    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8, 1997

                                              REGISTRATION NO. 333-30275

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------


                               AMENDMENT NO. 2


                                      TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         SEARCH FINANCIAL SERVICES INC.
                 (FORMERLY KNOWN AS SEARCH CAPITAL GROUP, INC.)
             (Exact name of registrant as specified in its charter)

             DELAWARE                               6141                          41-1356819
   (State or other jurisdiction         (Primary Standard Industrial          (I.R.S. Employer
of incorporation or organization)        Classification Code Number)         Identification No.)

                                                               ELLIS A. REGENBOGEN, ESQ.
                                                              EXECUTIVE VICE PRESIDENT AND
                                                                    GENERAL COUNSEL
                    600 NORTH PEARL STREET                   SEARCH FINANCIAL SERVICES INC.
                          SUITE 2500                       600 NORTH PEARL STREET, SUITE 2500
                     DALLAS, TEXAS  75201                         DALLAS, TEXAS  75201
                        (214) 965-6000                               (214) 965-6000
          (Address, including zip code and telephone     (Name, address, including ZIP code and
               number, including area code, of           telephone number, including area code,
           registrant's principal executive offices)             of agent for service)

                                   ----------------

                                With copies to:

  DARYL B. ROBERTSON, ESQ.                    ROBERT D. DRINKWATER, ESQ.
BRACEWELL & PATTERSON, L.L.P.          BRUNINI, GRANTHAM, GROWER & HEWES, PLLC
   500 NORTH AKARD STREET                      1400 TRUSTMARK BUILDING
         SUITE 4000                            248 EAST CAPITOL STREET
    DALLAS, TEXAS  75201                      JACKSON, MISSISSIPPI 39205
       (214) 740-4000                               (601) 948-3101


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:

AT THE EFFECTIVE TIME OF THE PROPOSED MERGER (THE "MERGER") OF A WHOLLY OWNED SUBSIDIARY OF SEARCH FINANCIAL SERVICES INC. ("SEARCH") WITH AND INTO MS FINANCIAL, INC. ("MSF"), AS DESCRIBED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 7, 1997 (THE "MERGER AGREEMENT"), ATTACHED AS ANNEX A TO THE JOINT PROXY STATEMENT/PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT, WHICH SHALL OCCUR AS PROMPTLY AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND THE SATISFACTION OF ALL CONDITIONS TO THE CLOSING OF THE MERGER.
                                 -----------

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                 -----------

                        ------------------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN FORM S-4

                                   PROSPECTUS
                      (INFORMATION ABOUT THE TRANSACTION)

1.       Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus................................      Outside Front Cover Page

2.       Inside Front and Outside Back Cover Pages of
         Prospectus....................................................      Available Information; Incorporation of
                                                                             Certain Documents by Reference; Table of
                                                                             Contents

3        Risk Factors, Ratio of Earnings to Fixed Charges
         and Other Information.........................................      Summary; Risk Factors; Selected Historical
                                                                             and Pro Forma Consolidated Financial
                                                                             Information; Comparative Per Share Data;
                                                                             Comparative Market Price Data; Pro Forma
                                                                             Combined Condensed Financial Information;
                                                                             The MSF Special Meeting--Record Date Voting
                                                                             Rights; The Merger--Certain Federal Income
                                                                             Tax Consequences; --Regulatory Approvals;
                                                                             --Federal Securities Law Compliance;
                                                                             --Absence of Dissenters' Rights

4.       Terms of the Transaction......................................      Summary; The Merger; The Merger Agreement;
                                                                             The Stockholders Agreement; Description of
                                                                             Search Capital Stock; Comparison of the
                                                                             Rights of Search Common Stock and Holders of
                                                                             MSF Common Stock

5        Pro Forma Financial Information...............................      Summary; Pro Forma Combined Condensed
                                                                             Financial Information

6.       Material Contacts with the Company Being
         Acquired......................................................      The Merger; The Merger Agreement; The
                                                                             Stockholders Agreement

7.       Additional Information Required for Reoffering by
         Persons and Parties Deemed to be Underwriters.................      Not Applicable

8.       Interests of Named Experts and Counsel........................      Legal Matters; Experts

9.       Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities................      Not Applicable

                                            (INFORMATION ABOUT THE REGISTRANT)

10.      Information with Respect to S-3 Registrants...................      Not Applicable

11.      Incorporation of Certain Information by
         Reference.....................................................      Not Applicable

12.      Information with Respect to S-2 or S-3
         Registrants...................................................      Not Applicable


13.      Incorporation of Certain Information by
         Reference.....................................................      Not Applicable

14.      Information with Respect to Registrants Other
         than S-2 or S-3 Registrants...................................      Summary; Selected Historical and Pro
                                                                             Forma Financial and Operating Data;
                                                                             Comparative Market Price Data; Risk
                                                                             Factors; The Merger; The Merger
                                                                             Agreement; The Stockholders Agreement;
                                                                             The Special Meetings; Description of
                                                                             Search Capital Stock; Pro Forma Combined
                                                                             Condensed Financial Information;
                                                                             Search Financial Services Inc.;
                                                                             Consolidated Financial Statements of Search

                                      (INFORMATION ABOUT THE COMPANY BEING ACQUIRED)

15.      Information with Respect to S-3 Companies.....................      Not Applicable

16.      Information with Respect to S-2 or S-3
         Companies.....................................................      Not Applicable

17.      Information with Respect to Companies Other
         than S-2 or S-3 Companies.....................................      Summary; Selected Historical and Pro Forma
                                                                             Financial and Operating Data; Comparative
                                                                             Market Price Data; The Special Meetings; Pro
                                                                             Forma Combined Condensed Financial
                                                                             Information; MS Financial, Inc.;
                                                                             Consolidated Financial Statements of MSF

                                           (VOTING AND MANAGEMENT INFORMATION)

18.      Information if Proxies, Consents or Authorizations
         Are to be Solicited............................................     Summary; The Special Meetings; The
                                                                             Merger--Interests of Certain Persons in
                                                                             the Merger; --Absence of Dissenters' Rights;
                                                                             MS Financial, Inc.--Management; --Director
                                                                             and Executive Compensation; --Security Ownership
                                                                             of Certain Beneficial Owners and  Management;
                                                                             Description of Search Capital Stock

19.      Information if Proxies, Consents or Authorizations
         Are not to be Solicited or in an Exchange Offer...............      Not Applicable

                               MS FINANCIAL, INC.
                      715 S. PEAR ORCHARD ROAD, SUITE 300
                              RIDGELAND, MS 39157
                                 (601) 978-6737


                                 July 8, 1997



Dear Stockholder:

         A Special Meeting of Stockholders of MS Financial, Inc. ("MSF") will be held at the Le Meridien Hotel located at 650 North Pearl Street, Dallas, Texas on Thursday, July 31, 1997 at 10:00 a.m., local time.

         At the Special Meeting, you will be asked to consider and vote upon a proposal (the "Merger Proposal") to adopt the Agreement and Plan of Merger, as amended (the "Merger Agreement"), providing for the merger (the "Merger") of a wholly-owned subsidiary of Search Financial Services Inc. ("Search") with and into MSF. Pursuant to the Merger Agreement, among other things, each share of common stock, par value $.001 per share ("MSF Common Stock"), of MSF outstanding at the effective time of the Merger will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of common stock, par value $0.01 per share, of Search ("Search Common Stock") based on the average closing sales price per share of Search Common Stock for the 10 trading days ending on the fifth business day before the Special Meeting (the "Average Search Trading Price"). The Exchange Ratio will equal the quotient of $1.63 (the "Per Share Amount") divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28. Based on the closing sale price of a share of Search Common Stock on July 1, 1997, the Exchange Ratio would have been .31. As a result of the Merger, MSF will become a wholly-owned subsidiary of Search and the stockholders of MSF will become stockholders of Search.

         Bear, Stearns & Co. Inc., the investment banking firm retained by the MSF Board of Directors to act as its financial advisor in connection with the Merger, has rendered its opinion to the effect that the Merger is fair to the public stockholders of MSF from a financial point of view.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS RELATED THERETO AND HAS DETERMINED THAT THEY ARE IN THE BEST INTERESTS OF MSF AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL.

         In the materials accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by MSF stockholders at the Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger.

         ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

                                        Sincerely,



                                        James B. Stuart, Jr.
                                        Chairman of the Board

                         SEARCH FINANCIAL SERVICES INC.
                       600 NORTH PEARL STREET, SUITE 2500
                                DALLAS, TX 75201
                                 (214) 965-6000



                              July 8, 1997



Dear Stockholder:

         A Special Meeting of Stockholders of Search Financial Services Inc. ("Search") will be held at the offices of Search located at 600 North Pearl Street, Dallas, Texas on Thursday, July 31, 1997 at 10:00 a.m., local time.

         At the Special Meeting, you will be asked to consider and vote upon a proposal (the "Merger Proposal") to adopt the Agreement and Plan of Merger, as amended (the "Merger Agreement"), providing for the merger (the "Merger") of a wholly-owned subsidiary of Search with and into MS Financial, Inc. ("MSF"). Pursuant to the Merger Agreement, among other things, each share of common stock, par value $.001 per share ("MSF Common Stock"), of MSF outstanding at the effective time of the Merger will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of common stock, par value $.01 per share, of Search ("Search Common Stock") based on the average closing sales price per share of Search Common Stock for the 10 trading days ending on the fifth business day before the special meeting of MSF's stockholders to be held to consider the Merger Proposal (the "Average Search Trading Price"). The Exchange Ratio will equal the quotient of $1.63 (the "Per Share Amount") divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28. Based on the closing sale price of a share of Search Common Stock on July 1, 1997, the Exchange Ratio would have been .31. The Merger Agreement also provides that all outstanding options to purchase shares of MSF Common Stock will be assumed by Search and become options to purchase Search Common Stock. As a result of the Merger, MSF will become a wholly-owned subsidiary of Search, and the stockholders of MSF will become stockholders of Search.


         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS RELATED THERETO AND HAS DETERMINED THAT THEY ARE IN THE BEST INTERESTS OF SEARCH AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL.

         In the materials accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Search stockholders at the Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger.

         ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.

                                      Sincerely,


                                      George C. Evans
                                      Chairman of the Board
                                      and Chief Executive Officer

                               MS FINANCIAL, INC.
                      715 S. PEAR ORCHARD ROAD, SUITE 300
                              RIDGELAND, MS 39157
                                 (601) 978-6737

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON THURSDAY, JULY 31, 1997


         Notice is hereby given that a Special Meeting of Stockholders of MS Financial, Inc. ("MSF") will be held on Thursday, July 31, 1997, at 10:00 a.m., local time, at the Le Meridien Hotel located at 650 North Pearl Street, Dallas, Texas for the following purposes:

                 (1) To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Agreement and Plan of Merger, dated as of February 7, 1997, as amended ("Merger Agreement"), among MSF, Search Financial Services Inc. ("Search"), and Search Capital Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Search ("Merger Sub"), and the transactions contemplated thereby, pursuant to which Merger Agreement, among other things, (i) Merger Sub will be merged with and into MSF, following which MSF will become a wholly-owned subsidiary of Search (the "Merger"), (ii) as a result of the Merger, each share of common stock, par value $.001 per share, of MSF ("MSF Common Stock") outstanding at the effective time of the Merger (other than shares held in MSF's treasury or owned by Search or any subsidiary of Search or MSF) will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of common stock, par value $.01 per share, of Search ("Search Common Stock") based on the average closing sales price per share of Search Common Stock for the 10 trading days ending on the fifth business day prior to the Special Meeting (the "Average Search Trading Price"), which Exchange Ratio will equal the quotient of $1.63 (the "Per Share Amount") divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28, and (iii) all outstanding options to purchase MSF Common Stock will be assumed by Search and become options to purchase Search Common Stock; and

                 (2) To transact such other business that may properly come before the Special Meeting or any postponements or adjournments thereof.

         Only stockholders of record at the close of business on June 25, 1997 are entitled to notice of and to vote at the Special Meeting, or at any postponements or adjournments thereof. The affirmative vote of the holders of a majority of the outstanding shares of MSF Common Stock is required for the approval of the Merger Proposal.

         Under the Delaware General Corporation Law, stockholders of MSF will not have the right to assert dissenters rights in connection with the proposed Merger. See "The Merger--Absence of Dissenters' Rights" in the Joint Proxy Statement/Prospectus accompanying this notice.

         WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY THEN WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.


Ridgeland, Mississippi
July 8, 1997

                                BY ORDER OF THE BOARD OF DIRECTORS,



                                James B. Stuart, Jr.
                                Chairman of the Board

           PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

                         SEARCH FINANCIAL SERVICES INC.
                       600 NORTH PEARL STREET, SUITE 2500
                                DALLAS, TX 75201
                                 (214) 965-6000


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON THURSDAY, JULY 31, 1997

         Notice is hereby given that a Special Meeting of Stockholders of Search Financial Services Inc. ("Search") will be held on Thursday, July 31, 1997, at 10:00 a.m., local time, at the offices of Search located at 600 North Pearl Street, Dallas, Texas, for the following purposes:

                 (1) To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Agreement and Plan of Merger, dated as of February 7, 1997 ("Merger Agreement"), among Search, MS Financial, Inc., a Delaware corporation ("MSF"), and Search Capital Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Search ("Merger Sub"), and the transactions contemplated thereby, pursuant to which Merger Agreement, among other things, (i) Merger Sub will be merged with and into MSF, following which MSF will become a wholly-owned subsidiary of Search (the "Merger"), (ii) as a result of the Merger, each share of common stock, par value $.001 per share, of MSF ("MSF Common Stock") outstanding at the effective time of the Merger (other than shares held in MSF's treasury or owned by Search or any subsidiary of Search or MSF) will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of common stock, par value $.01 per share, of Search ("Search Common Stock") based on the average closing sales price per share of Search Common Stock for the 10 trading days ending on the fifth business day prior to the special meeting of MSF's stockholders to be held to consider the Merger Proposal (the "Average Search Trading Price"), which Exchange Ratio will equal the quotient of $1.63 (the "Per Share Amount") divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28, and (iii) all outstanding options to purchase MSF Common Stock will be assumed by Search and become options to purchase Search Common Stock; and

                 (2) To transact such other business that may properly come before the Special Meeting or any postponements or adjournments thereof.

         Only stockholders of record at the close of business on July 3, 1997 are entitled to notice of and to vote at the Special Meeting, or at any postponements or adjournments thereof. The affirmative vote of the holders of a majority of the outstanding shares of Search Common Stock, Search's 12% Senior Convertible Preferred Stock and Search's 9%/7% Convertible Preferred Stock, voting together as one class, that are represented in person or by proxy and entitled to vote at the Special Meeting is required for the approval of the Merger Proposal.

         Under the Delaware General Corporation Law, stockholders of Search will not have the right to assert dissenters rights in connection with the proposed Merger. See "The Merger--Absence of Dissenters' Rights" in the Joint Proxy Statement/Prospectus accompanying this notice.

         YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES OF SEARCH COMMON STOCK THAT YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY THEN WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.


Dallas, Texas
July 8, 1997

                                    BY ORDER OF THE BOARD OF DIRECTORS,


                                    George C. Evans
                                    Chairman of the Board
                                    and Chief Executive Officer

                             JOINT PROXY STATEMENT
                                       OF
                         SEARCH FINANCIAL SERVICES INC.
                                      AND
                               MS FINANCIAL, INC.
                   SEARCH FINANCIAL SERVICES INC. PROSPECTUS


         This Joint Proxy Statement/Prospectus is being furnished by MS Financial, Inc., a Delaware corporation ("MSF"), and Search Financial Services Inc., a Delaware corporation ("Search"), in connection with the solicitation of proxies for use at the respective special meetings of the stockholders of MSF and Search, or at any adjournments or postponements thereof, for the purposes set forth herein. The special meeting of stockholders of MSF (the "MSF Special Meeting") will be held at 10:00 a.m., local time, on Thursday, July 31, 1997, at the Le Meridien Hotel located at 650 North Pearl Street, Dallas, Texas. MSF's telephone number is (601) 978-6737. The special meeting of stockholders of Search (the "Search Special Meeting") will be held at 10:00 a.m., local time, on Thursday, July 31, 1997, at the offices of Search located at 600 North Pearl Street, Dallas, Texas 75201. Search's telephone number is (214) 965-6000.
Prior to May 19,1997, Search's name was "Search Capital Group, Inc."  This
Joint Proxy Statement/Prospectus and the respective forms of proxies are first being mailed to stockholders of MSF and Search on or about July 8, 1997.


         This Joint Proxy Statement/Prospectus also constitutes a prospectus of Search with respect to up to 3,859,474 shares of Search common stock, par value $0.01 per share ("Search Common Stock"), to be issued in connection with the merger (the "Merger") of Search Capital Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Search ("Merger Sub"), with and into MSF pursuant to the Agreement and Plan of Merger, dated as of February 7, 1997, as amended (the "Merger Agreement"), among Search, Merger Sub and MSF.

         Pursuant to the Merger Agreement, among other things, each share of common stock, par value $.001 per share ("MSF Common Stock"), of MSF outstanding at the effective time of the Merger will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of Search Common Stock, based on the average closing sales price per share of Search Common Stock for the 10 trading days ending on the fifth business day before the MSF Special Meeting (the "Average Search Trading Price"). The Exchange Ratio will equal the quotient of $1.63 (the "Per Share Amount") divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28. Based on the closing price of a share of Search Common Stock on July 1, 1997, the Exchange Ratio would have been .31.

         Search and MSF will publicly announce the Exchange Ratio promptly after it is determined. Stockholders of MSF or Search may call the Secretary of MSF at (601) 978-6694 or the Investor Relations Department of Search at
(800) 725-6673 for the Exchange Ratio amount beginning four business days prior to the MSF Special Meeting date. Stockholders may revoke or submit proxies by sending the revocation or proxy via facsimile to (601) 978-6601, if to MSF, or to (214) 965-6104, if to Search. Stockholders are urged to call MSF or Search at the appropriate phone number to be advised of the Exchange Ratio.

         THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY STATEMENT/ PROSPECTUS. MSF STOCKHOLDERS AND SEARCH STOCKHOLDERS ARE STRONGLY URGED TO READ AND CAREFULLY CONSIDER THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING ON PAGE 20.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


      THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS JULY 8, 1997.

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

NO AUTHORIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

CAUTIONARY STATEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         The Companies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         The Special Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         The Merger Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
         The Stockholders Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
         Other Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

SELECTED HISTORICAL AND PRO FORMA
CONSOLIDATED FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

COMPARATIVE PER SHARE DATA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         Cash Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

COMPARATIVE MARKET PRICE DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

THE SPECIAL MEETINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         Times, Places and Dates of the Special Meetings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         Purpose of the MSF Special Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         Purpose of the Search Special Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         Record Dates; Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         Proxies; Revocation of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
         Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
         Terms of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
         Prior Adjustments to Per Share Amount and Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . 29
         Background of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
         MSF's Reasons for the Merger; Recommendations of the MSF Board . . . . . . . . . . . . . . . . . . . . . . . 33
         Opinion of MSF's Financial Advisor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
         Search's Reasons for the Merger; Recommendations of the Search Board . . . . . . . . . . . . . . . . . . . . 38
         Opinion of Search Financial Advisor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39
         Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41
         Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
         Certain Federal Income Tax Considerations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
         Federal Securities Law Consequences  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
         Absence of Dissenters' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
         Management and Operations Following the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
         Restructuring of MSF's Line of Credit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45

THE MERGER AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
         Exchange of Share Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
         Treatment of MSF Stock Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
         Business of MSF Pending the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
         Search Management Assistance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48
         Solicitation of Other Proposals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48


         Conditions to the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
         Termination; Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
         Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50

THE STOCKHOLDERS AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
         Agreement to Vote  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
         Covenants of the Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
         Transfer Restrictions; Registration Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
         Standstill Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
         Indemnification; Escrow Arrangements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53
         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53

PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
(Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54

DESCRIPTION OF SEARCH CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
         Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
         Search Authorized Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
         Search 9%/7% Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
         Search 12% Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60
         Section 203 of the Delaware General Corporation Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61
         Transfer Agent and Registrar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61

COMPARISON OF THE RIGHTS OF HOLDERS OF
SEARCH COMMON STOCK AND MSF COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61

SEARCH FINANCIAL SERVICES INC.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63
         Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63
         Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71
         Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71
         Management's Discussion and Analysis of Financial Condition and Results of Operations  . . . . . . . . . . . 72
         Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80
         Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80
         Principal Stockholders of Search . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80
         Directors and Exeuctive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
         Certain Relationships and Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 85
         Executive compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 87

MS FINANCIAL, INC.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 91
         Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 91
         Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 96
         Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 96
         Management's Discussion and Analysis of Financial Condition and Results of Operations  . . . . . . . . . . . 96
         Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .112
         Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .112
         Principal and Other Stockholders of MSF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .112
         Management of MSF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .113

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .114

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .115

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .115

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .115

ANNEX A  AGREEMENT AND PLAN OF MERGER, AS AMENDED
ANNEX B  OPINION OF BEAR, STEARNS & CO. INC.
ANNEX C  OPINION OF ALEX. BROWN & SONS INCORPORATED
ANNEX D  CONSOLIDATED FINANCIAL STATEMENTS OF MS FINANCIAL, INC.
ANNEX E CONSOLIDATED FINANCIAL STATEMENTS OF SEARCH FINANCIAL SERVICES INC. ANNEX F FINANCIAL STATEMENTS FOR DEALERS ALLIANCE CREDIT CORP.

                             AVAILABLE INFORMATION

         Search and MSF are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Search and MSF with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Search and MSF. The address of such Web site is http://www.sec.gov. In addition, material filed by MSF can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         Search has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.


         Search has supplied all information contained in this Joint Proxy Statement/Prospectus relating to Search and its subsidiaries, and MSF has supplied all information contained in this Joint Proxy Statement/Prospectus relating to MSF and its subsidiary.

         Unless the context otherwise requires, "Search" refers to both Search Financial Services Inc. and its consolidated subsidiaries, and "MSF" refers to both MS Financial, Inc. and its consolidated subsidiary.

                                NO AUTHORIZATION

         NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SEARCH, MSF OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SEARCH OR MSF SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              CAUTIONARY STATEMENT

         This Joint Proxy Statement/Prospectus contains certain forward looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of Search following the consummation of the Merger. These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, matters discussed herein under "Risk Factors" as well as the following: (1) expected cost savings from the Merger not being fully realized; (2) delinquency rates and losses with respect to MSF's loan portfolio following the Merger being greater than expected; (3) competitive pressure in the used motor vehicle receivables industry increasing significantly; (4) costs or difficulties related to the integration of the businesses of Search and MSF being greater than expected; (5) unforeseen litigation; (6) adverse changes in governmental and regulatory matters; (7) Search's ability to retain MSF's marketing representatives and dealer relationships; (8) effects from changing MSF's underwriting criteria to Search's underwriting criteria; and (9) general economic conditions, either nationally or in the states in which the combined company will be doing business, being less favorable than expected.

                                    SUMMARY

         The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Joint Proxy Statement/Prospectus and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Joint Proxy Statement/Prospectus. Stockholders are urged to read this Joint Proxy Statement/Prospectus and the Annexes hereto in their entirety. See "Risk Factors" for certain information that should be considered by stockholders.

                                 THE COMPANIES

Search  . . . . . . . . . . .     Search is a financial services company
                                  specializing in the purchase and management of used motor vehicle receivables, typically those owed by consumer obligors who do not qualify for traditional financing. Search purchases its receivables either through the purchase of individual receivables from franchise and independent automobile and light duty truck dealers ("Dealers") who originate them in the sale of their vehicles or through bulk purchases of receivables from Dealers and other finance companies. The
                                  Company also engages in consumer lending activities. The principal executive offices of Search are located at 600 North Pearl
                                  Street, Suite 2500, Dallas, Texas 75201 and its telephone number is (214) 965-6000. See
                                  "Search Financial Services Inc." and Search's
                                  Consolidated Financial Statements attached as Annex E for more information regarding
                                  Search.

MSF . . . . . . . . . . . . .     MSF is a specialized consumer finance company
                                  engaged in the purchase and servicing of installment contracts originated by automobile dealers. MSF acquires installment contracts principally from franchise dealers in connection with their sale of used and new automobile and light duty trucks to approved non-prime consumers. MSF also generates revenue from commissions which it receives from the sale of insurance and other ancillary products sold in conjunction with the installment contracts purchased by MSF through its branch offices. The principal executive offices of MSF are located at 715
                                  South Pear Orchard Road, Suite 300,
                                  Ridgeland, Mississippi 39157 and its
                                  telephone number is (601) 978-6737.  See "MS
                                  Financial, Inc."

Merger Sub  . . . . . . . . .     Merger Sub was recently organized by Search
                                  for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the proposed Merger. The principal executive offices of Merger Sub are located at 600
                                  North Pearl Street, Suite 2500, Dallas, Texas
                                  75201 and its telephone number is (214)
                                  965-6000.

                              THE SPECIAL MEETINGS

Times, Places and Dates of the
Special Meetings  . . . . . .     The MSF Special Meeting will be held at 10:00
                                  a.m., local time, on Thursday, July 31, 1997 at the Le Meridien Hotel located at 650 North
                                  Pearl Street, Dallas, Texas 75201.  The
                                  Search Special Meeting will be held at 10:00
                                  a.m., local time, on Thursday, July 31, 1997 at the offices of Search located at 600 North
                                  Pearl Street, Dallas, Texas 75201.  See "The
                                  Special Meetings--Times, Places and Dates of
                                  Special Meetings."

Purposes of the Special
Meetings  . . . . . . . . . .     At the MSF Special Meeting and the Search
                                  Special Meeting (collectively, the "Special
                                  Meetings"), stockholders will be asked to consider and vote upon proposals to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to this Joint Proxy
                                  Statement/Prospectus as Annex A.  See "The
                                  Special Meetings--Purpose of the MSF Special
                                  Meeting" and "--Purpose of the Search Special
                                  Meeting."

Record Dates; Voting Rights .     Holders of record of MSF Common Stock at the
                                  close of business on June 25, 1997 (the "MSF
                                  Record Date") will be entitled to notice of,
                                  and to vote at, the MSF Special Meeting and
                                  at any adjournment or postponement thereof.
                                  There were issued and outstanding 10,431,010
                                  shares of MSF Common Stock as of the MSF
                                  Record Date, held by approximately 1,200
                                  stockholders of record.   Under the Delaware
                                  General Corporation Law (the "Delaware Law") and MSF's Second Amended and Restated
                                  Certificate of Incorporation, the adoption and approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of MSF requires the affirmative vote of the holders of at least a majority of the outstanding shares of MSF Common Stock.
                                  As of the MSF Record Date, 8,080,421 shares of MSF Common Stock (approximately 77% of the shares of MSF Common Stock outstanding as of the MSF Record Date) were entitled to be voted by the directors and officers of MSF and their affiliates. See "The Special
                                  Meetings--Record Dates; Voting Rights."

                                  MS Diversified Corporation, MS Financial
                                  Services, Inc. and Golder Thoma Cressey
                                  Rauner Fund IV, L.P.  (collectively, the
                                  "Principal Stockholders"), the holders of
                                  8,040,000 shares of MSF Common Stock, or approximately 77% of the shares of MSF Common Stock outstanding on the MSF Record Date, have agreed to vote their shares of MSF Common Stock in favor of the Merger at the MSF Special Meeting and have granted a proxy to vote their shares to Merger Sub. When these shares of MSF Common Stock are voted at the MSF Special Meeting in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, the affirmative vote of holders of additional shares of MSF Common Stock will not be required to adopt and approve the Merger Agreement and the transactions contemplated thereby. See "The Stockholders Agreement."

                                  Holders of a majority of the shares of MSF
                                  Common Stock, represented in person or by proxy, will constitute a quorum at the MSF Special Meeting. Each holder will be entitled to cast one vote for each share of MSF Common Stock held. See "The Special Meetings--Record Dates; Voting Rights."

                                  Holders of record of Search Common Stock,
                                  Search's 12% Senior Convertible Preferred
                                  Stock ("Search 12% Preferred Stock") and
                                  Search's 9%/7% Convertible Preferred Stock
                                  ("Search 9%/7% Preferred Stock") at the close of business on July 3,1997 (the "Search
                                  Record Date") will be entitled to notice of, and to vote at, the Search Special Meeting and at any adjournment or postponement thereof. There were issued and outstanding 3,016,444 shares of Search Common Stock, 50,000 shares of Search 12% Preferred Stock and 2,456,098 shares of Search 9%/7%
                                  Preferred Stock as of the Search Record Date. Under the Delaware law and Search's Amended and Restated Certificate of Incorporation, the adoption and approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of Search requires the affirmative vote of the holders of at least a majority of the outstanding shares of Search Common Stock, Search 12% Preferred Stock and Search 9%/7% Preferred Stock (the "Search Capital Stock"), voting together as one class, that are represented in person or by proxy at the Search Special Meeting. As of the Search Record Date, 108,823 shares of Search Capital Stock (approximately 2% of the shares of Search Capital Stock outstanding as of the Search Record Date) were entitled to be voted by the directors and officers of Search and their affiliates. See "The Special Meetings--Record Dates; Voting Rights."

                                  Holders of one-half of the outstanding shares of Search Capital Stock, represented in person or by proxy, will constitute a quorum at the Search Special Meeting. Each holder will be entitled to cast one vote for each share of Search Capital Stock held. See "The Special Meetings--Record Dates; Voting Rights."

                                   THE MERGER

Terms of Merger . . . . . . .     If the Merger is approved and consummated,
                                  each share of MSF Common Stock outstanding at the date and time (the "Effective Time") that the Merger becomes effective (other than shares held in MSF's treasury or owned by Search or any subsidiary of Search or MSF) will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of Search Common Stock, based on the average closing sales price per share of Search
                                  Common Stock for the 10 trading days ending on the fifth business day prior to the date of the MSF Special Meeting (the "Average
                                  Search Trading Price"). The Exchange Ratio will equal the quotient of $1.63 (the "Per
                                  Share Amount") divided by the Average Search
                                  Trading Price, but may not be more than 0.37 nor less than 0.28. No fractional shares of Search Common Stock will be issued and cash will be paid in lieu of any such fractional shares. See "The Merger Agreement--Conversion of Shares."

                                  MSF STOCKHOLDERS SHOULD CONSIDER THAT THE
                                  EXCHANGE RATIO WILL BE FIXED ON THE FIFTH
                                  BUSINESS DAY PRIOR TO THE DATE OF THE MSF
                                  SPECIAL MEETING, BUT THE MARKET VALUE OF THE
                                  SHARES OF SEARCH COMMON STOCK THAT HOLDERS OF MSF COMMON STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE TIME BECAUSE THE MARKET PRICE OF SEARCH COMMON STOCK IS SUBJECT TO FLUCTUATION. IN ADDITION, BECAUSE OF FLUCTUATIONS IN THE MARKET PRICE OF SEARCH COMMON STOCK, THE MARKET VALUE OF SEARCH COMMON STOCK THAT HOLDERS OF MSF COMMON STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE FOLLOWING THE MERGER.

Prior Adjustments to Per Share
Amount and Exchange Ratio . .     Under the Merger Agreement prior to its
                                  amendment on June 25, 1997, the Per Share
                                  Amount and the maximum and minimum Exchange
                                  Ratios were $2.00 and 0.46 and 0.34,
                                  respectively. The Merger Agreement required the Per Share Amount and maximum and minimum
                                  Exchange Ratios to be decreased under certain circumstances. In general, the Per Share
                                  Amount was to be decreased if the
                                  stockholders' equity shown on the unaudited financial statements of MSF for the last month (or, in certain circumstances, the second month) ending before the Effective
                                  Time, subject to certain adjustments,
                                  decreased. No adjustment would have been made if the adjusted decrease in stockholders' equity was $2.1 million or less. The maximum and minimum Exchange
                                  Ratios would have been decreased in
                                  proportion to any decrease in the Per Share
                                  Amount. See "The Merger--Prior Adjustments to Per Share Amount and Exchange Ratio."

                                  Search and MSF originally contemplated that the Effective Time would occur prior to June 30, 1997 and that the foregoing adjustments, if any, would be based on MSF's financial information as of April 30, 1997. Because of unavoidable delays, and to allow additional time for consummation of the Merger, Search and MSF agreed, on June 25, 1997, to an amendment of the Merger Agreement. Under the amendment, the outside date for consummation of the Merger was extended from June 30 to August 15, 1997, the Per Share Amount and minimum and maximum Exchange Ratios were fixed at $1.63 and 0.28 and 0.37, respectively, and the foregoing adjustment provisions of the Merger Agreement were deleted. These amounts are approximately what would have resulted under the adjustment provisions of the original, unamended Merger Agreement using financial information for MSF as of April 30, 1997. Accordingly, no further adjustments to the Per Share Amount or minimum or maximum Exchange Ratios are expected to be made prior to the Effective Time. See "The Merger--Prior Adjustments to Per Share Amount and Exchange Ratio."

MSF's Reasons for the Merger;
Recommendations of the Board
of Directors of MSF . . . . .     After taking into consideration various
                                  factors, the MSF Board has determined that the Merger is in the best interests of MSF and its stockholders and recommends adoption and approval of the Merger Agreement and the transactions contemplated thereby. For a discussion of the factors considered by the MSF Board in reaching its decisions to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, and to recommend that the MSF stockholders vote FOR the proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger, see "The Merger--MSF's
                                  Reasons for the Merger; Recommendations of the MSF Board of Directors."

Search's Reasons for the Merger;
Recommendations of the Board
of Directors of Search  . . .     After taking into consideration various
                                  factors, the Search Board has determined that the Merger is in the best interests of Search and its stockholders and recommends adoption and approval of the Merger Agreement and the transactions contemplated thereby. For a discussion of the factors considered by the Search Board in reaching its decisions to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, and to recommend that the Search stockholders vote FOR the proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger, see "The
                                  Merger--Search's Reasons for the Merger;
                                  Recommendations of the Search Board."

Opinion of Bear, Stearns
& Co. Inc.  . . . . . . . . .     Bear, Stearns & Co. Inc. ("Bear Stearns") has
                                  delivered its written opinion to the MSF
                                  Board to the effect that, as of the date of
                                  its opinion, the Merger is fair to the public
                                  stockholders of MSF from a financial point of
                                  view.  A copy of such opinion, which sets
                                  forth the assumptions made, matters
                                  considered, and limits on the review
                                  undertaken by Bear Stearns in arriving at its
                                  opinion is attached to this Joint Proxy
                                  Statement/Prospectus as Annex B and should be
                                  read in its entirety. See "The
                                  Merger--Opinion of MSF's Financial Advisors."
                                  Bear Stearns and Search have had discussions
                                  regarding potential securitization
                                  transactions by Search in the future with
                                  Bear Stearns' assistance.
Opinion of Alex. Brown &
Sons Incorporated . . . . . .     Alex. Brown & Sons Incorporated ("Alex.
                                  Brown") has delivered its written opinion dated February 6, 1997 (the "Opinion") to the
                                  Search Board to the effect that, as of the date of its opinion, the Exchange Ratio is fair to Search from a financial point of view. A copy of such opinion, which sets forth the assumptions made, matters considered, and limits on the review undertaken by Alex. Brown in arriving at its opinion is attached to this Joint Proxy
                                  Statement/Prospectus as Annex C and should be read in its entirety. The Opinion addresses the fairness of the Exchange Ratio from a financial point of view to Search as of February 6, 1997, based on market and economic conditions existing as of such date, and Alex. Brown was not requested by Search to, and did not, update its opinion for any date subsequent to February 6, 1997. It did, however, advise the Search Board by letter dated June 26, 1997 that Alex. Brown is of the view that the modifications to the Exchange Ratio effected by the June 25, 1997 amendment to the Merger Agreement, had they been made prior to February 6, 1997, would not have caused Alex. Brown to change its view expressed in its February 6, 1997 opinion that the Exchange Ratio was fair, as of February 6, 1997, from a financial point of view to Search. In reaching that conclusion Alex. Brown reviewed the June 25th amendment to the Merger Agreement and conducted such other review and analysis as it deemed necessary for the purposes of its June 26th letter. At the direction of Search, Alex. Brown has not performed the review and analysis that it would consider necessary to pass on the fairness, from a financial point of view, to Search of the revised Exchange
                                  Ratio as of June 26, 1997 and, as such, ALEX.
                                  BROWN DOES NOT ADDRESS IN ANY MANNER THE
                                  FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO
                                  SEARCH OF THE REVISED EXCHANGE RATIO IN THE
                                  LIGHT OF DEVELOPMENTS SINCE FEBRUARY 6, 1997
                                  RELATING TO EITHER SEARCH OR MSF SPECIFICALLY
                                  OR MARKET AND ECONOMIC CONDITIONS GENERALLY.
                                  See "The Merger -- Search's Reasons for the
                                  Merger; Recommendations of the Search Board" and -- "Opinion of Search Financial Advisor."

Interests of Certain Persons
in the Merger . . . . . . . .     In considering the recommendation of the MSF
                                  Board to approve and adopt the Merger
                                  Agreement and the transactions contemplated thereby, including the Merger, MSF stockholders should be aware that the executive officers of MSF and certain members of the MSF Board have interests in the Merger that are in addition to the interests of MSF stockholders generally, and that the members of the MSF Board having such interests participated in the discussion, deliberation and voting of the MSF Board with respect to the Merger Agreement. See "The
                                  Merger--Interests of Certain Persons in the Merger."

                                  Ownership of Shares of MSF Common Stock;
                                  Election of New Search Director. Three of the directors of MSF also serve as officers of MS Diversified Corporation ("MSD"). MSD and its wholly-owned subsidiary, MS Financial Services, Inc., collectively own 41.4% of the outstanding MSF Common Stock. Two other directors of MSF are affiliated with Golder, Thoma, Cressey, Rauner, Inc. ("Golder Thoma"). Golder Thoma's affiliate, Golder Thoma Cressey Rauner Fund IV, L.P., owns 35.7% of the outstanding MSF Common Stock. Together these five directors form a majority of the members of the MSF Board. In addition, Search has agreed that Mr. James B. Stuart, Jr., who is Chairman of MSF and President and Chief Executive Officer of MSD, will become a director of Search following the Merger.

                                  Acceleration of Options. The officers and directors of MSF hold options to purchase MSF Common Stock issued under the MSF Amended and Restated Employees' Equity Incentive Plan and the MSF Non-Employee Directors Stock Option Plan (the "MSF Plans"). As a result of the Merger and the terms of their options, at the Effective Time, all of these options will become fully exercisable, to the extent not previously exercisable, to purchase Search Common Stock. See "The Merger Agreement--Treatment of MSF Stock Options."

                                  Employment Agreements. Several of MSF's officers have employment contracts with MSF. Under the terms of each of these contracts, the officer is entitled to certain severance payments, after the Effective Time, if the officer's employment is terminated without cause, or if he resigns because there is a material reduction in the officer's salary or benefits, the officer is required to be based more than 25 miles from MSF's present executive offices, or the officer is removed, not reelected to his position with MSF or is assigned duties inconsistent with his duties, responsibilities and status with MSF. The severance payments are generally one-year's base salary. The employment contract for MSF's former Chief Executive Officer, who resigned effective February 28, 1997, provides that he will receive cash severance payments for a one-year period so long as he complies with certain noncompete covenants. MSF, with the consent of Search, has agreed that the former Chief Executive Officer may exercise certain stock options issued under one of the MSF Plans for up to one year after his resignation.

                                  Indemnification; Insurance. Under the Merger Agreement, Search has agreed that the Surviving Corporation's Certificate of Incorporation and Bylaws will be no less favorable with respect to indemnification of officers, directors, employees, fiduciaries and agents than MSF's current Second Amended and Restated Certificate of Incorporation and Bylaws. In addition, Search has agreed not to amend or repeal in any manner that would diminish their effect the provisions of the Surviving Corporation's Certificate of Incorporation and Bylaws providing for indemnification of individuals who at any time prior to the Merger were directors, officers, employees, fiduciaries or agents of MSF for a period of three years after the Merger for all matters other than this Joint Proxy Statement/Prospectus, for which the period will be four years following the Merger. Under the Merger Agreement, Search has agreed that the Surviving Corporation will use reasonable efforts, subject to certain cost limitations, to maintain in effect for three years after the Merger MSF's current directors' and officers' liability insurance coverage with respect to matters occurring prior to the Effective Time.

Accounting Treatment  . . . .     The Merger will be accounted for by Search
                                  under the purchase method of accounting in accordance with Accounting Principles Board
                                  Opinion No. 16, "Business Combinations," as amended. See "The Merger--Accounting
                                  Treatment."

Certain Federal Income Tax
Considerations  . . . . . . .     The Merger is intended to constitute a
                                  reorganization within the meaning of Section
                                  368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss would be recognized by MSF stockholders with respect to the receipt of Search Common
                                  Stock in exchange for their shares of MSF
                                  Common Stock in the Merger (except with
                                  respect to any cash received in lieu of
                                  fractional shares of Search

                                  Common Stock). Search and MSF have received an opinion of counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Under the Merger Agreement, it is a condition precedent to the obligation of each of Search and MSF to consummate the Merger that the opinion be updated as of the Effective Time. For a further discussion of certain of the federal income tax consequences of the Merger, see "The Merger--Certain Federal Income Tax Considerations." See also "The Merger Agreement--Conditions to the Merger."

Absence of  Dissenters'
Rights  . . . . . . . . . . .     Neither holders of MSF Common Stock nor
                                  holders of Search Capital Stock will be
                                  entitled to dissenters' rights under the Delaware Law in connection with the Merger.
                                  See "The Merger--Absence of Dissenters'
                                  Rights."

Management and Operations
Following the Merger  . . . .     Pursuant to the Merger Agreement, upon
                                  consummation of the Merger, the officers of Merger Sub immediately prior to the Effective
                                  Time will be the initial officers of the Surviving Corporation. One MSF officer will be appointed an Executive Vice President of Search. One MSF director will be elected to the Search Board.

                                  Following the Merger, Search intends to
                                  consolidate the operations of Search and MSF that provide similar services to realize operating efficiencies and expense savings. No final determination regarding these matters has been made. Search intends to retain MSF's branch locations and operations, including the purchase of receivables for the account of MSF utilizing Search's underwriting guidelines. Following the Merger, Search will continue to review the operations of MSF to determine whether additional operating efficiencies and consolidations of operations can be implemented, including consolidation of branch office operations with facilities of Search that are located in close proximity and the consolidation of all of MSF's headquarters operations, after October 1997, with the similar operations of Search in Dallas, Texas or at other, smaller facilities in the Jackson, Mississippi area. See "The Merger--Management and Operations Following the Merger."

Treatment of MSF Stock
Options   . . . . . . . . . .     At the Effective Time, each outstanding
                                  option to purchase shares of MSF Common Stock under the MSF Plans will become fully exercisable and will be assumed by Search.
                                  Each MSF option assumed by Search under the Merger Agreement will continue to have, and be subject to, the same terms and conditions set forth in the MSF Plans immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Search Common Stock equal to the product of the number of shares of MSF
                                  Common Stock that were purchasable under such option multiplied by the Exchange Ratio, rounded up or down to the nearest whole number of shares of Search Common Stock, and
                                  (ii) the per share exercise price for the shares of Search Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of MSF Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. See "The Merger
                                  Agreement--Treatment of MSF Stock Option."

                              THE MERGER AGREEMENT

Surrender of Certificates . .     If the Merger becomes effective, Search will
                                  mail a letter of transmittal with
                                  instructions to all holders of record of MSF
                                  Common Stock as of the Effective Time for use in surrendering their stock certificates in exchange for certificates representing Search
                                  Common Stock and a cash payment in lieu of fractional shares. Certificates should not be surrendered until the letter of transmittal is received. See "The Merger
                                  Agreement--Exchange of Share Certificates."

Conditions to the
Merger  . . . . . . . . . . .     Consummation of the Merger is subject to the
                                  satisfaction or, where legally permissible, waiver of a number of conditions, including, but not limited to (i) the adoption of the Merger Agreement by the requisite vote of the stockholders of MSF and Search, (ii) the absence of any court order or law which makes the Merger illegal or otherwise prohibits the consummation of the Merger, (iii) the continuing accuracy in all material respects of the representations and warranties made in the Merger Agreement on and as of the Effective Time, (iv) the receipt by Search of accountants' "cold comfort" letters with respect to the financial statements of MSF and its subsidiary and certain other matters,
                                  (v) the execution of amendments by MSF,
                                  Search and MSF's lenders to MSF's line of credit, and (vi) the absence of any pending or threatened litigation against Search, MSF or their respective officers or directors that could have a material adverse effect on Search or MSF. See "The Merger
                                  Agreement--Conditions to the Merger."

Termination . . . . . . . . .     The Merger Agreement may be terminated at any
                                  time prior to the Effective Time by mutual consent of Search and MSF, or by either party if (i) the Effective Time has not occurred by August 15, 1997, (ii) there exists any order, decree, ruling or other action prohibiting the transactions contemplated by the Merger
                                  Agreement, (iii) the other party has breached any representation, warranty, covenant or agreement in the Merger Agreement such that the related closing conditions would not be satisfied, and such breach has not been promptly cured, or (iv) the stockholders of Search or MSF fail to approve and adopt the Merger Agreement and the Merger. Search may also terminate the Merger Agreement if (i) the MSF Board withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Search or resolves to do so, (ii) the MSF Board recommends to MSF's stockholders any Business
                                  Combination Transaction (as defined in "The
                                  Merger Agreement--Termination; Amendment") or resolves to do so, (iii) a tender offer or exchange offer for 50% or more of the outstanding shares of MSF Common Stock is commenced and the MSF Board fails to recommend against the stockholders of MSF tendering their shares in such tender offer or exchange offer, or (iv) MSF files a petition for reorganization in bankruptcy or becomes the subject of an involuntary bankruptcy petition that is not rejected within 30 days. In addition, MSF may terminate the Merger Agreement if (i) the Search Board withdraws its recommendation of approval of the issuance of additional shares of Search Common Stock pursuant to the Merger or resolves to do so or (ii) in the exercise of its good faith judgment as to its fiduciary duties under the Delaware Law, the MSF Board in good faith determines, after consultation with its financial advisors and legal counsel and duly considering the written advice of such legal counsel, that termination is required by such fiduciary duties by reason of a proposal that either constitutes a Business Combination
                                  Transaction or may reasonably be expected to lead to a Business Combination Transaction.
                                  See "The Merger Agreement--Termination;
                                  Amendment."

Alternative Proposal Fee;
Expenses  . . . . . . . . . .     In connection with termination of the Merger
                                  Agreement, upon the occurrence of certain events, (i) MSF would be required to pay
                                  Search a fee of $700,000 (which amount is inclusive of all expenses incurred by Search related to the Merger) and

                                  (ii) Search would be required to pay MSF a fee of $250,000 (which amount is inclusive of all expenses incurred by MSF related to Merger). Upon the occurrence of certain other events, Search or MSF would be required to pay to the other its expenses only. See "The Merger Agreements--Fees and Expenses."

                           THE STOCKHOLDERS AGREEMENT

General . . . . . . . . . . .     The Stockholders Agreement provides, among
                                  other things, that each Principal Stockholder will vote (or cause to be voted), at the MSF
                                  Special Meeting or any other meeting of MSF stockholders, the shares of MSF Common Stock held by such stockholder in favor of (i) the Merger, (ii) the execution and delivery by MSF of the Merger Agreement and the approval of the terms thereof and (iii) each of the other actions contemplated by the Merger
                                  Agreement, and against (a) any action or agreement that would result in a breach by MSF of the Merger Agreement, (b) unless agreed in advance by Search, any extraordinary corporate transaction, such as a business combination, involving MSF or its subsidiary, or any sale, lease or other transfer of a material amount of assets of MSF, its subsidiary or any securitization trust sponsored by MSF (a "Securitization
                                  Trust") or a reorganization,
                                  recapitalization, dissolution or liquidation of MSF, its subsidiary or any purchase of MSF
                                  Common Stock from a MSF stockholder (an
                                  "Alternate Transaction"), and (c) certain changes in the structure, capitalization, business or governance of MSF. In addition, each Principal Stockholder has granted to, and appointed, Merger Sub and an officer of Merger Sub as such Principal Stockholder's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the shares of MSF Common Stock in accordance with the provisions of the Stockholders Agreement.
                                  See "The Stockholders Agreement--Agreement to
                                  Vote."

                                  In the Stockholders Agreement, the Principal
                                  Stockholders have agreed to certain
                                  covenants, including that no such stockholder shall (i) solicit or respond to any inquiry, proposal or offer by any person (other than Search or an affiliate of Search) with respect to MSF that constitutes or could reasonably be expected to lead to an Alternate Transaction, or (ii) sell, encumber or otherwise transfer or dispose of such Principal Stockholder's shares of MSF Common Stock or any interest therein, or (iii) pursue any claim of such stockholder against MSF or any of its directors or officers. The Principal Stockholders have also agreed to release any claims that they may have against MSF and its directors and officers at the closing of the Merger. See "The Stockholders Agreement--Covenants of the Stockholders."

Indemnification; Escrow
Arrangements  . . . . . . . .     Each Principal Stockholder has agreed to
                                  indemnify Search, Merger Sub and the
                                  Surviving Corporation from certain
                                  liabilities and losses. To secure this
                                  indemnification obligation, the Principal
                                  Stockholders have agreed to place in escrow shares of Search Common Stock having a value, based upon the Average Search Trading Price, of $2,500,000, for at least 12 months from the Effective Time. These shares will be released in increments of 25% commencing on the first anniversary of the Effective Time and continuing every six months thereafter.
                                  Under certain circumstances, Search may
                                  request the Principal Stockholders to
                                  increase the value of the shares to be placed in escrow by up to $1,000,000. The Principal
                                  Stockholders have also agreed to place in escrow additional shares of Search Common
                                  Stock having a value, based upon the Average
                                  Search Trading Price, of $2,300,000 to secure
                                  MSF's representation that it will receive an income tax refund of $6,300,000. The shares will be released from escrow quarterly in proportion to the amount of the refunds received by MSF over $4,000,000. If any portion of the refund is not received by the first anniversary of the closing of the Merger, the remaining Search Common Stock in the tax escrow will revert to Search. See
                                  "The Stockholders Agreement--
                                  Indemnification; Escrow Arrangements."

                                 OTHER MATTERS

Comparison of Stockholder
Rights  . . . . . . . . . . .     See "Comparison of the Rights of Holders of
                                  Search Common Stock and MSF Common Stock" for a summary of the material differences between the rights of holders of Search Common Stock and MSF Common Stock.

RISK FACTORS  . . . . . . . .     STOCKHOLDERS SHOULD CAREFULLY EVALUATE
                                  CERTAIN RISK FACTORS RELATED TO THE COMBINED
                                  COMPANIES AFTER THE MERGER.  SEE "RISK
                                  FACTORS."

                       SELECTED HISTORICAL AND PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION

         The following selected historical information of Search and MSF has been derived from their respective historical consolidated financial statements, and should be read in conjunction with the historical consolidated financial statements of Search and the related notes thereto, included in Annex E to this Joint Proxy Statement/Prospectus, and the historical consolidated financial statements of MSF and the related notes thereto, included in Annex D to this Joint Proxy Statement/Prospectus. The selected pro forma combined financial information is derived from the pro forma combined condensed financial statements, which are included on pages 56 through 59 in this Joint Proxy Statement/Prospectus, and should be read in conjunction with such pro forma statements and the notes thereto.

         The pro forma information and the related notes thereto are provided for informational purposes only. The pro forma information presented is not necessarily indicative of the consolidated financial position or results of operations of Search as they may be in the future or as they might have been had the Merger been effected on the assumed dates.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                SEARCH FINANCIAL SERVICES INC. AND SUBSIDIARIES
                     (In Thousands, Except Per Share Data)

                                 9 Months     9 Months      Year        Year       6 Months   6 Months    Year
                                   Ended       Ended       Ended        Ended        Ended     Ended      Ended
                                  9/30/92     9/30/93     9/30/94      9/30/95      3/31/95   3/31/96    3/31/97
                                  -------     -------     -------      -------      -------   -------    -------
STATEMENT OF OPERATIONS:
Interest revenue                  $1,493      $7,096      $14,054      $13,472      $8,694    $3,541   $10,004
Interest expense                   (708)      (4,173)      (9,968)     (11,205)    (6,437)    (1,306)    (2,306)
Reduction of (provision for)
     credit losses                    --          --      (20,180)      (3,128)    (5,337)    (4,982)     7,017
                                  -----------------------------------------------------------------------------
Net interest income (loss) after
     provision for credit losses     785       2,923      (16,094)        (861)    (3,080)    (2,747)    14,715
General and administrative expense   663       3,051        9,296       15,881       7,221     8,098     13,392
Settlement expense                    --          --          560        2,837          --       535         40
Reorganization expense                --          --           --          315          --        --         --
Other income                         338          --           --           --          --        --         --
                                  -----------------------------------------------------------------------------
Income (loss) before
     extraordinary item              460        (128)     (25,950)     (19,894)   (10,301)   (11,380)     1,283
Extraordinary gain on
     discharge of debt                --          --           --           --          --     8,709         --
                                  -----------------------------------------------------------------------------
Net income (loss)                    460        (128)     (25,950)     (19,894)   (10,301)    (2,671)     1,283
Preferred stock dividends            123         263          240          240         120       327      6,154
                                  -----------------------------------------------------------------------------
Income (loss) attributable to
     common stockholders            $337       $(391)    $(26,190)    $(20,134)  $(10,421)   $(2,998)   $(4,871)
                                  =============================================================================

EARNINGS (LOSS) PER SHARE
     OF COMMON STOCK(1):
Income (loss) before
     extraordinary item            $0.72      $(0.48)     $(18.64)     $(17.96)    $(8.96)    $(8.96)    $(1.45)
Gain on extraordinary item            --          --           --           --          --      6.67          --
                                  ------------------ ----------------------------------------------------------
Net income (loss)                  $0.72      $(0.48)     $(18.64)     $(17.96)    $(8.96)    $(2.29)    $(1.45)
                                  =============================================================================
Weighted average number of
     common shares outstanding       460         766        1,407        1,121       1,162     1,306      3,366

BALANCE SHEET (AT PERIOD END):
Net contracts receivable          $6,565     $29,396      $61,823      $34,948     $76,655   $30,651    $51,689
Total assets                      14,147      44,223       75,126       49,922      59,985    37,346     69,523
Notes payable (prepetition
     subject to compromise)           --          --           --       69,320          --        --         --
Notes payable and lines of credit 11,774      40,562       70,768        1,058      69,160     2,283     38,311
Total liabilities                 12,208      42,013       79,502       75,557      74,783    10,935     42,917
Stock repurchase commitment           --           --           --       2,078          --     2,078      2,078
Stockholders' equity (deficit)     1,939       2,210       (4,376)     (27,713)   (14,798)    24,333     24,528


-------------------------------------
(1) In November 1996, Search effected a 1-for-8 reverse stock split. All references in the financial information to the number of shares outstanding and per share amounts have been retroactively adjusted to reflect the reverse split.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                       MS FINANCIAL, INC. AND SUBSIDIARY
                     (In Thousands, Except Per Share Data)

                                                    Year      Year      Year      Year       Year     3 Months 3 Months
                                                   Ended      Ended    Ended      Ended      Ended     Ended     Ended
                                                  12/31/92  12/31/93  12/31/94  12/31/95   12/31/96   3/31/96   3/31/97
                                                  --------  --------  --------  --------   --------   -------   -------
INCOME STATEMENT:
Interest and fee income on installment
     contracts and securitizations                $6,880    $6,514    $10,008   $12,449    $14,909    $1,645    $4,440
Other interest income                                  2        13          4       100         70        18        13
Interest expense                                  (2,048)   (1,193)    (2,441)   (3,587)    (5,371)     (373)   (2,208)
                                                  --------------------------------------------------------------------
Net interest income before loss provisions         4,834     5,334      7,571     8,962      9,608     1,290     2,245
Provisions for possible losses on
     installment contracts                          (749)     (924)      (685)     (826)   (20,103)     (250)   (4,342)
Provision for impairment of amounts
     due under securitization                         --        --         --        --     (3,000)       --        --
Provision for possible losses on
     repossessed automobiles                          --        --         --        --     (2,800)       --        --
                                                  --------------------------------------------------------------------
Net interest income (loss)
     after loss provisions                         4,085     4,410      6,886     8,136    (16,295)    1,040    (2,097)

Insurance commissions earned                         155       667      1,456     1,823      1,329       361        81
Gains on securitizations                             633     2,134      2,492     7,072        --         --        --
Service fee income                                   222       862      1,235     1,951      2,668       864       371
Experience refund on insurance policy                 --       900        900        --        --         --        --
Other income                                         217       349        627       760        753       257        22
Operating expenses                                (3,152)   (4,271)    (6,589)   (9,340)   (15,104)   (3,098)   (3,419)
Income tax (expense) benefit                        (748)   (1,890)    (2,622)   (3,901)     4,635      (216)       --
                                                  --------------------------------------------------------------------
Income (loss) from continuing operations           1,412     3,161      4,385     6,501    (22,014)     (360)   (5,042)
Income from operations of discontinued
     subsidiary, net of income taxes               1,070        --         --        --         --        --        --
                                                  --------------------------------------------------------------------
Net income (loss)                                 $2,482    $3,161     $4,385    $6,501   $(22,014)    $(360)  $(5,042)
                                                  ====================================================================

EARNINGS (LOSS) PER SHARE:
From continuing operations                         $0.15     $0.34      $0.47     $0.65     $(2.11)   $(0.03)   $(0.48)
From operations of discontinued
     subsidiary, net of income taxes                0.12        --         --        --         --        --        --
                                                  --------------------------------------------------------------------
Net income (loss)                                  $0.27     $0.34      $0.47     $0.65     $(2.11)   $(0.03)   $(0.48)
                                                  ====================================================================

Weighted average shares outstanding                9,332     9,332      9,332     9,932     10,433    10,452    10,430

BALANCE SHEET (AT PERIOD END):
Total assets                                     $28,422   $32,902    $60,222   $49,718   $101,435             $91,015
Notes payable                                     15,111    15,046     36,043        --     75,813              71,442
Total liabilities                                 17,865    19,184     42,119     4,734     79,681              73,852
Stockholders' equity                              10,557    13,718     18,103    44,984     21,754              17,163

                                 SEARCH AND MSF
               SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION
                     (In Thousands, Except Per Share Data)
                                  (Unaudited)


                                                                    MSF Fiscal    Fiscal Year           DACC           Fiscal Year
                                                  Search Fiscal     Year Ended       Ended         Operations for         Ended
                                                    Year Ended     December 31,  March 31, 1997    Period Between    March 31, 1997
                                                  March 31, 1997       1996        Pro Forma      April 1, 1996 and     Pro Forma
                                                    Historical      Historical    Combined(1)     August 2, 1996(2)    Combined(3)
                                                    ----------      ----------    -----------     -----------------    -----------
CONSOLIDATED STATEMENTS OF OPERATIONS:
    Net interest income                               $7,698          $9,608         $17,306             $1,256          $18,562
    Net income (loss) before dividends and taxes       1,283         (26,649)        (25,493)            (7,490)         (32,983)
    Net income (loss) to common stockholders          (4,871)        (22,014)        (27,012)            (7,490)         (34,502)
    Net income (loss) per share of common stock(4)     (1.45)                          (3.75)                              (4.74)


                                                     At March 31, 1997
                                                     -----------------                 At March 31, 1997
                                             Search Historical   MSF Historical       Pro Forma Combined(5)
                                             -----------------   --------------       ---------------------
CONSOLIDATED BALANCE SHEET:
    Net receivables--after allowance for credit
        losses and other costs                   $47,308            $74,019                 $121,327
    Total assets                                  69,523             91,015                  161,806
    Total liabilities                             42,917             73,852                  117,518
    Stockholders' equity                          24,528             17,163                   42,210

----------------------------
(1) Pro forma to give effect to the Merger as if it had occurred as of April 1, 1996.

(2) Represents the results of operations of Dealers Alliance Credit Corp. ("DACC"), whose assets and business were acquired by Search effective August 2, 1996.

(3) Pro forma to give effect to the Merger and the acquisition of DACC as if they had occurred as of April 1, 1996.

(4) Per share information assumes an Exchange Ratio of 0.37. See "Comparative Per Share Data."

(5) Pro forma to give effect to the Merger as if it had occurred as of March 31, 1997.

                           COMPARATIVE PER SHARE DATA

         The following table sets forth certain historical per share data of Search and MSF and combined per share data on an unaudited pro forma basis giving effect to the Merger using the purchase method of accounting. This data should be read in conjunction with the selected historical and pro forma financial data, the pro forma combined condensed financial statements and the separate historical consolidated financial statements of Search and MSF, and notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Merger occurred at the beginning of the periods presented and should not be construed as representative of future operations. The pro forma combined amounts per share of Search Common Stock were based on the pro forma combined condensed financial statements included in "Pro Forma Combined Condensed Financial Information" assuming three different Exchange Ratios. Equivalent pro forma combined amounts per share of MSF Common Stock are calculated by multiplying the pro forma income (loss) per Search share and pro forma book value per Search share by three different Exchange Ratios so that the per share amounts are equated to the respective values for one share of MSF Common Stock.

                                                               SEARCH (1)                                 MSF
                                                 ---------------------------------------   ------------------------------------
                                                                         PRO                                   EQUIVALENT
                                                 HISTORICAL             FORMA              HISTORICAL          PRO FORMA (2)
                                                 ----------   --------------------------   ----------   ------------------------
                                                              0.37       0.33       0.28                 0.37     0.33      0.28
                                                              ----       ----       ----                 ----     ----      ----
Book value per common share at
   March 31, 1997 (3) .............................$ 7.69     $ 5.98    $ 6.36     $ 6.90    $ 1.65      $2.21    $ 2.10    $ 1.93
Earnings (loss) per common share for the
   fiscal year ended March 31, 1997 (4).           $(1.45)    $(4.74)   $(5.02)    $(5.44)   $(2.11)    $(1.75)   $(1.66)   $(1.52)
Market value per share at
      February 6, 1997 (5)..........................$5.25                                     $1.375    $ 1.94    $ 1.73    $ 1.47

---------------------------------
(1) All per share amounts have been adjusted for the one-for-eight stock split effected by Search in November 1996.

(2) MSF Equivalent Pro Forma per share data represents the respective Search Pro Forma per share data for a particular Exchange Ratio multiplied by that Exchange Ratio.

(3) Historical book value per common share is computed by dividing stockholders' equity for Search or MSF (less, in the case of Search, the dollar amount shown on the balance sheet for convertible preferred stock) by the number of shares of common stock outstanding at the end of each period for Search or MSF, respectively. Pro forma book value per common share is computed by dividing pro forma stockholder's equity (less the dollar amount shown on Search's balance sheet for convertible preferred stock) by the pro forma number of shares of common stock outstanding at the end of the period. The liquidation preference of Search's preferred stock is not taken into account in these calculations.

(4) The historical earnings (loss) per common share for MSF are for its fiscal year ended December 31, 1996.

(5) Based on closing prices reported by NASDAQ or in the over-the-counter market, as applicable, on February 6, 1997, the day prior to public announcement of the Merger.

CASH DIVIDENDS

         Search and MSF have not declared or paid any cash dividends on their respective common stock during the periods noted above and do not intend to declare or pay any cash dividends on common stock in the foreseeable future. Any future determination as to declaration and payment of cash dividends will be made at the discretion of their respective Boards of Directors and subject to any restrictions in credit agreements and under the terms of any outstanding preferred stock. The Merger Agreement also limits the ability of MSF to declare dividends. Search has paid all required dividends on its preferred stock.

                         COMPARATIVE MARKET PRICE DATA

         Search Common Stock has traded on The Nasdaq Stock Market's National Market ("NASDAQ") since March 10, 1997. Prior thereto, it traded in the over-the-counter market. MSF Common Stock is traded on NASDAQ. Prior to July 21, 1995, MSF Common Stock was not traded on any recognized market. MSF's fiscal year ends on December 31.

         The table below sets forth, for the fiscal quarters indicated, the high and low sales prices of Search Common Stock (since March 10, 1997) and MSF Common Stock as reported on NASDAQ and high and low bid prices of Search Common Stock as reported in over-the-counter market (prior to March 10, 1997), in each case based on published financial sources. Prices for the Search Common Stock prior to November 22, 1996 are adjusted to reflect a one-for-eight reverse stock split effected on that date. Over-the-counter market prices reflect inter-dealer transactions or quotations, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                          SEARCH                            MSF
                                                   --------------------              -------------------
                                                       COMMON STOCK                      COMMON STOCK
                                                   HIGH             LOW              HIGH             LOW
                                                   ----             ---              ----             ---
         CALENDAR YEAR 1995:
            First Quarter . . . . . . . . . .      $17              $9               --               --
            Second Quarter  . . . . . . . . .      $15              $6-1/2           --               --
            Third Quarter   . . . . . . . . .      $16              $8               $13-7/8          $11
            Fourth Quarter  . . . . . . . . .      $15-1/2          $8               $12-1/2          $5-3/8

         CALENDAR YEAR 1996:
            First Quarter   . . . . . . . . .      $13              $8               $7-1/8           $4-3/8
            Second Quarter  . . . . . . . . .      $12-1/2          $8-1/2           $7-5/8           $5-7/8
            Third Quarter   . . . . . . . . .      $9-1/2           $6-1/4           $6-1/4           $2-5/8
            Fourth Quarter  . . . . . . . . .      $8               $4               $3-5/8           $0-5/8

         CALENDAR YEAR 1997:
            First Quarter   . . . . . . . . .      $6-5/8           $5               $1-5/8           $1-1/4
            Second Quarter (through
                 June 23, 1997) . . . . . . .      $5-3/8           $3-1/4           $1-9/16          $1-1/8

         On February 6, 1997, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the closing price of Search Common Stock was $5-1/4 per share in the over-the-counter market and the closing price of MSF Common Stock was $1-3/8 per share on NASDAQ.

         On June 20, 1997, the closing price of Search Common Stock was $4-7/8 per share on NASDAQ. On June 23, 1997 the closing price of MSF Common Stock was $1-7/32 per share on NASDAQ. Since March 10, 1997, the closing sales prices of the Search Common Stock have ranged from $3-1/4 to $6-5/8. From February 1, 1997 until March 10, 1997, when the Search Common Stock began trading on Nasdaq, the closing sales prices of the Search Common Stock ranged from $5 to $6-3/8.

         Because the market price of Search Common Stock is subject to fluctuation, the market value of the shares of Search Common Stock that holders of MSF Common Stock will receive in the Merger may increase or decrease prior to the Merger. MSF STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR SEARCH COMMON STOCK AND MSF COMMON STOCK.

                                  RISK FACTORS

         On a pro forma basis for the twelve-month period ended March 31, 1997, it is estimated that MSF accounted for approximately 53% of the combined revenues of Search and MSF. See "Pro Forma Combined Condensed Financial Information." Following the Merger, MSF is expected to continue to account for a significant portion of the total revenues of Search on a consolidated basis. Stockholders should be aware that, in addition to general market conditions in the industry, the operating results of Search following the Merger will be influenced by a variety of factors, as described below.

         The following risk factors should be considered carefully by the holders of MSF Common Stock and Search Common Stock in evaluating whether to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. These factors should be considered in conjunction with the other information included and incorporated by reference in this Joint Proxy Statement/Prospectus.

         Potential Failure to Achieve Anticipated Benefits from the Merger. Search believes that integration of the operations of Search and MSF will offer opportunities for long-term efficiencies in operations and that such integration should positively affect future operating results of Search. The management and Board of Directors of Search believe that the integration of MSF's business operations with Search's business operations can be effected in a manner that will enhance the value of the two companies. However, such integration will present difficult challenges for Search's management due to the size of MSF's business and operations relative to Search's business operations and the increased time and resources required in management's integration effort.

         Also, following the Merger, in order to maintain and increase profitability, among other things, Search will need to successfully integrate and streamline overlapping functions of the two companies. Search's ability to successfully integrate MSF's business and operations with Search's business and operations is dependent upon a number of factors, including the adequacy of Search's capital resources and Search's ability to retain and integrate existing MSF management and other key employees, to convert and adapt information and other operational systems, and to retain existing MSF dealers. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations.

         In light of the foregoing factors and uncertainties, there can be no assurance that Search will be able to successfully integrate MSF's business and operations. Furthermore, there can be no assurance that the process of effecting the integration of MSF's business operations into Search's can be effectively managed to realize the operational efficiencies and profitability anticipated as a result of the Merger. Also, failure to successfully integrate MSF's business and operations could adversely affect Search's results of operations and financial condition.

         Potential Inability to Repay MSF's Revolving Line of Credit. As of May 31, 1997, the outstanding balance under MSF's revolving credit facility (the "MSF Revolving Credit") with its primary bank lenders (the "MSF Lenders") was $65.1 million. In November 1996, MSF notified the MSF Lenders that it was in violation of certain covenants under the MSF Revolving Credit. MSF paid a default rate of interest of 11.25% on the MSF Revolving Credit from November 22, 1996 through March 16, 1997 and incurred fees of $562,500 in connection with the restructuring of the MSF Revolving Credit that occurred in December 1996. In February 1997, the MSF Lenders, Search and MSF agreed to the terms of a further restructuring of the MSF Revolving Credit. Under these terms, which became effective March 17, 1997, the restructured line of credit (the "Restructured Credit Facility") would continue in effect following the Merger, but MSF would be required to reduce the outstanding balance by $25,000,000 within six months after the Effective Time and satisfy in full the outstanding balance by the first anniversary of the Effective Time. Search has agreed to guarantee the Restructured Credit Facility after the Merger. Search intends to make the payments required by the Restructured Credit Facility through collections on MSF's receivables and through capital obtained by Search from the sale of debt or equity securities or other financing sources, including one or both of securitization transactions or the private placement of $35 million in senior subordinated notes. See "--Necessity of Additional Funding." If MSF has insufficient collections on its receivables and if Search is unable to obtain funds from these sources, MSF and Search may be unable to make the required payments under the Restructured Credit Facility. There can be no assurance that, in that event, the MSF Lenders will extend or refinance the Restructured Credit Facility or will not seek to enforce their remedies against Search and MSF. Such remedies include acceleration of indebtedness, foreclosure on receivables collateral and other debt collection proceedings. Several of the MSF Lenders have indicated to MSF and Search that they currently have no intention of extending or refinancing the Restructured Credit Facility. See "The Merger--Restructuring of MSF's Line of Credit."

         Necessity of Additional Funding. The purchase of receivables and the making of consumer loans requires Search and MSF to raise significant amounts of funds from various sources, including banks, finance companies and other lenders.

There can be no assurance that lenders will provide sufficient credit on terms Search or MSF will find acceptable. Search has, however, signed a letter of intent with an affiliate of a large Wall Street investment firm with respect to a $100 million, two-year revolving warehouse line of credit facility. The letter of intent is subject to certain conditions, including negotiation and execution of mutually acceptable definitive facility documents and completion of due diligence. Search's planned financing sources also include (i) a private placement of $35,000,000 of seven-year senior subordinated notes with warrants to purchase Search Common Stock that Search commenced in April 1997 with a view towards its completion during the 30 days following the Effective Time, and (ii) securitization of its and MSF's receivables. Because of an increase in its contract delinquencies in 1996, MSF was unable to complete a securitization transaction in 1996 or access its warehouse credit facility. Search or MSF will be required to provide adequate collateral in order to securitize its installment contracts. This collateral may be in one or more of several forms, including third party insurance, cash collateral accounts, over-collateralization and subordinated investment funds. The costs of providing such collateral for a securitization program may outweigh the benefits that can be obtained from the securitizations. Because of the increase in its contract delinquencies and the provisions for possible losses on its contracts in 1996, MSF exceeded certain delinquency and loss triggers in its existing securitizations. Consequently, at December 31, 1996, the funding of cash collateral accounts related to MSF's securitizations required deferral of any payment to MSF of the excess cash flow generated by its securitized receivables. Search's prior securitizations were not successful due to lower than expected collection rates on its receivables and lower than expected recoveries on the sale of repossessed vehicles, and required a reorganization of eight of its subsidiaries pursuant to Chapter 11 bankruptcy proceedings that were completed in March 1996. Since that time, Search's management has instituted a new receivables program that places more emphasis on obligors with job and residence stability, higher income, and re-established positive credit histories. Search expects that the program will result in lower repossession rates, higher average collections and less administrative expenses for its receivables. Although Search has begun discussions with potential purchasers of its subordinated notes, there can be no assurance that the offering will be successfully completed. There also can be no assurance that funding will be available to Search or MSF through securitizations or, if available, that such funding will be on terms acceptable to them. Even if available, there can be no assurance that the future borrowing or securitization activities of Search or MSF will be profitable. See "Search Financial Services Inc.--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "MS Financial, Inc.--Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Possible Volatility of Search Common Stock Price. The market price of Search Common Stock may be subject to significant fluctuations in response to operating results, announcements by competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Search Common Stock. In addition, fluctuations in the closing sale price of the Search Common Stock prior to the fifth business day before the MSF Special Meeting may affect the Exchange Ratio. See "Comparative Market Price Data" and "The Merger--Terms of the Merger."

         Lack of Historical Profits. Search does not have a history of profitable operations. Although Search had net income before dividends of $1,283,000 for the fiscal year ended March 31, 1997, it had a net loss of $2,671,000 for the six month transition period ended March 31, 1996 and a net loss of $4,871,000 after preferred stock dividends for the fiscal year ended March 31, 1997. In addition, Search had net losses of $19,894,000 and $25,950,000 for the years ended September 30, 1995 and 1994, respectively. For the year ended December 31, 1996, MSF had a net loss of $22,014,000, and for the three months ended March 31, 1997, MSF had a net loss of $5,042,000. There can be no assurance that the businesses of the combined companies will be profitable in the future. See the Consolidated Financial Statements of Search in Annex E and the Consolidated Financial Statements of MSF in Annex D.

         Risks in Motor Vehicle Receivables Purchasing and Consumer Finance Businesses. Search and MSF face all of the risks inherent in the motor vehicle receivables purchasing business and in the consumer finance business. There can be no assurance that Search and MSF will properly evaluate the receivables that they purchase or that Search will properly evaluate the borrowers to whom it makes consumer loans. There can be no assurance that Search and MSF will be able to purchase sufficient receivables and that Search will be able to make a sufficient number of consumer loans to profitably employ their capital and borrowed funds. Search and MSF purchase receivables whose obligors, and Search makes loans to consumers who, do not qualify for traditional financing as a result, among other things, of poor credit history, lack of steady employment and/or low income. These individuals generally have higher percentage default rates than individuals with better credit histories. The annual percentage rates on the receivables of MSF and Search range generally from 16% to 36%. In addition, the vehicles securing Search's and MSF's receivables are subject to deterioration in value due to the passage of time or usage by the obligor, and Search's loans to consumers may be unsecured. Search and MSF have limited historical information related to the quality of receivables they are purchasing under Search's new receivables purchasing program. There can be no assurance that their efforts to purchase higher credit quality receivables will be successful or profitable. In addition, Search has little history in the consumer loan business. Substantial unexpected delinquencies or charge-offs on its receivables or loans could have a material adverse effect on Search's results of operations.

         For the year ended September 30, 1994, Search made a provision for credit losses of $20,180,000 as a result of unexpected delinquencies and losses on its receivables. For the same reason, MSF made a total provision for possible losses on its receivables and repossessed automobiles of $22,903,000 for the year ended December 31, 1996, and made an additional provision at March 31, 1997 of $4,342,000. As of March 31, 1997, Search had an allowance for credit losses of $5,854,000. See Notes to Consolidated Financial Statements of Search contained in Annex E. Search's provisions for credit losses were 144%, 23%, 141% and 18% of Search's operating revenues for the year ended September 30, 1994, the year ended September 30, 1995, the transition period ended March 31, 1996 and the fiscal year ended March 31, 1997, respectively. The higher relative provisions for credit losses for the year ended September 30, 1994 and the transition period ended March 31, 1996 were primarily due, respectively, to Search's initial financial difficulties that arose in July 1994 and the bankruptcy reorganization of Search's subsidiaries that was confirmed in March 1996. See the Consolidated Financial Statements of Search in Annex E, Search's Annual Report in Annex F and the Consolidated Financial Statements of MSF in Annex D. There can be no assurance that the total provisions for losses of the combined companies are sufficient to cover any losses that may result from the foregoing risks. A general economic downturn could adversely affect the ability of obligors and borrowers to make payments to Search and MSF on their receivables and loans.

         Risk that Acquisitions Will Not Occur or be Profitable. Search intends to continue to pursue its current growth strategy, which includes acquiring portfolios of non-prime used motor vehicle receivables and other non-prime used motor vehicle finance companies. There can be no assurance that Search will be able to make profitable acquisitions or successfully integrate any businesses that it acquires into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any acquired businesses will be profitable at the time of their acquisition or will achieve profitability that justifies the investment therein or that Search will be able to realize expected operating and economic efficiencies following such acquisitions. Acquisitions may involve a number of special risks, including adverse effects on Search's reported operating results, devotion of management's attention, increased burdens on Search's management resources and financial controls, dependence on retention and hiring of key personnel, unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on Search's results of operations.

         Exposure from Debt Leverage. Search intends to borrow substantial funds to finance its operations. As Search's debt leverage increases, its vulnerability to adverse general economic conditions and to increased competitive pressures will also increase. See "--Necessity of Additional Funding."

         Potential Adverse Effects of Unasserted Claims Against MSF. There can be no assurance that third parties will not bring claims with respect to MSF's past operations. The Principal Stockholders have agreed to indemnify Search and MSF against liabilities and losses that may result from claims under the securities laws or claims based upon the same events or occurrences as have been alleged in the litigation discussed in the first paragraph of Note 14 of the Notes to Consolidated Financial Statements of MSF to the extent such claims exceed $400,000. See MSF's Consolidated Financial Statements in Annex D. The Principal Stockholders also have agreed to place in escrow at least $2,500,000 in value of the Search Common Stock received by them in the Merger, based upon the Average Search Trading Price, to secure such indemnification obligation.
No claims to which this indemnification obligation would apply have been asserted as of the date of this Joint Proxy Statement/Prospectus and there can be no assurance that, if any such claims are asserted, the value of the shares of Search Common Stock held in escrow will equal or exceed the amount of the claim. The Principal Stockholders are entitled to receive 25% of their escrowed shares 12 months after the Effective Time and an additional 25% every six months thereafter, subject to any pending indemnification claims. In addition, while claims may have to be satisfied by Search or MSF in cash, their rights to indemnification are limited to the shares of Search Common Stock held in escrow. See "The Stockholders Agreement--Indemnifications; Escrow Agreements."

         Possible Adverse Consequences of MSF Securitization Defaults. As of the date of this Joint Proxy Statement/Prospectus, MSF is in default of its securitization agreements with respect to its MS Auto Grantor Trust 1994-1 and MS Auto Grantor Trust 1995-1 (the "Securitization Trusts"). As a consequence, the trustees of the Securitization Trusts have the right to terminate their servicing agreements with MSF. If the trustees elect to exercise that right, MSF will cease receiving applicable servicing fees with respect to the receivables that it services for the Securitization Trusts. During 1996, MSF earned total servicing fees of $2,668,000 from the Securitization Trusts.
There can be no assurance that Search and MSF will be able to cure these defaults or renegotiate MSF's agreements with respect to these securitizations. See

"MS Financial, Inc.--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital
Resources--Securitization Programs."

         Failure to Maintain MSF's Dealer Relationships and Retain MSF's Marketing Personnel. One of Search's primary reasons for the acquisition of MSF is MSF's network of motor vehicle dealers from which it purchases receivables and MSF's marketing department responsible for maintaining dealer contacts. See "The Merger--Search's Reasons for the Merger; Recommendations of the Search Board." MSF has recently begun to apply Search's stricter underwriting criteria in its receivables purchasing activities and plans to continue to apply those criteria after the Merger. See "The Merger Agreement--Business of MSF Pending the Merger." There can be no assurance that, following the Merger, MSF will be able to maintain its dealer network or purchase from its dealer network receivables satisfying Search's underwriting criteria at the volume expected by Search and MSF's marketing personnel. In addition, there can be no assurance that MSF's marketing personnel will remain as employees following the Merger. The failure of MSF's marketing department and dealer network to generate sufficient suitable receivables for purchase by MSF may have an adverse effect on the combined results of operation of Search and MSF.

         Potential Adverse Effects of Increases in Interest Rates. While the automobile receivables purchased by Search and MSF in most cases bear interest at fixed rates ranging generally between 16% and 36%, often near the maximum rates permitted by law, Search and MSF will finance their purchases of a substantial portion of such receivables by incurring indebtedness with floating interest rates. The current interest rates on borrowings by Search and MSF are approximately prime plus 1%. Search's interest costs will increase during periods of rising interest rates. Such increases may decrease Search's and MSF's net interest margins and thereby adversely affect Search's and MSF's profitability.

         Failure to Establish and Maintain Profitable Dealer Relationships. Search and MSF plan to expand their receivables purchasing activities by re-establishing relationships and establishing new relationships with Dealers. Dealers often already have favorable secondary financing sources, which may restrict Search's and MSF's ability to develop Dealer relationships and delay their growth. Competitive conditions in Search's and MSF's markets may result in a reduction in the price discounts available from or fees paid by Dealers and a lack of available receivables, which could adversely affect Search's profitability and its growth plans.

         Reliance on Information Processing Systems. The businesses of Search and MSF depend upon their ability to store, retrieve, process and manage significant amounts of information. Interruption, impairment of data integrity, loss of stored data, breakdown or malfunction of their information processing systems caused by telecommunications failure, conversion difficulties, undetected data input and transfer errors, unauthorized access, viruses, natural disasters, electrical power outage or disruption or other events could have a material adverse effect on the businesses of Search and MSF.

         Risks from Geographic Concentration. Currently, Search and MSF are purchasing receivables whose obligors are located primarily in Texas and certain southeastern states. Although Search expects to expand their operations to other geographic areas, including initially certain northeastern and midwestern states, the performance of Search and MSF may be adversely affected by regional or local economic conditions. Search may from time to time make acquisitions in regions outside of its current operating areas. There can be no assurance that Search's expansion into new geographic areas will generate operating profits.

         Importance of Qualified Personnel. Search plans to expand its businesses. The success of this strategy is dependent upon Search's ability to hire and retain qualified managers and other personnel. Search's management believes that Search will be able readily to attract qualified personnel from its competitors, from its acquired businesses and from other companies in related businesses.

         Risk of Loss of Key Officer. Search's future success depends in some measure upon its Chief Executive Officer who has significant experience in the consumer finance business. An unexpected loss of services of this officer could have a material adverse effect upon Search. Search does not currently maintain key person life insurance on the Chief Executive Officer but intends to seek such coverage. Search has an employment agreement with its Chief Executive Officer that expires in 2000.

         Competition. Search and MSF have numerous competitors engaged in the business of buying non-prime motor vehicle receivables and in making consumer loans. Many of these competitors have significantly greater financial resources and staff than Search. Some of these competitors may generally be able or willing to accept more risk in their activities than

Search and MSF. Competition may reduce the number of suitable receivables offered for sale to Search and MSF and increase the bargaining power of Dealers with which Search and MSF seek to do business. These competitive factors could have a material adverse effect upon the operations of Search and MSF. The barriers to entry in the industry are low. Search believes that the primary methods of competition in the industry are through Dealer relationships, receivables purchasing criteria, purchase price discounts, marketing, receivables purchase response time, and purchase agreement provisions, including dealer recourse, reserves or commissions.

         Rigorous Governmental Regulation. Numerous federal and state consumer protection laws impose requirements upon the origination and collection of consumer receivables. These federal laws and regulations include, among others, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Indebtedness Collection Practices Act, the Magnuson-Moss Warranty Act and the Federal Reserve Board's Regulation Z. Search believes that it maintains all licenses and permits required for its current operations and is in substantial compliance with all applicable federal, state and local laws. There can be no assurance, however, that Search will be able to maintain all requisite licenses and permits.

         State laws regulate, among other things, the interest rate chargeable on, and terms and conditions of, motor vehicle retail installment loans. These laws also impose restrictions on consumer transactions and require loan disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. As consumer finance companies, Search and MSF are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other theories of liability, usury, wrongful repossession, fraud and discriminatory treatment of credit applicants.

         The Federal Trade Commission ("FTC") has adopted a holder-in-due-course rule which has the effect of subjecting persons who finance consumer credit transactions (and certain related lenders and their assignees) to all claims and defenses which the purchaser could assert against the seller of the goods and services. Another FTC rule requires that all sellers of used vehicles prepare, complete and display a "Buyer's Guide" which explains the warranty coverage (if any) for such vehicles. Failure of the Dealers to comply with state and federal credit and trade practice laws and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on Search and MSF.

         The failure to comply with legal requirements applicable to its business could have a material adverse effect on Search's results of operations. Further, the adoption of additional, or the revision of existing, laws and regulations could have a material adverse effect on Search's business.

         Industry Considerations. In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation and other events. In addition, one of these companies has filed for bankruptcy protection. These announcements have had and may continue to have a disruptive effect on the market for securities of non-prime automobile finance companies, are expected to result in a tightening of credit to the non-prime markets and could lead to enhanced regulatory oversight. Furthermore, companies in the used car financing market have been subject to an increasing number of lawsuits brought by customers alleging violations of various federal and state consumer credit and similar laws and regulations. MSF has recently settled a lawsuit involving these kinds of claims. See "MS Financial, Inc.--Legal Proceedings." There can be no assurance that similar claims will not be asserted against Search or MSF in the future or that their operations will not be subject to enhanced regulatory oversight.

         Potential Adverse Effects of Litigation. Search and certain of its former officers and directors are defendants in a case styled Janice and Warren Bowe, et. al. vs. Search Capital Group Inc., et. al., Cause No. 1:95CSV649BR, filed in the Federal District Court for the Southern District of Mississippi (the "Bowe Action"). The plaintiffs, who are former holders of notes issued by three of Search's subsidiaries, allege that the registration statements pursuant to which the notes were sold contained material misrepresentations and omissions of fact with respect to collection rates on contracts, repossession rates, Search's accounting controls and computer systems, the operating results and financial condition of Search and its subsidiaries and the ability of the subsidiaries to pay the notes at the projected rates of return, and were, therefore, materially false and misleading in violation of the securities laws. The plaintiffs seek unspecified damages, rescission, punitive damages and other relief. The plaintiffs also seek establishment of a class of plaintiffs consisting of all persons who have purchased notes issued by the three subsidiaries. While Search believes the suit is without merit and has been vigorously defending itself, it has also sought to reach a negotiated settlement of all claims of all potential class members in the Bowe Action that would also include a settlement of all claims of the litigation trust (the "Litigation Trust") established under the plan of reorganization of eight of Search's subsidiaries for the purpose, among other things, of pursuing causes of action of the former holders of notes issued by those subsidiaries who assigned their claims related to the Bowe Action to the Litigation Trust.

         While a settlement agreement in principle subject to a number of conditions was reached in March 1997 that would have required Search to pay $350,000 in cash and issue shares of Search Common Stock having a value of $1,375,000, Search suspended further negotiations because of the decline in the market price of the Search Common Stock during the first half of May. Search intends to resume negotiations when the market price of the Search Common Stock recovers to its pre-May trading range, but there can be no assurance that the other parties will be willing to resume negotiations or that a settlement on terms acceptable to Search will be concluded. The court had dismissed the plaintiffs' motion for class certification, without prejudice and subject to renewal and final disposition pending the outcome of settlement discussions. Search has a reserve of $500,000 related to the Bowe Action. A settlement or judgment in excess of this reserve could adversely affect Search.

         Absence of Developed Public Market for Search Common Stock. Although the Search Common Stock has been quoted on NASDAQ since March 10, 1997, trading volume is volatile. No assurance can be given that a more active and widespread trading market will develop for the Search Common Stock. There can be no assurance that Search Common Stock can be sold without considerable delay, if at all. If a more active and widespread market does develop, the prices may be highly volatile. The Commission's rules may apply to impose certain risk disclosure requirements and suitability standards on broker-dealers who effect transactions in low price stocks. These rules may have a negative impact on trading markets for low price stocks. Consequently, if the Search Common Stock should be traded at low prices, no assurances can be given that there will continue to be any market for the Search Common Stock. Factors such as those discussed herein may have a significant effect on the market price of the Search Common Stock. See "Comparative Market Price Data."

         Lack of Dividends on Common Stock. Search has not paid dividends on the Search Common Stock and does not expect to pay dividends on the Search Common Stock for the foreseeable future. Furthermore, Search may not pay dividends on the Search Common Stock while any accrued dividends on shares of preferred stock remain unpaid. To date, Search has paid all required dividends on its preferred stock, which are currently approximately $1,500,000 each quarter. Search's preferred stock dividends constitute a substantial cash outflow that may have a material adverse effect on Search's future financial condition and the future market value of the Search Common Stock. See "Description of Search Capital Stock."

         Senior Rights of Preferred Stock. Search's Restated Certificate of Incorporation, as amended (the "Certificate"), authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by the Search Board. Accordingly, the Search Board is empowered, without stockholder approval, to issue shares of preferred stock that have preferences over the Search Common Stock with respect to the payment of dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power and ownership interests of holders of Search Common Stock. The issuance of shares of preferred stock or the issuance of rights to purchase such shares could have the effect of discouraging, delaying or preventing a change in control of Search. There are currently issued and outstanding 2,456,098 shares of Search's 9%/7% Convertible Preferred Stock and 50,000 shares of Search's 12% Senior Convertible Preferred Stock. These shares have rights that are superior to the rights of holders of Search Common Stock with respect to dividends, liquidation, conversion and voting which could adversely affect the rights of holders of Search Common Stock. See "Description of Search Capital Stock."

                              THE SPECIAL MEETINGS

TIMES, PLACES AND DATES OF THE SPECIAL MEETINGS

         The MSF Special Meeting will be held at 10:00 a.m., local time, on Thursday, July 31, 1997, at the Le Meridien Hotel located at 650 North Pearl Street, Dallas, Texas. The Search Special Meeting will be held at 9:00 a.m., local time, on Thursday, July 31, 1997, at the offices of Search located at 600 North Pearl Street, Dallas, Texas.

PURPOSE OF THE MSF SPECIAL MEETING

         At the MSF Special Meeting, stockholders of MSF will be asked to consider and vote upon a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex A.

PURPOSE OF THE SEARCH SPECIAL MEETING

         At the Search Special Meeting, stockholders of Search will be asked to consider and vote upon a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

RECORD DATES; VOTING RIGHTS

         Stockholders of MSF of record at the close of business on June 25, 1997 (the "MSF Record Date") will be entitled to notice of and to vote at the MSF Special Meeting and at any adjournment or postponement thereof. There were issued and outstanding 10,431,010 shares of MSF Common Stock as of the MSF Record Date, held by approximately 1,200 stockholders of record.

         Stockholders of Search of record at the close of business on July 3, 1997 (the "Search Record Date") will be entitled to notice of and to vote at the Search Special Meeting and at any adjournment or postponement thereof. There were issued and outstanding 3,016,444, 50,000 and 2,456,098 shares, respectively, of Search Common Stock, Search 12% Preferred Stock, and Search 9%/7% Preferred Stock, as of the Search Record Date.

         Under the Delaware General Corporation Law (the "Delaware Law") and MSF's Second Amended and Restated Certificate of Incorporation, the adoption and approval of the Merger Agreement by the stockholders of MSF requires the affirmative vote of the holders of at least a majority of the outstanding shares of MSF Common Stock. As of the MSF Record Date, 8,080,421 shares of MSF Common Stock (approximately 77.5% of the shares outstanding as of the MSF Record Date) were entitled to be voted by the directors and officers of MSF and their affiliates.

         Under the Delaware Law, the adoption and approval of the Merger Agreement by the stockholders of Search requires the affirmative vote of the holders of at least a majority of the outstanding shares of Search Common
Stock, Search 12% Preferred Stock, and Search 9%/7% Preferred Stock, voting together as a class, that are represented in person or by proxy and entitled to vote at the Search Special Meeting. As of the Search Record Date, 108,823 shares of Search Common Stock, Search 12% Preferred Stock, and Search 9%/7% Preferred Stock (approximately 2% of the shares outstanding as of the Search Record
Date) were entitled to be voted by the directors and officers of Search and their affiliates.

         MS Diversified Corporation, MS Financial Services, Inc. and Golder Thoma Cressey Rauner Fund IV, L.P. (collectively, the "Principal Stockholders") have entered into a Stockholders Agreement, dated as of February 7, 1997, with Search (the "Stockholders Agreement") pursuant to which the Principal Stockholders have agreed to vote their MSF Common Stock in favor of the Merger. See "The Stockholders Agreement." The Principal Stockholders beneficially owned as of the Record Date an aggregate of 8,040,000 shares of MSF Common Stock, constituting approximately 77% of the shares of MSF Common Stock outstanding on the Record Date. When these shares of MSF Common Stock are voted at the MSF Special Meeting in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, the affirmative vote of holders of additional shares of MSF Common Stock will not be required to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

         Holders of a majority of the shares of MSF Common Stock entitled to vote at the MSF Special Meeting, represented in person or by proxy, will constitute a quorum. Each holder will be entitled to cast one vote for each share of MSF Common Stock held.

         Holders of a majority of the shares of Search Capital Stock, represented in person or by proxy and entitled to vote at the Search Special Meeting, will constitute a quorum. Each holder will be entitled to cast one vote for each share of Search Capital Stock held.

PROXIES; REVOCATION OF PROXIES

         Shares of MSF Common Stock and Search Capital Stock represented by properly executed and unrevoked proxies will be voted at the MSF or Search Special Meeting, as the case may be, in accordance with the directions contained therein. If no direction is made in a properly executed and unrevoked proxy, the shares represented by such proxy will be voted FOR the adoption and approval of the Merger Agreement, and the transactions contemplated thereby. Any MSF or Search stockholder is empowered to revoke a proxy at any time before its exercise. A proxy may be revoked by filing with the Secretary of MSF or Search, as the case may be, a written revocation or a duly executed proxy bearing a later date. Any written notice revoking a proxy for the MSF Special Meeting should be sent to: MS Financial, Inc., 715 S. Pear Orchard Road, Suite 300, Ridgeland, Mississippi 39157, (601) 978-6737,
Attention: Secretary, or hand delivered to the Secretary at or before the taking of the vote at the MSF Special Meeting. Any written notice revoking a proxy for the Search Special Meeting should be sent to: Search Financial Services Inc., 600 North Pearl Street, Suite 2500, Dallas, Texas 75201, (214) 965-6000, Attention: Secretary, or hand delivered to the Secretary at or before the taking of the vote at the Search Special Meeting. Any MSF or Search stockholder may attend the MSF or Search Special Meeting, as the case may be, and vote in person, whether or not he has previously given a proxy.

         MSF and Search will bear their respective costs of soliciting proxies from MSF and Search stockholders. In addition to soliciting proxies by mail, directors, officers and employees of MSF and Search may solicit proxies by telephone, by courier service, by telegram or in person, each without receiving additional compensation therefor. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries (collectively, "Fiduciaries") to forward solicitation materials to the beneficial owners of shares of MSF Common Stock, Search Common Stock, Search 12% Preferred Stock and Search 9%/7% Preferred Stock held of record by such persons, and arrangements may be made with Fiduciaries to obtain authority to sign proxies. MSF and Search will reimburse such Fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

         Shares represented at the meetings but not voted for or against a proposal, such as abstentions or "broker non-votes," will be counted in determining a quorum and will have the same effect as votes against the proposal. A "broker non-vote" refers to shares represented at the MSF or Search Special Meeting in person or by proxy by a broker or nominee where such broker or nominee (i) has not received voting instructions on a particular matter from the beneficial owners or persons entitled to vote and (ii) does not have discretionary voting power on such matter.

MSF STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

GENERAL

         The Merger Agreement provides for a business combination between Search and MSF in which a wholly owned subsidiary of Search would be merged with and into MSF and the holders of MSF Common Stock would be issued shares of Search Common Stock. As a result of the Merger, MSF would become a wholly owned subsidiary of Search. The discussion in this Joint Proxy Statement/Prospectus of the Merger and the description of the principal terms of the Merger are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex A.

EFFECTIVE TIME

         If the Merger Agreement and the transactions contemplated thereby are approved and adopted by the requisite vote of the stockholders of Search and MSF and the other conditions to the Merger are satisfied or waived (if permissible), the Merger will be consummated and effected at the time a Certificate of Merger is filed with the Secretary of State of Delaware or at such later time as the parties to the Merger Agreement agree and specify in such Certificate of Merger. The Merger Agreement provides that Search and MSF will cause the effective time of the Merger (the "Effective Time") to occur as promptly as practicable, but in no event later than the first business day (unless the parties agree to another date) following the satisfaction or, if permissible, wavier of all the conditions set forth in the Merger Agreement. The Merger Agreement may be terminated prior to the Effective Time by either Search or MSF in certain circumstances, whether before or after approval and adoption of the Merger by the stockholders of Search and MSF. See "The Merger Agreement--Termination; Amendment."

TERMS OF THE MERGER

         If the Merger is approved and consummated, then at the Effective Time Merger Sub will be merged with and into MSF, which will be the Surviving Corporation. In the Merger, each share of MSF Common Stock outstanding at the Effective Time (other than shares of MSF Common Stock held in MSF's treasury or owned by Search or any subsidiary of Search or MSF) will be converted into the right to receive a fraction (the "Exchange Ratio") of a share of Search Common Stock based upon the average of the closing sales price per share of Search Common Stock for the 10 trading days ending on the fifth business day prior to the date of the MSF Special Meeting (the "Average Search Trading Price").
The Exchange Ratio will equal the quotient of $1.63 (the "Per Share Amount") divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28. No fractional shares of Search Common Stock will be issued, and cash will be paid in lieu of any such fractional shares.

         The following table illustrates how the total number of shares of Search Common Stock to be received by MSF's stockholders, and the value thereof (based on the Average Search Trading Price), will vary based on different assumed amounts for the Average Search Trading Price.

     AVERAGE SEARCH                                              TOTAL SHARES OF             TOTAL VALUE OF
     TRADING PRICE                 EXCHANGE RATIO           SEARCH COMMON STOCK          SEARCH COMMON STOCK
     --------------                --------------           --------------------         -------------------
          $6.50                          .28                    2,920,682                     $18,984,000
           5.88                          .28                    2,920,682                      17,174,000
           5.00                          .33                    3,442,233                      17,211,000
           4.35                          .37                    3,859,473                      16,789,000
           4.00                          .37                    3,859,473                      15,438,000
           3.00                          .37                    3,859,473                      11,578,000

If the Average Search Trading Price is between $5.88 and $4.35, MSF's stockholders will receive approximately the same value of Search Common Stock (i.e. ranging from $17,211,000 to $16,789,000) in the Merger, regardless of the actual Average Search Trading Price. If the Average Search Trading Price is above or below that range, MSF's stockholders will receive a different total value of Search Common Stock in the Merger. Based on the closing sale price of a share of Search Common Stock on July 1, 1997, the Exchange Ratio would have been .31.

         Search and MSF will publicly announce the Exchange Ratio promptly after it is determined. Stockholders of MSF or Search may call the Secretary of MSF at (601) 978-6694 or the Investor Relations Department of Search at
(800) 725-6673 for the Exchange Ratio beginning four business days prior to the MSF Special Meeting date. Stockholders may revoke or submit proxies by sending the revocation or proxy via facsimile to (601) 978-6601, if to MSF, or to (214) 965-6104, if to Search.

         MSF STOCKHOLDERS SHOULD CONSIDER THAT THE EXCHANGE RATIO WILL BE FIXED ON THE FIFTH BUSINESS DAY PRIOR TO THE DATE OF THE MSF SPECIAL MEETING, BUT THE MARKET VALUE OF THE SEARCH COMMON STOCK THAT HOLDERS OF MSF COMMON STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE TIME BECAUSE THE MARKET PRICE OF SEARCH COMMON STOCK IS SUBJECT TO FLUCTUATION. IN ADDITION, BECAUSE OF FLUCTUATIONS IN THE MARKET PRICE OF SEARCH COMMON STOCK, THE MARKET VALUE OF THE SEARCH COMMON STOCK THAT HOLDERS OF MSF COMMON STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE FOLLOWING THE MERGER.

PRIOR ADJUSTMENTS TO PER SHARE AMOUNT AND EXCHANGE RATIO

         Under the Merger Agreement prior to its amendment on June 25, 1997, the Per Share Amount and the maximum and minimum Exchange Ratios were $2.00 and
0.46 and 0.34, respectively. The Merger Agreement originally provided for a reduction in the total consideration payable by Search in the Merger if MSF's stockholders' equity declined below certain levels, subject to certain adjustments to MSF's stockholders' equity to be made if MSF incurred certain costs, MSF received certain anticipated income tax refunds, the delinquency rate on MSF's receivables increased above a specified level or the amount of MSF's receivables that were or should have been charged off in 1997 exceeded a specified level. These adjustments were negotiated at the request of MSF as an alternative to the condition to Search's obligation to consummate the Merger that MSF not have experienced a material adverse change in its financial condition or results of operations prior to the Effective Time. The adjustments were intended to adjust the aggregate Merger consideration paid by Search for significant decreases in MSF's stockholders' equity and significant changes in MSF's delinquency and loss experience during the period prior to the Effective Time but not for anticipated decreases due to identified costs and fees to be paid by MSF or increases due to anticipated tax refunds. To effect any required reduction, the Per Share Amount and the maximum and minimum Exchange Ratios were to be decreased if, at the Effective Time, the unaudited financial statements of MSF for the last month (or, in certain circumstances, the second month) ending before the Effective Time (the "Most Recent Financial Statements") showed that MSF's stockholders' equity decreased. If there was an adjusted decrease in stockholders' equity of $2,100,000 or less, no adjustment to the Per Share Amount would have been made. If the adjusted decrease was more than $2,100,000 but less than $3,100,000, 50% of such decrease would have been applied to the calculation of an adjusted Per Share Amount, and if the amount of such decrease was $3,100,000 or more, 100% of such decrease would have been applied to the calculation of an adjusted Per Share Amount. There was no limit on the amount by which the consideration to be received by the MSF stockholders could have been reduced as a result of these adjustments.

         Search and MSF originally contemplated that the Effective Time would occur prior to June 30, 1997 and that the foregoing adjustments, if any, would be based on MSF's financial information as of April 30, 1997. Because of unavoidable delays, and to allow additional time for consummation of the Merger, Search and MSF agreed, on June 25, 1997, to an amendment of the Merger Agreement. Under the amendment, the outside date for consummation of the Merger was extended from June 30 to August 15, 1997, the Per Share Amount and minimum and maximum Exchange Ratios were fixed at $1.63 and 0.28 and 0.37, respectively, and the foregoing adjustment provisions of the Merger Agreement were deleted. These amounts are approximately what would have resulted under the foregoing adjustment provisions of the original, unamended Merger Agreement using financial information for MSF as of April 30, 1997. Accordingly, no further adjustments to the Per Share Amount or minimum or maximum Exchange Ratios are expected to be made prior to the Effective Time.

BACKGROUND OF THE MERGER

         From time to time prior to October 1996, members of Search management and MSF management had various contacts, principally at industry conferences, during which they discussed matters of common interest, including the progress of the companies' respective businesses.

         On October 9, 1996, Mr. George C. Evans, Chairman, President and Chief Executive Officer, Mr. James F. Leary, Vice Chairman, Finance, and Mr. Robert
D. Idzi, Senior Executive Vice President and Chief Financial Officer, of Search, met in Chicago with Mr. Philip Canfield, an associate of Golder, Thoma, Cressey, Rauner, Inc. at a meeting arranged and attended by representatives of Tri-River Capital Group for the Search representatives to introduce themselves to Mr. Canfield and to commence discussions regarding a possible acquisition of MSF by Search. The parties discussed generally the status of MSF's business, its financing needs and the possible interest of the Principal Stockholders in an acquisition transaction.

         On October 13, 1996, Mr. Evans met with Mr. James B. Stuart, Jr., Chairman of the Board of MSF and President and Chief Executive Officer of MS Diversified Corporation ("MSD"), and Mr. Canfield at Mr. Stuart's home in Jackson, Mississippi to further discuss the business of MSF and the possibility of Search acquiring MSF. Messrs. Evans and Stuart also discussed other possible business relationships between Search and MSF, including the purchase by Search of retail installment sales contracts owned by MSF. As a result of this meeting, Search and MSF executed a confidentiality agreement dated October 15, 1996.

         At a meeting of the Board of Directors of Search on October 17, 1996, Mr. Evans reviewed with the other directors of Search the possible acquisition of motor vehicle retail installment sales contracts having a net receivable balance of approximately $25 million from MSF as a first step towards the possible acquisition of MSF.

         On October 21, 1996, Search and MSF executed a letter of intent for Search to purchase from MSF non-prime motor vehicle installment sales contracts having a net receivable balance of approximately $25 million, subject to definitive documentation and approval by the Boards of Directors of both companies. The letter of intent stated that it was the intention of Search and MSF promptly following closing of the portfolio acquisition to commence good faith negotiations with respect to the acquisition of MSF by Search.

         During the weeks of October 20 and 27, 1996, representatives of Search conducted a due diligence review of MSF's loan portfolio for the purpose of identifying motor vehicle installment sales contracts that Search might be interested in purchasing from MSF.

         On November 4, 1996, Search Funding Corp., a wholly-owned subsidiary of Search, and MSF entered into a Motor Vehicle Installment Sales Contract Assignment and Purchase Agreement pursuant to which Search Funding Corp. acquired from MSF non-prime motor vehicle installment sales contracts with a net receivable balance of approximately $15 million. On November 4, 1996, Search and MSF also executed a letter of intent for Search to purchase from MSF additional motor vehicle retail installment sales contracts totaling approximately $10 million in net receivables, subject to definitive documentation, approval of the Boards of Directors of both companies and receipt by Search of financing for the purchase of these additional receivables. This letter of intent also stated the intention of Search and MSF promptly to commence good faith negotiations with respect to the acquisition of MSF by Search.

         On November 7, 1996, Messrs. Evans and Idzi and a consultant to Search met with Mr. Philip J. Hubbuch, Jr., Vice Chairman and Chief Executive Officer of MSF, in Jackson, Mississippi to conduct further business due diligence regarding MSF and to begin discussions regarding the structuring of an acquisition of MSF by Search, including consideration of whether cash, Search securities, or both, would be offered to stockholders of MSF and the consideration preferences of the Principal Stockholders.

         On November 12, 1996, Search and MSF entered into a letter of intent providing Search the opportunity to perform a due diligence review of MSF. The letter of intent provided Search with a 45-day due diligence period by the end of which Search was to prepare and deliver to MSF a proposed definitive agreement for Search to acquire MSF. This letter of intent provided Search with a 45-day right of first refusal with respect to any acquisition of MSF or stock of MSF to which MSF was a party. The letter of intent also set forth the parties' agreement that Search would purchase newly-originated motor vehicle installment sales contracts offered to it by MSF on mutually acceptable terms.

         On November 13, 1996, Messrs. Stuart and Canfield and Mr. Vann R. Martin, President and Chief Operating Officer of MSF, and Messrs. Evans, Leary and Idzi met separately on behalf of MSF and Search, respectively, with representatives of the MSF Lenders in Chicago to review the November 12 letter of intent, Search's financial condition and recent results of operation, Search's ability to acquire MSF and other financial and procedural aspects of an acquisition of MSF by Search, including the terms upon which MSF's revolving credit facility with the MSF Lenders could be continued following an acquisition.

         On November 15, 1996, Mr. Evans and Mr. Anthony J. Dellavechia, Senior Executive Vice President, Operations Director of Search, met in Jackson, Mississippi with Mr. Martin and other representatives of MSF to negotiate the terms under which Search would purchase newly-originated motor vehicle installment sales contracts from MSF.

         On November 18, 1996, MSF announced that its year-to-date loss and inability to complete a securitization caused it to violate certain covenants of its revolving credit facility, that it was unable to make any more borrowings under that facility and that it was negotiating for waivers or amendments to the relevant loan documents. MSF also announced that it had retained Bear Stearns to provide financial advice to it on financing and strategic alternatives and that it was evaluating various financing alternatives, as well as a merger with, or possible sale of MSF or its assets to, another company.

         During the period from November 19, 1996 through December 6, 1996, Mr. Dellavechia, Mr. Andrew L. Tenney, Executive Vice President, Marketing, Mr. Timothy G. Vorbeck, Executive Vice President, Operations, Mr. Karman Wallace, Senior Vice President, Mr. Joe B. Dorman, Senior Vice President, Mr. Lucien Daniel Vandergrift, Vice President, Collections, and other representatives of Search conducted an extensive business due diligence review of MSF's motor vehicle installment sales contract portfolio. During this period, Search also provided MSF with a legal due diligence checklist and Search continued its business and financial due diligence review of MSF.

         On December 9 and 10, 1996, Messrs. Evans and Dellavechia met with MSF's marketing personnel to discuss a possible acquisition and the effects of utilizing Search's underwriting criteria rather than MSF's criteria following an acquisition. They also visited MSF's collection facility in Mobile, Alabama.

         On December 12, 1996, after MSF had obtained the consent of the MSF Lenders, Search Funding Corp. and MSF entered into the agreement contemplated by the November 12, 1996 letter of intent between Search and MSF for Search Funding Corp. to purchase newly-originated motor vehicle installment sales contracts from MSF on an ongoing basis.

         On December 20, 1996, Search sent to the agent bank for the MSF Lenders the terms Search desired for continuation of MSF's revolving credit facility following an acquisition of MSF.

         Between October and December 1996, representatives of Search, MSF, Alex. Brown and Bear Stearns had discussions regarding the financial aspects and alternative structures of a transaction that might be acceptable to Search, MSF and the Principal Stockholders, including discussions regarding a merger transaction in which MSF stockholders would have a limited right to elect to receive cash in lieu of shares of Search Common Stock, a possible two-step transaction involving purchase of the shares owned by the Principal Stockholders prior to a merger, a purchase of the assets of MSF, and different ranges for the Per Share Amount and the maximum and minimum Exchange Ratios. A transaction involving a limited right to elect cash was not pursued because of limits that Search would have imposed on the aggregate amount of cash available and the per share cash amount. Neither a two-step transaction nor an asset purchase transaction was pursued because the parties believed that such transactions would be more complicated to structure and, ultimately, would take longer to complete. The Per Share Amount and the maximum and minimum Exchange Ratios were the result of negotiation between Search and MSF and their advisers of these and other terms of the Merger Agreement.

         On December 23, 1996, Mr. Evans proposed to Mr. Stuart that Search acquire MSF for a combination of stock and cash having an aggregate value of approximately $21.3 million, with MSF stockholders electing to receive Search stock receiving $2.04 in Search Common Stock and MSF stockholders electing cash to receive $1.43 in cash for each share of MSF Common Stock, subject to proration in the event more than $5 million in cash would otherwise be payable. The offer was subject to approval by both companies' Boards of Directors, completion of legal due diligence, adjustment for serious deterioration of MSF's portfolio and other customary conditions. Search also presented to MSF a letter of intent setting out these proposed terms. The letter of intent contemplated a definitive agreement being executed by January 6, 1997 and, among other things, would have prevented MSF from soliciting or considering alternative business combination proposals. MSF did not sign the letter of intent to preserve its ability to seek and consider alternative transactions with third parties.

         On December 27, 1996, Search's counsel distributed to MSF, MSF's counsel and Bear Stearns an initial draft of the Merger Agreement.

         On December 30, 1996, Mr. Ellis A. Regenbogen, Executive Vice President and General Counsel of Search, and representatives of Search's counsel went to MSF's offices in Jackson, Mississippi to continue their legal due diligence investigation of MSF. Mr. Hubbuch reviewed with them the matters covered in the legal due diligence checklist previously provided to MSF of which he had knowledge and with respect to which documents had not previously been provided to Search, including various matters in litigation and pending employment, workers compensation and other claims. MSF also made additional documents available for review and continued to provide numerous documents, and responded to due diligence inquiries, from that date until the signing of the Merger Agreement.

         On December 30 and 31, 1996, representatives of MSF and Bear Stearns went to Search's offices in Dallas, Texas to continue their due diligence investigation of Search.

         On January 6, 1997, the Board of Directors of Search met to review the proposed acquisition of MSF and the terms therefor, including that the acquisition might be structured as an all stock transaction if that was acceptable to the Principal Stockholders.

         On January 7, 1997, MSF's counsel provided to Search's counsel comments on the first draft of the Merger Agreement on behalf of MSF and the Principal Stockholders. Counsel for Search, MSF and MSD held a conference telephone call on January 13, 1997 to review those comments and attempt to identify open business and legal issues. Also on January 7, 1997, Mr. Canfield went to Search's offices in Dallas, Texas to continue MSF's due diligence investigation of Search.

         On January 9, 1997, Messrs. Evans, Leary and Idzi made a presentation at the offices of Bear Stearns in New York City to representatives of the MSF Lenders and their counsel, Bear Stearns and the Principal Stockholders.

         On January 14, 1997, MSF's counsel commenced its legal due diligence investigation of Search. Search provided MSF's counsel access to its facilities in Dallas, Texas, to legal due diligence materials and information at its headquarters there and to Search's outside counsel responsible for pending litigation matters.

         On January 14, 1997, the Board of Directors of MSF met in Dallas to review the status of the ongoing acquisition negotiations with Search. At that meeting, MSF's counsel and financial advisors extensively reviewed and explained the proposed transaction and MSF's alternatives. Mr. Evans met after the Board meeting with Messrs. Stuart and Canfield and Mr. Harold A. Hogue, a director of MSF and Vice President and Chief Financial Officer of MSD, to discuss open issues regarding the acquisition.

         On January 16, 1997, counsel for the MSF Lenders circulated to representatives of the MSF Lenders, Search, MSF, the Principal Stockholders and their respective counsel and financial advisors, a preliminary draft of a term sheet regarding proposed amendments to the agreement regarding MSF's revolving credit facility, including the terms on which that facility would be available to MSF after the Merger.

         On January 17, 1997, a revised draft of the Merger Agreement and a first draft of the Stockholders Agreement were distributed by Search's counsel to Search, MSF and the Principal Stockholders and their counsel and financial advisors.

         On January 17 and 20, 1997, Search and MSF, respectively, provided to representatives of the MSF Lenders and their counsel their proposed changes to the proposed term sheet. Between January 20 and February 7, 1997, numerous telephone conversations took place between Mr. Idzi, Mr. Hogue and representatives of the MSF Lenders during which the terms of the term sheet were negotiated. During this period, counsel for the MSF Lenders also distributed several revised preliminary drafts of the term sheet and conducted a legal due diligence review of Search.

         Between January 15 and January 31, 1997, Messrs. Evans, Stuart, Canfield, Hogue, Idzi and Regenbogen, counsel for Search, MSF and the Principal Stockholders and representatives of Alex. Brown and Bear Stearns had several telephone conference calls in which some or all of them participated to negotiate the definitive terms of the Merger Agreement and the Stockholders Agreement, including provisions for an adjustment of the consideration payable if MSF's stockholders' equity at closing of the Merger was less than a specified amount or certain other events occurred. A number of revised drafts of such agreements were circulated during this time period.

         On January 31 and February 1, 1997, Mr. Regenbogen and counsel for Search, MSF, the Principal Stockholders and a representative of Bear Stearns met at Search's offices in Dallas, Texas to continue to negotiate the terms of the Merger Agreement and the Stockholders Agreement and to identify remaining open issues. Mr. Evans participated in part of those meetings to facilitate the resolution of open issues.

         On February 1 and 2, 1997, Mr. Evans discussed with Messrs. Stuart and Canfield the remaining open issues in the Merger Agreement and the Stockholders Agreement and his proposal for adjustment of the consideration payable in the Merger to account for certain matters identified during the course of Search's due diligence investigation of MSF and to provide for additional adjustments in certain circumstances.

         Messrs. Evans, Stuart, Hogue and Canfield continued to negotiate and resolve these matters by telephone on February 3 and 4 and at Search's offices in Dallas, Texas. On February 5, 1997, Messrs. Stuart, Hogue, Canfield, Idzi and Regenbogen met with counsel for Search, MSF and the Principal Stockholders and a representative of Bear Stearns to complete the negotiation of the Merger Agreement and the Stockholders Agreement.

         On February 6, 1997, the Board of Directors of Search met by conference telephone to discuss the Merger and drafts of the Merger Agreement and Stockholders Agreement and to vote on whether to approve those agreements and the issuance of shares of Search Common Stock pursuant to the Merger. The Board of Search unanimously approved those matters, with Mr. Barry Ridings, a Managing Director of Alex. Brown, abstaining because of Alex. Brown's role as financial advisor to Search in connection with the Merger. Representatives of Search's counsel and financial advisors participated in the meeting.

         On February 7, 1997, the Board of Directors of MSF met to discuss the Merger and the revised draft of the Merger Agreement and to vote on whether to approve the Merger and adopt the Merger Agreement. Following extensive, detailed presentations by MSF's counsel and financial advisors regarding the terms of the transaction, information relating to Search and MSF's alternatives, the MSF Board unanimously approved the Merger and adopted the Merger Agreement. Representatives of MSF's counsel and financial advisor participated in the meeting.

         On February 7, 1997, Search, MSF and the Principal Stockholders exchanged by facsimile their respective signatures to the Merger Agreement and the Stockholders Agreement. Later that day, Search and MSF announced the execution of the Merger Agreement.

         On February 19, 1997, Search, Merger Sub, MSF and the MSF Lenders signed the term sheet relating to the continuation of MSF's revolving credit facility.

         During May and June 1997, representatives of Search and MSF had numerous discussions regarding the calculation of adjustments to the Per Share Amount and the maximum and minimum exchange ratios based on the adjustment provisions of the Merger Agreement prior to its amendment and MSF financial information as of March 31, 1997 and April 30, 1997. At MSF's request, and because it had originally been contemplated that the Effective Time would occur prior to June 30, 1997, they also discussed fixing the Per Share Amount and the maximum and minimum Exchange Ratios because of the unavoidable delays in consummating the Merger.

         During the week of June 9, 1997, representatives of Search conducted a second extensive due diligence review of the status of MSF's motor vehicle installment sales contract portfolio. Following that review, Search and MSF agreed to modify the Merger Agreement to fix the Per Share Amount at $1.63, to reset the maximum and minimum Exchange Ratios at .37 and .28, respectively, and to extend the outside Effective Time from June 30 to August 15, 1997, subject to approval by their Boards of Directors.

          On June 24, 1997, the Board of Directors of MSF met by conference telephone to consider the modifications to the Merger Agreement. Following discussions with MSF's counsel and financial advisors regarding the modifications, information concerning Search and MSF, the status of the MSF Revolving Credit and MSF's alternatives, the MSF Board unanimously approved the modifications to the Merger Agreement.

          On June 25, 1997, the Board of Directors of Search met by conference telephone to consider the modifications to the Merger Agreement. Following discussion of the status of MSF's receivables portfolio, the discussions with MSF's management regarding the modifications to the Merger Agreement and the other matters referred to in the last two paragraphs under "--Search's Reasons for the Merger; Recommendations of the Search Board", the Search Board approved the modifications to the Merger Agreement, subject to receipt of the advice of Alex. Brown that the modifications would not have caused Alex. Brown to change its view expressed in the Opinion that the Exchange Ratio was fair to Search from a financial point of view as of the date of the Opinion.

          On June 26, 1997, Alex. Brown delivered a letter to the Search Board advising the Search Board that Alex. Brown is of the view that the modifications to the Exchange Ratio effected by the June 25th amendment to the Merger Agreement, had they been made prior to February 6, 1997, would not have caused Alex. Brown to change its view expressed in the Opinion that the Exchange Ratio was fair, as of February 6, 1997, from a financial point of view to Search.

          In reaching that conclusion, Alex. Brown reviewed the June 25th amendment to the Merger Agreement and conducted such other review and analysis as it deemed necessary for the purposes of its June 26th letter. At the direction of Search, Alex. Brown has not performed the review and analysis that it would consider necessary to pass on the fairness, from a financial point of view, to Search of the revised Exchange Ratio as of June 26, 1997 and, as such, ALEX. BROWN DOES NOT ADDRESS IN ANY MANNER THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO SEARCH OF THE REVISED EXCHANGE RATIO IN THE LIGHT OF DEVELOPMENTS SINCE FEBRUARY 6, 1997 RELATING TO EITHER SEARCH OR MSF SPECIFICALLY OR MARKET AND ECONOMIC CONDITIONS GENERALLY. However, as stated in Alex. Brown's June 26th letter, the delivery of that letter is predicated on the Company's representation that no facts or circumstances have arisen (including any changes in the financial condition, earnings, cash flows and prospects of either the Company or MSF since the delivery of the Opinion as compared to the financial condition, earnings, cash flows and prospects of either the Company or MSF for periods ending prior to delivery of the Opinion) that materially detract from the financial condition, earnings, cash flows and prospects expected by the Company's senior management to result from the combined entity by virtue of the Merger as previously discussed with Alex. Brown.

MSF'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE MSF BOARD

         Since 1992, MSF has financed its operations principally through a revolving credit facility and annual sales of loans in securitization transactions involving insurance provided by a third party surety company. During 1996, MSF's loan delinquencies increased dramatically and exceeded levels specified in the agreements related to MSF's existing securitizations. Because of its concerns about MSF's portfolio, the surety company which had provided insurance for MSF's prior securitizations declined to insure a securitization transaction that MSF had scheduled for September 1996.

         MSF recorded a $6.7 million provision for loan losses in excess of the normal provision in the third quarter of 1996 to reflect a revaluation of MSF's portfolio. This addition contributed to the $4.2 million loss reported by MSF for the nine month period ended September 30, 1996. The loss resulted in MSF's default under certain covenants in its $90 million revolving credit facility.

         Throughout September and October 1996, MSF unsuccessfully attempted to complete a securitization transaction and to renegotiate the terms of its revolving credit facility. By mid October, MSF had reached the limit of its revolving credit facility.

         On October 25, 1996, the Company engaged Bear Stearns to explore MSF's financial and strategic alternatives. Bear Stearns investigated the feasibility of raising additional capital but concluded that it was unlikely that sufficient additional capital could be raised to satisfy MSF's liquidity requirements. Accordingly, the MSF Board concluded that a sale of MSF was in the best interests of MSF's stockholders.

         With Bear Stearns' assistance, the MSF Board identified and contacted a number of firms that the Board believed were the most likely buyers of MSF. In addition, MSF announced in its Quarterly Report on Form 10-Q filed with the Commission on November 14, 1996 that it was considering a sale. Various meetings were held between MSF representatives and representatives of firms expressing an interest in MSF. Following these meetings, MSF solicited formal indications of interest from the potential buyers. With Bear Stearns' assistance, the MSF Board considered the indications of interest and concluded that the consideration offered by Search was more attractive than the consideration proposed by any other party that had been identified, and that Search had a significant likelihood of being able to consummate an acquisition within the time frame imposed by the MSF Lenders.

         In the course of its deliberations, the MSF Board reviewed a number of factors relevant to the Merger and Merger consideration. In particular, the MSF Board considered (i) the potential value to be achieved through the combination of MSF's and Search's operations, (ii) the alternatives available to MSF, (iii) information concerning Search's business prospects, financial condition and performance, operations and management ability; (iv) the current financial market conditions, and (v) historical and potential market prices for Search's shares.

         The MSF Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including (i) the loss of control of future operations of MSF after the Merger, (ii) the risk prior to or following consummation of the Merger that the trading price of Search's Common Stock may drop below the level used in establishing the Merger consideration,
(iii) the risk that benefits sought to be achieved in the Merger will not be achieved, (iv) Search's lack of established credit sources, and (v) the other risks described above under "Risk Factors."

         The principal factors considered by the MSF Board in negotiating the Exchange Ratio were (i) the anticipated value of MSF's net assets upon liquidation and the relative trading prices of the Search Common Stock and MSF Common Stock over the recent months prior to execution of the Merger Agreement,
(ii) MSF's business prospects, (iii) the historic and anticipated financial results for Search and MSF, (iv) valuations of MSF and Search, (v) the premium that the $2.00 Per Share Amount represented over the trading price of MSF, (vi) an analysis of the combined companies' pro forma financial statements and the potential savings and synergies that might be created by the Merger, and (vii) the terms and conditions of the Merger Agreement.

         At a meeting of the MSF Board held on February 7, 1997, representatives of Bear Stearns presented a financial analysis of the proposed transaction and advised that, in its opinion, the proposed transaction was fair to the public stockholders of MSF from a financial point of view. Based upon the MSF Board's analysis and the recommendation and advice of Bear Stearns, the MSF Board unanimously approved the Merger and authorized submission of the Merger to a vote of MSF's stockholders.

         After MSF's management and Search's management reached a tentative compromise on the adjustments to the Per Share Amount and minimum and maximum Exchange Ratios, the MSF Board held a meeting on June 24, 1997 to consider the proposed compromise and amendment to the Merger Agreement. Representatives of Bear Stearns, taking into account the reduced Per Share Amount and minimum and maximum Exchange Ratios, reaffirmed the prior advice of Bear Stearns that the proposed transaction, as amended, was fair to the public stockholders of MSF from a financial point of view. Based upon the MSF Board's analysis and the advice of Bear Stearns, the MSF Board approved the compromise and amendment of the Merger Agreement and reaffirmed its approval of the Merger.

         After taking into consideration all of the factors set forth above, the MSF Board determined that the Merger was in the best interests of MSF and its stockholders and that MSF should proceed with the Merger at this time. The potential individual interests of the officers and directors of MSF and Search, except for their interests as stockholders, were not considered by the MSF Board in making this determination.

OPINION OF MSF'S FINANCIAL ADVISOR

         MSF retained Bear Stearns by letter agreement dated October 25, 1996 to act as financial advisor to evaluate financing and strategic alternatives. Bear Stearns was selected because of its reputation as a nationally recognized investment banking firm with substantial experience in financial advisory and capital raising, and because Bear Stearns had a previous relationship with MSF, including acting as underwriter for three asset-backed securitization transactions for a wholly-owned, single purpose subsidiary of MSF. As part of the advisory assignment, MSF requested that Bear Stearns provide an opinion as to the fairness of the Merger from a financial point of view to the public stockholders of MSF. No limitations were imposed by MSF upon Bear Stearns with respect to the investigations made or procedures followed by it in rendering its opinion. On February 7, 1997, Bear Stearns advised MSF's Board of Directors that the Merger was fair, from a financial point of view, to the public stockholders of MSF. On June 24, 1997, Bear Stearns advised MSF's Board of Directors that the Merger, as amended, was fair, from a financial point of view to the public shareholders of MSF. Bear Stearns confirmed its opinion in writing as of the date of this Joint Proxy Statement/Prospectus (the "Bear Stearns' Fairness Opinion").

         THE FULL TEXT OF THE WRITTEN BEAR STEARNS' FAIRNESS OPINION DATED THE DATE HEREOF, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEWS UNDERTAKEN, IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE, AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE BEAR STEARNS' FAIRNESS OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. THE BEAR STEARNS' FAIRNESS OPINION DISCUSSED HEREIN IS NOT A CONDITION TO CONSUMMATION OF THE MERGER.

         Bear Stearns' Fairness Opinion is directed only to the fairness of the Merger, from a financial point of view, to MSF's public stockholders and does not constitute a recommendation to any MSF stockholder as to how such stockholder should vote at the MSF Special Meeting. Bear Stearns and Search have had discussions regarding potential securitization transactions by Search in the future with Bear Stearns' assistance. No agreements or understandings have been reached between Search and Bear Stearns as to any securitization transaction.

         The consideration to be paid by Search in the Merger was determined as the result of negotiations between the respective representatives and management of MSF and Search. Each holder of MSF Common Stock will receive a fraction of a share of Search Common Stock equal to the Exchange Ratio for each share of MSF Common Stock. The Exchange Ratio will equal the quotient of the Per Share Amount divided by the Average Search Trading Price, but may not be more than 0.37 nor less than 0.28. At June 23, 1997, Search's stock price of $4.88 per share would have produced an Exchange Ratio of approximately 0.33.

         For purposes of rendering the Bear Stearns' Fairness Opinion, Bear
Stearns: (i) reviewed the Joint Proxy Statement/Prospectus in substantially the form to be sent to stockholders, including a copy of the Merger Agreement; (ii) reviewed the Fourth Amended and Restated Loan Agreement dated May 1, 1996 and the First Amendment to such Fourth Amended and Restated Loan Agreement dated December 16, 1996; (iii) reviewed MSF's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1996, its Prospectus for Common Stock dated July 21, 1995, its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 1996, and March 31, 1997, and its unaudited preliminary financial results for the periods ended April 30, 1997 and May 31, 1997; (iv) reviewed Search's Annual Report to Shareholders and Transition Report on Form 10-K for the period ended March 31, 1996, its Annual Report on Form 10-K for the years ended March 31, 1997, its Quarterly Reports on Form 10-Q for the periods ended June 30, September 30 and December 31, 1996, its Proxy Statement dated August 19, 1996, and Joint Plan of Reorganization confirmed by United States Bankruptcy Court, Northern District of Texas, Dallas Division, in Case No. 395-34981-RCM-11; (v) reviewed certain operating and financial information provided to Bear Stearns by MSF's management relating to MSF's business and prospects; (vi) reviewed certain operating and financial information, including certain projections for the combined companies that assume cost savings, provided to Bear Stearns by Search's management relating to Search's business and prospects; (vii) met with certain members of MSF's senior management to discuss MSF's operations, historical financial statements, future prospects and possible impact to MSF of not consummating the Merger; (viii) met with certain members of Search's senior management to discuss Search's operations, historical financial statements and future prospects; (ix) visited MSF's facilities in Ridgeland, Mississippi; (x) visited Search's facilities in Dallas, Texas; (xi) reviewed the historical prices and trading volumes of the MSF Common Stock and Search Common Stock; (xii) reviewed publicly available financial data and stock market performance data of companies which Bear Stearns deemed generally comparable to MSF and Search; (xiii) reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to MSF; (xiv) considered the results of Bear Stearns' conversations with various prospective acquirors of MSF, including the indications of interest received from certain of such prospective acquirors; and (xv) conducted such other studies, analyses, inquires and investigations as Bear Stearns deemed appropriate.

         In conducting its review and arriving at Bear Stearns' Fairness Opinion, Bear Stearns relied upon and assumed the accuracy and completeness of the financial and other information regarding MSF and Search provided to Bear Stearns by MSF and Search or publicly available, and Bear Stearns did not independently verify such information. With respect to the projected financial results of MSF and Search and the combined companies, Bear Stearns assumed that such results have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Search as to the expected future performance of MSF and Search. Bear Stearns did not assume any responsibility for the information or projections provided to Bear Stearns and further relied upon the assurances of the management of MSF and Search that they were unaware of any facts that would make the information or projections provided to Bear Stearns incomplete or misleading. In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets of MSF or Search.

         The following is a summary of the analyses performed by Bear Stearns in connection with its opinion rendered on June 24, 1997 (which are substantially the same types of analyses performed by Bear Stearns in connection with the Bear Stearns' Fairness Opinion):

         Financial Statement Review of MSF. Bear Stearns reviewed MSF's Annual Report on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1996, the IPO prospectus dated July 21, 1995, and its quarterly reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 1996, and March 31, 1997. Bear Stearns noted that net income declined from $6.5 million for the twelve months ended December 31, 1995 to a loss of $22 million for the year ended December 31, 1996. Management also provided Bear Stearns with information that indicated that the net loss for the five months ended May 31, 1997 was $5.6 million. The number of contracts delinquent for over thirty days as a percentage of the total serviced portfolio increased from 12.1% as of December 31, 1995 to 18.7% as of December 31, 1996. Delinquencies decreased to 9.4% of the total serviced portfolio as of May 31, 1997. Repossessions totaled 14.7% for the five months ended May 31, 1997, or approximately 35% on an annualized basis, up from 17.3% for the year ended December 31, 1996.

         Analysis of MSF Management Forecasts. Bear Stearns reviewed certain internal financial forecasts prepared by the management of MSF. Such forecasts showed continued negative financial results, including net losses and declining book value.

         Stock Trading Analysis for MSF. Bear Stearns reviewed and analyzed the historical trading prices and volume for the shares of MSF Common Stock on a daily basis from July 21, 1995 to June 23, 1997. Bear Stearns also compared the historical trading prices of MSF Common Stock and certain companies with operations that for purposes of analysis may be considered similar to MSF (the "Peer Company Composite Index"), also on a daily basis from June 21, 1996 to June 23, 1997. The Peer Company Composite Index is composed of the following companies: Aegis Consumer Funding Group, Inc., AmeriCredit Corporation, Consumer Portfolio Services, Inc., Eagle Finance Corp., First Merchants Acceptance Corporation, General Acceptance Corporation, Monaco Finance, Inc., NAL Financial Group, Inc., and TFC Enterprises, Inc. Bear Stearns noted that MSF Common Stock significantly underperformed the Peer Company Composite Index during the comparison period.

         Stock Trading Analysis for Search. Bear Stearns reviewed and analyzed the historical trading prices and volume for the shares of Search Common Stock on a daily basis from April 1, 1996 to June 23, 1997. Bear Stearns also compared the historical trading prices of Search Common Stock to the Peer Company Composite Index on a daily basis from December 31, 1996 to June 23, 1997. Bear Stearns noted that Search Common Stock outperformed the Peer Company Composite Index during the comparison period. Search Common Stock commenced trading on NASDAQ on March 10, 1997. Prior to that date, it traded on the OTC Bulletin Board.

         Comparable Company Analysis for MSF. Using publicly available information, Bear Stearns compared the financial performance and stock market valuation of MSF with two peer groups. The first peer group is comprised of auto finance companies with weak historical performances: Aegis Consumer Funding Group, Inc., Eagle Finance Corp., General Acceptance Corporation, Monaco Finance, Inc., NAL Financial Group, Inc., and TFC Enterprises, Inc. (the "Weak Peer Group"). The second peer group is comprised of auto finance companies with stronger historical financial performances: AmeriCredit Corporation and Consumer Portfolio Services, Inc. (the "Strong Peer Group"). Bear Stearns compared the ratio of trading price to last twelve months earnings per share ("EPS"), to 1997 estimated EPS, and to book value for MSF to the values for the two peer groups. For the Weak Peer Group, only NAL Financial Group, Inc. had a meaningful price to last twelve months ratio of 2.2x, and a price to estimated 1997 EPS of 2.4x. For the Strong Peer Group, Bear Stearns calculated a range of price to last twelve months EPS ratios of 11.3x to 17.3x and a median ratio of 14.3x, and a range of price to estimated 1997 EPS ratios of 9.8x to 14.2x and a median ratio of 12.0x. Since MSF reported a loss in the last twelve months and expected a loss in 1997, these multiples are not a meaningful means of comparison. MSF's price to book value was calculated at 0.6x as compared to a range of 0.3x to 2.0x and a median of 0.9x for the Weak Peer Group and a range of 2.5x to 2.9x and a median of 2.7x for the Strong Peer Group.

         Comparable Company Analysis for Search. Using publicly available information, Bear Stearns compared the financial performance and stock market valuation of Search with the Weak Peer Group and the Strong Peer Group. Bear Stearns compared the ratios of trading price to last twelve months EPS, 1997 estimated EPS (provided by the management of Search), and book value for Search, pro forma for the acquisition of MSF, to the values for the two peer groups. Due to the large amount of preferred equity issued by Search during its restructuring, these ratios were not considered a meaningful method of comparison with the peer groups.

         Comparable Acquisition Analysis. Bear Stearns compared the proposed Merger to past acquisitions of companies which it deemed comparable to MSF. These acquisitions included (acquiror/target): Search/U.S. Lending Corp., Search/Dealers Alliance Credit Corp., Southern National Corporation/Regional Acceptance Corporation, Bay View Capital Corporation/CTL Credit, Inc., Fidelity Acceptance Corp./Century Acceptance Corporation, Inc., KeyCorp/AutoFinance Group, Inc., and First American Corp./Tennessee Credit Corp. (the "Auto Finance Merger Group"). Bear Stearns compared the ratios of premium to receivables, price to earnings and price to book value for the proposed transaction to the median values for the Auto Finance Merger Group. Bear Stearns calculated a range of price to earnings ratios of 5.6x to 42.5 x and a median value of 12.6x for the Auto Finance Merger Group, and a range of premium to receivables ratio of 0.2% to 119.2% and a median value of 13.4%, as compared to 1.2% for the Merger. Because MSF reported a net loss, the price to earnings ratio is not meaningful. Bear Stearns also calculated a price to book ratio of 1.0x for the Merger as compared to a range of 1.0x to 4.4x and a median of 1.3x for the Auto Finance Merger Group.

         Bear Stearns' opinion on February 7, 1997, Bear Stearns' opinion on June 24, 1997, and the Bear Stearns' Fairness Opinion, were based solely upon the information available to it and economic, market, and other conditions as they existed as of the dates of such opinions. Events occurring thereafter could materially affect the assumptions used in preparing the opinions.

         In connection with rendering its opinion on February 7, 1997, its opinion on June 24, 1997, and the Bear Stearns' Fairness Opinion, Bear Stearns performed a variety of financial analyses. The evaluation of the fairness, from a financial point of view, is a subjective one based on the experience and judgment of Bear Stearns, and not merely the result of mathematical analysis of financial data. Accordingly, Bear Stearns believes that its analyses must be considered as a whole and that considering portions of such analyses or certain of the factors considered by Bear Stearns without considering all such analyses and factors could create an incomplete view of the process underlying the opinion. In its analyses, Bear Stearns made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance, business and economic conditions, and other matters, many of which are beyond Bear Stearns' and MSF's control. Any estimates contained in Bear Stearns' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than such estimates. No company used in the above analyses as a comparison is identical to MSF. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which MSF is being compared. The analyses performed by Bear Stearns are not necessarily indicative of actual values or actual future results, which my be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Bear Stearns' analysis of the fairness, from a financial point of view, of the Merger to MSF public stockholders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

         Based upon these analyses, Bear Stearns has delivered its opinion that the Merger is fair, from a financial point of view, to the public stockholders of MSF.

         Fees. The letter agreement dated October 25, 1996 (including the revision dated November 21, 1996), under which MSF retained Bear Stearns to act as financial advisor, included provisions for fees to be payable in connection with any acquisition of MSF. The engagement letter provides that if the Merger is consummated, then MSF shall pay Bear Stearns a cash fee equal to $475,000 plus 3% of the amount by which the total consideration paid exceeds $15 million (against which any opinion fee or retainer fee will be credited). MSF paid Bear Stearns a retainer fee of $125,000 following the execution of the engagement letter and $250,000 at the time Bear Stearns informed the MSF Board that Bear Stearns was prepared to render the Bear Stearns' Fairness Opinion.
In addition, MSF has agreed to reimburse Bear Stearns for its reasonable out-of-pocket costs and expenses incurred in connection with the services rendered to MSF pursuant to the letter agreement. MSF also agreed to pay all out-of-pocket expenses (including, without limitation, fees and expenses of Bear Stearns' counsel) in connection with any testimony provided by Bear Stearns relating to Bear Stearns' Fairness Opinion. Pursuant to this letter agreement, MSF has agreed to indemnify Bear Stearns, its affiliates and their respective partners, directors, officers, agents, consultants and employees and controlling persons against certain expenses and liabilities, including liabilities under the federal securities laws.

SEARCH'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE SEARCH BOARD

         The Search Board believes that the following are reasons for the stockholders of Search to vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and considered each of them to be material in its decision to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

         The Search Board believes that the terms of the Merger are fair to, and the Merger is in the best interests of, Search and its stockholders. Accordingly, the Search Board has approved the Merger Agreement and the Stockholders Agreement. In forming this belief, the Search Board consulted with Search's management, as well as Search's outside legal counsel and its financial advisors, and considered the following factors:

         1. the opportunity the Merger presents to expand substantially Search's portfolio of motor vehicle installment sales contracts;

         2. the opportunity that acquisition of MSF's marketing personnel and its existing dealer relationships presents to increase substantially the number and dollar volume of motor vehicle installment sales contracts purchased by Search from dealers on an ongoing basis;

         3. the increase in Search's stockholders' equity that will result from the Merger and the opportunity to obtain financing for future growth of Search's business through leveraging of that additional equity;

         4. the opportunity that a larger portfolio of receivables presents for consummating an offering of notes securitized by those receivables, resulting in a lower overall cost of borrowing;

         5. the Merger will result in a combined company that will have total assets and stockholders' equity in excess of Search alone, resulting in an enhanced ability to secure financing on favorable terms, thereby increasing Search's ability to pursue growth through acquisitions and internal loan generation;

         6. the capability of Search's existing management, supported by MSF's management, to manage the combined operations of Search and MSF profitably, including the operating efficiencies that can be derived from the elimination of duplicate overhead functions and the overall reduction in Search's general and administrative expenses as a percentage of revenues that would result from realizing the operating efficiencies;

         7. Search's need for greater size to provide greater market strength and recognition in an increasingly competitive marketplace and the inability of Search to increase its loan purchasing volume as rapidly as desired on its own;

         8. the availability of the Restructured Credit Facility to MSF for a one-year period following the Merger; see
                 "--Restructuring of MSF's Line of Credit;"

         9. the presentation of Alex. Brown delivered to the Search Board at its February 6, 1997 meeting regarding various financial and other considerations deemed relevant to the Search Board's evaluation of the Merger and Alex. Brown's opinion to the effect that, as of February 6, 1997, the Exchange Ratio is fair to Search from a financial point of view and Alex. Brown's advice to the Search Board delivered in a letter dated June 26, 1997 that Alex. Brown is of the view that the modifications to the Exchange Ratio effected by the June 25th amendment to the Merger Agreement, had they been made prior to February 6, 1997, would not have caused Alex. Brown to change its view expressed in its opinion that as of February 6, 1997, the Exchange Ratio was fair to Search from a financial point of view. In reaching its conclusion regarding the June 25th amendment to the Merger Agreement, Alex. Brown reviewed the amendment and conducted such other review and analysis as it deemed necessary for the purposes of its June 26th letter. At the direction of Search, Alex. Brown has not performed the review and analysis that it would consider necessary to pass on the fairness, from a financial point of view, to Search of the revised Exchange Ratio as of June 26, 1997 and, as such, ALEX. BROWN DOES NOT ADDRESS IN ANY MANNER THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO SEARCH OF THE REVISED EXCHANGE RATIO IN THE LIGHT OF DEVELOPMENTS SINCE FEBRUARY 6, 1997 RELATING TO EITHER SEARCH OR MSF SPECIFICALLY OR MARKET AND ECONOMIC CONDITIONS GENERALLY. See "--Opinion of Search Financial Advisor;" and

         10. the terms and structure of the Merger, including the provisions of the Merger Agreement and the Stockholders Agreement regarding adjustment of the consideration issuable in the Merger in certain circumstances related to MSF's financial performance and the performance of its loan portfolio and the limited indemnification of Search against certain contingent liabilities. See "The Merger -- Prior Adjustments to Per Share Amount and Exchange Ratio" and "The Stockholders Agreement -- Indemnification; Escrow."

The Search Board also considered the risks that MSF's contingent liabilities could exceed the amounts for which Search is indemnified in respect of those liabilities, that any such liabilities would have to be satisfied by Search or MSF in cash while their right to indemnification was limited to recovery of shares of Search Common Stock held in escrow pursuant to the Stockholders Agreement and that there is no assurance Search and MSF will be able to meet the repayment obligations of the Restructured Credit Facility within one year after the Effective Time as will be required. See "Risk Factors--MSF's Revolving Line of Credit" and "--MSF's Contingent Liabilities."

         After taking into consideration all of the factors set forth above, the Search Board determined that the Merger was in the best interests of Search and its stockholders and that Search should proceed with the Merger.

         After Search's management and MSF's management reached a tentative compromise on the adjustments to the Per Share Amount and minimum and maximum Exchange Ratios, the Search Board held a meeting on June 25, 1997. The Search Board considered and approved the proposed compromise and amendment of the Merger Agreement and reaffirmed its prior determination that the Merger was in the best interests of Search and its stockholders. In conjunction with such approval, the Search Board discussed the status of MSF's receivables portfolio and was advised by management that MSF's marketing group had remained substantially intact since the Merger Agreement was executed.

Because the adjustments to the Per Share amount and minimum and maximum Exchange Ratios agreed on are approximately what they would have been under the original, unamended Merger Agreement using financial information for MSF as of April 30, 1997, and based on the review of the status of MSF's receivable portfolio by Search management personnel conducted during the week of June 9, 1997 and the other matters discussed at the Search Board meeting, Search management and its Board of Directors did not believe that the amendment to the Merger Agreement was likely to result in a material variance from what the Per Share Amount and the minimum and maximum Exchange Ratios would have been had the Merger Agrement not been amended. Accordingly, Alex Brown was only requested to confirm that the modifications to the Exchange Ratio effected by the amendment to the Merger Agreement fixing the Per Share Amount, had they been made prior to February 6, 1997, would not cause it to change its opinion of February 6, 1997, rather than to update its opinion to a current date, which would have entailed additional costs for Search and a delay in submitting the Merger to stockholders that were not considered warranted by Search under the circumstances. The Search Board also considered the effect the reduction in the total consideration payable would have on the range of Exchange Ratios, including that the range would decline from that originally specified in the Merger Agreement, even if the Average Search Trading Price was the same, because of the reduction in the Per Share Amount.

OPINION OF SEARCH FINANCIAL ADVISOR

         Search retained Alex. Brown to act as its financial advisor in connection with the Merger and related matters. Alex. Brown was selected to act as Search's financial advisor based upon its qualifications, expertise and reputation, as well as Alex. Brown's prior investment banking relationship and familiarity with Search. Alex. Brown regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry.

         On February 6, 1997, at the meeting at which the Search Board approved the Merger Agreement, Alex. Brown delivered a verbal opinion to the Search Board that, as of such date, the Exchange Ratio, as set forth in the Merger Agreement, was fair to Search from a financial point of view, subject to execution of the Merger Agreement. Alex. Brown's verbal opinion was confirmed in a letter dated February 6, 1997 following execution of the Merger Agreement (the "Opinion"). Pursuant to the Merger Agreement, each share of MSF Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in MSF's treasury or owned by Search or any subsidiary of Search or MSF) will be converted into the fraction of a share of Search Common Stock equal to the Exchange Ratio, which, pursuant to the Merger Agreement as executed on February 6, 1997, was not to be more than 0.46 nor less than 0.34 and would have been subject to adjustment downward in certain circumstances. In arriving at the Opinion, although not expressly stated therein, Alex. Brown gave consideration to the possibility of a downward adjustment to the Exchange Ratio under certain circumstances provided for in the Merger Agreement as executed on February 6, 1997. Alex. Brown was not requested by Search to, and did not, restate the Opinion for any date subsequent to February 6, 1997. No limitations were imposed by the Search Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering the Opinion. The Opinion addresses the fairness of the Exchange Ratio from a financial point of view to Search as of February 6, 1997, based on market and economic conditions existing as of such date.


THE FULL TEXT OF THE OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. SEARCH STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

         In rendering the Opinion, Alex. Brown (i) reviewed the Merger
Agreement as executed on February 6, 1997, (ii) reviewed certain publicly available business and financial information concerning Search and MSF, and certain internal financial analyses and other information furnished to Alex. Brown by Search, (iii) held discussions with members of senior management of Search regarding the past and current business operations, financial condition, and future prospects of Search and MSF, (iv) reviewed the reported price and trading activity for Search Common Stock and MSF Common Stock and compared certain financial and stock market information for each of Search and MSF with similar information for certain other financial services companies, the securities of which are publicly traded, (v) reviewed the financial terms of certain recent business combinations in the financial services' industry which Alex. Brown deemed comparable in whole or in part, and (vi) performed such other studies and analyses as Alex. Brown considered appropriate.

         Alex. Brown relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its Opinion. With respect to the financial forecasts reviewed by Alex. Brown in rendering its Opinion, Alex. Brown assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Search as to the future financial performance of Search and MSF. Alex. Brown did not make an independent evaluation or appraisal of the assets or liabilities of Search or MSF nor was it furnished with any such appraisal.

         On June 26, 1997, Alex. Brown delivered a letter to the Search Board advising the Search Board that Alex. Brown is of the view that the modifications to the Exchange Ratio effected by the June 25th amendment to the Merger Agreement, had they been made prior to February 6, 1997, would not have caused Alex. Brown to change its view expressed in the Opinion that the Exchange Ratio was fair, as of February 6, 1997, from a financial point of view to Search.

         In reaching that conclusion, Alex. Brown reviewed the June 25th amendment to the Merger Agreement and conducted such other review and analysis as it deemed necessary for the purposes of its June 26th letter. At the direction of Search, Alex. Brown has not performed the review and analysis that it would consider necessary to pass on the fairness, from a financial point of view, to Search of the revised Exchange Ratio as of June 26, 1997 and, as such, ALEX. BROWN DOES NOT ADDRESS IN ANY MANNER THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO SEARCH OF THE REVISED EXCHANGE RATIO IN THE LIGHT OF DEVELOPMENTS SINCE FEBRUARY 6, 1997 RELATING TO EITHER SEARCH OR MSF SPECIFICALLY
OR MARKET AND ECONOMIC CONDITIONS GENERALLY. However, as stated in Alex. Brown's June 26th letter, the delivery of that letter is predicated on the Company's representation that no facts or circumstances have arisen (including any changes in the financial condition, earnings, cash flows and prospects of either the Company or MSF since the delivery of the Opinion as compared to the financial condition, earnings, cash flows and prospects of either the Company or MSF for periods ending prior to delivery of the Opinion) that materially detract from the financial condition, earnings, cash flows and prospects expected by the Company's senior management to result from the combined entity by virtue of the Merger as previously discussed with Alex. Brown.

         The summary set forth below does not purport to be a complete description of the analyses performed by Alex. Brown in connection with its Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Opinion. No one of the analyses performed by Alex. Brown was assigned a greater significance than any other. In performing its analyses, Alex. Brown made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Search's or MSF's control. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. All references to the Merger Agreement and the Exchange Ratio in the following summary refer to the Merger Agreement prior to its amendment on June 25, 1997 and the Exchange Ratio as defined prior to such amendment.

         Analysis of Selected Acquisition Transactions. In preparing the Opinion, Alex. Brown analyzed certain selected merger and acquisition transactions for automobile finance companies based upon the acquisition price relative to book value, last twelve months' ("LTM") earnings and managed portfolio, and the premium to market price. The market price premium is measured against the market price of the common stock one month prior to the acquisition announcement. The analysis included a review and comparison of the mean multiples represented by a sample of recently effected or pending automobile finance company acquisitions nationwide announced since January 1, 1995 (a total of 6 transactions) ("National Transactions").

         The relative multiples implied by the Exchange Ratio (based on a $2.00 implied per share value to MSF stockholders as of February 6, 1997) and the National Transactions, respectively, are provided in the following table:

                                                                Purchase Price to
                                -----------------------------------------------------------------------------
                                   LTM
                                Earnings                                       Managed Receivables    Market
                                Per Share             Book Value                Portfolio (Gross)     Premium
                                ---------             ----------                -----------------     -------
CONSIDERATION ($2.00 PER SHARE)   NM                     111.1%                        23%             53%

NATIONAL TRANSACTIONS
         AVERAGE                  27.3X                  384%                          86%             40%
         HIGH                     34.6X                  592%                          146%            65%
         LOW                      12.7X                  132%                          13%             28%

The results of this analysis were discounted due to the small sample size, along with the fact that most companies acquired had positive LTM earnings and were performing substantially better than MSF from a financial perspective.

         Contribution Analysis.    Alex. Brown also determined the contribution
by MSF of key historical balance sheet items at December 31, 1996 (including gross receivables, receivables net of allowance for loan loss reserves & unearned income, total servicing portfolio, assets and equity) to the resulting pro forma entity, as compared to the implied value contributed by Search in stock that would be received by MSF stockholders in the aggregate as a result of the Merger (based on an implied Exchange Ratio as of February 6, 1997).

         The relative levels of contribution by MSF in these selected areas and the implied value contributed by Search in stock to be received by MSF stockholders, in the aggregate, are presented in the following table:

                     BALANCE SHEET ITEMS                      MSF CONTRIBUTION
                     -------------------                      ----------------
                  Gross Receivables                                 62.4%
                  Net Receivables                                   60.2%
                  Servicing Portfolio                               70.4%
                  Assets                                            54.3%
                  Equity                                            38.9%

                  IMPLIED VALUE CONTRIBUTED IN
                  STOCK BY SEARCH                                   29.5%

         Impact on Search Stockholders. Based on pro forma financial projections developed by the management of Search, including cost savings, along with the Exchange Ratio that MSF stockholders could receive as part of the Merger Agreement, Alex. Brown was able to determine the expected effect of the transaction to the current stockholders of Search Common Stock. This pro forma analysis indicated that the transaction would likely result in a minor increase in earnings per share for Search's fiscal year ending March 31, 1998, and minor increases in book value and tangible book value per share as of December 31, 1996.

         Asset Value Analysis. Alex. Brown estimated the asset value of MSF assuming (i) various collectability assumptions on MSF's gross receivables, ranging from 55%-75%, and (ii) that cash, other assets and total liabilities assumed are valued at 100% of their respective book values. The range of collectability assumptions used reflected a variety of scenarios regarding the credit quality of MSF's gross receivables. This analysis indicated that the market value of the Search Common Stock to be issued to the stockholders of MSF in the Merger is within the range of implied asset values of MSF.

         Analysis of Selected Publicly Traded Companies. In preparing the Opinion, Alex. Brown, using publicly available information, compared selected financial information, including book value, LTM earnings and managed receivables, for Search, MSF and selected groups of automobile finance companies.

         The first selected group consisted of "C" and "D" credit grade automobile finance company lenders with weak historical performances, including Eagle Finance Corp. (EFCW), General Acceptance Corp. (GACC), Jayhawk Acceptance Corporation (JACC), Mercury Finance Inc. (MFN), Monaco Finance, Inc. (MONFA), NAL Financial Group Inc. (NALF), and TFC Enterprises Inc. (TFCE) (the "Weak Peer Group"). The second selected group consisted of "C" and "D" credit grade automobile finance company lenders with stronger historical performances, including Americredit Corp. (ACF), Consumer Portfolio Services, Inc. (CPSS), First Merchants Acceptance Corporation (FMAC), and National Auto Credit (NAK) (the "Strong Peer Group"). Since Alex. Brown's initial evaluation, First Merchants Acceptance Corporation announced a material downward revision to its historical net income and equity. Alex. Brown analyzed the relative multiples implied by the market price of Search Common Stock, MSF Common Stock and the mean market price of the common stock of the Weak Peer Group and the Strong Peer Group, as of February 5, 1997, to the selected financial information listed above. Alex. Brown calculated the mean price to LTM earnings of 5.1x for the Weak Peer Group and 12.0x for the Strong Peer Group. Since both Search and MSF reported a loss in the last 12 months, these multiples are not a meaningful means of comparison. Alex. Brown calculated a mean price to book value of 152% for Search, 61% for MSF, 102% for the Weak Peer Group, and 207% for the Strong Peer Group. Alex. Brown calculated a mean price to managed receivables of 68.3% for Search, 5.9% for MSF, 27.1% for the Weak Peer Group, and 53.0% for the Strong Peer Group.

         The results of this analysis were discounted for several reasons, including (i) the divergent multiples reflected due to the distressed nature of many of the companies in the group, (ii) Search Common Stock traded on the OTC Bulletin Board prior to March 10, 1997, and (iii) Search did not have an earnings estimate from the Institutional Brokers Estimate System International, Inc. ("I/B/E/S").

         Historical Stock Trading Analysis. In preparing the Opinion, Alex. Brown reviewed the trading prices and volumes for the MSF Common Stock and Search Common Stock and the relationship between price movements of the MSF Common Stock and Search Common Stock and the price movements of the common stock of the Peer Group. This analysis indicated that both Search Common Stock and MSF Common Stock underperformed relative to the Peer Group.

         Compensation of Financial Advisor. Pursuant to the terms of an engagement letter dated May 16, 1996, as amended, Search has agreed to pay Alex. Brown a fee of $175,000 upon consummation of the Merger. Search has also agreed to pay Alex. Brown a fee of $50,000 for issuance of the Opinion.
Whether or not the Merger is consummated, Search also has agreed to pay all of Alex. Brown's reasonable out-of-pocket expenses, including fees and disbursements of counsel, incurred by Alex. Brown in carrying out its duties under its engagement, and to indemnify Alex. Brown and certain related persons against certain liabilities relating to or arising out of its engagement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the MSF Board to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, stockholders should be aware that the executive officers of MSF and members of the MSF Board have interests in the Merger that are in addition to the interests of MSF stockholders generally, and that the members of the MSF Board having such interests participated in the discussion, deliberation and voting of the MSF Board with respect to the Merger.

         Ownership of Shares of MSF Common Stock; Election of New Search
Director.   Messrs. Carl Herrin, James B.  Stuart, Jr. and Harold A. Hogue, who
are directors of MSF, also serve as Chairman of the Board, President and Chief Executive Officer and Vice President and Chief Financial Officer of MSD, respectively. MSD and its wholly-owned subsidiary, MS Financial Services, Inc., collectively own 41.4% of the outstanding MSF Common Stock. Messrs. Philip A. Canfield and Carl D. Thoma, who are directors of MSF, also serve as an associate and principal, respectively, of Golder, Thoma, Cressey, Rauner, Inc. ("Golder Thoma"). Golder Thoma's affiliate, Golder Thoma Cressey Rauner Fund IV, L.P., owns 35.7% of the outstanding MSF Common Stock. Together these five directors form a majority of the members of the MSF Board. In addition, Search has agreed that Mr. Stuart, who is Chairman of MSF, will become a director of Search following the Merger.

         Acceleration of Options. The officers and directors of MSF hold options to purchase MSF Common Stock under the MSF Amended and Restated Employees' Equity Incentive Plan and the MSF Non-Employee Directors Stock Option Plan (the "MSF Plans"). As a result of the Merger and the terms of these options, at the Effective Time, all of these options will become fully exercisable, to the extent not previously exercisable, to purchase Search Common Stock. See "The Merger Agreement--Treatment of MSF Stock Options." Options held by directors other than Mr. Stuart will terminate three months following the Effective Time. As of February 7, 1997, the officers and directors of MSF held options to purchase an aggregate of 847,228 shares of MSF Common Stock at a weighted average price of $5.56 per share (at exercise prices ranging from $2.50 to $12.00 per share), of which options to purchase 370,734 shares were exercisable at a weighted average price of $3.85.

         Employment Agreements. Several of MSF's officers have employment contracts with MSF. Under the terms of each of these contracts, the officer is entitled to certain severance payments after the Effective Time if the officer's employment is terminated without cause, or if the officer resigns because there is a material reduction in the officer's salary or benefits, the officer is required to be based more than 25 miles from MSF's present executive offices, or the officer is removed, not reelected to his position with MSF or is assigned duties inconsistent with his duties, responsibilities and status with MSF. The severance payments are generally one-year's base salary. The employment contract for MSF's former Chief Executive Officer, who resigned effective February 28, 1997, provides that he will receive cash severance payments for a period of one year so long as he complies with certain noncompete covenants. MSF, with the consent of Search, has agreed that the former Chief Executive Officer may exercise certain stock options issued under one of the MSF Plans for up to one year after his resignation.

         Indemnification; Insurance. Under the Merger Agreement, Search has agreed that the Surviving Corporation's Certificate of Incorporation and Bylaws will be no less favorable with respect to indemnification of officers, directors, employees, fiduciaries and agents than MSF's current Second Amended and Restated Certificate of Incorporation and Bylaws. In addition, Search has agreed not to amend or repeal in any manner that would diminish their effect the provisions of the Surviving Corporation's Certificate of Incorporation and Bylaws providing for indemnification of individuals who at any time prior to the Merger were directors, officers, employees, fiduciaries or agents of MSF for a period of three years after the Merger for all matters other than this Joint Proxy Statement/Prospectus, for which the period will be four years following the Merger. Under the Merger Agreement, Search has agreed that the Surviving Corporation will use reasonable efforts, subject to certain cost limitations, to maintain in effect for three years after the Merger MSF's current directors' and officers' liability insurance coverage with respect to matters occurring prior to the Merger.

         The MSF Board of Directors was aware of these interests but did not consider them to be significant or of a nature that would affect the objectivity of any director's determination that the Merger was in the best interests of all of the MSF stockholders.

ACCOUNTING TREATMENT

         The Merger will be accounted for by Search under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the aggregate Merger consideration will be allocated to MSF's assets and liabilities based on their estimated fair values at the Effective Time, and the results of operations of MSF will be included in the results of operations of Search only for periods subsequent to the Effective Time.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes certain of the principal federal income tax considerations associated with the Merger under the Code to holders who hold shares of MSF Common Stock as capital assets. As it is not feasible to describe all of the tax consequences associated with the Merger, each stockholder should consult his or her tax advisor with respect to the tax consequences of the Merger applicable to his or her specific circumstances. In particular, the following discussion does not address the potential tax consequences applicable to MSF stockholders who are dealers in securities, who acquired their MSF Common Stock through stock option or stock purchase programs or other employee plans or otherwise as compensation, who are subject to special treatment under the Code (such as insurance companies, tax-exempt organizations, financial institutions, nonresident alien individuals or foreign entities), or who hold shares of MSF Common Stock in a hedging transaction or as part of a straddle or conversion transaction, nor any potential tax consequences applicable to the holders of options to purchase MSF Common Stock assumed by Search in the Merger. The following summary is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to MSF, Search and their respective stockholders. Furthermore, the following discussion addresses only certain federal income tax matters and does not consider any state, local or foreign tax consequences of the Merger or other transactions described in this Joint Proxy Statement/Prospectus.

         Neither Search nor MSF has requested or will request any ruling from the Internal Revenue Service in connection with the Merger. However, the Merger has been structured with the intention that it qualify as a reorganization under Section 368(a) of the Code. Search and MSF have received an opinion from Haynes & Boone L.L.P. ("Haynes & Boone") that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such tax opinion is subject to certain assumptions and qualifications and is based, among other things, on representations and assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions have been made with the consent of MSF and Search. Such opinion is not binding on the Internal Revenue Service and does not preclude it from adopting a contrary position. Haynes & Boone will render an update to the opinion at the Effective Time. If such opinion update is not received, the Merger will not be consummated unless the condition requiring its receipt is waived. Search and MSF currently anticipate that such opinion update will be delivered and that MSF will not waive the condition requiring receipt of such opinion update.

         Qualification of the Merger as a reorganization depends on compliance with certain technical requirements of federal income tax law, including, among others, the requirement that a continuity of proprietary interest be maintained by the stockholders of the merged corporation. In order for this requirement to be satisfied, the stockholders of MSF must not, pursuant to a plan or intention existing at or prior to the Merger, dispose of so much of either (i) their shares of MSF Common Stock in anticipation of the Merger or (ii) the Search Common Stock received pursuant to the Merger such that the holders of shares of MSF Common Stock, as a group, would no longer have a significant equity interest in the MSF business being conducted by the combined companies after the Merger. It is the position of the Internal Revenue Service that the continuity of interest requirement generally will be considered satisfied if the stockholders of the merged corporation receive in the aggregate (and have no plan to dispose of) stock of the acquiring corporation equal in value to at least 50% of the value of all of the formerly outstanding stock of the acquired corporation as of the effective date of the reorganization, and a decision of the United States Supreme Court indicates that continuity of interest in the range of 40% is sufficient.

         With the exception of cash paid in lieu of fractional shares, the Merger Agreement provides that all of the consideration paid by Search to MSF stockholders in exchange for their MSF Common Stock pursuant to the Merger will consist of Search Common Stock. Furthermore, pursuant to the Stockholders Agreement, the Principal Stockholders are obligated to give a representation that each such stockholder has no plan to sell, transfer or otherwise dispose of or convey the Search Common Stock received by it pursuant to the Merger. Satisfaction of the continuity of interest requirement, however, depends in part on actions that may be taken by MSF stockholders either before or after the consummation of the Merger over which neither MSF nor Search has any control. Accordingly, there can be no assurance that the continuity of interest requirement will be satisfied with respect to the Merger. If the continuity of interest requirement (or any other requirement for reorganization treatment under the Code) is not satisfied, the Merger will not be treated as a reorganization and material adverse tax consequences will result to MSF and some or all of the holders of MSF Common Stock.

         Tax Consequences to MSF Stockholders. Assuming the Merger is treated as a reorganization under the Code, the following federal income tax consequences, among others, generally will apply to MSF stockholders:

                 (i) No gain or loss will be recognized by a holder of MSF Common Stock with respect to the receipt of Search Common Stock in exchange for such MSF Common Stock pursuant to the Merger (except with respect to any cash received in lieu of fractional shares of Search Common Stock);

                 (ii) The aggregate tax basis of the Search Common Stock received by each MSF stockholder will be the same as the aggregate tax basis of the MSF Common Stock surrendered in the Merger, decreased by the amount of any tax basis allocable to fractional shares of Search Common Stock in lieu of which cash will be paid;

                 (iii) The holding period of the Search Common Stock received by each MSF stockholder will include the period for which the MSF Common Stock surrendered in exchange therefor was considered to be held, provided the MSF Common Stock so surrendered is held as a capital asset at the Effective Time; and

                 (iv) Payment received by holders of MSF Common Stock in lieu of fractional shares of Search Common Stock will be treated as payment in redemption of such fractional shares and, provided that the redeemed interest is held as a capital asset at the Effective Time, will generally result in the recognition of capital gain or loss by such holders measured by the difference between the amount received and the tax basis allocable to such fractional shares.

         Irrespective of the reorganization status of the Merger, a recipient of shares of Search Common Stock will recognize income if and to the extent any such shares are considered to be received in exchange for services or property (other than MSF Common Stock). All or a portion of such income may be taxable as ordinary income. Gain also will be recognized if and to the extent an MSF stockholder is treated as receiving (directly or indirectly) consideration other than Search Common Stock in exchange for his or her MSF Common Stock.

         Tax Consequences to Search and MSF. Assuming the Merger is treated as a reorganization under the Code, generally no gain or loss will be recognized by Search, Merger Sub or MSF as a result of the Merger. The Merger will not have any tax consequences for Search stockholders.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY OCCUR AS A RESULT OF THE MERGER. MSF STOCKHOLDERS SHOULD THEREFORE CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL TAX CONSEQUENCES OF THE MERGER, THE HOLDING AND DISPOSING OF SEARCH COMMON STOCK RECEIVED IN THE MERGER, THE EXERCISE OF ANY OPTIONS TO PURCHASE MSF COMMON STOCK ASSUMED IN THE MERGER AND THE TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER JURISDICTION.

FEDERAL SECURITIES LAW CONSEQUENCES

         All shares of Search Common Stock received by MSF stockholders in the Merger will be freely transferable, except that shares of Search Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of MSF are restricted as described herein. Rule 145 promulgated under the Securities Act regulates the disposition of securities of "affiliates" of MSF in connection with the Merger.

         As a condition to the Merger, unless waived, MSF must deliver to Search a letter (the "Affiliate Letter") identifying all persons who are "affiliates" of MSF for purposes of Rule 145 under the Securities Act and use its best efforts to cause each person who is identified in the Affiliate Letter as an "affiliate" (an "Affiliate") to deliver to Search, at least 30 days prior to the Effective Time, a written agreement (an "Affiliate Agreement") in which the Affiliate agrees not to sell, transfer or otherwise dispose of Search Common Stock issued to the Affiliate in the Merger except (i) pursuant to a registration statement under the Securities Act, (ii) in a transaction permitted under Rule 145, or (iii) in a transaction exempt from the registration requirements of the Securities Act. After the Effective Time, and so long as necessary to permit the Affiliate to sell the Search Common Stock pursuant to Rule 145, Search will agree to use its best efforts to file all reports required under the Exchange Act and the regulations thereunder in order to permit the Affiliate to sell, transfer or otherwise dispose of the Search Common Stock under Rule 145. Search will issue appropriate stock transfer instructions to the transfer agent for the shares of Search Common Stock that are to be received by such Affiliate and will place restrictive legends on the certificates evidencing Search Common Stock.

         Pursuant to the Stockholders Agreement, the shares of Search Common Stock to be received by the Principal Stockholders will be subject to restrictions on sale, transfer or other disposition and the Principal Stockholders will have certain registration rights. See "The Stockholders Agreement--Transfer Restrictions; Registration Rights."

ABSENCE OF DISSENTERS' RIGHTS

         Holders of MSF Common Stock and Search Common Stock will not have dissenters' rights under the Delaware Law with respect to the Merger.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

         Directors and Officers of Search. The nine individuals currently serving as directors of Search are Messrs. George C. Evans, Richard F. Bonini, William H. T. Bush, Frederick S. Hammer, Luther H. Hodges, Jr., James F. Leary,
A. Brean Murray, Douglas W. Powell and Barry W. Ridings. Search has agreed to elect James B. Stuart, Jr., Chairman of the Board of MSF and President and Chief Executive Officer of MSD, to the Search Board for a term expiring at the 1999 annual meeting of the stockholders of Search, effective at the Effective Time. The officers of Search will not change as a result of the Merger, except that Search intends to elect Mr. Vann R. Martin, President and Chief Operating Officer of MSF, as an Executive Vice President of Search.

         Directors of the Surviving Corporation. In accordance with the Merger Agreement, Mr. Robert D. Idzi, the sole director of Merger Sub, will be the sole director of the Surviving Corporation. MSF has agreed to deliver to Search, at the Closing, the resignations of the directors of MSF.

         Officers of the Surviving Corporation. Pursuant to the Merger Agreement, upon consummation of the Merger, the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

         Operations. Following the Merger, Search intends to consolidate the operations of Search and MSF that provide similar services to realize operating efficiencies and expense savings. As of the date of this Joint Proxy Statement/Prospectus, no final determination regarding these matters has been made. However, Search currently intends to retain MSF's branch locations and operations, including the purchase of receivables for the account of the Surviving Corporation utilizing Search's underwriting guidelines. It also currently intends to maintain MSF's headquarters in Jackson, Mississippi through the expiration of the sublease for those headquarters on October 31, 1997 and to maintain MSF's collection facility in Mobile, Alabama. Following the Merger, Search will continue to review the operations of MSF to determine whether additional operating efficiencies and consolidations of operations can be implemented, including consolidation of branch office operations with facilities of Search that are located in close proximity and the consolidation of all of MSF's headquarters operations with the similar operations of Search in Dallas, Texas or at other, smaller, facilities in the Jackson, Mississippi area. Search reserves the right to take any such actions and effect any such changes it deems desirable.

RESTRUCTURING OF MSF'S LINE OF CREDIT

         As of May 31, 1997, the outstanding balance under the MSF Revolving Credit was $65.1 million. In November 1996, MSF advised the MSF Lenders that it was in violation of certain covenants under the MSF Revolving Credit. Effective December 16, 1996, MSF and the MSF Lenders reached an agreement to restructure the MSF Revolving Credit. Under the restructured MSF Revolving Credit, MSF was obligated to make certain mandatory prepayments on the MSF Revolving Credit, the due dates of which were extended until February 7, 1997. On February 19, 1997, the MSF Lenders, Search, Merger Sub and MSF entered into a letter agreement specifying the terms of certain agreements that the parties agreed to execute and deliver ("Term Sheet") to further restructure the MSF Revolving Credit. In addition, the MSF Lenders consented to the execution by MSF of the Merger Agreement and the consummation of the transactions contemplated therein. The provisions of the Term Sheet were incorporated into an amended loan agreement, which was further amended as of May 15, 1997.

         Pursuant to the Term Sheet, as amended, MSF and the MSF Lenders amended the agreements governing the MSF Revolving Credit to provide that MSF's obligations will be payable in full on the earlier of August 15, 1997, the Termination Date specified in the MSF Revolving Credit documents, or the closing date of the Merger. The amount of the aggregate advances that may be outstanding under the MSF Revolving Credit were reduced from $90,000,000 to $75,000,000. Advances will only be made by the MSF Lenders for the purchase of motor vehicle receivables that comply with Search's underwriting criteria or payment of expenses that are within an agreed cash budget. MSF will be required to reduce the MSF Revolving Credit by the amount of any proceeds from income tax refunds, and any prepayment from federal income tax refunds will permanently reduce the amount of the MSF Revolving Credit.
The MSF Lenders also required the institution of a lock box account for collection of the proceeds from MSF's receivables, with all proceeds to be applied as a mandatory prepayment of the MSF Revolving Credit on a daily basis. MSF is required to maintain the effectiveness of its collection operations in Jackson, Mississippi and Mobile, Alabama. MSF may continue to sell motor vehicle installment sales contracts originated by it prior to the Merger to Search Funding Corp. in accordance with its December 12, 1996 letter agreement with Search and Search Funding Corp. Search may also lend money to MSF for the purpose of purchasing motor vehicle installment sales contracts by MSF, but this indebtedness, and any liens in favor of Search on the motor vehicle installment sales contracts purchased by MSF with these funds, will be subordinated to the indebtedness represented by, and the liens securing, the MSF Revolving Credit. Any material amendments to the Merger Agreement will require the prior written consent of the MSF Lenders. If the Merger is terminated for any reason, Search will be obligated, if requested by the MSF Lenders, to service MSF's receivables for a period of 90 days following the termination and Search will purchase all receivables acquired by MSF after the effective date of the amendments to the MSF Revolving Credit.

         On the closing date of the Merger, under the Term Sheet, the agreements governing the MSF Revolving Credit will be amended to provide that MSF will have available a revolving loan facility in an aggregate amount equal to the outstanding principal balance of the MSF Revolving Credit on the closing date of the Merger (the "Restructured Credit Facility"). Search will guarantee MSF's obligations to repay the Restructured Credit Facility. Under the Restructured Credit Facility, MSF will be entitled to receive additional advances to the extent of any difference between the borrowing base, as determined from time to time, and the outstanding principal balance of the Restructured Credit Facility. These advances may be used to pay operating expenses in the ordinary course of business and to purchase motor vehicle installment sales contracts. The Restructured Credit Facility will bear interest at the prime rate plus one percent per annum and will terminate on the earlier of the first anniversary of the Effective Time, any prepayment in full of the Restructured Credit Facility and any date on which the MSF Lenders accelerate payment of the Restructured Credit Facility, at which time all outstanding balances will be payable in full. MSF will make principal payments on the Restructured Credit Facility on a weekly basis in an amount equal to all collections with respect to its motor vehicle installment sales contracts and repossessed vehicles. On the six month anniversary of the Effective Time, the commitment of the MSF Lenders under the Restructured Credit Facility will be permanently reduced by $25,000,000 plus a proportionate reduction of certain "overadvance" amounts owed by MSF at the Effective Time. MSF must repay the outstanding balance to the extent it exceeds the reduced commitment amount.
Any net proceeds from restructuring of MSF's existing securitization transactions or from income tax refunds received by MSF must be employed to make mandatory prepayments of the Restructured Credit Facility and will permanently reduce the amount of the Restructured Credit Facility. Mandatory prepayments of the Restructured Credit Facility must also be made in the amount of any proceeds from sales or other dispositions of motor vehicle installment sales contracts and other collateral, but these prepayments will not permanently reduce the amount of the Restructured Credit Facility. If the outstanding principal balance of the Restructured Credit Facility exceeds the borrowing base, MSF will be required to make additional prepayments or cause additional eligible receivables to be transferred to MSF for inclusion in the borrowing base, in either case in an amount sufficient to eliminate the excess. The Restructured Credit Facility will be secured by a first priority security interest in all of MSF's assets. If, upon termination of the Restructured Credit Facility, any balance remains outstanding, MSF has agreed to pay the MSF Lenders a refinancing fee equal to five percent of the outstanding balance on such date. In addition, MSF has agreed to pay to the MSF Lenders a $350,000 fee on the earlier of the full repayment of the Restructured Credit Facility, the termination of the Restructured Credit Facility or the first anniversary of the closing date of the Merger.

         Effectiveness of the Restructured Credit Facility is subject to the following conditions: (i) consummation of the Merger; (ii) receipt of all necessary consents and approvals from all third parties for the consummation of the Merger and the execution of the amendments to the MSF Revolving Credit; and
(iii) receipt of all necessary consents and approvals from Search's existing lenders and of any reasonably required intercreditor agreements.

                              THE MERGER AGREEMENT

         The following summarizes the material terms of the Merger Agreement, which is attached hereto as Annex A and incorporated by reference herein. Stockholders of Search and MSF are urged to read the Merger Agreement in its entirety for a more complete description of the terms of the Merger.

EXCHANGE OF SHARE CERTIFICATES

         As promptly as practicable after the Effective Time, Search will send to each stockholder of record of MSF as of the Effective Time a Letter of Transmittal and other transmittal materials for use in exchanging certificates of MSF Common Stock for certificates of Search Common Stock. The transmittal materials will contain information and instructions with respect to the surrender of MSF Common Stock certificates in exchange for new certificates representing Search Common Stock and cash in payment for any fractional shares resulting from the exchange. Certificates should not be surrendered until the Letter of Transmittal is received. Pending delivery to Search of MSF Common Stock certificates, any dividends on the Search Common Stock to be issued as a result of the Merger that are payable prior to the delivery of such certificates will be held by Search. Such dividends will be paid, without interest, to the persons entitled thereto upon delivery of such MSF Common Stock certificates to Search.

         Fractional shares of Search Common Stock will not be issued in the Merger. Instead, each stockholder of MSF who would otherwise be entitled to a fractional share will receive, at the option of Search, cash equal to (i) the product of such fraction multiplied by the Average Search Trading Price or (ii) the proceeds of any sale of such fractional share which shall be made by the Exchange Agent, as agent of the holder. If Search elects to have the Exchange Agent sell such fractional shares, Search shall pay all brokers' commissions associated with such sales.

TREATMENT OF MSF STOCK OPTIONS

         At the Effective Time, each outstanding option to purchase shares of MSF Common Stock under the MSF Plans will become fully exercisable and will be assumed by Search. Each MSF option assumed by Search under the Merger Agreement will continue to have, and be subject to, the same terms and conditions set forth in the MSF Plan immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Search Common Stock equal to the product of the number of shares of MSF Common Stock that were purchasable under such option multiplied by the Exchange Ratio, rounded up or down to the nearest whole number of shares of Search Common Stock, and (ii) the per share exercise price for the shares of Search Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of MSF Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

BUSINESS OF MSF PENDING THE MERGER

         Pending the consummation of the Merger, subject to the limitations of a budget approved by the MSF Lenders, and except as expressly required or permitted by the Merger Agreement or as otherwise consented to or approved in advance by Search in writing, MSF has agreed that MSF and its subsidiary will, among other things, (a) conduct their business in the ordinary course and in a manner consistent with past practice as in effect between July 1, 1996 and December 31, 1996 and not introduce any new method of management, operation or accounting, (b) use commercially reasonable efforts to preserve substantially intact their business organization, to keep available the services of their current officers, employees and consultants and to preserve their current relationships with customers, suppliers, lenders and other persons with which they have significant business relations, (c) maintain their respective properties and facilities, including those held under leases, in as good working order and condition as at present, ordinary wear and tear excepted, (d) perform in a timely manner all of their obligations under the Merger Agreement, all related documents and all other material agreements relating to or affecting any of their respective assets, (e) keep in full force and effect present insurance policies or other comparable insurance coverage, (f) use all commercially reasonable efforts to maintain and preserve the goodwill associated with their respective businesses, and their respective relationships with customers and others having business relations with them, (g) maintain compliance with all material permits and laws, (h) maintain present debt and lease instruments and not enter into new or amended debt or lease instruments, and (i) inform Search immediately if any event occurs that may have a material adverse effect upon MSF and its subsidiary, taken as a whole.

         In addition, MSF has agreed that MSF and its subsidiary will not take any of the following actions without the prior written consent of Search: (a) amend any of their respective Certificates of Incorporation or Bylaws; (b) (i) declare or pay any dividend, or make any other distribution in respect of any of their respective stock, (ii) split, combine or reclassify any of their respective capital stock, (iii) issue or authorize the issuance of any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, or (iv) purchase, redeem or otherwise acquire or retire for value any shares of their respective stock except that MSF may issue shares of MSF Common Stock pursuant to options outstanding on the date of the Merger Agreement and pursuant to the MSF Plan; (c) incur or agree to incur any indebtedness other than under its existing loan agreement or make any significant capital expenditures, enter into any other contract or commitment involving a significant expenditure, or guarantee any indebtedness of a third party; (d) except in the ordinary course of business consistent with past practice, (i) increase the compensation payable or to become payable to any officer, director, stockholder, employee or agent, (ii) make any bonus or management fee payment to any such person, (iii) make any loans or advances to any person other than travel or entertainment advances in the ordinary course of business to employees and directors, (v) grant, or enter into any agreement providing for, any severance or termination pay or (vi) in any other manner increase the compensation payable, or fringe benefits provided, to any of such persons; (e) directly or indirectly make or cause to be made any payment to an affiliate in excess of the amount or terms of previous payments made in accordance with past practice or enter into any new agreement with any affiliate; (f) create or assume any mortgage, pledge or other lien or encumbrance upon any assets or properties except in the ordinary course of business; (g) sell, assign, lease, pledge or otherwise transfer or dispose of any property or equipment, except in the ordinary course of business consistent with past practice; (h) acquire or negotiate for the acquisition of (by merger, consolidation, purchase of a substantial portion of assets or otherwise), any business or the start-up of any new business, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to MSF and its subsidiary taken as a whole; (i) merge or consolidate or agree to merge or consolidate with or into any other corporation; (j) waive any material rights or claims; (k) commit a breach (or take any action that with notice or the passage of time, or both, would cause a breach) of, or amend or terminate, any agreement, permit, license or other right; (l) enter into (i) any material contracts or (ii) any other transaction outside the ordinary course of business consistent with past practice or prohibited under the Merger Agreement; or (m) either (i) commence a lawsuit other than for routine collection of finance contracts or (ii) settle or compromise any pending or threatened litigation which would result in a material adverse effect upon MSF and its subsidiary, taken as a whole.

         If MSF wishes to take any action otherwise prohibited by the Merger Agreement, it must notify Search in writing of its intended prohibited action, provide Search with a justification for the taking of such action and request Search's consent to such prohibited action. Search will have two business days from receipt of such notice and information it may reasonably request regarding such prohibited action to consent to or deny such request. If Search does not respond to MSF's request by the end of such time period, Search will be deemed to have consented to such action.

SEARCH MANAGEMENT ASSISTANCE

         MSF has agreed to (i) cause its President to consult with Search's President and Chief Executive Officer or Senior Executive Vice President, Operations Director (the "Search Senior Executives") regarding MSF's day-to-day operations, (ii) allow the Search Senior Executives and certain other senior executives of Search to observe and participate in the day-to-day operations of MSF, (iii) allow Search to monitor and evaluate MSF's collection activities, policies and procedures, and (iv) implement those collection policies, procedures and practices as are agreed upon by MSF's President and either of the Search Senior Executives. MSF has also agreed not to change its existing policies and procedures or to implement any new policies and procedures without the prior written approval of one of the Search Senior Executives. Search and MSF have agreed that MSF's President and the Search Senior Executives will cause an analysis of MSF's portfolio of owned motor vehicle installment sales contracts to be conducted to determine the amount of any additional reserves or charges to be recognized prior to the Effective Time.

         For Search's assistance as described above and in more detail in the Merger Agreement, MSF has agreed to pay Search a fee of $100,000 per month. Payment of this fee will not be taken into account in determining whether adjustment of the Per Share Amount and the maximum and minimum Exchange Ratios is required. See "The Merger--Prior Adjustments to Per Share Amount and Exchange Ratio."

SOLICITATION OF OTHER PROPOSALS

         Pending the consummation of the Merger or termination of the Merger Agreement in accordance therewith, neither MSF nor its subsidiaries will, directly or indirectly, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition of all or any material portion of the assets of, or any equity interest in MSF, its subsidiary or any Securitization Trust, or any merger, consolidation, share exchange, business combination or other similar transaction with MSF, its subsidiary or any Securitization Trust, or participate in discussions or negotiations regarding, or provide any information to any person with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.
Notwithstanding the foregoing, MSF is not prohibited from (a) participating in discussions or negotiations with, or furnishing information to, any person or entity that submits an unsolicited written acquisition proposal to the MSF Board pursuant to a confidentiality agreement substantially similar to that then in effect between MSF and Search, if the MSF Board, after consultation with its independent legal and financial advisors and taking into consideration the advice of such advisors, determines in good faith that such action is required for the MSF Board to comply with its fiduciary duties to stockholders imposed by Delaware law. MSF shall advise Search orally and in writing of any request for information or acquisition proposal, or any inquiry with respect to or which could result in an acquisition proposal, the material terms and conditions of such request, acquisition proposal or inquiry, and the identity of the person making the same, and shall keep Search apprised of related developments.

CONDITIONS TO THE MERGER

         Consummation of the Merger is subject to the satisfaction or waiver of various conditions, including (i) the approval and adoption of the Merger Agreement and the Merger by the requisite votes of the stockholders of MSF and Search, (ii) the absence of any restrictive court orders or any other legal restraints or prohibitions, and of any governmental proceedings, preventing the consummation of the Merger, and the absence of any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal,
(iii) the representations and warranties of Search and MSF being true and correct in all material respects on and as of the Effective Time, (iv) Search and MSF having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time, (v) the receipt of evidence by Search and MSF from the other party that such party has obtained all necessary third party consents, (vi) the receipt by Search of accountants' "cold comfort" letters with respect to the financial statements of MSF and its subsidiary and certain other matters, (vii) the execution by MSF, Search and the MSF Lenders of agreements with respect to the Restructured Credit Facility,
(viii) the receipt by Search and MSF of the updated tax opinion of Haynes and Boone, (ix) the continued effectiveness of the Stockholders Agreement, (x) the continued effectiveness of the Registration Statement, and (xi) the absence of any pending or threatened litigation against Search, MSF or their respective officers or directors that could have a material adverse effect on Search or MSF. Although the Merger Agreement permits waiver of each of the foregoing conditions, certain conditions are required to be satisfied by applicable law, rules or regulation, including items (i), (ii) and (x) in the foregoing sentence. Search and MSF will reschedule the Meetings and resolicit votes from their respective stockholders if the companies determine to waive receipt of the updated tax opinion of Haynes and Boone.

TERMINATION; AMENDMENT

         The Merger Agreement may be terminated and the Merger may be abandoned prior to the Effective Time, either before or after its approval by the stockholders of MSF and Search, under the circumstances specified therein, including (i) by mutual written consent duly authorized by the Boards of Directors of Search and MSF; (ii) by either Search or MSF, if the Merger shall not have been consummated by August 15, 1997 and if the terminating party has not caused the failure of the Merger to be consummated on or before such date by its own willful failure to fulfill any of its material obligations under the Merger Agreement; (iii) by Search, if (1) there has been a breach by MSF of any of its representations and warranties under the Merger Agreement or (2) there has been a willful breach on the part of MSF of any of its covenants or agreements contained in the Merger Agreement such that the conditions set forth in Articles 2 and 6 of the Merger Agreement will not be satisfied, and, in both cases, such breach has not been promptly cured after notice to MSF; (iv) by MSF, if (1) there has been a breach by Search or Merger Sub of any of their respective representations and warranties under the Merger Agreement or (2) there has been a willful breach on the part of Search or Merger Sub of any of their respective covenants or agreements contained in the Merger Agreement such that the conditions set forth in Articles 2 and 6 of the Merger Agreement will not be satisfied, and, in both cases, such breach has not been promptly cured after notice to Search and Merger Sub; (v) by either Search or MSF, if there is a final non- appealable order in effect preventing consummation of the Merger or there is any action taken, or any law or order enacted or promulgated, by any governmental authority which would make consummation of the Merger illegal; (vi) by Search, if the MSF Board shall have withdrawn, modified or changed its recommendation of the Merger Agreement or the Merger in a manner adverse to Search or shall have resolved to do so, the MSF Board shall have recommended to the stockholders of MSF any merger, consolidation, share exchange, business combination or other similar transaction (other than the Merger), or any sale, lease or other disposition of 25% or more of the assets of MSF and its subsidiary, or the acquisition by any person or group of beneficial ownership of 50% or more of the shares of MSF Common Stock (a "Business Combination Transaction"), or a tender offer or exchange offer for fifty percent (50%) or more of the outstanding MSF Common Stock is commenced and the MSF Board fails to recommend against acceptance of the tender offer or exchange offer; (vii) by Search, if Section 262 of the Delaware Law is applicable to the Merger and more than 10% of the MSF Common Stock issued and outstanding immediately prior to the Effective Time shall constitute dissenting shares; (viii) by MSF, if the Board of Directors of Search shall have withdrawn its recommendation of approval of the issuance of additional shares of Search Common Stock pursuant to the Merger or shall have resolved to do so; (ix) by MSF, if, in the exercise of its good faith judgment as to its fiduciary duties under the Delaware Law, the MSF Board of Directors in good faith determines (after consultation with its financial advisers and Delaware counsel and duly considering the written advice of such legal counsel) that such termination is required by such fiduciary duties by reason of a proposal that either constitutes a Business Combination Transaction or may reasonably be expected to lead to a Business Combination Transaction (a "Business Combination Transaction Proposal"); (x) by either Search or MSF, if the stockholders of MSF or Search shall have failed to approve and adopt the Merger Agreement and the Merger; and
(xi) by Search if either MSF or its subsidiary shall have filed a petition for liquidation or re-organization in bankruptcy, or have become the subject of an involuntary bankruptcy petition, which involuntary petition is not rejected by a court having jurisdiction over such proceedings within 30 days of the filing thereof.

         The Merger Agreement may be amended by an agreement in writing among the parties thereto at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of MSF, no amendment may be made which would reduce the amount or change the type of consideration into which each share of MSF Common Stock will be converted upon consummation of the Merger.

FEES AND EXPENSES

         Except as described below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

         Search and MSF will share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of this Joint Proxy Statement/Prospectus, and any amendments or supplements thereto. MSF has agreed to pay Search a fee (the "Search Fee") of $700,000 in immediately available funds, which amount is inclusive of all expenses, if (i) the Merger Agreement is terminated by Search as described in clause (vi) or by MSF as described in clause (ix) under "--Termination; Amendment" above, in which case the Search Fee will be paid on the business day immediately following such termination, or (ii) the Merger Agreement is terminated as a result of the failure of the stockholders of MSF to approve the Merger and a proposal for a Business Combination Transaction Proposal shall have been made prior to such termination, and any Business Combination Transaction involving MSF is thereafter consummated within 18 months of such termination, in which case the Search Fee will be paid on the business day immediately following such consummation. Search will be entitled to receive its expenses in immediately available funds in the event that this Agreement is terminated by Search as described in clauses (iii) and (vi) or by MSF as described in clause (ix) under "--Termination; Amendment" above.

         Search has agreed to pay MSF a fee (the "MSF Fee") of $250,000 in immediately available funds, which amount is inclusive of all expenses, if the Merger Agreement is terminated by MSF as described in clause (viii) under "--Termination; Amendment" above; provided, that Search will not be obligated to pay any or all of the MSF Fee if Search's stockholders do not approve the adoption of the Merger Agreement and the Merger.

                           THE STOCKHOLDERS AGREEMENT

         The following paragraphs summarize, among other things, the material terms of the Stockholders Agreement, which is filed as an exhibit to the Registration Statement.

AGREEMENT TO VOTE

         The Stockholders Agreement provides, among other things, that, at any meeting of stockholders of MSF or in connection with any written consent of stockholders, each Principal Stockholder shall vote (or cause to be voted) during the time the Stockholders Agreement is in effect, the shares of MSF Common Stock held of record or beneficially by such Principal Stockholder, as follows:

         (1) In favor of the Merger, the adoption, execution and delivery by MSF of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof;

         (2) Against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of MSF under the Merger Agreement;

         (3) Except as otherwise agreed to in writing by Search, against any of the following actions (an "Alternate Transaction"): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving MSF its subsidiary; (ii) a sale, lease or transfer of a material amount of assets of MSF or its subsidiary or a reorganization, recapitalization, dissolution or liquidation of MSF, its subsidiary; or any Securitization Trust, or a reorganization, recapitalization, dissolution or liquidation of MSF or its subsidiary, or any purchase or redemption of MSF Common Stock, from the Principal Stockholder or any other Principal Stockholder; and

         (4)     Against (i) any change in the majority of the MSF Board; or
(ii) any material change in the present capitalization of MSF, any amendment to MSF's Restated Certificate of Incorporation; or (iii) any other material change to MSF's corporate structure or business.

         In addition, each Principal Stockholder has granted to, and appointed, Merger Sub and an officer of Merger Sub as such Principal Stockholder's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the shares of MSF Common Stock in accordance with the provisions of the Stockholders Agreement.

COVENANTS OF THE STOCKHOLDERS

         During the term of the Stockholders Agreement, each Principal Stockholder has agreed not to (i) solicit, initiate or encourage (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person (other than Search or any affiliate of Search) with respect to MSF or any Securitization Trust that constitutes or could reasonably be expected to lead to an Alternate Transaction , and, if any Principal Stockholder receives any such inquiry or proposal, then such Principal Stockholder shall promptly inform Search of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it, and each Principal Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing, or (ii) (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Principal Stockholder's shares of MSF Common Stock or any interest therein, (b) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any shares of MSF Common Stock into a voting trust or enter into a voting agreement with respect to any shares of MSF Common Stock, or (c) take any action that would make any representation or warranty of such Principal Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Principal Stockholder from performing such Principal Stockholder's obligations under the Stockholders Agreement. Each Principal Stockholder has agreed to cause MSF to comply with its non-solicitation covenant set forth in the Merger Agreement. See "The Merger Agreement--Solicitation of Other Proposals." Each Principal Stockholder will exercise such rights as it has as a stockholder of MSF and will cause its representative on the MSF Board to exercise such rights as they have as Directors of MSF to cause MSF to observe and perform all of its other covenants and obligations under the Merger Agreement in a timely manner.

         Prior to two years after the Effective Time, no Principal Stockholder shall, directly or indirectly, (i) solicit or attempt to induce any employee of Search or MSF to leave the employment of either such employer, or (ii) solicit or otherwise encourage any customer, client, borrower, lender, supplier, vendor, or dealer of MSF, Search or any subsidiary of Search or MSF to cease or discontinue doing business with either MSF or Search or any subsidiary of Search or MSF.

TRANSFER RESTRICTIONS; REGISTRATION RIGHTS

         Each of the Principal Stockholders has agreed that it will not transfer or permit any transfer of all or part of the Search Common Stock received by the Principal Stockholder pursuant to the Merger for a period of 180 days from and after the Effective Time (the "Lock-Up Period"). The Principal Stockholders have also acknowledged that, as affiliates of MSF and/or Search, they may not transfer, or make any offer or agreement to transfer, any shares of Search Common Stock that they acquire in connection with the Merger except (i) in a transaction permitted pursuant to Rule 145 promulgated under the Securities Act or (ii) pursuant to a valid registration statement under the Securities Act. Search has agreed that from and after the end of the Lock-Up Period and for so long as necessary in order to permit each Principal Stockholder to sell the Search Common Stock held by it pursuant to Rule 145, Search will use its reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to the Exchange Act and the rules and regulations thereunder.

         Search has agreed to provide certain registration rights to the Principal Stockholders. At any time after the end of the Lock-Up Period, any Principal Stockholder that is subject to Rule 145 in respect of the Search Common Stock acquired by such Principal Stockholder pursuant to the Merger, or holds at least 5% of the issued and outstanding shares of Search Common Stock, may request registration of some or all of such Principal Stockholder's shares of Search Common Stock for offer and sale under the Securities Act. The Principal Stockholders collectively will be entitled to request one such registration. In addition, beginning with the end of the Lock-Up Period and continuing until such time as a Principal Stockholder is either no longer subject to Rule 145 or owns less than 5% of the issued and outstanding shares of Search Common Stock, at any time that Search intends to file a registration statement under the Securities Act for purposes of a public offering (excluding registration statements relating to employee benefit plans and corporate reorganizations), Search is required to provide such Principal Stockholder with at least 20 days notice of the filing of such registration statement and to allow such Principal Stockholder an opportunity to include in the registration statement all or part of such stockholders' Search Common Stock. If Search receives a proper demand for registration, Search is required, within 15 days after receipt of such demand, to notify the requesting Principal Stockholder in writing of Search's intent to proceed to do one of the following: (i) proceed with the filing of the registration statement within 30 days from the date of such notice, (ii) if Search reasonably concludes that the filing of a registration statement would require disclosure of material information which Search has a bona fide business purpose for preserving confidential, Search shall so notify the requesting Stockholder and may delay the registration but, in any event, shall file the registration statement within 60 days from the date of such notice; or (iii) in lieu of proceeding with the registration, Search shall have the right to purchase, or cause a third party designated by Search to purchase, all, but not less than all, of the Principal Stockholders' Search Common Stock identified in the demand registration request. The purchase price shall be in cash and in an amount agreed to by the parties and such purchase must be consummated within 30 days from the date of such notice. If, however, the parties are unable to agree on the purchase price within 15 days from the date of notice, Search must proceed to register the securities under clauses (i) or (ii) above.

STANDSTILL COVENANTS

         Until the earlier of (i) two years after the Effective Time or (ii) when the amount of Search Common Stock owned by the Principal Stockholder is less than 5% of all the issued and outstanding Search Common Stock, each Principal Stockholder has agreed, for itself and its affiliates, not to engage in certain proscribed actions, either alone or in concert with others, including the following: (a) acquire, directly or indirectly, any additional securities of Search other than Search Common Stock which such Principal Stockholder acquires pursuant to the Merger or which Search issues to an affiliate as part of an employment or other arrangement with Search or Merger Sub; (b) make or in any way participate in, directly or indirectly, any solicitation of proxies; (c) take any action to form, join or in any way participate in a "group," within the meaning of Section 13(d)(3) of the Exchange Act; (d) vote its shares for the election of any director to the Search Board not approved by management of Search; (e) publicly propose any transaction with respect to Search or any Search affiliate, including but not limited to a tender offer for voting securities of Search; (f) solicit, encourage, entertain or discuss with any person any proposal with respect to Search or any Search affiliate, including but not limited to a business combination or other transaction with, or a change of control of, Search or any Search affiliate; (g) make, solicit, encourage, discuss or participate in a tender offer for or exchange offer for any Search securities; (h) acquire, offer to acquire or agree to acquire, directly or indirectly, all or a substantial portion of the assets of Search and/or any Search affiliate; (i) arrange, or in any way participate in or encourage, directly or indirectly, any financing for the purchase, exchange, acquisition or transfer of any assets of Search or any Search affiliate; (j) call, or seek to call, any meeting of Search's stockholders, noteholders, securities holders and/or other creditors; (k) announce any intention to do or enter into any agreement with any other person to do any of the proscribed actions; or (l) communicate with any of Search's creditors regarding Search or any Search affiliate, file or initiate the filing of any bankruptcy petition against Search or any Search affiliate or take any other action which has a material negative effect on Search's financial condition.

INDEMNIFICATION; ESCROW ARRANGEMENTS

         Each Principal Stockholder has agreed to indemnify Search, Merger Sub and the Surviving Corporation from certain liabilities and losses. To secure this indemnification obligation, the Principal Stockholders have agreed to place that number of shares of Search Common Stock to be delivered to them pursuant to the Merger Agreement having a value, based upon the Average Search Trading Price, equal to $2,500,000 into an escrow fund (the "Escrow Fund") to be held pursuant to the terms of an Escrow Agreement, the form of which is filed as an exhibit to the Registration Statement. The portion of the Escrow Fund to be delivered for the account of each Principal Stockholder will be equal to the ratio that the Merger consideration received by that Principal Stockholder bears to the aggregate Merger consideration received by all the Principal Stockholders. Commencing 12 months from the Effective Time and continuing every six months thereafter, the escrow agent will transfer to the Principal Stockholders, pro rata, an amount equal to 25% of the original number of shares of Search Common Stock constituting the Escrow Fund not reserved for any indemnification claims. If Search, acting in a commercially reasonable manner, believes it is necessary to increase the size of the Escrow Fund prior to the Merger based on the likelihood or magnitude of liabilities, losses and other claims for which it is entitled to indemnification by the Principal Stockholders, it may request the Principal Stockholders to increase the Escrow Fund by up to $1,000,000. If the Principal Stockholders agree to the proposed increase, additional Search Common Stock will be contributed to the Escrow Fund at the Effective Time. If they are unable to agree with Search as to the amount of the increase, the parties may submit the disagreement to arbitration in accordance with the terms of the Stockholder Agreement.

         To secure the representation that MSF will receive an income tax refund of $6,300,000, the Principal Stockholders have agreed to place that number of shares of Search Common Stock to be delivered to them pursuant to the Merger Agreement having a value, based upon the Average Search Trading Price, equal to $2,300,000 into a tax holdback fund to be held by the escrow agent pursuant to the Escrow Agreement (the "Tax Holdback Fund"). The portion of the Tax Holdback Fund to be delivered for the account of each Principal Stockholder will be equal to the ratio that the Merger consideration received by that Principal Stockholder bears to the aggregate Merger consideration received by all of the Principal Stockholders. Shares of Search Common Stock held in the Tax Holdback Fund will be released from escrow quarterly in proportion to the amount of income tax refunds received by MSF or the Surviving Corporation over $4,000,000. Upon receipt by the Surviving Corporation of the full $6,300,000 of income tax refunds, the escrow agent will make the final distribution; provided, however, that if any portion of the income tax refund has not been received by the first anniversary of the closing of the Merger, unless such date has been extended or accelerated by mutual agreement, all the remaining Search Common Stock held in the Tax Holdback Fund on that date will revert to Search. Any income tax refund received after such reversion will be paid to the Principal Stockholders in either cash or Search Common Stock.

TERMINATION

         The Stockholders Agreement and the obligations of each Principal Stockholder thereunder will terminate on the first to occur of (a) termination of the Merger Agreement in accordance with its terms (the "Termination Date") or (b) if the Merger is consummated, the third anniversary of the Effective Time. Notwithstanding the foregoing, (a) the standstill covenants will terminate on the earlier of (i) two years after the Effective Time, or (ii) as to any Principal Stockholder, when the amount of Search Common Stock which that Principal Stockholder owns is less than five percent (5%) of all of the issued and outstanding Search Common Stock, and (b) the provisions relating to the indemnification and escrow arrangements will terminate upon full distribution of the Escrow Fund pursuant to the terms of the Stockholder Agreement and the Escrow Agreement.

               PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

         The Merger will be accounted for under the "purchase" method of accounting which requires the purchase price to be allocated to the acquired assets and liabilities of MSF on the basis of their estimated fair values as of the date of acquisition. Consequently, upon consummation of the Merger, the combined company will establish a new accounting and reporting basis for the acquired assets and liabilities which will be reflected in the future consolidated financial statements of Search. The following pro forma combined condensed balance sheet and statements of income (collectively, the "Pro Forma Financial Information") present the combined historical financial statements of Search and MSF adjusted to give effect to the Merger on a pro-forma purchase accounting basis. The unaudited Pro Forma Combined Condensed Balance Sheet at March 31, 1997 was prepared based upon the respective consolidated balance sheets of MSF and Search at March 31, 1997, as if the acquisition of MSF had occurred on March 31, 1997. The unaudited Pro Forma Combined Condensed Statements of Income give effect to the acquisition as if it occurred on April 1, 1996 and includes adjustments directly attributable to the acquisition and expected to have a continuing impact on the combined company. The unaudited Pro Forma Combined Condensed Statements of Income were prepared based upon the audited consolidated statements of income of MSF for the fiscal year ended December 31, 1996 and of Search for the fiscal year ended March 31, 1997. Because the Pro Forma Financial Information has been prepared based on estimated fair values, amounts actually recorded may change upon determination of the total purchase price and additional analysis of individual assets and liabilities assumed.

         The Pro Forma Financial Information and related notes are provided for informational purposes only. The Pro Forma Financial Information presented is not necessarily indicative of the consolidated financial position or results of operations of Search as they may be in the future or as they might have been had the Merger been effected on the assumed dates. The Pro Forma Financial Information should be read in conjunction with the historical consolidated financial statements of Search, and the related notes thereto, presented in Annex E to this Joint Proxy Statement/Prospectus, and the historical consolidated financial statements of MSF, and the notes related thereto, presented in Annex D to this Joint Proxy Statement/Prospectus. See "Consolidated Financial Statements of MSF."

         The unaudited Pro Forma Condensed Financial Information reflects preliminary purchase accounting adjustments. Estimates relating to the fair value of certain assets, liabilities and other items have been made as more fully described in the Notes to the unaudited Pro Forma Condensed Financial Information. While Search's management has made an initial appraisal and evaluation of MSF's financial condition as of the date of execution of the Merger Agreement, final purchase adjustments, which may include adjustments to additional assets, liabilities and other items, will be made on the basis of the final appraisals and evaluations of MSF's financial condition as of the Effective Time and, therefore, will differ from those reflected in the unaudited Pro Forma Condensed Financial Information. Any variations of the Average Search Trading Price between $5.88 and $4.35, which would result in variations of the Exchange Ratio within the range of 0.28 to 0.37, will not have a significant impact upon the value of Search Common Stock to be issued to the stockholders of MSF in the Merger. The unaudited Pro Forma Condensed Financial Information assumes that the Exchange Ratio is 0.37. See "The Merger--Terms of the Merger."

         The unaudited Pro Forma Condensed Consolidated Statements of Income and explanatory notes presented also show the impact on the historical results of operation of Search of the acquisition of the assets and business of Dealers Alliance Credit Corp. ("DACC") completed as of August 2, 1996 (the "DACC Acquisition"). The DACC Acquisition is reflected net of pro forma adjustments in the unaudited Pro Forma Condensed Consolidated Statements of Income as if it had occurred on April 1, 1996. Because the DACC Acquisition was closed prior to March 31, 1997, it is reflected in the Search historical balance sheet at March 31, 1997.

         The combined company expects to achieve certain benefits from the Merger including operating cost savings and revenue enhancements. The pro forma earnings, which do not reflect any direct costs, potential savings or revenue enhancements which are expected to result from the consolidation of operations of Search and MSF, are not indicative of the results of future operations. No assurances can be given with respect to the ultimate level of expense savings and revenue enhancements to be realized.

                                 SEARCH AND MSF
            PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                  (Unaudited)



                                                 At March 31, 1997                     At March 31, 1997
                                                    Historical                                 Pro Forma
                                            --------------------------           ---------------------------
                                              Search             MSF             Adjustments        Combined
                                              ------             ---             -----------        --------
ASSETS
Gross contracts receivable                  $ 62,325           $ 97,972 (c)                         $160,297
Unearned interest                            (10,636)           (25,169)(c)                          (35,805)
Amounts due under securitizations                 --              7,580 (c)                            7,580
                                            --------           --------                             --------
Net contracts receivables                     51,689             80,383                              132,072
Allowance for losses                          (5,854)            (6,364)                             (12,218)
Net loan origination costs                     1,473                 --                                1,473
                                            --------           --------                             --------
Net contracts receivable - after allowance
   for credit losses & other costs            47,308             74,019                              121,327

Cash and cash equivalents                     12,249              4,296                               16,545
Vehicles held for resale                       1,196              3,048                                4,244
Property and equipment, net                    1,608              1,497                                3,105
Intangibles, net                               6,252                 --           $  1,268 (a)         7,520
Other assets, net                                910              8,155                 --             9,065
                                            --------           --------           --------          --------
                                            $ 69,523           $ 91,015           $  1,268          $161,806
                                            ========           ========           ========          ========

LIABILITIES AND STOCKHOLDERS EQUITY:
Lines of credit                             $ 23,715           $     --                             $ 23,715
Note payable                                   9,596             71,442                               81,038
Accrued settlements                              540                 --                                  540
Accounts payable and other liabilities         2,760              2,410           $    750 (b)         5,919
Subordinated note payable                      5,000                 --                 --             5,000
Accrued interest                                 271                 --                 --               271
Redeemable warrants                            1,035                 --                 --             1,035
                                            --------           --------           --------          --------
  Total liabilities                           42,916             73,852                750           117,518

Stock repurchase commitment                    2,078                 --                                2,078
                                            --------           --------           --------          --------

Convertible preferred stock                      201                 --                                  201
Common stock                                     252                 11                (11)(b)           292
                                                                                        39 (b)
Additional paid in capital                    78,047             27,660            (27,660)(b)        95,690
                                                                                    17,642 (b)
Unrealized gain on securities
   available for sale                             --                450               (450)(b)            --
Accumulated deficit                          (52,760)            (8,684)             8,684 (b)       (52,761)
Treasury stock                                    --             (2,274)             2,274 (b)            --
                                            --------           --------           --------          --------
  Total stockholders' equity                  25,740             17,163                518            43,422
  Notes receivable - stockholders             (1,212)                --                --             (1,212)
                                            --------           --------           --------          --------
  Net stockholders' equity                    24,528             17,163                518            42,210
                                            --------           --------           --------          --------

      Total                                 $ 69,523           $ 91,015           $  1,268          $161,806
                                            ========           ========           ========          ========

-----------------------
(a) The acquisition will be accounted for using the purchase method of accounting, and, accordingly, the purchase price will be allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The following table sets forth a preliminary determination and allocation of the purchase price.

                                                                            (in thousands)
         Merger exchange of shares and options (Per Share Amount
            of $1.63 times 10,431,010 outstanding shares of MSF
            Common Stock plus the value associated with assumed
            options of $678,000)                                                 $17,681
         Assumption of MSF debt                                                   73,852
         Transaction costs and expenses                                              750
                                                                                 -------
         Pro forma purchase price                                                $92,283
                                                                                 =======

         The preliminary allocation of the pro forma purchase price is as follows:

         Net receivables after allowance and amounts due under
            securitizations                                                      $74,019
         Cash and cash equivalents                                                 4,296
         Inventory                                                                 3,048
         Property, plant and equipment, net                                        1,497
         Other assets                                                              8,155
                                                                                 -------
         Identifiable assets                                                     $91,015
                                                                                 =======
         Cost in excess of fair value of net assets acquired                     $ 1,268
                                                                                 =======

         The allocation of the purchase price noted above is preliminary based on information as of May 28, 1997. Any potential claims which may arise from the Merger will be included in the final purchase price allocation.

         The excess of cost over the fair value of net assets acquired of $1,268,000 includes both identifiable and unidentifiable intangible assets. As of June 13, 1997, the final valuation of intangible assets had not been made. Search will have the final values assigned upon completion of its evaluations and due diligence process. The identifiable intangible assets will be capitalized and amortized over a period not to exceed the estimated useful lives of the assets. Generally, Search believes that the values assigned will be allocated to the existing dealer network and the customer list of MSF which Search will acquire in the Merger. Search estimates that the average term for amortizing these assets will be 10 years.

(b) The following table describes the adjustments to the pro forma balance sheet:

                                                                                        (in thousands)
         Estimated accrued transaction costs and expenses                                       $750
         Elimination of MSF Common Stock                                                         (11)
         Search Common Stock issued (3,859,000 x $0.01)                                           39
         Elimination of MSF paid in capital                                                  (27,660)
         Search paid in capital ($17,003,000 - $39,000 + $678,000)                            17,642
         Elimination of MSF unrealized gain on sale of securities                               (450)
         Elimination of MSF accumulated deficit                                                8,684
         Elimination of MSF treasury stock                                                     2,274
                                                                                            --------
         Cost in excess of fair value of net assets acquired                                $  1,268
                                                                                            ========


(c) Gross contracts receivables include only installment contracts receivable owned by MSF. All installment contracts receivable held under MSF's Securitization Trusts are shown as net amounts due under securitizations.

                                 SEARCH AND MSF
       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In Thousands, Except Per Share Data)
                                  (Unaudited)


                                                                                   Fiscal Year         DACC          Fiscal Year
                                         Search Fiscal    MSF Fiscal                  Ended       Operations for        Ended
                                          Year Ended      Year Ended             March 31, 1997   Period Between   March 31, 1997
                                        March 31, 1997  Dec. 31, 1996               Pro Forma   April 1, 1996 and    Pro Forma
                                          Historical      Historical   Adjustments   Combined     August 2, 1996      Combined
                                          ----------      ----------   -----------   --------     --------------       --------
Interest revenue                           $ 10,004        $  14,909                 $ 24,913         $ 2,240          $ 27,153
Other interest income                            --               70                       70             --                 70
Interest expense                             (2,306)          (5,371)                  (7,677)           (984)           (8,661)
                                           --------        ---------                 --------         -------          --------
     Net interest income                      7,698            9,608                   17,306           1,256            18,562

Reduction of (provision for)
       credit losses                          7,017          (25,903)                 (18,886)         (6,800)          (25,686)
                                           --------        ---------                 --------         -------          --------
     Net interest income (loss)
       after provision                       14,715          (16,295)                  (1,580)         (5,544)           (7,124)

Other income                                     --            4,750                    4,750              --             4,750
General and administrative expense          (13,392)         (15,104)     $(127)(d)   (28,623)         (1,946)          (30,569)
Settlement expense                              (40)                         --            --             (40)              (40)
                                           --------        ---------      -----      --------         -------          --------
     Net income (loss) before dividends
       and taxes                              1,283          (26,649)      (127)      (25,493)         (7,490)          (32,983)

Income tax benefit                               --            4,635         --         4,635             --              4,635
Preferred stock dividends                    (6,154)              --         --        (6,154)            --             (6,154)
                                           --------        ---------      -----      --------         -------          --------
     Net income (loss) to common
       stockholders                        $ (4,871)       $ (22,014)     $(127)     $(27,012)        $(7,490)         $(34,502)
                                           ========        =========      =====      ========         =======          ========

Net income (loss) per share of
       common stock                        $  (1.45)                                 $  (3.75)                         $  (4.74)
                                           ========                                  ========                          ========

Weighted average common and
       common equivalent shares
       outstanding                            3,366 (a)                   3,859 (b)     7,225              59 (c)         7,284
                                           ========                       =====      ========         =======          ========

------------------------
(a)      Restated to reflect the 1-for-8 reverse stock split.
(b) Represents the estimated number of shares of Search Common Stock to be issued in the Merger based on an assumed Exchange Ratio of 0.37.
(c) Represents adjustment to calculation of weighted average common and common equivalent shares outstanding assuming shares issued in the DACC acquisition were outstanding from April 1, 1996.
(d) Represents amortization of net intangible assets ($1,268,000) over a 10-year period.

                      DESCRIPTION OF SEARCH CAPITAL STOCK

         As of the date of this Joint Proxy Statement/Prospectus, the authorized capital stock of Search consists of 130,000,000 shares of Search Common Stock and 60,000,000 shares of preferred stock, par value $0.01 per share ("Search Authorized Preferred Stock") of Search. The following description of the Search Common Stock and Search Authorized Preferred Stock is a summary which does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Search Restated Certificate of Incorporation. For a discussion of significant differences between Search's Restated Certificate of Incorporation and Bylaws, as amended and restated, and MSF's Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, see "Comparison of the Rights of Holders of Search Common Stock and MSF Common Stock."

COMMON STOCK

         As of the Search Record Date, there were 3,016,444 shares of Search Common Stock outstanding. As of the same date, there were outstanding various warrants and options to purchase a total of 1,176,899 shares of Common Stock. In addition, the Company is obligated to issue 146,381 shares of Search Common Stock pursuant to the settlement of certain litigation in April 1996. The Company has committed to issue warrants and options to purchase an additional 750,000 shares of Search Common Stock.

         Holders of shares of Search Common Stock are entitled to one vote per outstanding share on all matters to be voted on by stockholders. There is no cumulative voting for the election of directors. Subject to the preferences that may be applicable to any outstanding Search Authorized Preferred Stock, holders of Search Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of Search, the holders of Search Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Search Authorized Preferred Stock. Holders of Search Common Stock have no preemptive rights and have no rights to convert their Search Common Stock into any other securities. The outstanding shares of Search Common Stock are, and the Search Common Stock to be outstanding immediately following consummation of the Merger will be, validly issued, fully paid and nonassessable.

SEARCH AUTHORIZED PREFERRED STOCK

         The Search Board has the authority to cause Search to issue up to 60,000,000 shares of Search Authorized Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders of Search. The issuance of Search Authorized Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Search without further action by the stockholders of Search. The issuance of Search Authorized Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Search Common Stock or could adversely affect the rights and powers, including the voting power, of the holders of the Search Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Search Common Stock.

         In accordance with this power, Search's Board of Directors has designated and established (i) a series consisting of 400,000 shares designated as the "12% Senior Convertible Preferred Stock" (the "Search 12% Preferred Stock") and (ii) a series consisting of 30,000,000 shares designated as the "9%/7% Convertible Preferred Stock" (the "Search 9%/7% Preferred Stock").

SEARCH 9%/7% PREFERRED STOCK

         Dividends. Holders of Search 9%/7% Preferred Stock are entitled to receive, out of funds legally available therefor, non-cumulative dividends at a per annum rate of (i) $2.52 per share until March 31, 1999 ("End Date"), and
(ii) $1.96 per share after the End Date. Search is required to pay in cash the dividends accruing prior to March 15, 1997 and thereafter to the extent Delaware law or the terms and conditions of any loan agreement for a loan of $5,000,000 or more do not limit or prevent the payment by Search of cash dividends on Search 9%/7% Preferred Stock. To the extent that Search's right to pay cash dividends is limited or prevented, Search may pay the dividends in the form of Search Common Stock so long as the average closing trading price for a share of Search Common Stock is $4.00 or greater during the 20 trading day period ending five days prior to the payment of such dividend. The dividends are payable on or about the 15th day of the month following the end of each quarter to holders of record as of the last day of the calendar quarter. Search may not make any dividend or distribution (other than a dividend payable in Search Common Stock or other junior capital stock) on, or purchase or redeem, any Search Common Stock or other capital stock that ranks junior to Search 9%/7% Preferred Stock unless all accrued and unpaid dividends on Search 9%/7% Preferred Stock have been paid or declared and set aside for payment.

         Conversions. Holders of outstanding shares of Search 9%/7% Preferred Stock may elect at any time to convert their shares into shares of Search Common Stock. The conversion ratio is two shares of Search Common Stock for each share of Search 9%/7% Preferred Stock. The conversion ratio will be proportionately adjusted upon any stock dividend on Search Common Stock, any stock split, reverse stock split, stock combination or reclassification of Search Common Stock or any merger, consolidation or combination of Search with any other entity.

         Up to 50% of the outstanding shares of Search 9%/7% Preferred Stock could be mandatorily converted into shares of Search Common Stock at the option of Search, at a rate of two shares of Search Common Stock for one share of Search 9%/7% Preferred Stock, if shares of Search Common Stock trade (i) at a price of $34.00 per share or higher on any 20 trading days in a period of 30 consecutive trading days between March 16, 1998 and March 15, 1999 or (ii) at a price of $28.00 per share or higher on any 20 trading days in a period of 30 consecutive trading days after March 15, 1999. Finally, on March 15, 2003, all of the outstanding shares of Search 9%/7% Preferred Stock will be mandatorily converted into shares of Search Common Stock. For the latter mandatory conversion, each share of Search 9%/7% Preferred Stock will be convertible into a number of shares of Search Common Stock equal to the lesser of (y) three or
(z) the result of dividing the liquidation preference per share for Search 9%/7% Preferred Stock by the market price of Search Common Stock as reported at the close of business on March 15, 2003. For any mandatory conversion, holders of the converted Search 9%/7% Preferred Stock would also be entitled to receive any accrued and unpaid dividends on their converted shares.

         Liquidation Rights. If Search is liquidated, the holders of Search 9%/7% Preferred Stock are entitled to be paid $28.00 per share plus all accrued and unpaid dividends thereon before any distribution or payment is made to the holders of Search Common Stock or any other capital stock of Search ranking junior to Search 9%/7% Preferred Stock. If, upon any liquidation of Search, the amounts payable with respect to Search 9%/7% Preferred Stock and any other stock of Search ranking on a parity with Search 9%/7% Preferred Stock cannot be paid in full, the holders of such stock share ratably in any such distribution of assets in proportion to the respective full preferential amounts to which they would otherwise be entitled. After payment of the full preferential amount to which the holders of Search 9%/7% Preferred Stock would be entitled upon any liquidation, dissolution or winding up, they would have no right or claim to any of the remaining assets of Search.

         Voting Rights. Each share of Search 9%/7% Preferred Stock has the same voting attributes and characteristics as do the shares of Search Common Stock, which is one vote per share. If Search defaults in the payment of any four consecutive quarterly dividends on outstanding Search 9%/7% Preferred Stock, the holders of outstanding Search 9%/7% Preferred Stock would be automatically entitled to an additional vote per share and given the right to elect immediately at an emergency meeting of shareholders, which Search must hold within thirty days after any such failure, such additional directors as equals two-thirds of Search's Board of Directors determined after such election.

         The affirmative vote or consent of the holders of at least 66-2/3% of all outstanding shares of Search 9%/7% Preferred Stock, voting as a separate class, is required (i) to amend, alter or repeal any provision of the Certificate of Designations establishing the Search 9%/7% Preferred Stock to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Search 9%/7% Preferred Stock or (ii) to effect any reclassification of the Search 9%/7% Preferred Stock. The affirmative vote or consent of the holders of at least 50% of all outstanding shares of Search 9%/7% Preferred Stock, voting as a separate class, is required to approve (x) any merger of Search with another company when Search's Board members do not constitute a majority of the board of directors of the surviving company or (y) any sale of more than 50% of Search's assets. In addition, the Delaware Law provides that the vote of the holders of a majority of the outstanding shares of any series of Search Authorized Preferred Stock, voting separately as a class, is required in order to (i) increase or decrease the par value of such series of shares or (ii) change the powers, preferences, or special rights of such series of shares so as to affect them adversely.

         Ranking. Search 9%/7% Preferred Stock ranks on a parity with the Search 12% Preferred Stock and senior to Search Common Stock as to rights to dividends and liquidation preferences.

         Subsequent Issuances of Search Authorized Preferred Stock. Search is prohibited from issuing Search Authorized Preferred Stock in the future that is pari passu with Search 9%/7% Preferred Stock unless at the time of such issuance all dividends due on Search 9%/7% Preferred Stock have been paid in full. Search is also prohibited from issuing convertible







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Search Authorized Preferred Stock which is senior in rights to Search 9%/7%
Preferred Stock except that such convertible Search Authorized Preferred Stock may carry a then-current market interest rate, which may be higher or lower than that of Search 9%/7% Preferred Stock. Search is also prohibited from issuing preferred or common stock or warrants or any other form of security to any of its affiliates for consideration that does not equal or exceed the fair market value of such security, as determined by an independent third party. Search may, nevertheless, issue options or warrants to new or existing directors or management if such options or warrants are approved by the Compensation Committee. Search may also issue shares of Search Common Stock upon the exercise of outstanding warrants or options but may not amend or modify such warrants or options without the approval of the Compensation Committee. If Search issues any security for consideration less than its fair market value, the number of shares of Search 9%/7% Preferred Stock will be immediately and appropriately adjusted, and the conversion price of Search 9%/7% Preferred Stock will be adjusted downward, to take into account the dilution in value of the security holdings of former creditors of its former bankrupt Subsidiaries caused by such below fair market issuance of Search's securities.

         Other Rights. Search 9%/7% Preferred Stock is not subject to redemption by Search or at the election of the holders thereof. Search 9%/7% Preferred Stock does not have any preemptive or sinking fund rights.

SEARCH 12% PREFERRED STOCK

         Dividends. Holders of the Search 12% Preferred Stock are entitled to receive, when and as declared by the Board of Directors of Search out of funds legally available therefor, cash dividends at a per annum rate of $4.80 per share payable quarterly on the first day of January, April, July and October of each year to holders of record as of a date fixed by the Board of Directors of Search which is not more than 60 days prior to the date the dividend is paid. Unpaid dividends on the Search 12% Preferred Stock cumulate and must be paid or set aside for payment before any distribution, in cash, stock or other property (other than in Search Common Stock), is made to holders of Search Common Stock or any other stock ranking junior to the Search 12% Preferred Stock.

         Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution or winding up of Search, the holders of the Search 12% Preferred Stock are entitled to be paid $40.00 per share plus all accrued and unpaid dividends thereon before any distribution or payment is made to the holders of Search Common Stock or any other capital stock of Search ranking junior to the Search 12% Preferred Stock. If, upon any liquidation, dissolution or winding up of Search, the amounts payable with respect to the Search 12% Preferred Stock and any other capital stock of Search ranking on a parity with the Search 12% Preferred Stock cannot be paid in full, the holders of such stock will share ratably in any such distribution of assets in proportion to the respective full preferential amounts to which they would otherwise be entitled. After payment of the full preferential amount to which the holders of Search's 12% Preferred Stock are entitled upon any liquidation, dissolution or winding up, they will have no right or claim to any of the remaining assets of Search. The merger or consolidation of Search into or with any other corporation or the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all of the property or business of Search, will not be deemed to be a dissolution, liquidation, or winding up, voluntary or involuntary.

         Optional Redemption by Search. At any time following the occurrence of a Triggering Event, the Search 12% Preferred Stock is redeemable, in whole or in part, at the option of the Company at a redemption price equal to $40.00 per share plus all accrued and unpaid dividends thereon. A "Triggering Event" will occur in the event that there shall have been a period of 90 consecutive days for which the average of any of the following prices exceeds $48.00 per share: (i) the average of the high bid and low asked prices for the Search Common Stock if the Search Common Stock is traded over-the-counter, (ii) the closing trading prices for the Search Common Stock if traded on NASDAQ, or
(iii) the reported closing price for the Search Common Stock if traded on any national or regional stock exchange. Notice of redemption will be sent to each holder of the Search 12% Preferred Stock to be redeemed at the address shown on the share transfer records of Search not less than 30 nor more than 60 days prior to the redemption date, which shall be specified therein. If less than all the outstanding shares of Search 12% Preferred Stock are to be redeemed, Search must redeem such shares either by lot or pro rata based on the respective numbers of shares held by the holders of the Search 12% Preferred Stock.

         Voting Rights. Holders of the Search 12% Preferred Stock have one vote for each share held, and may generally vote along with the holders of Search Common Stock and not as a separate class upon each and any matter submitted to a vote of the shareholders of Search. In addition, the Delaware Law provides that the vote of the holders of a majority of the outstanding shares of any series of Search's preferred stock, voting separately as a class, is required in order to: (a) increase or decrease the par value of such series of shares, or (b) change the powers, preferences, or special rights of such series of shares so as to affect them adversely. If Search is in default in the payment of six full quarterly dividends (whether or not







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

consecutive) on any outstanding Search 12% Preferred Stock, whether or not earned or declared, the number of directors constituting Search's Board of Directors will be increased by two and the holders of all outstanding Search 12% Preferred Stock, voting separately as a class, will be entitled to elect the additional two directors until all dividends in arrears have been paid, at which time the term of office of the two additional directors will end and the number of directors constituting the Search Board will be reduced by two.

         Conversion Rights. Holders of the Search 12% Preferred Stock may elect at any time to convert their preferred shares into Search Common Stock. The conversion ratio is one share of Search Common Stock for each share of Search 12% Preferred Stock. This conversion ratio is subject to adjustment upon any share dividend on the Search Common Stock, any stock split, stock combination or reclassification of the Search Common Stock or any merger, consolidation or combination of Search with any other corporation or corporations. In addition, all of the outstanding shares of Search 12% Preferred Stock may be mandatorily converted into shares of Search Common Stock at the option of Search following the occurrence of a Triggering Event.

         Other Rights. The Search 12% Preferred Stock has no preemptive or sinking fund rights.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

         Search is subject to the provisions of Section 203 of the Delaware Law. This statute generally prohibits, under certain circumstances, a Delaware corporation whose stock is publicly traded, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation or bylaws not to be governed by this Delaware law (Search has not made such an election), (ii) prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (iii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who were also officers or held in certain employee stock plans) upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder or (iv) the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined generally to include mergers, consolidations, stock sales, asset based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

TRANSFER AGENT AND REGISTRAR

         American Securities Transfer & Trust, Inc., Denver, Colorado serves as the transfer agent and registrar for Search's Common Stock.

                     COMPARISON OF THE RIGHTS OF HOLDERS OF
                    SEARCH COMMON STOCK AND MSF COMMON STOCK

         As a consequence of the Merger, the stockholders of MSF will become stockholders of Search. The following is a summary of material differences between the rights of holders of Search Common Stock and the rights of holders of MSF Common Stock. As each of Search and MSF is organized under the laws of Delaware, these differences arise from various provisions of Search's Restated Certificate of Incorporation, as amended ("Search's Certificate of Incorporation"), and Bylaws ("Search's Bylaws") and MSF's Second Amended and Restated Certificate of Incorporation ("MSF's Certificate of Incorporation"), and Amended and Restated Bylaws ("MSF's Bylaws").

         The following summary does not purport to be a complete statement of the rights of MSF's stockholders under MSF's Certificate of Incorporation and MSF's Bylaws as compared with the rights of Search's stockholders under Search's Certificate of Incorporation and Search's Bylaws, or a complete description of the specific provisions referred to herein. The summary is qualified in its entirety by reference to the governing corporate instruments, including the aforementioned instruments, of MSF and Search.

         Stockholder Approval of Certain Business Transactions. MSF's Certificate of Incorporation provides that the affirmative vote both of (i) the holders of shares constituting 66-2/3% of the voting power of MSF and (ii) the holders of the majority of MSF Common Stock at the time outstanding (who shall vote separately as a class) shall be required to approve







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

any merger or consolidation of MSF or a subsidiary thereof with or into any beneficial owner of more than 10% of MSF's outstanding voting stock (an "Interested Stockholder"), certain dispositions of assets to Interested Stockholders, certain issuances or transfers by MSF or a subsidiary thereof of securities of such corporations to Interested Stockholders, or certain other extraordinary transactions by MSF (a "Business Transaction"). Any such Business Transaction need not be approved by holders of shares constituting 66-2/3% of the voting power of MSF if: (1) two-thirds of MSF's Board of Directors approved the Business Transaction or (2) certain conditions of the Business Transaction have been met relating to, among other things, the value of the consideration provided for such Business Transaction, the timing of such Business Transaction, the payment of dividends on MSF's capital stock and a proxy or information statement is mailed to the MSF security holders in connection with the Business Transaction.

         Neither Search's Certificate of Incorporation nor Search's Bylaws contain similar provisions. However, the Search 12% Preferred Stock and Search 9%/7% Preferred Stock have special voting rights with respect to certain extraordinary corporate transactions. See "Description of Search Capital Stock."

         Action of Stockholders by Written Consent. Pursuant to Search's Bylaws, any action which may be taken at a meeting of Search's stockholders may be taken by written consent of the holders of Search's outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of such stock entitled to vote thereon were present and voted.

         MSF's Certificate of Incorporation provides that no action shall be taken by MSF's stockholders except at an annual or special meeting of stockholders and any action required or permitted to be taken at such meeting may be taken by written consent of the holders of outstanding stock having not less than 80% of the votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

         Special Meetings of Stockholders. Pursuant to Search's Bylaws, a special meeting of stockholders of Search may be called at any time by the Chairman of the Board, the President, the Board of Directors or at the request in writing of stockholders of Search holding not less than one-half of the votes that all stockholders are entitled to cast at a particular meeting. MSF's Bylaws provide that a special meeting of the stockholders of MSF may be called by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, the Chairman of the Board, the President, the Vice Chairman and Chief Executive Officer or, by the holders of not less than 25% of the votes at that meeting.

         Quorum of Stockholders. The bylaws of Search provide that 50% of the outstanding shares entitled to vote constitutes a quorum for the transaction of business at any meeting of Search's stockholders. The bylaws of MSF provide that one-third of the outstanding shares entitled to vote constitute a quorum for the transaction of business at any meeting of MSF's stockholders.

         Preferred Stock. Search is authorized to issue 60,000,000 shares of preferred stock in one or more series, with the Search Board having the authority to designate the powers, preferences and authorized number of shares of each series. Search has designated and established two series of preferred stock, the first consisting of 400,000 shares of Search 12% Preferred Stock and the second consisting of 30,000,000 shares of Search 9%/7% Preferred Stock.
See "Description of Search Capital Stock."  To the extent required by 11 U.S.C.
Section 1123(a)(6), Search's Certificate of Incorporation prohibits the issuance of any non-voting capital stock.

         MSF is authorized to issue 5,000,000 shares of preferred stock in one or more series, with the MSF Board having the authority to designate the powers, preferences and authorized number of shares of each such series. The MSF Board has not elected to designate any series of preferred stock.

         Liability of Management; Indemnification. Both Search's Bylaws and MSF's Bylaws provide for the indemnification of directors and officers of the respective corporations to the fullest extent authorized by Delaware Law. MSF's Bylaws permit MSF to extend this right of indemnification to all employees and agents of MSF. Search's Bylaws provide that this right to indemnification may be extended to any authorized representative of Search if the Search Board so chooses. However, under Search's Bylaws, the Search Board may elect, by a majority of directors present at any meeting of the Search Board, to exclude any person from indemnification.

         Amendments to Certificates of Incorporation. MSF's Certificate of Incorporation requires the affirmative vote of at least two-thirds of the outstanding capital stock of MSF entitled to vote upon the election of directors to alter, amend or repeal MSF's Certificate of Incorporation.







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
         Search's Certificate of Incorporation may be amended in accordance with Delaware law, subject to the special voting rights of the Search 12% Preferred Stock and Search 9%/7% Preferred Stock. See "Description of Search Capital Stock."

         Amendments to Bylaws. Pursuant to MSF's Bylaws and Certificate of Incorporation, MSF's Bylaws may be adopted, altered, amended or repealed by MSF stockholders at any meeting of MSF stockholders, by the affirmative vote of holders of note less than two-thirds of the outstanding shares of stock entitled to vote on the election of directors. Search's Bylaws and Certificate of Incorporation do not have similar provisions, and according to the Delaware Law, Search's Bylaws may be adopted, amended, altered or repealed by the majority vote of the Search Capital Stock represented and entitled to vote at a meeting of Search's stockholders.

                         SEARCH FINANCIAL SERVICES INC.

BUSINESS

   Overview of the Company

         Search Financial Services Inc. (herein called "Search" and together with its consolidated subsidiaries called the "Company") is a financial services company specializing in the purchase and management of used motor vehicle receivables, typically those owed by consumer obligors who do not qualify for traditional financing. The Company purchases its receivables either through the purchase of individual receivables from franchise and independent automobile and light truck dealers ("Dealers") or through bulk purchases of receivables from Dealers and other finance companies who originate them in the sale of vehicles. During the year ended March 31, 1997, the Company commenced operations in other consumer lending areas by opening several consumer lending branches. As of May 31, 1997, 11 consumer lending branches were operational.

         The automobile finance industry is the second largest consumer finance market in the United States totaling over $350 billion as of December 1996, according to the Federal Reserve Board. Automobile financing is usually provided by finance companies affiliated with manufacturers, banks, credit unions and independent finance companies. The financings are generally segmented according to the type of car sold (new or used) and the credit characteristics of the borrower (generally, prime or non-prime). Non-prime borrowers are individuals who, due to either incomplete or imperfect credit histories, are unable to obtain traditional financing through a bank or one of the finance companies affiliated with manufacturers. It is generally believed that non-prime financing currently accounts for approximately 20% of the automobile finance market. Through its wholly-owned subsidiary, Automobile Credit Acceptance Corp., the Company specializes in purchasing receivables secured by used cars and light trucks and owed by non-prime obligors.

         The Company maintains and monitors standards, both initial and ongoing, that Dealers have to meet before the Company will consider purchasing their receivables. As of March 31, 1997, the Company had approximately 250 Dealers in its dealer network (the "Dealer Network") compared to approximately 50 Dealers in the Dealer Network at March 31, 1996.

   Description of Historical Operations and Reorganization of Fund Subsidiaries

         Prior to November 1994, the Company financed the purchase of used motor vehicle receivables through the private and public sale of interest-bearing notes (the "Notes") issued by wholly owned subsidiaries organized specifically for this purpose (the "Fund Subsidiaries") and through reinvestment of operating cash flow.

         After November 1994, due primarily to higher than expected losses in the collection of its receivables held by these Fund Subsidiaries, the Company, directed by then existing management, abandoned its Note offering activities and sharply reduced all receivables purchasing activities while attempting to evaluate and, where necessary, modify or remedy purchasing and collection procedures. At the same time, the Company's directors began searching for new management which could further identify problems, stabilize operations, and develop a financial plan and strategy for turnaround and future growth.

         From late 1994 until March 1996, the Company operated under financial constraints and had limited ability to raise new operating capital. The purchasing of receivables for the Fund Subsidiaries was governed by trust indentures which restricted management's ability to alter its receivables purchasing criteria in accordance with stricter standards developed by new management. In addition, the Company's inability to access credit sources due to the historical losses on the Company's receivables portfolio and limitations on investment of funds repaid on existing portfolios dramatically

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reduced the Company's ability to finance the purchase of new receivables. At the same time, to improve the quality of the Company's portfolio of receivables, purchasing procedures were tightened and management significantly reduced the number of Dealers from whom the Company would purchase receivables.

         On August 14, 1995, in order to consummate a debt-to-equity conversion plan, each of the Fund Subsidiaries filed for reorganization under Chapter 11 of the U. S. Bankruptcy Code. On March 4, 1996, the Court entered an order (the "Confirmation Order") confirming a Third Amended Joint Plan of Reorganization (the "Joint Plan") for all of the Fund Subsidiaries. The Joint Plan became effective on March 15, 1996 (the "Effective Date").

         As a consequence of effectiveness of the Joint Plan, on the Effective Date, the assets of the Fund Subsidiaries (less funding of a litigation trust and professional fees) were transferred to Search by operation of law in exchange for Search Common Stock and 9%/7% Convertible Preferred Stock and cash to be distributed to the former holders of the Notes and the Notes were deemed canceled.

         Automobile Finance Operations Since Reorganization of the Fund Subsidiaries

         Since confirmation of the Joint Plan, the Company has implemented new programs intended to expand its receivables purchasing operations into higher credit quality receivables. Although these new programs target the Company's historical market of purchasers with non-standard credit histories, the Company is focusing more on purchasers with job and residence stability, higher income, and re-established positive credit. Receivables purchased under the new programs typically carry interest rates ranging from approximately 18% to 26% and are generally secured by automobiles up to six years in age that have been driven no more than an average of 25,000 miles per year and fewer than 80,000 total miles. The Company's principal market focus has been in the southern and southwestern states where "self-help" repossession laws promote efficient collection efforts with respect to defaulted receivables, and where milder climates generate higher collateral values for used vehicles. However, the Company is currently expanding the marketing of its new programs to include states in other regions of the United States with laws similar to those of the states in which the Company has focused in the past.

         In connection with the new programs, the Company has established underwriting guidelines to evaluate the quality of receivables, the most significant of which are as follows:

o The obligor must show one year verifiable residence and three years traceable residence

o The Company must be able to verify one year of employment for each obligor

o The obligor must show a positive pay history within the previous two years

o        The obligor must show gross income of at least $1,200 per month

o The maximum payment for the purchased vehicle cannot exceed 20% of the obligor's gross income

o        The debt-to-income gross ratio of the obligor cannot exceed 50%

o        The downpayment must be 10% of the retail selling price of the vehicle.

For each receivable purchased pursuant to the new programs, the Company generally receives an acquisition fee and purchases the receivables at a discount, ranging from 5% to 10%, depending upon the value of the vehicle and the term

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of the receivable. As of June 23, 1997, less than 10% of the receivables owned by the Company were purchased using the criteria from the Company's old receivables purchasing programs.

         The Company purchases receivables from a network of Dealers that originate motor vehicle receivables through the sale of automobiles and light trucks. During the reorganization process, because the Company had abandoned its Note offering activities and sharply reduced all receivables purchasing activities, it also experienced a significant reduction in the size of its Dealer Network. The Company is currently marketing its new programs to Dealers through the efforts of employees and marketing representatives. The marketing representatives include both individuals and organizations specializing in the marketing of financing programs to Dealers.

         The Dealers are unaffiliated with the Company. Each Dealer enters into an agreement with the Company and agrees to use Company-approved contract forms. Under the dealer agreements, the Company is under no obligation to purchase any receivables from the Dealer and the Dealer is not obligated to submit any contracts to the Company.

         It is the Company's goal to market the new programs primarily to franchise Dealers and qualified independent Dealers. The Company has set standards for Dealers to qualify as members of the Dealer Network. In most cases, to qualify for membership in the Dealer Network, a Dealer must have been in business at least two years, be in good standing with regulatory and auto-association authorities and meet certain credit standards. The Company generally verifies that a Dealer meets these standards through credit bureau reporting services. Franchise Dealers normally qualify for membership in the Dealer Network.

         Membership in the Dealer Network can be terminated at the Company's discretion. Company personnel review the receivables submitted by and purchased from each Dealer. Decisions to terminate a Dealer from the Dealer Network are made on a case-by-case basis depending on the past performance of the Dealer and performance of the receivables purchased from the Dealer.

         Dealers initiate receivable sales transactions directly with the Company's centralized purchasing personnel by faxing a consumer application to the Company. The Company's decision whether to purchase a receivable is typically communicated to the Dealer within approximately one hour, and, if the application is approved, documentation is completed generally within one week. The Company pays the Dealer for the receivable after receipt and review of the original receivable contract and other required documents and after verification procedures are completed.

         The Company's receivables purchasing personnel review each receivable for compliance with the Company's underwriting criteria, utilizing standard and supporting documentation provided by the selling Dealer and national computerized databases that automatically interact with the Company's proprietary Auto Note Management System Software ("ANMS"). The Company verifies, by reference to published wholesale vehicle value guides, the average wholesale prices of the underlying vehicles. In most instances, the Company performs this pre-purchase receivable evaluation within one hour, thereby assisting the Dealer in the timely sale of the underlying vehicle. This one-hour turnaround time is considered by the Company to be an important competitive factor, and the Company monitors its turnaround time through the ANMS. Once a receivable is purchased, the Company services the receivable out of one of its branch offices. The Company considers its branch office network to be a competitive factor as it facilitates collection and servicing efforts.

         The Company's underwriting strategy differs from many of its competitors. Many of the Company's competitors make only bulk purchases of receivables and/or retain recourse against the selling Dealer for non-payment of the receivable through quasi-loan arrangements, dealer holdbacks, reserve accounts or other collection collateral or guaranties. Other competitors will only purchase receivables that have existed and performed in an acceptable manner

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for a period of time. Purchase and credit criteria and verification procedures also differ from competitor to competitor.

         In addition to the purchases of individually selected receivables, the Company seeks to acquire pools of non-prime automobile receivables ("Bulk Purchases") from Dealers or other finance companies. A Bulk Purchase is analyzed on both an individual receivable and a pooled basis using criteria similar to those used to evaluate individual receivable purchases from Dealers. During the fiscal year ended March 31, 1997, the Company completed Bulk Purchases of approximately $34,518,000 of gross receivables and acquired $27,490,000 of gross receivables in other acquisitions.

         Following the purchase of each receivable, the Company mails a statement to the obligor a minimum of seven days before each payment becomes due. These statements instruct the obligor to remit payments directly to the Company's post office box or lockbox. Payments may also be made in person at the Company's offices or via Western Union Quick Collect(TM) service or through Ace Cash Express(TM). The Company's principal collection operation is based in Dallas, Texas.

         The Company has a staff of collection personnel that monitor payments on the Company's receivables and contact obligors via telephone when payments are delinquent. Collections personnel generally have (i) a minimum of one year collection experience, (ii) proven ability to obtain corrective action on delinquent accounts and (iii) knowledge of, and ability to comply with, state and federal debt collection laws. Generally, if a receivable shows any indication of default, the receivable is subjected to enhanced collection efforts, including intensified telephone and written contacts aimed at identifying the likelihood and expected amount of payment on the receivable. At any time after default, the Company may (i) contract with an independent third party repossession firm to locate and peacefully repossess the motor vehicle securing the receivable or (ii) seek and obtain an order of a court of competent jurisdiction for recovery of the motor vehicle. The decision to repossess a motor vehicle is made on a case-by-case basis by a collections unit manager. Factors considered by these unit managers include recent payments and willingness of the obligor to commit to payment by a date certain. Any delays in repossession expose the Company to the risk of reduced resale value for the vehicle due to additional mileage and the possibility of damage or lack of necessary maintenance or repairs to the vehicle. Current Company policy permits deferment of payments only in very limited instances and only with senior management approval. Following repossession of a vehicle, the Company sells the vehicle on a wholesale basis at the highest available bid at an unaffiliated motor vehicle auction.

         The Company's collection and repossession activities are administered with use of a data processing and communications system developed by the Norwest Financial Information Services Group (the "Norwest System"). The Company's ability through the ANMS and the Norwest System to relationally cross-reference receivable collection statistics to a vehicle, Dealer, customer and geographic location assists the Company in monitoring receivables and adjusting purchasing procedures and prices.

   Average Receivables Characteristics

         General. Set forth below is a summary of pertinent statistics regarding the average active receivable in the Company's portfolio of motor vehicle receivables, as of March 31, 1997 and March 31, 1996.

                      AVERAGE RECEIVABLE CHARACTERISTICS

                                                          As of                                AS OF
                                                      MARCH 31, 1997                      MARCH 31, 1996
                                              ------------------------------      -------------------------------
Average Original Term                                      38.56 mos.                           31.72 mos.
Average Remaining Term                                     22.08 mos.                           30.44 mos.
Average APR                                                24.14%                               23.94%
Average Monthly Payment Amount                        $   304.90                          $    299.40
Average Original Balance                              $12,202.36                          $  9,568.99
Average Gross Balance                                 $ 6,602.18                          $  4,638.09
Average Net Receivable                                $ 5,473.19                          $  3,833.35

Weighted Average APR                                       22.92%                               23.81%


         At March 31, 1997, the Company had an aggregate of 9,421 receivables in its portfolio with an aggregate total unpaid balance of $62,325,000, including $10,636,000 in unearned interest and $5,854,000 in credit loss allowance. Additionally, the Company had a total of 458 vehicles held for resale having an estimated value of approximately $1,196,000.

         Seasonality. The Company's operations are impacted by higher delinquency rates during certain holiday periods.

         Delinquency. Generally, the Company considers a receivable to be impaired if the contractual delinquency is greater than 60 days or the collateral has been repossessed. Once impaired, the Company places the receivable on nonaccrual status, which stops the recognition of interest income. The following table breaks out the receivables that the Company considers unimpaired or accrual status and impaired or nonaccrual status as of March 31, 1997 and March 31, 1996.

             MOTOR VEHICLE RECEIVABLES - AGING AND DELINQUENCIES
                            (Dollars in thousands)

                                        As of March 31, 1997                             As of March 31, 1996
                            --------------------------------------------          -------------------------------------------
                                               Total (1)      % of Total                           Total (1)      % of Total
                               Number of        Unpaid          Unpaid             Number of         Unpaid         Unpaid
Contractual Delinquency       Receivables    Installments    Installments         Receivables     Installments   Installments
-----------------------       -----------    ------------    ------------         -----------     ------------   ------------
Accrual Receivables
0 to 30 days past due              8,254         $56,074             90%               6,871         $31,816            86%
31-60 days past due                  702           3,982              6%                 704           3,179             9%
                            --------------------------------------------          -------------------------------------------
Subtotal                           8,956          60,056             96%               7,575          34,995            95%
                            --------------------------------------------          -------------------------------------------
Nonaccrual Receivables
61-180 days past due                 461           2,255              4%                 420           2,091             5%
181+ days past due                     4              14              0%                   1               -              -
                            --------------------------------------------          -------------------------------------------
Subtotal                             465           2,269              4%                 421           2,091             5%
                            --------------------------------------------          -------------------------------------------
All Receivables (2)                9,421         $62,325            100%               7,996         $37,086         100.0%
                            ============================================          ===========================================
Vehicles held for resale @           458        $  1,196                                 333       $     566              -
collateral value
                            ============================================          ===========================================


(1)      Includes unearned income.
(2) Active receivables shown on the face of the Company's balance sheet exclude 452 and 333 accounts that have been reclassified to vehicles held for resale at March 31, 1997 and March 31, 1996, respectively.

         Receivables will become nonaccrual status due to their contractual delinquency exceeding 60 days or due to repossession of underlying collateral. The Company also considers certain delinquent receivables that are in the contractual status of less than 60 days past due to be potential problem receivables. Uncertainty as to overall economic conditions, regional considerations, and current trends in portfolio growth cause the Company to review these receivables for potential problems.

         The percentage of contractually delinquent accounts has decreased from March 31, 1996 to March 31, 1997. At the end of March 31, 1996, 5% of the Company's active contracts were greater than 60 days contractually delinquent compared to 3% at March 31, 1997. The decrease in the percentage of contractually delinquent accounts is due primarily to the shift in composition of the receivable portfolio from March 31, 1996 to March 31, 1997 from a lower credit quality customer and lower collateral value to a higher credit quality customer and generally higher collateral value. This was accomplished by tightened purchasing procedures and enhanced collection/repossession efforts.

Non-Auto Consumer Finance Operations

         The Company initiated its activities in non-auto consumer lending with the purchase of consumer loans with gross balances of $432,000 in August 1996. The Company opened its first consumer loan office in November 1996 in Baton Rouge, Louisiana, and as of May 31, 1997, it had established 11 consumer loan offices in Georgia, Louisiana, Oklahoma, Puerto Rico, Tennessee and Texas. Gross non-auto consumer loans exceeded $1.3 million at March 31, 1997 and totaled approximately $2.9 million at May 31, 1997. The Company plans to have opened approximately 20 consumer loan branches by the end of fiscal 1998.

         The Company's consumer finance offices provide direct personal loans and retail sales finance, home equity and second-mortgage lending services to their customers. Sales finance loans are available to facilitate the purchase of household appliances and furnishings, to make home improvements, to pay for education, vacation and other personal expenses and to consolidate previously incurred indebtedness. Consumer loan customers are developed through the Company's non-prime automobile lending activities, through the acquisition of retail sales finance contracts from retailers and through existing relationships of the Company's branch office personnel. The Company believes that its non-prime automobile lending and retail sales finance contract purchasing activities can be an important source of new direct consumer loan customers and can lead to development of long-term customer relationships. Consumer loans may be secured or unsecured.

Financing

         Hibernia Line of Credit. In September 1996, Search Funding II, Inc. ("SFII"), a wholly-owned subsidiary of Search, entered into a revolving credit agreement (the "Line") with Hibernia National Bank. The Line bears interest at the prime rate plus one percentage point, or 9.50% as of June 20, 1997. The Line has a maximum commitment of $25,000,000 and is limited to a percentage of eligible contracts held by SFII. The Line is secured by all SFII assets and expires on September 11, 1999. Search has guaranteed the Line. Search and SFII must comply with covenants under the Line that require the maintenance of certain financial ratios and other financial conditions.

         The Note payable to LaSalle Bank bears interest at prime rate plus 1% (9.50% at March 31, 1997), due monthly, requiring monthly principal payments equal to the positive difference between all cash proceeds received during the month and the sum of all operating expenses incurred by Search Funding IV, Inc. during the month, with remaining principal due August 2, 1997, collateralized by all assets of SFIV totaling $14,479,000 at March 31, 1997. This debt was assumed by the SFIV in connection with the acquisition of assets from DACC.

         Subordinated Debt and Warehouse Line. The Company has commenced a private placement of $35,000,000 of senior subordinated notes with warrants to purchase common stock and has signed a letter of intent with respect to a $100 million, two-year revolving warehouse line of credit facility. See "Risk Factors - Availability of Funding" below.

         Financing with Hall Financial Group, Inc. and Affiliates. In November 1995, Search entered into a Funding Agreement (the "Funding Agreement") with Hall Financial Group, Inc. ("HFG"). Pursuant to the Funding Agreement, HFG made loans totaling $2,283,000 (the "HFG Notes") to Search. The HFG Notes could, at the election of HFG or its assignee, be converted into a maximum of 312,500 shares of Search common stock. Effective April 2, 1996, Hall/Phoenix Inwood Ltd. ("HPIL"), as assignee of the HFG Notes, converted the HFG Notes into 312,500 shares of Search common stock. Because the conversion price specified in the HFG Notes for these shares was less than the full amount due under the HFG Notes, Search paid to HPIL the remaining portion of the debt evidenced by the HFG Notes ($567,000) in cash.

         The Funding Agreement also provided to HFG the option to purchase common stock, 9%/7% convertible preferred stock and Warrants. Effective April 2, 1996, PHIL, as assignee of HFG, fully exercised this purchase option by paying $4,346,000 to Search for 204,800 shares of common stock, 254,100 shares of 9%/7% convertible preferred stock and warrants to purchase 484,522 shares of common stock.

         In November 1996, the Company repurchased all of its securities owned by HPIL and its affiliates for $4 million in cash and a $5 million subordinated note.

         Effect of Joint Plan. As a result of the confirmation and effectiveness of the Joint Plan, approximately $69,300,000 of debt owed by the Fund Subsidiaries was canceled. The assets of the Fund Subsidiaries (net of a $350,000 deposit to a litigation trust and $2,000,000 escrowed for payment for professional fees), consisting primarily of approximately $29,000,000 of net receivables and $16,345,000 of cash, were deemed transferred to Search. Following the effectiveness of the Joint Plan, consummation of the transactions with HPIL in April 1996 and repayment of the GECC line of credit, the Company had no borrowed debt, approximately $31,000,000 in net receivables and approximately $21,600,000 in cash. See "Item 8. Financial Statements and Supplementary Data" and "Liquidity and Capital Resources."

         Future Financings. The Company presently intends to continue purchasing receivables and expand its operations into other consumer lending areas, both of which will require future financing. The Company is currently pursuing several alternatives to meet its needs for liquidity. These financing alternatives include subordinated debt financing, securitizations and bank lines of credit.

   Competition

         The Company has numerous competitors engaged in the business of buying non-prime, used motor vehicle receivables and in making consumer loans. The Company in the past had few competitors that purchased receivables from high credit risk individuals who purchased medium-priced, used motor vehicles in the Company's then primary geographic markets consisting generally of the metropolitan areas of Arizona, Georgia, Florida, South Carolina, Oklahoma, Tennessee and Texas. The Company's new programs target receivables whose obligors have somewhat lower credit risk than obligors of receivables previously purchased by the Company. Though the Company expects to market the new programs in a more diverse geographic region, the Company expects to encounter more competition in the purchase of such lower risk receivables. The Company competes to some extent with providers of alternative financing services, such as floor plan lines of credit from financial institutions, lease financing and dealer self-financing, and certain purchasers of receivables for higher-priced, used motor vehicles. National or regional rental car companies, finance companies, used car companies, auction houses, dealer groups or other firms with equal or greater financial resources than the Company could elect to compete with the Company in its market. These competitive factors could have a material adverse effect upon the operations of the Company.

         The Company believes that the primary methods of competition in the non-prime, used motor vehicle finance industry are establishment of Dealer relationships, receivables purchasing criteria, marketing, receivables purchase response time and purchase agreement provisions, including dealer recourse, reserves or commissions.

         The Company commenced its non-auto consumer finance business in November 1996. In that business the Company faces intense competition from numerous competitors, many of which have been in business for substantial periods of time and have significantly greater resources than the Company. The Company believes that the primary methods of competition in the consumer finance business are the establishment of relationships with independent dealers and potential borrowers and loan terms. The Company intends to hire experienced individuals with strong customer relationships to manage its consumer lending branches.

Regulation

         Numerous federal and state consumer protection laws impose requirements upon the origination and collection of consumer receivables. These federal laws and regulations include, among others, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Indebtedness Collection Practices Act, the Magnuson-Moss Warranty Act and the Federal Reserve Board's Regulation Z. Search believes that it maintains all licenses and permits required for its current operations and is in substantial compliance with all applicable federal, state and local laws. There can be no assurance, however, that Search will be able to maintain all requisite licenses and permits.

         State laws regulate, among other things, the interest rate chargeable on, and terms and conditions of, motor vehicle retail installment loans. These laws also impose restrictions on consumer transactions and require loan disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. As consumer finance companies, Search and MSF are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other theories of liability, usury, wrongful repossession, fraud and discriminatory treatment of credit applicants.

         The Federal Trade Commission ("FTC") has adopted a holder-in-due course rule which has the effect of subjecting persons who finance consumer credit transactions (and certain related lenders and their assignees) to all claims and defenses which the purchaser could assert against the seller of the goods and services. Another FTC rule requires that all sellers of used vehicles prepare, complete and display a "Buyer's Guide" which explains the warranty coverage (if any) for such vehicles. Failure of the Dealers to comply with state and federal credit and trade practice laws and regulations could result in consumers having rights of recission and other remedies that could have an adverse effect on Search and MSF.

         In the event of default by an obligor on a motor vehicle receivable or consumer loan that is secured, the Company has the remedies of a secured party under the Uniform Commercial Code ("UCC"). The UCC remedies of a secured party include the right to repossession by self-help means, unless such means would constitute a breach of the peace. Unless the obligor voluntarily surrenders a vehicle, self-help repossession, by an independent third-party repossession entity engaged by the Company, is the method usually employed by the Company when an obligor defaults. If a breach of the peace is likely to occur, or if applicable state law so requires, the Company must obtain a court order from the appropriate state court and repossess the vehicle in accordance with that order.

         In most jurisdictions, including those states in which the Company presently does or intends to do business, the UCC and other state laws require a secured party to provide an obligor with reasonable notice of the date, time and place of any public sale or the date after which any private sale of the collateral may be held. Unless waived after default, an obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid installments (less any required discount for prepayment) of the receivable plus reasonable expenses for repossessing, holding, and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys' fees, or, in some states, by payment of delinquent installments.

Employees

         As of May 31, 1997, the Company had 175 employees, of which 131 were engaged in receivables purchasing/collections/origination, 30 in administration, seven in asset remarketing and seven in senior management.

PROPERTIES

         The Company's principal executive offices are located at 600 North Pearl Street, Dallas, Texas 75201. The Company leases approximately 25,000 square feet of space at this facility under a lease expiring in 2002. The Company leases an additional approximately 6,000 square feet of space in Dallas, Texas that is utilized as the Company's principal collection center under a lease expiring in 2001.

         The Company also leases 11 consumer lending offices, some of which also serve as remote collection facilities. Generally, these facilities are leased for a period of three to five years and provide for cancellation rights after a prescribed period of time.

         The Company believes that all of its facilities are suitable and adequate for the Company's purposes.

LEGAL PROCEEDINGS

         The Company and certain of its former officers and directors are defendants in a case styled Janice and Warren Bowe, et al. v. Search Capital Group, Inc., et al., Cause No. 1:95CSV649BR, filed in the Federal District Court for the Southern District of Mississippi (the "Bowe Action"). The plaintiffs, who are former holders of notes issued by three of the Company's former subsidiaries, allege that the registration statements pursuant to which the notes were sold contained material misrepresentations and omissions of fact with respect to collection rates on contracts, expected repossession rates, the Company's accounting controls and computer systems, the operating results and financial condition of the Company and its subsidiaries and the ability of the subsidiaries to pay the notes at the projected rates of return, and were, therefore, materially false and misleading in violation of the securities laws. The plaintiffs seek unspecified damages, rescission, punitive damages and other relief. The plaintiffs also seek establishment of a class of plaintiffs consisting of all persons who purchased notes issued by the three subsidiaries. While the Company believes the suit is without merit and has been vigorously defending itself, it has also sought to reach a negotiated settlement of all claims of all potential class members in the Bowe Action that would also include a settlement of all claims of the litigation trust (the "Litigation Trust") established under the plan of reorganization of eight of the Company's subsidiaries for the purpose, among other things, of pursuing causes of action of the former holders of notes issued by those subsidiaries who assigned their claims related to the Bowe Action to the Litigation Trust.

         While a settlement agreement in principle subject to a number of conditions was reached in March 1997 that would have required the Company to pay $350,000 in cash and issue shares of its Common Stock having a value of $1,375,000, the Company suspended further negotiations because of the decline in the market price of the Common Stock during the first half of May. The Company intends to resume negotiations when the market price of the Common Stock recovers to its pre- May trading range, but there can be no assurance that the other parties will be willing to resume negotiations or that a settlement on terms acceptable to the Company will be concluded. The court had dismissed the plaintiffs' motion for class certification, without prejudice and subject to renewal and final disposition, pending the outcome of settlement discussions. The Company has a reserve of $500,000 related to the Bowe Action. A settlement or judgment in excess of this reserve could adversely effect the Company.

         The Company and its wholly-owned subsidiary, Automobile Credit Acceptance Corp. ("ACAC"), are defendants in a pending civil action filed in the 153rd Judicial District Court, Tarrant County, Texas, styled Autostar Solutions, Inc. v. Tim Clothier and Automobile Credit Acceptance Corp., Cause No. 153-144940. The plaintiff alleges the existence of a partnership between the plaintiff and another defendant and seeks damages, actual and exemplary, and an injunction for alleged conversion and misappropriation of certain property, including computer programs, allegedly owned by the plaintiff. In this action, the plaintiff alleges that ACAC wrongfully assisted its co-defendant and tortiously interfered with the plaintiff's contracts and business and has claimed, as actual damages, $680,000. The Company believes that these allegations are without merit. The case has been set for trial in July 1997. The Company intends to vigorously defend itself at the trial.

         The Company is from time to time involved in litigation that is incidental to its business. There are, however, no other legal proceedings presently threatened or pending relating to the Company which would, in the opinion of management, have a material impact on the financial condition or results of operations of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Search and its subsidiaries (the "Company") are involved in the purchase, origination and servicing of used motor vehicle and other consumer receivables. The Company's motor vehicle receivables are secured by used automobiles and light trucks which typically have been purchased by consumers with substandard credit histories at retail prices generally ranging from $5,000 to $15,000. The Company generally purchases these receivables from a network of unaffiliated new and used automobile dealers (the "Dealer Network"). The members of the Dealer Network generate the receivables and offer them for sale on a non-exclusive basis to the Company. The Company's acquisition in August 1996 of the assets of Dealers Alliance Credit Corp. ("DACC") enhanced the Dealer Network by providing new dealers as well as establishing a presence for the Company in the southeastern United States non-prime motor vehicle finance market. The Company from time to time makes bulk acquisitions of motor vehicle receivables. During fiscal 1997, the Company began administering its receivables purchasing, servicing and management activities utilizing a receivables management system (the "Norwest System") developed by Norwest Financial Information Systems Group, Inc. The Company uses the Norwest System in conjunction with the Company's proprietary Auto Note Management System software. The Company commenced its used motor vehicle receivables purchasing and servicing business in 1991.

         The Company opened its first non-automobile consumer finance office on November 1, 1996 in Baton Rouge, Louisiana and, at March 31, 1997, had established a total of eight non-auto consumer branch offices in Texas, Oklahoma, Louisiana, Tennessee and Puerto Rico. Non-auto consumer loans include retail sales finance loans, second mortgage real estate loans, and other consumer loans that may be secured or unsecured. The Company expects to continue its diversification and expansion in the consumer finance area by establishing 10 to 12 more offices during the fiscal year ending March 31, 1998.

         Prior to November 1994, the Company primarily financed the purchase of used motor vehicle receivables through the private and public sale of interest-bearing notes (the "Notes") issued by wholly-owned subsidiaries organized specifically for this purpose (the "Fund Subsidiaries") and through reinvestment of operating cash flow. Until March 1996, the purchasing of receivables for the Fund Subsidiaries was governed by trust indentures (the "Trust Indentures") which restricted management's ability to alter its receivables purchasing criteria. In March 1996, following confirmation of the Fund Subsidiaries' plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code, the Notes and the indebtedness represented by the Notes, together with the related Trust Indentures, were canceled. At that time, the Company implemented its new receivables purchasing program (the "Preferred Program"). The Preferred Program continues to focus on the purchasing of used motor vehicle receivables whose obligors have non-prime credit histories, but places more emphasis on job, income and residence stability and re-established positive credit of the obligor than the Company's earlier program.

         The Company finances purchases under the Preferred Program with internally generated funds and other funds borrowed at interest rates lower than what were previously incurred. The Company anticipates lower repossession rates and higher repossession sale proceeds as a result of the stricter credit criteria of the Preferred Program. If the Company is unable to select the proper dealers, purchase contracts with obligors who meet its credit criteria, and realize collection proceeds in adequate amounts, the repossession rate and sale proceeds could be higher and lower, respectively, than anticipated. The terms of receivables under the Preferred Program generally range from 30 months to 60 months.

Results of Operations

         Comparison of Twelve-Month Period Ended March 31, 1997 to the Six-Month Period Ended March 31, 1996

         Contract Purchasing Activity. The Company purchased 1,284 contracts under its new Preferred Program in non- bulk transactions during the twelve months ended March 31, 1997, compared to 1,169 contracts purchased under its prior program in non-bulk transactions during the six months ended March 31, 1996. The cost of these contract purchases for the twelve-month period ended March 31, 1997 was $13,395,000 ($10,424 per contract) compared to $5,471,000
($4,680 per contract) for the six-month period ended March 31, 1996. The Company purchased 2,603 contracts in bulk purchase transactions at a cost of $24,966,000 ($9,591 per contract) during the twelve months ended March 31, 1997, compared to 41 contracts purchased in bulk purchase transactions at a cost of $69,000 ($1,683 per contract) during the six months ended March 31, 1996. The increase in the per contract cost of contracts purchased in non-bulk transactions of $5,752 under the Preferred Program is generally due to newer and lower-mileage vehicle, higher credit quality customers and higher wholesale and retail values per vehicle. The increase in the cost of contracts purchased in bulk purchase transactions of $7,908 is due to the Company purchasing contracts that involve higher credit quality obligors or higher value vehicle collateral than the contracts previously purchased by the Company, or both.
The Company expects to continue to see an increase in its per contract cost under its Preferred Program when compared to purchases under the prior program. The Company's acquisitions of assets from DACC and U.S. Lending Corp. ("USLC") provided the Company with approximately 4,150 contracts with aggregate balances of $28,100,000, or an average balance of $6,771 per contract.

         Financial Results. Interest revenue increased to $10,004,000 for the twelve months ended March 31, 1997 from $3,541,000 for the six months ended March 31, 1996. Average interest earning net receivables for the six-month period ended March 31, 1996 were $34,790,000, compared to average interest earning net receivables of $41,065,000 for the twelve months ended March 31, 1997. The Company's acquisitions during the year increased the company's average interest earning net receivables which in turn increased the Company's revenue. Consummation of the acquisition of MSF will provide the Company with a substantially larger receivable portfolio which will generate interest revenue and a portfolio of securitized assets for which the Company expects to receive servicing fees. The acquisitions completed during fiscal 1997 provided over 70% of the growth in the Company's receivables portfolio.

         Interest expense increased from $1,306,000 for the six months ended March 31, 1996 to $2,306,000 for the twelve months ended March 31, 1997. The six months ended March 31, 1996 included interest expense related to a terminated line of credit and the amortization of offering costs on Fund Subsidiary debt. The twelve months ended March 31, 1997 included interest expense related to the Company's current line of credit and term note.
Interest expense is expected to increase as the Company enters into additional financing transactions to expand its receivables portfolio. The outstanding principal balance of the indebtedness assumed by the Company in connection with its acquisition of the assets of DACC (the "DACC Debt"), which is required to be repaid by August 1997, averaged $13,078,000 for the portion of the twelve-month period ended March 31, 1997 following the acquisition. Interest expense includes the accretion in the value of the warrants issued in connection with the fund Subsidiaries plan of reorganization and the acquisition of the assets of DACC and USLC. The outstanding principal balance of the Company's line of credit with Hibernia National Bank averaged $19,395,000 during the twelve-month period ended March 31, 1997.

         The provision for credit losses decreased from $4,982,000 for the six months ended March 31, 1996 to a reduction of prior provisions for credit losses of $7,017,000 for the twelve months ended March 31, 1997, due primarily to increased recoveries from previously charged-off accounts and reduced provision requirements from the Company's portfolio of lower credit quality loans. During the twelve-month period ended March 31, 1997, the Company recovered $2,448,000 of proceeds from accounts previously charged off compared to recoveries of $2,296,000 for the six months ended March 31, 1996. The Company's remote collections facilities, which were opened during the second calendar quarter of 1995, have been successful in contacting and collecting chronically delinquent and charged-off accounts and locating accounts which had never previously paid. Additionally, the acquisitions of assets of DACC and USLC provided the Company with additional deficiency balances to collect, of which the Company collected approximately $425,000 during the fiscal year ended March 31, 1997. In the future, management anticipates lower recoveries of prior credit losses as these collections decrease and the portion of the Company's portfolio represented by non-auto consumer loans, which traditionally have lower charge off rates, increases. During the twelve months ended March 31, 1997, the Company received a settlement of $245,000 from a car dealer for deficiencies on sales of repossessed cars purchased from that dealer. During the twelve months ended March 31, 1997, the Company reduced its allowance for loan losses by $8,791,000, $2,448,000 of which was due to recovery proceeds and the remaining $6,343,000 of which was a non-cash reduction to reflect lower than anticipated losses from loans purchased under the Company's prior purchasing program. The Company expects to have lesser reductions in the future due to lower cash recoveries on previously charged-off accounts and a receivable base which is more predictable as to loss rates and collectibility. During the twelve months ended March 31, 1997, the Company increased its allowance for loan losses by $1,774,000 to reflect an increase in anticipated losses from loans acquired in bulk purchase transactions and from DACC and USLC.

         The Company's annual chargeoffs, expressed as a percent of average net receivables decreased from 36% for the six-month period ended March 31, 1996 to 30% for the year ended March 31, 1997. The decrease is attributable primarily to the significant change in the Company's receivable portfolio from March 31, 1996 to March 31, 1997. As of March 31, 1996, all of the Company's loans were of a lower credit quality than loans being purchased under the Preferred Program. As of March 31, 1997, these lower credit quality loans had decreased to less than 15% of the total outstanding loans. New originations under the Preferred Program and bulk purchases of receivables offset the liquidation of the old, lower credit quality loans and represent approximately 85% of the total outstanding loans as of March 31, 1997. The Company's bulk acquisitions resulted in provision requirements of over $1,000,000 during the year ended March 31, 1997.

         The allowance for credit losses as a percent of net outstanding receivables has decreased from 44% as of March 31, 1996 to 11% as of March 31, 1997. The decrease is primarily attributable to the significant change in the Company's loan portfolio from March 31, 1996 to March 31, 1997. All the Company's loans as of March 31, 1996 were purchased under its prior purchasing program for lower credit quality loans. As of March 31, 1997, only approximately 15% of the Company's portfolio was represented by those loans. The remainder of the portfolio was compiled of new originations under the Company's Preferred Program and the receivables acquired in bulk purchases from Eagle and MSF and the receivables acquired in the acquisitions of DACC and USLC.

         General and administrative expenses increased from $8,098,000 for the six months ended March 31, 1996 to $13,432,000 for the twelve months ended March 31, 1997. Expenses associated with processing repossessions and personnel costs have been reduced on an annualized basis, and confirmation of the Fund Subsidiaries' plan of reorganization has substantially eliminated the professional fees related to the reorganization. The Company closed all three of its retail lots and its related make-ready facility, which were used to process repossessions, by March 31, 1996. The additional offices the Company expects to open for its consumer lending operations will increase the Company's occupancy and personnel costs. The Company plans to open between 10 and 12 offices during fiscal 1998. Most of these offices will be staffed with three to four personnel. It is anticipated that these offices will be located in the southwestern United States.

         During the six months ended March 31, 1996, the Company recorded a gain of $8,709,000 related to the extinguishment of debt of its Fund Subsidiaries and $535,000 in accruals primarily associated with the Bowe Action. During the year ended March 31, 1997, the Company accrued $40,000 for settlement of certain claims.

         Preferred stock dividends increased from $327,000 for the six months ended March 31, 1996 to $6,154,000 for the twelve months ended March 31, 1997. The increase of $5,827,000 is related to the issuance of 1,879,000 shares of the Company's 9%/7% convertible preferred stock upon confirmation of the Fund Subsidiaries' plan of reorganization, 319,000 shares of 9%/7% convertible preferred stock in connection with the acquisition of assets of DACC and 272,000 shares of 9%/7% convertible preferred stock in connection with the acquisition of assets of USLC.

         The Company does not have a provision for income tax expenses for the year ended March 31, 1997 as its income is completely offset by the utilization of its net operating loss carry-forwards of approximately $54,000,000.

         Comparison of the Period Ended March 31, 1996 to the Six Months Ended March 31, 1995

         The Company changed its fiscal year from September 30 to March 31 in order to start a new fiscal year reflecting the Fund Subsidiaries reorganization which was effective March 15, 1995. Therefore, the comparison below compares the six months ended March 31, 1996 to the comparable six months ended March 31, 1995.

         Contract Purchasing Activity. The Company purchased 1,169 contracts, at a cost of $5,471,000, during the six months ending March 31, 1996 compared to 2,417 contracts, at a cost of $10,670,000, during the six months ending March 31, 1995. The decrease in contracts purchased of 1,248, or 52%, is a result of a decrease in the amount of funds available for reinvestment in contracts due to more Fund Subsidiaries being restricted from purchasing contracts in 1996 than during the six-month period in 1995. Virtually all of the contracts purchased during both periods were purchased under the criteria contained in the Trust Indenture for each Fund Subsidiary. Effective March 15, 1996, the Trust Indentures were canceled and all new originations are now under the Preferred Program.

         Financial Results. For the six months ended March 31, 1996, the Company had interest revenue of $3,541,000 compared to $8,694,000 for the six months ended March 31, 1995. The decrease in interest revenue of $5,153,000, or 59%, is due to a decrease in average net interest earning receivables from $61,100,000, for the six months ended March 31, 1995, to $34,790,000, for the six months ended March 31, 1996.

         Interest expense decreased $5,131,000, or 80%, from $6,437,000 for the six months ended March 31, 1995 to $1,306,000 for the six months ended March 31, 1996. The decrease in interest expense is due primarily to termination of interest accrual on the debt of the Fund Subsidiaries as of the date of filing for Reorganization, August 15, 1995, or the debt's maturity date, whichever occurred first. See Note 2 of the Notes to Search's Consolidated Financial Statements included in Annex E. The decrease in interest expense was partially offset by the increase in interest expense associated with outstanding lines of credit.

         The provision for credit losses decreased $355,000, or 7%, from $5,337,000 for the six months ended March 31, 1995, to $4,982,000 for the six months ended March 31, 1996. The decrease in the provision for loan losses is due to adequate provisions for loan losses being provided in prior periods.

         General and administrative expenses increased $877,000 or 12% from $7,221,000 to $8,098,000. The increase in general and administrative expense is due to higher costs associated with repossessing vehicles and legal and administrative costs associated with effecting the Fund Subsidiaries plan of reorganization.

         Net loss for the six months ended March 31, 1996 was $2,998,000 compared to $10,421,000 for the six months ended March 31, 1995. The decrease in net loss is due primarily to $8,709,000 of gain on extraordinary items related to extinguishment of the debt of the Fund Subsidiaries. See Note 2 of Notes to Search's Consolidated Financial Statements included in Annex E.

Liquidity and Capital Resources

         General

         The Company will be required to raise substantial amounts of cash to support its operating, financing and investing activities. Currently, the Company's principal cash requirements are to purchase receivables and originate loans and to pay operating expenses, preferred stock dividends and interest and principal on its indebtedness. The Company will be required to pay in full the outstanding balance of the DACC Debt on August 2, 1997. If the Merger is completed, the Company will be required to reduce certain revolving credit indebtedness owed by MSF, which was $68 million at April 30, 1997, by $25 million within six months and to repay this debt in full within one year after the Merger. Additionally, the Company was required to repurchase stock from a former director of the Company and a trust established by the director for $2,078,000 on May 8, 1997. The Company has a significant amount of cash and cash equivalents as of March 31, 1997, but this will not be sufficient to repay the DACC Debt, cover negative operating cash flows which the Company is experiencing, meet annual dividend requirements, currently over $6,000,000 for the fiscal year ending March 31, 1988, and pay the debts of MSF to the extent required if the Merger is completed. Additionally, the Company anticipates using cash on hand to fund the cash portion of any settlement of the Bowe action that may be finalized. The Company intends to invest a portion of its cash into non-prime automobile and consumer receivables. Additional liquidity will be necessary to support growth of the Company's loan portfolios and operations.

         Because the used motor vehicle and consumer finance industries require the purchase, origination and carrying of receivables, a relatively high ratio of borrowings to net worth is customary and will be an important element in the Company's operations. The Company will seek to leverage its net worth and any subordinated debt in the future to enhance its liquidity. Additionally, the Company will endeavor to maximize its liquidity by diversifying its sources of funds to include (a) cash from operations, (b) the securitization of receivables, (c) lines of credit from commercial banks and other financing sources, and (d) subordinated debt offerings.

         The Company has commenced a private offering to accredited investors of up to $35,000,000 of seven-year senior subordinated notes with warrants to purchase shares of Search Common Stock. A portion of the proceeds would be used to repay the outstanding balance of the DACC Debt and the Company's outstanding $5,000,000 of subordinated debt. The Company has also signed a letter of intent with respect to a $100 million, two-year revolving warehouse line of credit facility. The letter of intent is subject to certain conditions, including negotiation and execution of definitive facility documents and completion of due diligence by the lender. This lender has agreed to loan the Company up to $4,000,000 that would be used to pay operating expenses, repay a portion of the DACC Debt or fund acquisitions. The loan is subject to completion of definitive loan documentation. Additionally, the Company is discussing with several commercial lenders, including banks and finance companies, arrangements for them to provide additional financing which would be utilized for purchases of receivables and/or operating entities. The Company is also seeking additional participants to expand its $25,000,000 line of credit with Hibernia National Bank. As of March 31, 1997, approximately $23,715,000 was outstanding under this line of credit.

         Search has entered into the Merger Agreement with MSF pursuant to which MSF will become a wholly-owned subsidiary of Search (the "Merger"). Pursuant to the Merger Agreement, each outstanding share of common stock of MSF will be converted at the effective time of the Merger into the right to receive a fraction (the "Exchange Ratio") of a share of Search Common Stock determined by reference to the average price per share of the Search Common Stock for the 10-day trading period ending on the fifth business day prior to the special meeting of stockholders of MSF at which the Merger Agreement will be considered for adoption (the "Average Trading Price"). The Exchange Ratio will equal $2.00 (the "Per Share Amount") divided by the Average Trading Price, subject to a maximum of .46 and a minimum of .34. The Per Share Amount and the maximum and minimum Exchange Ratios are subject to a downward adjustment in certain circumstances.

         The Merger is subject to customary conditions, including stockholder approval and the finalization of acceptable arrangements with MSF's lenders. Approval of the Merger by MSF's stockholders requires the affirmative vote of a majority of the outstanding shares of MSF Common Stock. Pursuant to a Stockholders Agreement dated as of February 7, 1997, MSF's principal stockholders, which together own approximately 77% of MSF's outstanding common stock, have agreed to vote their shares in favor of the Merger.

         If the Merger Agreement is terminated under certain conditions, MSF may be obligated to pay Search a fee of $700,000. Further, the Merger Agreement calls for a monthly fee of $100,000 payable to MSF to Search for operational assistance to MSF prior to consummation of the Merger. Such operational assistance fee is to be applied against the termination fee described above, if applicable. If the Merger Agreement is terminated under other conditions, Search may be obligated to pay MSF a fee of $250,000. For the year ended December 31, 1996, MSF reported interest income of $14,909,000, a net loss of $22,014,000 and a net loss per share of $2.11 At March 31, 1997, MSF had gross contracts receivable of approximately $98 million and an additional approximately $33 million of gross contracts receivable that it serviced.

         The Company intends to evaluate and pursue acquisition opportunities that the Company anticipates will enable it to grow its receivable base. The Company will consider all forms of financing available to it with respect to any particular acquisition, including additional borrowings and sales or exchanges of equity or debt securities. The Company's ability to acquire additional portfolios and companies is dependent on its obtaining additional financing.

         Principal Source and Uses of Cash in Operating Activities

         The principal source of cash from operating activities is provided by net interest income. The principal uses of cash in operations are for general and administrative expenses, non-recurring expenses and payments relating to previously accrued expenses.

         Comparison of Operating Cash Flows for the Twelve Months Ended March 31, 1997 to the Six Months Ended March 31, 1996 and for the Six Months Ended March 31, 1996 to the Twelve Months Ended September 30, 1995

         During the twelve months ended March 31, 1997, the Company utilized $5,947,000 of cash in its operations compared to $4,141,000 of cash being utilized in operations during the six months ended March 31, 1996. The increase of $1,806,000 is primarily due to a decrease in accounts payable and accrued expenses of $5,290,000 and a reduction in the provision for credit losses of $4,569,000 for the twelve months ended March 31, 1997 as compared to a decrease in accounts payable and accrued expenses of $449,000 and an increase in the provision for credit losses of $4,982,000 for the six months ended March 31, 1996. Additionally, the Company had a non-cash gain from the conversion of debt to equity of $8,709,000 in the six-month period ended March 31, 1996.

         During the six months ended March 31, 1996, the Company utilized cash of $4,141,000 in its operations as compared to cash of $10,741,000 used during the twelve months ended September 30, 1995. The net loss for the six months ended March 31, 1996 decreased to $2,671,000 from a net loss of $19,894,000 for the year ended September 30, 1995. A significant portion of the decrease in loss from 1995 to 1996 resulted from the extraordinary gain on debt extinguishment.

General and administrative expenses decreased from $15,881,000 to $8,098,000, while settlements and reorganization expenses decreased by $2,617,000 from $3,152,000 to $535,000. The decrease in general and administrative expenditures is due to there being only six months included in the 1996 fiscal period compared to twelve months included in the 1995 fiscal period.

         The Company anticipates having negative operating cash flows in the foreseeable future as it continues to seek to expand its Dealer Network and consumer finance operations in order to grow its receivable base. The Company will be required to cover any negative operating cash flows from its cash on hand, from the possible financing sources referred to under "General" if available, or from other sources until the Company's receivable base is large enough to cover operating expenses.

         Principal Sources and Uses of Cash Provided by Investing Activities

         The principal sources of cash from investing activities are principal payments on receivables and proceeds from the sale of repossessed vehicles and other collateral. The principal uses of cash in investing activities are for purchasing receivables, making consumer loans and purchases of property and equipment.

         Comparison of Investing Cash Flows for the Twelve Months Ended March 31, 1997 to the Six Months Ended March 31, 1996 and for the Six Months Ended March 31, 1996 to the Twelve Months Ended September 30, 1995

         Cash used by investing activities increased by $32,620,000 from cash provided by investing activities of $20,423,000 for the six months ended March 31, 1996 to cash used in investing activities of $12,197,000 for the twelve months ended March 31, 1997. The increase is primarily due to an increase of $35,272,000 in contract purchases and is partially offset by a corresponding increase in collections of $11,481,000.

         During the twelve months ended September 30, 1995, the Company's investing activities provided cash of $17,592,000 as compared to cash of $20,423,000 provided by investing activities during the six months ended March 31, 1996. This change resulted primarily from reduced contract purchases of $19,359,000 and an increase in unrestricted cash of $12,624,000, partially offset by a decrease in collection proceeds of $29,731,000. Upon confirmation of the Fund Subsidiaries' plan of reorganization, $21,600,000 in cash was released from the Fund Subsidiaries to Search.

         The Company anticipates encountering negative cash flows from investing activities in the foreseeable future as it continues to seek to expand its non-prime automobile receivable base by expanding into more states and increasing market penetration in existing states and continues its expansion into consumer finance.

         Principal Sources and Uses of Cash Provided by Financing Activities

         The principal sources of cash from financing activities are borrowings under line of credit agreements, subordinated and other debt offering proceeds and sales of equity securities. The principal uses of cash in financing activities include repayment of amounts borrowed under lines of credit, repayment of other indebtedness, purchase of treasury stock and payment of dividends on preferred stock.

         Comparison of Financing Cash Flows for the Twelve Months Ended March 31, 1997 to the Six Months Ended March 31, 1996 and for the Six Months Ended March 31, 1996 to the Twelve Months Ended September 30, 1995

         The Company's financing activities provided $9,193,000 of cash during the twelve months ended March 31, 1997 compared to cash of $1,093,000 during the six-month period ended March 31, 1996. The increase of $8,100,000 was primarily due to borrowings under the Company's lines of credit exceeding repayments. The Company paid $4,724,000 in preferred stock dividends during the twelve-month period compared to $120,000 for the six months ended March 31, 1996. The increase is attributable to the preferred shares issued in connection with the Fund Subsidiaries' plan of reorganization.

         During the twelve months ended September 30, 1995, the Company utilized cash of $7,348,000 in its financing activities as compared to cash of $1,093,000 provided by financing activities during the six months ended March 31, 1996. In 1995, the Company raised only $1,779,000 through Note offerings and repaid $2,429,000 on its line of credit and $5,077,000 of the Notes payable. During the six months ended March 31, 1996, the Company had net borrowings of $1,225,000 under lines of credit, did not raise any funds through Note offerings and did not repay any of the Notes payable. Because of the Fund Subsidiaries' reorganization, no payments were made on the Fund Subsidiaries' Notes and the

Company's indebtedness to General Electric Capital Corp. was settled in full after confirmation of the Fund. Subsidiaries' plan or reorganization.

         The Company's acquisition of assets from DACC required the Company to assume the DACC Debt of approximately $17,450,000, $9,596,000 of which remained outstanding at March 31, 1997. The Company is required to repay the outstanding balance by August 1997. Any portion not repaid will require refinancing under existing terms or terms more or less favorable to the Company. The Company anticipates having to refinance a portion of the loan at its maturity date unless it has completed its subordinated debt offering or has an alternative source available.

         The Company's bulk purchases from Eagle Finance Corp. and MSF were financed with borrowings under its line of credit with Hibernia National Bank and from cash on hand. The Company had $23,715,000 outstanding under this line at March 31, 1997.

         In November 1996, the Company purchased shares of Search Common Stock and Search 9%/7% convertible preferred stock and warrants to purchase Search Common Stock from HPIL for $9,000,000 as part of a settlement agreement. The Company paid $4,000,000 in cash and executed a $5,000,000 subordinated note bearing interest, payable monthly, at an initial rate of 14%. The interest rate increases by 1% every six months until it reaches 17%. The maturity date is November 21, 2000, but the note must be repaid in full earlier if the Company sells for cash more than $20,000,000, or by a proportionate amount if the Company sells for cash less than $20,000,000, in equity or certain debt securities.

         The annual dividend requirements on the outstanding shares of 12% Preferred Stock and 9%/7% Preferred Stock, as of March 31, 1997, were $240,000 and $6,200,000, respectively. The annual dividend requirement on the 9%/7% Preferred Stock will remain at that level until March 15, 1999, and then decrease to $4,822,000 until March 2003, assuming no additional shares are issued. Any conversion of Preferred Stock to Common Stock would reduce these dividend requirements. Payment of the dividend on the 9%/7% Preferred Stock in cash may be restricted under some of the Company's debt agreements. If payment of dividends in cash is restricted, the Company may be able to pay the dividend in Search Common Stock under specific circumstances.

         In July 1996, the Company implemented a loan program for its directors and senior executive officers to finance the purchase of shares of Search Common Stock and 9%/7% Preferred Stock in open market transactions. The loans are evidenced by promissory notes from the borrowers, bear interest at the prime rate, payable quarterly, and mature three years from the date made. The shares of stock purchased with the proceeds of the loans are pledged to the Company as security for the loans. The aggregate amount of these loans outstanding at March 31, 1997 was $1,212,255. During the twelve months ended March 31, 1997, the Company recorded $39,000 of interest revenue from participants under this program.

Receivable Concentrations

         The Company considers Texas and Tennessee to be states with receivable concentrations because receivables with obligors in each of these states exceed 10% of total outstanding receivables.

Inflation

         Historical statistics indicate that collateral value, vehicle sales prices, and receivable interest rates are relatively stable within the Company's market segment. Significant inflation in prices could adversely impact the Company's ability to acquire receivables at favorable prices. General increases in interest rates will result in increases in the Company's interest expense.

Seasonality

         The Company's operations are seasonably impacted by higher delinquency rates during certain periods, including November and December holiday periods.

Changes in Asset Quality

         The Company believes that it is upgrading its credit quality through higher underwriting and collateral standards compared to prior periods. No assurance can be given at this time as to whether these new standards will improve the Company's credit loss experience.

Recent Accounting Pronouncement

         Information as to recent accounting pronouncements is contained in
Note 9 and 15 of the Notes to Search's Consolidated Financial Statements included in Annex E.

SELECTED FINANCIAL DATA

         Certain selected financial data for Search appears under the captions "Summary -- Selected Historical and Pro Forma Consolidated Financial Operating Data" and "Summary -- Comparative Per Share Data" in this Joint Proxy Statement/Prospectus.

FINANCIAL STATEMENTS

         The audited consolidated financial statements of Search and its subsidiaries for the fiscal year ended March 31, 1997 and six month transition period ended March 31, 1996, together with the report of BDO Seidman, LLP thereon dated May 23, 1997 and notes thereto, are included as Annex E to this Joint Proxy Statement/Prospectus.

PRINCIPAL STOCKHOLDERS OF SEARCH

         The following table and the notes thereto set forth certain information, as of May 30, 1997, with respect to the beneficial ownership of shares of the Search Common Stock, Search 12% Preferred Stock and Search 9%/7% Preferred Stock (1) by any person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), known to the Company to own beneficially more than five percent of the outstanding shares of Search Common Stock, Search 12% Preferred Stock or Search 9%/7% Preferred Stock, (2) by each director of the Company and each executive officer of the Company named in the Summary Compensation Table and (3) by all directors and executive officers of the Company as a group. Except as otherwise indicated, each of the persons named below is believed by the Company to possess sole voting and investment power with respect to the shares of Search Common Stock, Search 12% Preferred Stock and Search 9%/7% Preferred Stock beneficially owned by such person.


                                    Amount and Nature of Beneficial Ownership (1)           Percentage of Class Outstanding
                                    ----------------------------------------------          -------------------------------
  Name and Address of Beneficial                             9%/7%           12%                        9%/7%        12%
Owner, Name of Director or Executive     Common            Preferred      Preferred         Common    Preferred   Preferred
    Officer or Number in Group         Stock (2)(3)          Stock          Stock            Stock       Stock       Stock
   ----------------------------     ------------------  ---------------    -------          -------     -------     ------
Value Partners, Ltd. (4)                     270,022            444,177       -               9.0%       18.1%         -
2200 Ross Avenue, Suite 4660 W
Dallas, TX  75201

DACC Liquidation Corp.                       319,257             95,777       -              10.1         3.9          -
1000 RIDC Plaza
P.O. Box 11423
Pittsburgh, PA  15328



R-H Capital Partners, L.P. (5)                     -            153,642       -                -          6.3          -
Atlanta Financial Center
3333 Peachtree Road
Atlanta, GA  30326

George C. Evans                              194,364              4,635       -               6.1          *           -
Glen Adams                                     5,000              9,000       -                *           *           -
Richard F. Bonini                             32,857              6,074       -               1.1          *           -
William H. T. Bush                            30,000                  -       -                *           -           -
Anthony J. Dellavechia                        16,916              4,544       -                *           *           -
Frederick S. Hammer                           35,000              4,651       -               1.1          *           -
Luther H. Hodges, Jr.                         32,791(6)           6,177       -               1.1          *           -
James F. Leary                                16,166              5,824       -                *           *           -
A. Brean Murray                               70,444              1,562       -               2.3          *           -
Douglas W. Powell                             35,139(7)             714(7)    -               1.2          *           -
Barry W. Ridings                              30,000                  -       -                *           -           -
Robert D. Idzi                                24,318              4,896       -                *           *           -
Timothy G. Vorbeck                             5,365              5,367       -                *           *           -
All directors and executive
officers as a group (17 persons)             552,517             59,103       -              15.7         2.4          -
*        Less than 1%

1. The information as to beneficial ownership of Search Common Stock, Search 12% Preferred Stock and Search 9%/7% Preferred Stock has been furnished by the Company's transfer agent and the respective stockholders, directors and officers of the Company.
2. The numbers in the column for shares of Search Common Stock do not reflect shares of Search Common Stock that may be obtained through conversion of the Search 12% Preferred Stock or the Search 9%/7% Preferred Stock. Each share of Search 12% Preferred Stock is convertible into one share of Search Common Stock and each share of Search 9%/7% Preferred Stock is currently convertible into two shares of Search Common Stock.
3. Includes the following shares of Search Common Stock deemed beneficially owned by virtue of the right to acquire them within 60 days upon exercise of stock options and warrants granted or issued by the Company: DACC Liquidation Corp., 159,628 shares; George C. Evans, 187,499 shares; Richard F. Bonini, 30,000 shares; William H. T. Bush, 30,000 shares; Anthony J. Dellavechia, 15,625 shares; Frederick S. Hammer, 30,000 shares; Luther H. Hodges, Jr., 30,000 shares; James F. Leary, 12,500 shares; A. Brean Murray, 70,444 shares; Douglas W. Powell, 30,000 shares; Barry W. Ridings, 30,000 shares; Robert D. Idzi, 19,000 shares; Timothy G. Vorbeck, 2,083 shares; and all directors and executive officers as a group, 505,712 shares.
4. Value Partners, Ltd. is a Texas limited partnership of which Fisher Ewing Partners, a Texas general partnership composed of Richard W. Fisher and Timothy G. Ewing, serves as the general partner. Accordingly, Fisher Ewing Partners, Mr. Fisher and Mr. Ewing may be deemed to share the power to direct the voting and disposition of the shares owned by Value Partners, Ltd.
5. R-H Capital Partners, L.P. is a Georgia limited partnership of which R-H/Travelers, L.P. serves as general partner. R-H Capital, Inc. serves as general partner of R-H/Travelers, L.P. Accordingly, R-H Capital, Inc. and R-H/Travelers, L.P. may be deemed to share the power to direct the voting and disposition of the shares owned by R-H Capital Partners, L.P.
6. Includes 125 shares owned by Mr. Hodges' spouse, as to which Mr. Hodges has shared voting and investment power.
7. Includes 289 shares of Search Common Stock and 678 shares of Search 9%/7% Preferred Stock held by a profit sharing plan or the estate of Mr. Powell's parent with respect to which he is a beneficiary, as to which Mr. Powell may share voting and investment power.

DIRECTORS AND EXECUTIVE OFFICERS

     Directors. The Company's Bylaws provide for a Board of Directors consisting of not less than three nor more than 12 directors, as fixed by the Board of Directors from time to time. The Board of Directors currently consists of 11 directors. The Bylaws also provide for directors to be classified into three classes, each of which is to be as nearly equal in number as possible, with each class serving a three-year term and one class being elected by the Company's stockholders annually. The following indicates the name, age, principal occupations and recent business experience of, and certain other information with respect to, each director of the Company.

     Anthony J. Dellavechia, 61, became a director of the Company in June 1997 and President and Chief Operating Officer of the Company in May 1997. He became associated with the Company as an independent consultant in August 1995 and was elected Senior Executive Vice President, Operations Director in January 1996. Mr. Dellavechia has over 30 years' experience in the consumer lending and financial services industry. Prior to his becoming associated with the Company, Mr. Dellavechia was an independent financial services consultant. From 1979 until his retirement in 1985, Mr. Dellavechia served in several executive capacities with Associates Financial Services Company, Inc., including President of U.S. Consumer Operations and Senior Executive Vice President, Operations Director. His term expires at the 1997 annual meeting of stockholders.

     George C. Evans, 62, joined the Company as President, Chief Executive Officer and director in January 1995. In May 1995, Mr. Evans became Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors. He relinquished the position of President in May 1997. Mr. Evans has over 30 years' experience in the consumer lending and financial services industry. During 1992 and 1993, Mr. Evans was President and Chief Executive Officer of Century Acceptance Corporation, a 32-state operation engaged in consumer and automobile financing. Previously, he served as President and Chief Operating Officer of Associates Financial Services, Vice Chairman of Associates Corporation of North America and Chairman of Associates' International subsidiaries, where his responsibilities included 6,000 employees, $3.5 billion in receivables, with 1,100 branches and annual earnings in the $100 million range. His term expires at the 1997 annual meeting of stockholders.

     James F. Leary, 67, became a director of the Company in May 1995 and Vice Chairman-Finance in September 1995. Mr. Leary was a founder and general partner of Sunwestern Investment Group, an investment advisory and venture capital management firm. He previously served as director, Chief Financial Officer and Senior Executive Vice President for Associates Corporation of North America. He also founded, and was responsible for, the Venture Capital Department of CIT Financial Corporation. Mr. Leary serves on the boards of several corporations, including PhaseOut of America, Inc., a consumer products distributor, Associated Materials, Inc., a manufacturer of building products, Capstone Growth Fund and Capstone Fixed Income Fund. His term expires at the 1997 annual meeting of stockholders.

     Glen Adams, 58, became a director of the Company in June 1997. Mr. Adams has been a private investor and director of several companies since August 1996. From August 1990 to August 1996, he was Chairman of Southmark Corporation, a real estate and financial services company engaged in liquidation of its assets pursuant to a Chapter 11 plan of reorganization which became effective in August 1990. Prior thereto, Mr. Adams served as Chairman, President and Chief Executive Officer of The Great Western Sugar Company, a sugar manufacturer, from 1986 to 1989 during its bankruptcy and Vice President and General Counsel of Hunt International Resources Corp., a holding company, prior thereto. Mr. Adams is a director of U. S. Home Corporation, a national home-building company, Zale Corporation, a jewelry retailer, and Marvel Entertainment Group, Inc., a comic book publisher. His term expires at the 1998 annual meeting of stockholders.

     Richard F. Bonini, 58, became a director of the Company in May 1995. Mr. Bonini is a director, Senior Executive Vice President and Secretary of First Financial Caribbean Corporation, a mortgage banking company in Puerto Rico. He also serves as a director of the Doral Federal Savings Bank and the Doral Mortgage Corporation. Mr. Bonini is a member of the Executive Committee of the Board of Directors. His term expires at the 1999 annual meeting of stockholders.

     William H. T. Bush, 58, has been a director of the Company since September 1995. He served as President of Boatman's National Bank of St. Louis and as a member of its board of directors and the board of directors of its parent holding company, Boatman's Bancshares, Inc. until June 1986. In 1986, Mr. Bush founded the financial advisory firm of Bush-O'Donnell & Company, specializing in investment management and financial advisory services. He also serves on the boards of directors of Mississippi Valley Bankshares, Inc., Rite Choice Managed Care, Inc., Detroit Tool Industries, Inc. and Intrav Inc., a travel company. Mr. Bush is Chairman of the Audit Committee of the Board of Directors. His term expires at the 1997 annual meeting of stockholders.

     Frederick S. Hammer, 60, became a director of the Company in August 1996. He is a senior partner of InterAtlantic Securities Corp. ("Inter-Atlantic"), an investment firm, and a director, Vice Chairman and Chief Executive Officer of Tri-Arc Financial Services, Inc., an insurance brokerage firm. Previously, Mr. Hammer was Chairman of Mutual of America Capital Corporation, an investment management firm. He also serves as a director of IKON Office Solutions, Inc., an office products supplier, National Media Corporation, a producer of infomercials, and Provident American Corp., an insurance company. Mr. Hammer is a member of the Compensation Committee and the Nominating Committee of the Board of Directors. His term of office expires at the 1999 annual meeting of stockholders.

     Luther H. Hodges, Jr., 60, became a director of the Company in May 1995. Mr. Hodges is Managing Member and President of the Caroline Company, LLC, a private investment management firm. He previously held positions as Chairman and Chief Executive Officer of Washington Bancorporation and The National Bank of Washington, and as Chairman of North Carolina National Bank (now known as NationsBank). He was formerly Undersecretary of the U.S. Department of Commerce and Deputy Secretary of Commerce. In 1978, he was a candidate for the United States Senate from North Carolina. Mr. Hodges currently serves as a director of Phase Out of America, Inc. and Golden Pacific Brewing Co. Mr. Hodges is Chairman of the Compensation Committee, and a member of the Executive Committee and Audit Committee, of the Board of Directors. His term of office expires at the 1999 annual meeting of stockholders.

     A. Brean Murray, 59, has been a director of the Company since December 1993. Mr. Murray is founder and Chairman of Brean Murray & Co., Inc., a privately-held investment banking and securities firm, and is also Chairman of its affiliate, BMI Capital Corporation, a registered investment advisor. He is also a director of First Financial Caribbean Corporation and American Asset Management Co., a registered investment advisor. Mr. Murray is a member of the Audit Committee and the Nominating Committee of the Board of Directors. His term of office expires at the 1998 annual meeting of stockholders.

     Douglas W. Powell, 57, became a director of the Company in November 1996. He is Chairman and Chief Executive Officer of The Dominion Companies, a financial services organization. He is also a director of Dominion Funds, Inc., a mutual fund manager. Mr. Powell is a member of the Compensation Committee of the Board of Directors. His term of office expires at the 1998 annual meeting of stockholders.

     Barry W. Ridings, 45, became a director of the Company in August 1996. He is a Managing Director of Alex. Brown & Sons, Incorporated ("Alex. Brown"), an investment banking firm. He is a director of Noodle Kidoodle Inc., an operator of specialty toy stores, New Valley Corp. (formerly known as Western Union), Norex Industries, which has interests in oil, gas and shipping, Sub-Micron Systems, a manufacturer of semiconductor fabrication equipment, Telemundo Group, a Spanish language television network, Transcor Waste Services Corp., a waste management company, and VSC Corporation, a video services company. Mr. Ridings is Chairman of the Nominating Committee of the Board of Directors. His term of office expires at the 1998 annual meeting of stockholders.

     Compensation of Directors. The Company pays to each director who is not an employee of the Company $750 per month and $1,500 for each meeting of the Board of Directors attended ($375 in the case of a telephonic meeting). The Company also reimburses those directors for expenses incurred by them in connection with attending meetings of the Board of Directors.

     The Company has also compensated non-employee directors through grants of cashless warrants, the purposes of which are similar to those of grants of options to key employees under the 1994 Plan. During the fiscal year ended March 31, 1997, awards of cashless warrants to purchase 30,000 shares of Common Stock were made to the directors who joined the Board during the fiscal year and awards of cashless warrants to purchase 17,500 shares of Common Stock were made to the other non-employee directors. All awards were made at not less than fair market value at the date of grant. The warrants have a 10-year term.

     Executive Officers. The following sets forth certain background information regarding executive officers of Search, other than James F. Leary and George C. Evans, whose information is provided above.

     Anthony J. Dellavechia, 61, became associated with the Company as an independent consultant in August 1995. He was elected Senior Executive Vice President, Operations Director in January 1996, President and Chief Operating Officer in May 1997 and a director in June 1997. Mr. Dellavechia has over 30 years' experience in the consumer lending and financial services industry. Prior to his becoming associated with the Company, Mr. Dellavechia was an independent financial services consultant. Mr. Dellavechia served in several executive capacities, including Senior Executive Vice President, Operations Director, with Associates Financial Services Company, Inc. from 1979 until his retirement in 1985. He was named President of U.S. Consumer Operations in 1983.

     Robert D. Idzi, 52, joined the Company as Chief Financial Officer in October 1994. He was elected Senior Vice President in November 1994, Treasurer in December 1994, Executive Vice President in February 1996 and Senior Executive Vice President, Administration in August 1996. Mr. Idzi served as Vice President, Treasurer, Chief Financial Officer and director of Unilease Computer Corporation, which engaged in the leasing of mainframe computers and peripheral equipment, from 1986 until 1987. From 1987 until 1992, Mr. Idzi was Senior Vice President and Chief Financial Officer of Equator Holdings, Ltd., a U.S.-based merchant bank subsidiary of the Hongkong Shanghai Banking Group.

     Ellis A. Regenbogen, 50, joined Search as Senior Vice President, General Counsel and Secretary in August 1996. He was elected Executive Vice President in January 1997. Mr. Regenbogen has more than 25 years' experience as a corporate securities, finance and mergers and acquisitions attorney with major law firms and corporations. Prior to joining Search, he was Vice President/Law & Administration, General Counsel and Secretary of Orthofix, Inc., a manufacturer of advanced medical devices. Prior thereto, he was a Partner in Jones, Day, Reavis & Pogue, an international law firm.

     Andrew L. Tenney, 66, joined Search as Operations Director in January 1995. In March 1995, he was elected Executive Vice President. Mr. Tenney has over 30 years' experience in the consumer lending and financial services industry. Prior to joining Search, he was Executive Vice President of Century Acceptance Corporation. Previously, he was employed at Associates Financial Services Company, Inc. as Senior Vice President, Marketing, and Executive Vice President in Consumer Operations.

     Timothy G. Vorbeck, 46, joined Search as Executive Vice President, Operations in July 1996. Mr. Vorbeck has 25 years' experience in the consumer lending and financial services industry. He was Vice President, Operations of Fidelity Acceptance Corp. from November 1993 until he joined Search and was Director of Operations of American General Finance Company prior thereto.

     Carolyn Malone, 54, was among the Company's original management staff. As director of human resources, Ms. Malone was promoted to Vice President in November 1994 and to Senior Vice President in February 1997. Prior to her affiliation with the Company, she spent 15 years with an oil and gas exploration entrepreneur and seven years with McCommons Oil Company. For the past 30 years, her business career has involved human resources, office management and administration.

     Andrew D. Plagens, 29, joined the Company in May 1994 as Accounting Manager. He was promoted to Assistant Controller and Analyst in March 1995, became Controller in July 1995, was elected Vice President in January 1996 and was elected Senior Vice President in May 1997. Prior to joining the Company, Mr. Plagens was employed by Hein + Associates and Baird, Kurtz & Dobson, independent certified public accountants.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The policy of the Company with respect to transactions with officers, directors and their affiliates is to require that such transactions (1) be on terms no less favorable to the Company than could be obtained from unrelated third parties and (2) where possible, be approved by a majority of the disinterested directors of the Company. The following transactions were approved by the Board of Directors of the Company in accordance with such policy.

     In April 1997, the Company commenced a private offering to accredited investors of up to $35 million of subordinated notes with warrants to purchase shares of Search Common Stock. Inter-Atlantic, of which Mr. Hammer is a senior partner, is one of the placement agents for the offering. The Company has paid Inter-Atlantic a marketing fee of $60,000, and has reimbursed, and will continue to reimburse, it for expenses it incurs, in connection with the offering. If the offering is consummated, the Company will pay Inter-Atlantic a placement fee equal to 3% of the principal amount of subordinated notes sold. One-half of the fee will be paid in cash and one-half will be paid in subordinated notes with warrants.

     The Company also engaged Inter-Atlantic to act as its exclusive agent for raising senior debt in the form of warehousing lines of credit from securities firms during the fiscal year ended March 31, 1997. For such services, the Company has agreed to pay Inter-Atlantic a fee equal to .375% of the principal amount of such senior debt from firms contacted by Inter-Atlantic on the Company's behalf. Such fee will be payable if the Company's proposed $100 million warehouse line of credit with an affiliate of Lehman Brothers Holdings Inc. is finalized.

     In May 1996, the Company retained Alex. Brown, of which Mr. Ridings is a Managing Director, to act as the Company's financial adviser for an initial term of one year. The agreement renews from year-to-year thereafter and provides for an annual retainer which is credited against compensation with respect to particular transactions.

     Alex. Brown has served as financial advisor to the Company in connection with the Company's proposed acquisition of MS Financial, Inc. The Company has agreed to pay Alex. Brown a fee upon consummation of such acquisition, and to pay Alex. Brown a fee for rendering its opinion regarding the fairness of the acquisition to the Company from a financial point of view. Alex. Brown also conducted a valuation of the securities issued by the Company in its acquisition in August 1996 of certain assets and liabilities of Dealers Alliance Credit Corp. The Company has agreed to pay Alex. Brown a fee for this valuation analysis.

     In July 1997, the Company implemented a loan program for its directors and senior executive officers to finance the purchase of shares of Search Common Stock and Search 9%/7% Preferred Stock in open market transactions. The loans are evidenced by promissory notes from the borrowers, bear interest at the prime rate, payable quarterly, and mature three years from the date made. The shares of stock purchased with the proceeds of the loans are pledged to the Company as security for the loans. The amounts of these loans in excess of $60,000 outstanding as of the Record Date, which amounts also represent the largest aggregate amounts outstanding since April 1, 1996, were as follows: Mr. Bonini, $99,998; Mr. Dellavechia, $109,098; Mr. Evans, $150,025; Mr. Hammer, $99,999; Mr. Hodges, $149,151; Mr. Leary, $148,784; Mr. Idzi, $149,724; Mr.
Vorbeck, $138,347; and Andrew L. Tenney, Executive Vice President, Marketing, $109,097.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The following table shows all annual, long-term and other compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, and the other four most highly compensated executive officers of the Company who were serving as executive officers at March 31, 1997, for services rendered to the Company in all capacities during the periods indicated.



                                                                                            LONG TERM
                                                                                           COMPENSATION
                                                                                              AWARDS
                                                                                          -------------
                                                        ANNUAL COMPENSATION                 SECURITIES
                                            -----------------------------------------       UNDERLYING
                                                                       OTHER ANNUAL      OPTIONS/WARRANTS       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR (1)      SALARY        BONUS      COMPENSATION (7)        (SHARES)         COMPENSATION
---------------------------   --------      -------       -----      ----------------       ----------        ------------
George C. Evans                 1997          $300,000     $300,000              -            170,000(8)            -
Chairman, President and         1996           150,000      185,000              -                  -               -
Chief Executive Officer         1995 (2)       162,734      112,500              -            125,000               -

Anthony J. Dellavechia          1997           156,667       60,000              -             34,375        $ 46,338  (9)
Senior Executive Vice           1996 (3)        31,250       25,000              -             12,500          26,500 (10)
President, Operations Director

James F. Leary                  1997           155,000       60,000              -             37,500               -
Vice Chairman - Finance         1996            50,000       33,000              -              6,250               -
                                1995 (4)        13,333            -              -              6,250               -

Robert D. Idzi                  1997           167,244       65,000              -             31,000               -
Senior Executive Vice           1996            66,666       35,000              -              6,250               -
President, Chief Financial      1995           117,308        5,000              -             12,750          27,462 (11)
Officer and Treasurer

Timothy G. Vorbeck              1997           112,750(5)    65,000(6)           -             21,000          34,349 (12)
Executive Vice President,
Operations

---------------------------

1. Information is for the fiscal years ended March 31, 1997 and September 30, 1995 and for the six-month transition period ended March 31, 1996.
2. Mr. Evans joined the Company as President, Chief Executive Officer and Chief Operating Officer in January 1995. He was elected Chairman of the Board of Directors in May 1995. He relinquished the position of President and Chief Operating Officer to Mr. Dellavechia in April 1997.
3. Mr. Dellavechia joined the Company in January 1996. He became President and Chief Operating Officer of the Company in April 1997.
4. Mr. Leary became a director of the Company in May 1995 and an employee of the Company in September 1995. Amount shown as salary includes director fees.
5.   Mr. Vorbeck joined the Company in July 1996.
6. Includes $30,000 paid to Mr. Vorbeck in connection with his joining the Company.
7. Excludes perquisites and other personal benefits unless the aggregate amount of such annual compensation exceeded the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.
8. In June 1995, the Board determined to issue to Mr. Evans options or warrants (to be determined at a later date) to purchase 187,500 shares of Search Common Stock at a price of $11.00 per share in 62,500 share increments upon the occurrence of certain events.

     Warrants for 62,500 were issued in April 1997 based on the Company reporting earnings of more than $1 million before taxes and dividends for the fiscal year ended March 31, 1997.
9.   Represents reimbursement for relocation and temporary housing expenses.
10.  Represents consulting fees.
11.  Represents reimbursement for relocation expenses.
12. Represents reimbursement for relocation expenses and obligations of Mr. Vorbeck to his previous employer.

         Stock Options and Warrants. The following tables provide information with respect to options and warrants granted to the persons indicated during the fiscal year ended March 31, 1997 and the value of unexercised options and warrants held by those individuals at March 31, 1997. None of those individuals exercised any options or warrants during the fiscal year ended March 31, 1997.

                    OPTION AND WARRANT GRANTS IN FISCAL 1997



                                                  Individual Grants
                            ------------------------------------------------------------------    Potential Realizable
                                                    Percent of Total                                 Value at Assumed
                           Number of Securities     Options/Warrants                                 Annual Rates of
                                Underlying           Granted to      Exercise or                       Stock Price
                             Options/Warrants      Employees during  Base Price     Expiration       Appreciation for
     Name                   Granted (Shares)(1)    the Fiscal Year   (Per Share)       Date           Option Term (2)
     ----                   -----------------      --------------    -----------    ----------   -------------------------
                                                                                                       5%          10%
George C. Evans                   107,500           32.4%           $    6.125        2/13/07     $  414,413     $1,049,738
                                   62,500           18.8                 11.00         4/1/07              0        143,125

Anthony J. Dellavechia             34,375           10.4                 6.125        2/13/07        132,516        335,672

James F. Leary                     37,500           11.3                 6.125        2/13/07        144,562        366,188

Robert D. Idzi                     31,000            9.3                 6.125        2/13/07        119,505        302,715

Timothy G. Vorbeck                  6,250            1.9                  9.50         7/1/06         37,313         94,625
                                   14,750            4.4                 6.125        2/13/07         56,861        144,034

----------

1. All grants were made on February 13, 1997, except for cashless warrants issued to Mr. Evans to purchase 62,500 shares of Search Common Stock as described in Note 8 to the Summary Compensation Table and the options to purchase 6,250 shares issued to Mr. Vorbeck on July 1, 1996. All options became exercisable in substantially equal installments on each of the first three anniversaries of the date of grant of the option so long as employment with the Company continues. To the extent not already exercisable, the options become exercisable in the event of certain events constituting a change in control of the Company. The cashless warrants issued to Mr. Evans are fully exercisable.
2. The actual value, if any, that an executive may realize will depend on the excess of the Search Common Stock price over the exercise price on the date the option or warrant is exercised so that there is no assurance the value realized by an executive will be at or near the potential value indicated.

                    AGGREGATED OPTION AND WARRANT EXERCISES
             IN FISCAL 1997 AND YEAR-END OPTION AND WARRANT VALUES


                         EXERCISES DURING FISCAL 1997                             FISCAL 1997 YEAR-END
                        ----------------------------- ----------------------------------------------------------------------
                                                              NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                         NUMBER OF                           UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS/WARRANTS
                           SHARES                     OPTIONS/WARRANTS AT FISCAL YEAR-END         AT FISCAL YEAR-END
                        ACQUIRED ON        VALUE      ------------------------------------   -------------------------------
                          EXERCISE       REALIZED        EXERCISABLE       UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
                        -----------      --------     -----------------  -----------------   ---------------  --------------
George C. Evans              0               -                  187,999              107,500        -                -

Anthony J. Dellavechia       0               -                   15,625               34,375        -                -

James F. Leary               0               -                   12,500               37,500        -                -

Robert D. Idzi               0               -                   19,000               31,000        -                -

Timothy G. Vorbeck           0               -                        0               21,000        -                -


     Agreements with Executive Officers. Mr. Evans has an employment agreement with the Company that expires January 20, 2000 and provides for a current annual salary of $350,000 per year. Mr. Evans is also to receive a bonus ranging from 25% to 100% of annual salary, as determined by the Board of Directors. See "Compensation Committee Report on Executive Compensation." The Board has agreed to issue to Mr. Evans options or warrants (to be determined at a later date) to purchase 125,000 shares of Search Common Stock at a price of $11.00 per share upon the occurrence of the following conditions: (1) 62,500 shares when the market price of the Search Common Stock reaches $28.00 per share; and (2) 62,500 shares when the market price of the Search Common Stock reaches $40.00 per share.

     Mr. Leary has an employment agreement with the Company that expires April 30, 1998 pursuant to which he is entitled to receive an annual salary of not less than $160,000.

     Other executive officers of the Company have agreements that entitle them to up to six months' severance in the event of termination of their employment by the Company other than for gross negligence, fraud or theft.

                               MS FINANCIAL, INC.

BUSINESS

General

         MSF is a specialized consumer finance company engaged in the purchase and servicing of retail installment contracts ("Installment Contracts") originated principally by manufacturer-franchised dealerships ("Franchise Dealer") which sell new and used automobiles and light trucks to borrowers with limited credit history, low income or past credit problems ("Non-prime Consumer"). MSF also generates revenues from commissions on the sale of credit life insurance, credit accident and health insurance, and extended service or warranty contracts ("Ancillary Products").

         MSF commenced operations in 1984 and achieved significant growth until the third quarter of 1996, reaching a maximum of 23 branch offices in 11 states and 10 regional marketing offices in eight states. At April 30, 1997, MSF's dealer network consisted of approximately 1,032 dealers in 14 states, and MSF's net portfolio of managed Installment Contracts was $100.2 million.

         During 1996, the amount of MSF's delinquent receivables as a percentage of total receivables increased dramatically to 18.0% at September 30, 1996. This resulted in MSF's inability to maintain acceptable sources of credit necessary for normal business operations. Since October 1, 1996, MSF's sources of liquidity have not been adequate to allow MSF to purchase any significant number of Installment Contracts. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations." At December 31, 1996, delinquent receivables as a percentage of total receivables were 19.3%.

Business Strategy

         Prior to 1996, MSF believed it had implemented a successful business strategy based on its (i) understanding of the automotive finance business,
(ii) substantial experience with Franchise Dealers' Non-prime Consumer financing requirements, (iii) ability to evaluate credit risks associated with the Non-prime Consumer market, and (iv) methods of receivables servicing and collection. The principal components of this business strategy included (i) developing and retaining experienced management personnel, (ii) developing and expanding its branch office network around a cluster of urban centers, (iii) utilizing centralized credit functions and advanced management information systems, (iv) developing strong dealer relationships, and (v) providing economical and flexible financing structures.

         MSF's management believes it can identify some of the reasons for the increase in delinquencies and losses that occurred beginning in late 1995 and continued throughout 1996. Some portion of the increase appears to be attributable to macroeconomic factors which affected the subprime market generally. MSF's management also believes that the decline in the quality of its owned and managed portfolio was, in part, attributable to increased competition in the subprime market which resulted in MSF's management being pressed into the lower end of the range of acceptable credit criteria. Finally, MSF experienced management and turnover problems in its collection/customer service department during 1996 which caused MSF's collection efforts to be less effective than in years past.

         MSF intends to operate within the current confines of available liquidity until the Merger can be consummated with Search. The completion of the Merger is projected to occur in June 1997. After the Effective Time of the Merger, Search, as the controlling party of MSF, would then assume the role of determining MSF's business strategy on an ongoing basis.

Installment Contracts Acquisition Program

         Along with a number of other finance companies purchasing Installment Contracts owed by Non-prime Consumers, MSF experienced a dramatic increase in delinquencies on Installment Contracts in 1996 which ultimately resulted in a devaluation of its owned and managed portfolio and a loss of customary financing sources. Since early October, 1996, MSF's financing sources have not been adequate to continue normal business operations.

         Historically, MSF has marketed its services through three programs: a branch office network; a central marketing program; and a regional marketing program.

         Branch Network. The branch office network reached a high of 23 offices during 1996. After closing 12 offices during 1996, MSF currently maintains 11 branch offices divided into two regional divisions (East and West) located in five states.

         The following table sets forth the locations of MSF's branch offices as of April 30, 1997.

                 Branch Office Locations (by Regional Division)

                    East                                   West
                    ----                                   ----
                 Atlanta, GA                          Dallas, TX
                 Greensboro, NC                       Duncanville, TX
                 Memphis, TN                          Houston, TX (North)
                 Charlotte, NC                        Houston, TX (South)
                 Winston-Salem, NC                    Tulsa, OK
                                                      Oklahoma City, OK

         MSF's branch office personnel directly assist the dealership in completing the paper work necessary to complete the sale of the vehicle and the Installment Contract. In connection with that service, MSF's personnel have direct contact with the consumer and market Ancillary Products to the consumer. MSF publishes a schedule of acceptable interest rates and purchases Installment Contracts meeting its criteria at a fixed discount (typically a net discount to the dealer of 7.6% for branch office purchases). Prior to July 1, 1996, after payment of the cost of repossession loss insurance which MSF remitted to the insurance carrier, the amount of the discount retained by MSF was one percent. Since July 1, 1996, MSF has retained the amount previously paid for repossession loss insurance which increased the average net discount to MSF to 7.6% on purchases by branch offices.

         Central Marketing Program. MSF also purchases Installment Contracts from its Ridgeland, Mississippi office on an indirect basis from dealers.
These are typically dealers who have done business with other MSD affiliates. In the central marketing program, the dealers fax a loan application to MSF's headquarters. Any required negotiations to improve credit terms prior to funding an Installment Contract takes place directly between MSF's underwriting personnel and personnel at the dealership. If acceptable terms can be reached, the contract is closed at the dealership by the dealer's personnel. To the extent any Ancillary Products are sold, the dealer retains any commission income. Installment Contracts meeting MSF's published interest rate and credit criteria purchased through the Central Marketing Program are purchased at a fluctuating discount based on the term of the Installment Contract. The discount ranges from 3.75% to 7.5%, subject to a minimum discount of $450. MSF has established arrangements with some dealers that allow the dealer to participate in a portion of the interest paid by the consumer. Otherwise, these transactions are nonrecourse to the dealer. The discount was used by the dealer or MSF on behalf of the dealer to purchase repossession loss insurance prior to July 1, 1996. After MSF discontinued repossession loss insurance (see below) MSF retained the discount, which has averaged approximately 6.75%.

         Regional Marketing Program. Beginning in November 1995, MSF converted four of its branches into regional marketing programs. These programs were chosen in areas where MSF believed it was not economical to operate a branch office either because of the competitive environment or due to geographic limitations or both. The program consists of a sales representative establishing relationships with dealers located in their market areas and soliciting Installment Contracts on an indirect basis.
Dealers close the contract, sell any Ancillary Products to the customers and retain the commissions. MSF's personnel do not negotiate the contracts or have any contact with the customer. This program allows the regional marketing representative to cover a larger geographic area since the customer does not come into the branch office to close the contract. Branch office personnel also establish relationships with dealers beyond their normal range of operations and offer the regional marketing program to these dealers. Installment Contracts meeting MSF's published interest rate and credit criteria purchased through the Regional Marketing Program are purchased at a fixed $750 discount, which averages 6.91% of the amount financed. These transactions are nonrecourse to the dealers, and the dealer does not participate in any interest paid on these contracts. After MSF discontinued repossession loss insurance, the $750 discount used to pay the repossession loss insurance premium was retained by MSF.

         During 1996, MSF closed nine regional offices and, at December 31, 1996, had its only regional office in Raleigh, North Carolina.

         Dealer Relationships. MSF primarily markets its financing program to Franchise Dealers because it believes that the quality and value of used cars sold by Franchise Dealers are generally higher than those sold by independent dealers. Except for one dealer partially owned by a director of MSF that generated approximately 5.8% of MSF's Installment Contracts outstanding as of December 31, 1996, no dealer accounted for more than 2.7% of MSF's total number of Installment Contracts. For the years ended December 31, 1994, 1995, and 1996, the Company had approximately 632, 781 and 1,059 active dealers, respectively.

         Each dealer with which MSF establishes a financing relationship enters into a non-exclusive written dealer agreement with MSF (a "Dealer Agreement") governing the purchase of Installment Contracts from such dealer. The Dealer Agreement sets forth the general terms upon which Installment Contracts will be purchased by MSF, but does not obligate the dealer to sell, or MSF to purchase, any particular Installment Contract. MSF monitors the number and tracks the performance of Installment Contracts purchased from each dealer to identify problem dealers at an early stage and take corrective actions against possible adverse trends in loss ratios with respect to such dealers.

Number of Active Dealers by State                                   As of December 31,
---------------------------------                       --------------------------------------
                                                        1994              1995            1996(1)
                                                        ----              ----            ----
         Alabama                                           8               11               12
         Georgia                                          96               93              113
         Indiana                                           2               22               39
         Kentucky                                         14               21               29
         Mississippi                                      82               74               93
         North Carolina                                   59               90              140
         Ohio                                             18               45               70
         Oklahoma                                         51               75              115
         Tennessee                                        86               96              119
         Texas                                           193              228              284
         Virginia                                          9               22               25
         Other                                            14                4               20
                                                        ----            -----           ------
                     Total                               632              781            1,059

------------------
(1) MSF has been unable to purchase any significant number of Installment Contracts since October 1, 1996.

         Repossession Loss Insurance. Prior to July 1, 1996, MSF insured against a portion of the losses on its Installment Contracts with a repossession loss policy underwritten by MS Casualty Insurance Company, a subsidiary of MSD ("MS Casualty"). Under that program, at the time of financing, the dealer paid MS Casualty a premium for an insurance policy covering default losses. When an insured vehicle is repossessed, any credit loss of up to $7,000 per vehicle is covered by MS Casualty and, subject to any loss deductibles applied by MSF, paid with respect to the Installment Contract. The total liability of MS Casualty for all repossession losses with respect to each policy year could not, however, exceed the product of $600 times the number of repossession loss policies purchased through MSF during such policy year. In addition, MSF was eligible for an experience refund that allowed MSF to recapture any profits from positive underwriting experience after paying an administrative fee on the repossession policies. MSF earned no experience refund in 1995 or 1996. As of July 1,

1996, MSF discontinued the repossession loan program and, instead, reduced the purchase price paid dealers for Installment Contracts or retained a portion of the discount previously used to pay the insurance premium.

         Credit Evaluation and Purchasing Procedures. MSF applies uniform underwriting standards in purchasing Installment Contracts. These standards have been developed and refined over several Installment Contract cycles (i.e., where MSF has experienced the full maturities of several generations of 48-month Installment Contracts) during MSF's 12 year history. The two most important criteria used in evaluating an Installment Contract are the degree of the applicant's creditworthiness and the collateral value of the vehicle.

         After MSF completes its credit analysis, it advises the dealer of its decision to reject or conditionally approve the Installment Contract. Turnaround time in the automotive finance business is a significant competitive factor, and MSF typically completes its initial credit decision in an average of 1-1/2 hours. Substantially all approved credit applications are approved "conditionally," pursuant to which MSF's acceptance is subject to the consumer and the dealer agreeing on certain provisions.

         Once the terms of the financing are agreed upon, the financing documents are approved by MSF's home office. The dealer then delivers all documentation required under the Dealer Agreement to MSF, including proof of title indicating MSF's lien, an odometer statement confirming the vehicle's mileage and proof that the automobile is insured, with MSF designated as loss payee. When MSF has received the final credit and other documents from the dealer, MSF remits funds to the dealer.

         MSF believes that the decline in the qualify of its owned and managed portfolio was, in part, attributable to increased competition in the subprime market which resulted in MSF being pressed into the lower end of the range of acceptable credit criteria. In October 1996, MSF tightened its credit standards. At this point, MSF does not have adequate data to determine whether Installment Contracts purchased since October 1996 will perform significantly better than the Installment Contracts purchased prior to that date. Pursuant to the Merger Agreement, MSF agreed to begin purchasing Installment Contracts which satisfy Search's underwriting criteria or are otherwise approved by Search.

         Ancillary Products. Prior to MSF's acquisition of an Installment Contract, the dealer and/or MSF's branch office personnel may also offer Ancillary Products to the consumer. MSF acts as an agent for MS Life Insurance Company, a subsidiary of MSD, and MS Casualty in connection with the sale of many of the Ancillary Products and receives a commission on the sale of such products sold through its branch offices. MSF does not receive commissions on the sale of any Ancillary Products in either the central or regional marketing programs. During 1996, the Company's total earned revenues from the sale of Ancillary Products were $1.3 million, or 6.4% of the total revenues, as compared to the 1995 amounts of $1.8 million, or 7.5% of total revenues.

         Contract Profile. During the years ended 1994, 1995 and 1996, MSF purchased 6,463, 8,768 and 10,352 Installment Contracts, respectively, with principal balances of $65.4 million, $87.0 million, and $110.8 million, respectively. Of the $110.8 million purchased in 1996, $99.9 million were purchased during the first nine months of the year. As of December 31, 1996, the average unpaid principal balance per contract was $7,870 and the average initial principal balance was $10,539. The initial contract term ranged from 12 to 60 months, and the average initial term was 49 months for all loans outstanding at December 31, 1996. The annual percentage rate ("APR") paid by consumers for contracts originated in 1996 ranged from 16.0% to 36.0%. MSF's weighted average APR of Installment Contracts purchased in 1996 was 20.7%. During the first quarter of 1997, MSF purchased 109 Installment Contracts with a principal balance of approximately $1.3 million. The weighted average APR of Installment Contracts purchased during the period was 20.5%.

                                                               At  December 31,                 At March 31,
                                                    -----------------------------------         ------------
                                                    1994            1995           1996             1997
                                                    ----            ----           ----             ----
                                                            (Dollars in thousands)
         New Car Portfolio
           Installment Contracts                    1,129             690            904                11
           Principal amount financed              $15,244         $ 9,208       $ 13,102            $  170
           Weighted average initial APR             17.7%           18.2%          18.2%             18.5%

         Used Car Portfolio
           Installment Contracts                    5,334           8,078          9,448                98
           Principal amount financed              $50,184         $77,765       $ 97,726            $1,109
           Weighted average initial APR             21.4%           21.0%          21.0%             20.8%

         Total Portfolio
           Installment Contracts                    6,463           8,768         10,352               109
           Principal amount financed              $65,428         $86,973       $110,828            $1,279
           Weighted average initial APR             20.4%           20.7%          20.7%             20.5%

Contract Servicing and Administration

         MSF's centralized Installment Contract servicing and administration activities have been specifically tailored to servicing loans to Non-prime Consumers. The Company's servicing and administration departments, which are located at its corporate headquarters near Jackson, Mississippi, (i) monitor the Installment Contracts and the related collateral, (ii) account for and post all payments received, (iii) respond to customer inquiries, (iv) take all necessary action to maintain the security interest granted in the financed automobile, (v) investigate delinquencies and communicate with the borrowers to obtain timely payments, (vi) pursue deficiencies on Installment Contracts, and
(vii) when necessary, contract with third parties to repossess and dispose of the financed automobile. During 1996, MSF experienced unusually high turnover in its customer service department which contributed to the higher delinquencies and losses experienced during the year. Also, as a result of the shortage of experienced sub-prime customer service representatives, in November 1996, the Company opened a customer service center in Mobile, Alabama to support the main office collection efforts.

Competition

         The non-prime credit market is highly fragmented, consisting of many national, regional and local competitors, and is characterized by relative ease of entry. Existing and potential competitors include well-established financial institutions, such as banks, savings and loans, small loan companies, leasing companies and captive finance companies owned by automobile manufacturers and others. MSF believes that increased regulatory oversight and capital requirements imposed by market conditions and governmental agencies have limited the activities of many banks and savings and loans in the Non-prime Consumer credit market. MSF also believes that captive finance companies generally focus on new car financing. As a result, the Non-prime Consumer credit market is primarily serviced by smaller finance organizations that solicit business when and as their capital resources permit. MSF estimates, based on available information, that its managed portfolio represents less than 1% of the Non-prime Consumer automobile finance market in the United States and believes that no competitor controls more than 2% to 3% of this market.

Regulation

         The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. Numerous federal and state consumer protection laws and related regulations impose substantive disclosure requirements upon lenders and servicers involved in automobile financing. MSF is also subject to various states' insurance regulations in connection with the sale of insurance policies.

         MSF believes that it is in substantial compliance with all applicable material laws and regulations. Adverse changes in the laws or regulations to which MSF's business is subject, or in the interpretation thereof, could have a material adverse effect on MSF's business. Because MSF generally charges the highest finance charges permitted by state law, reductions in statutory maximum rates could directly impair operating results.

Employees

          At April 30, 1997, MSF had 114 full-time employees, none of whom was covered by a collective bargaining agreement. Of such employees, 85 were located in MSF's headquarters near Jackson, Mississippi or in MSF's service center in Mobile, Alabama and 29 were located in MSF's branch or regional offices. MSF considers its employee relations to be good.

PROPERTIES

         MSF's executive offices are located in Ridgeland, Mississippi, immediately north of Jackson, Mississippi, where it leases 13,176 square feet pursuant to a sublease expiring in December 1997. MSF also leases 3,106 square feet in an adjacent building.

         As of April 30, 1997, MSF maintained 11 branch offices and one regional office. Generally, these offices range from 200 to 1,300 square feet, and monthly rental rates for such offices range from $445 to $1,953 per month. The average initial term of such leases is 12 to 24 months. MSF does not consider the rental cost of its branch and regional marketing offices to be a material component of its overall cost structure.

         In October 1996, MSF opened a customer service office in Mobile, Alabama, consisting of 4,670 square feet leased for $1,100 per month for the first six months and $2,200 per month thereafter through September 1997.

LEGAL PROCEEDINGS

         Beginning in June 1995, MSF was named as a defendant in a number of
lawsuits filed in the District Court of Harris County, Texas.   In certain of
these cases, plaintiffs sought class action certification. In January 1997, the Company entered into a settlement agreement covering the pending cases which requires MSF to pay $375,000 prior to July 1, 1997. The terms of the settlement require the Company to release any deficiency claims against the plaintiffs.

         On January 15, 1997, MSF was named as a defendant in a lawsuit filed by Telluride Funding Corp. ("Telluride") in the U.S. District Court for the Southern District of New York. In its complaint, Telluride asserts claims for unpaid fees due it in connection with MSF's warehouse line of credit entered into in April 1995. Plaintiff seeks damages in the amount of $437,500, plus interest, cost and attorney's fees. At this time, MSF is unable to predict the outcome of this litigation, but it intends to vigorously defend this proceeding. MSF has filed a declaratory judgment action against Telluride in Mississippi State Court requesting a determination of the parties' rights and obligations under the letter agreement relating to the warehouse line of credit. At this time, MSF is unable to predict the outcome of this litigation.

         MSF is involved, from time to time, in routine litigation incidental to its business. However, MSF believes that it is not a party to any other material pending litigation which, if decided adversely to MSF, would have a significant negative impact on its business, income, assets or operations. MSF is not aware of any other material threatened litigation which might involve MSF.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following management's discussion and analysis provides information regarding MSF's consolidated financial condition as of March 31, 1997 and 1996 and December 31, 1995 and 1996, and its results of operations for the three month periods ended March 31, 1997 and 1996 and the years ended December 31, 1994, 1995 and 1996. The management's discussion and analysis should be read in conjunction with the Selected Historical and Pro Forma Consolidated Financial and Operating Data and MSF's Consolidated Financial Statements and the notes thereto, appearing elsewhere in this registration statement. The ratios and the percentages provided below are calculated using the detailed financial information contained in MSF's Consolidated Financial Statements, the notes thereto and the other consolidated financial data included therewith.

         Overview. MSF is a specialized consumer finance company engaged in the purchase and servicing of Installment Contracts originated by automobile dealers. MSF acquires Installment Contracts principally from Franchise Dealers in connection with the sale of used and new automobiles and light duty trucks to approved Non-prime Consumers. MSF also generates revenue from commissions which it receives from the sale of Ancillary Products sold in conjunction with the Installment Contracts purchased through its branch offices.

         Historical Development and Growth. From its inception, until late 1996, MSF experienced significant growth in its Managed Portfolio, corporate structure and operations. This growth resulted from the development of a branch office network, the regional marketing program and the implementation of a securitization program, and it has been facilitated by the creation of an independent corporate administrative infrastructure.

         Branch Office Network. In 1990, MSF began expanding its business by opening branch offices in the Midwest, Southeast and Southwest regions of the United States and servicing dealers in these regions. These branch offices develop and improve relationships with dealers and customers, generate Installment Contract applications and produce commission and fee income through the sale of Ancillary Products. This commission and fee income typically offsets each particular branch office's operating expenses within 12 months of its opening. As a result of MSF's branch office expansion, the volume and number of Installment Contracts in MSF's Managed Portfolio have grown significantly in the last several years. The number of branch offices reached a high of 23 in October 1996. Due to a lack of production and profitability, and to reduce MSF's overhead, a total of twelve branches were closed during the fourth quarter of 1996. During 1994, 1995, 1996 and the first quarter of 1997 under this program, MSF purchased Installment Contracts totaling $41.0 million, $65.5 million, $55.7 million and $428 thousand, respectively.

         Central Marketing Program. In 1984, MSF began purchasing Installment Contracts from MS Diversified Corporation ("MSD") affiliated dealers located principally in Mississippi and Tennessee. During 1996 MSF serviced approximately 45 affiliated dealers in Mississippi, Tennessee and Alabama. During 1994, 1995, 1996 and the first quarter of 1997 under this program, MSF purchased Installment Contracts totaling $24.4 million, $21.1 million, $17.1 million and $104 thousand, respectively.

         Regional Marketing Program. In 1995, MSF initiated a regional marketing program from four locations. Sales representatives develop relationships with dealers in their market areas to generate Installment Contract applications. Under this program, the contract is closed at the dealership, and the dealer sells any ancillary products and retains the commissions. During 1996, MSF closed nine regional offices, and at April 30, 1997, had only one remaining office located at Raleigh, N.C. During 1995, 1996 and the first quarter of 1997 under this program, MSF purchased Installment Contracts totaling $365 thousand, $38.0 million and $747 thousand, respectively.

         Use of Securitizations. In 1992, MSF began selling interests in pools of its Installment Contracts to investors through the annual issuance of triple-A rated, asset-backed securities ("Securitization"). These transactions provided a significant source of MSF's funding. Securitizations also allowed MSF to (i) lock in the interest rate spread on the underlying Installment Contracts by obtaining a fixed rate of interest on the Securitization, (ii) record a gain or loss on the sale of the Installment Contracts, (iii) receive residual income attributable to excess cash flows on the Installment Contracts if and when payments on the Installment Contracts are received, and (iv) receive income from servicing the Installment Contracts. This residual income and service fee income is discussed below under "Results of Operations--Interest and Fee Income on Installment Contracts and Securitizations" and "--Service Fee Income," respectively. MSF's last securitization was closed in September 1995.

         Administrative Development. Prior to 1994, MSD provided most of MSF's executive and administrative services, including its accounting, payroll, data processing, human resource management and computer system maintenance and development services. Between 1993 and 1994, MSD began to charge MSF progressively higher administrative and other fees for these services as MSF expanded its operations.

         Beginning in January 1994, many of the individuals who had performed these executive and administrative functions for MSF became full-time employees of MSF. Some services, such as payroll processing, mainframe computer usage and software maintenance and development, however, continued to be performed by MSD under a cost sharing contractual arrangement. As of January 1, 1995, MSF assumed responsibility for its own payroll processing and recruited personnel from MSD's management information systems ("MIS") department to form MSF's own MIS department. All remaining fee arrangements between MSF and MSD were discontinued at this time, other than those relating to MSF's use of MSD's mainframe computer.

         The following table sets forth information with regard to MSF's growth in personnel, branch offices and Installment Contract origination. Also set forth is information regarding portfolio growth, borrowing levels and cost of funds.

                                                                                                 Three Months
                                                                                                     Ended
                                                                Year ended December 31,            March 31,
                                                           -----------------------------------     ---------
                                                              1994         1995       1996           1997
                                                            --------     --------   --------       --------
Number of Branch and Regional Marketing Offices
  Total at period end                                            23            24        12               11
  Average for the period                                         17            23        21               11

Company Personnel
  Executive                                                       5             5         3                2
  Headquarters operations, including Mobile office               48            80        94               86
  Branch offices                                                 58            54        35               29
                                                                ---           ---       ---            -----
                Total at period end                             111           139       132              117
                                                                ============================================

Originated Installment Contracts (000's)
  Central marketing program                                $ 24,449      $ 21,130  $ 17,120             $104
  Branch offices                                             40,979        65,478    55,746              428
  Regional marketing program                                                  365    37,962              747
                                                           -------------------------------------------------
                                                           $ 65,428      $ 86,973  $110,828           $1,279
                                                           =================================================

Net Managed Portfolio (000's)
  Total at Period End                                      $ 88,789      $120,318  $130,371         $104,966
  Average for the period                                     73,505       106,309   142,753          117,595

Owned installment and other contracts (000's)
  Total at period end                                      $ 48,852      $ 22,398  $ 86,972         $ 72,804
  Average for the period                                     39,406        58,903    72,261           82,279

Revolving credit facility balances (000's)
  Total at period end                                      $ 36,043            --  $ 75,813         $ 71,442
  Average for the period                                     30,213      $ 40,488    52,653           73,705

Average interest rate paid                                     8.1%          8.9%     10.2%            12.0%

Results of Operations (dollars in thousands, except as noted)

         Comparison of Three Months Ended March 31, 1996 to Three Months Ended March 31, 1997

         Interest and Fee Income on Installment Contracts and Securitizations. Interest and fee income on Installment Contracts and Securitizations represent interest and fee income on owned Installment Contracts, interest income on the retained subordinated interest in securitized Installment Contracts and the residual income attributable to excess cash flows on Securitizations. This income increased by $2,795 or 169.9% from $1,645 for the three months ended March 31, 1996 to $4,440 for the three months ended March 31, 1997. This increase is primarily due to the 166.4% increase in average principal balance of owned loans from $30,887 in the first quarter of 1996 compared to $82,279 in the first quarter of 1997. Also, MSF was unable to complete a Securitization transaction which contributed to the increase in the owned portfolio. These increases were partially offset by a decrease in residual income attributable to excess cash flows on Securitizations which decreased from $38 in the first quarter of 1996 to $0 in the first quarter of 1997. This reduction in recognized residual income is primarily the result of reduced cash flow from the Securitizations which in turn was caused primarily by increased delinquencies during the last half of 1995 and throughout 1996, particularly the last six months of 1996, which slowed the excess cash flows from these securitized portfolios. Residual income attributable to excess cash flows on Securitizations is recognized based on actual and expected cash flows and the estimated rate of return on the recorded investment.

         Interest Expense. Interest expense increased by $1,835 or 492.0%, from $373 for the three months ended March 31, 1996 to $2,208 in the comparable quarter of 1997. This increase is primarily due to a 544.9% increase in average borrowings from $11,429 for the quarter ended March 31, 1996 to $73,705 for the quarter ended March 31, 1997. The revolving credit facility was not reduced by proceeds from a Securitization transaction during 1996 as it was at the end of the year of 1995, which resulted in the average amount outstanding under the credit line increasing by $62,276. Also contributing to the increase was an increase in the interest rate on the revolving credit facility associated with the restructuring the revolving credit facility as a result of MSF's rising delinquency and loss rates at the end of 1996.

         Provision for Possible Losses. The provision for possible losses increased by $4,092 from $250 for the three months ended March 31, 1996 to $4,342 for the three months ended March 31, 1997. The allowance for possible losses on Installment Contracts increased from 1.1% of the Net Managed Portfolio for the quarter ended March 31, 1996 to 6.1% for the quarter ended March 31, 1997. This significant increase is substantially the result of MSF's rising delinquencies and loss rates on Installment Contracts and the total utilization of the aggregate loss limits and available reserves at MS Casualty. A valuation allowance was not previously considered necessary because of MSF's insurance arrangement with MS Casualty and the relatively lower level of repossessed automobiles in prior periods. The allowance is intended to cover losses on owned Installment Contracts as well as securitized Installment Contracts after taking into account loss reserves and other amounts available at MS Casualty.

         Insurance Commissions. Insurance commissions represent commission and fee income earned on insurance and other ancillary products sold by the branch offices. This income decreased by $280, or 77.6%, from $361 for the three months ended March 31, 1996 to $81 for the period ending March 31, 1997, primarily as the result of a large decrease in Installment Contract originations from branch offices. In addition, there has been an increase in the number of repossessions during the first quarter of 1997, as compared to the first quarter of 1996. At the time of repossession, any unearned commission is used to reduce the carrying balance of the loss account. As a result, there has been a decrease in unearned commission and commission amortized to income during the quarter. MSF anticipated that as a percent of total revenue, commission income would decrease since it anticipated that its portfolio growth would come primarily from the regional marketing program, where MSF retains no commission on the sale of ancillary products.

         Service Fee Income. Service fee income represents amounts received by MSF to collect and administer Installment Contracts previously sold into Securitizations. These fees decreased by $493, or 57.1%, from $864 for the quarter ended March 31, 1996 to $371 for the quarter ended March 31, 1997.
This decrease was due to a 57.2% decrease in the average balance of securitized Installment Contracts being serviced by MSF comparing the averages for the three month periods ending March 31, 1996 and March 31, 1997.

         Other Income. Other income is primarily comprised of miscellaneous fee income generated by the branch offices. Other income decreased by $235, or 91.4%, from $257 for the quarter ended March 31, 1996 to $22 for the quarter ended March 31, 1997 due to a decrease in title fee income and other miscellaneous income.

         Operating Expenses. Operating expenses increased by $321 or 10.4% from $3,098 for the quarter ended March 31, 1996 to $3,419 for the quarter ended March 31,1997 primarily due to increased legal and professional fees associated with the proposed merger between MSF and Search. In addition, during the quarter ended March 31, 1997, MSF also had a loss on sale of Installment Contracts sold to Search of $39.

         Net Loss. As a result of the factors discussed above, net loss increased by $4,682 from $360 for the quarter ended March 31, 1996 to $5,042 for the quarter ended March 31, 1997.

         Comparison of 1995 to 1996

         Interest and Fee Income on Installment Contracts and Securitizations. Interest and fee income on Installment Contracts and Securitizations increased by $2,460 or 19.8%, from $12,449 in 1995 to $14,909 in 1996. Fee income includes late charges and extension fees which amounted to $927 and $1,623 in 1995 and 1996, respectively. The increase in interest income is primarily due to a 22.7% increase in average owned Installment Contracts outstanding during 1996. The increase in owned Installment Contract balances results primarily from a 27.4% increase in the principal balance of Installment Contracts acquired during 1996. In addition, in 1996, MSF failed to complete a Securitization, which contributed to the increase in owned portfolio. These increases were partially offset by a decrease in residual income attributable to excess cash flows on Securitizations which decreased 83.9% from $422 in 1995 to $68 in 1996. This reduction is primarily the result of reduced cash flow from the Securitizations which was caused primarily by increased delinquencies during the last half of 1995 and throughout 1996. Residual income attributable to excess cash flows on Securitizations is recognized based on actual and expected cash flows and the estimated rate of return on the recorded investment.

         Interest Expense. Interest costs increased by $1,784, or 49.7%, from $3,587 in 1995 to $5,371 in 1996. As a percentage of interest and fee income, interest expenses increased from 24.4% in 1994, to 28.8% in 1995 and 36% in 1996. This increase in the amount of interest expense and the ratio of interest expense to interest and fee income resulted from increases in average borrowings outstanding under the revolving credit facility over those periods. During 1996, the revolving credit facility was not reduced by proceeds from a Securitization during 1996 which resulted in the average amount outstanding under the credit line increasing to $52.7 million in 1996 from $40.5 million in 1995. The remainder of the increase in 1996 relates to an increase in the interest rate on the revolving credit facility for the last two months of 1996, which increased interest expense approximately $363, and the other costs associated with restructuring the debt ($563). The revolving credit facility was restructured in December as a result of MSF's rising delinquency and loss rates. During the third quarter of 1995, MSF completed a Securitization which resulted in $73.2 million in proceeds and received an equity infusion through the completion of an initial public offering of $21.4 million. The net proceeds were used to repay MSF's revolving credit facility which in turn reduced MSF's interest cost for the last quarter of 1995.

         Provisions for Possible Losses. The provision for possible losses on Installment Contracts increased by $19,277 from $826 in 1995 to $20,103 in 1996. The allowance for possible losses on Installment Contracts increased from 1.3% of the Net Managed Portfolio in 1995 to 7.7% in 1996. This significant increase is substantially the result of MSF's rising delinquencies and loss rates on Installment Contracts and the total utilization of the aggregate loss limits and available reserves at MS Casualty. At the end of MSF's 1995 calendar year, a loss development methodology was utilized that considered what proportion of MSF's losses were developing after specific time frames based on month of loan origination. Based on that static pool loss development, and considering the insurance that MS Casualty provided MSF, allowance levels were established. MSF utilized this approach exclusively through the second quarter of 1996. Beginning in the third quarter of 1996, in consideration of MSF's rising delinquency rates, MSF began supplementing the previously existing methodologies with additional methodologies that better considered the rising delinquency and loss rates. MSF management believed that, with the trend in delinquencies, the previous methodology would not consider the negative trends in the portfolio fast enough. Accordingly, two additional methods were developed.

         The first supplemental method is based on delinquency information by year of origination. A probability of loss factor is estimated for each delinquency category by year of origination and a percentage of loan dollar loss factor is established for each year. The probability of loss factor represents the ratio of accounts that went into repossession status to the total accounts to reach delinquent status for each delinquency category. The percentage of loan dollar loss factor represents the percentage of actual total loss expected to the remaining balance on those loans. These factors are applied to each delinquency category for each year and then totaled to calculate the required allowance.

         The second supplemental method considers both historical loss rate and delinquencies. Delinquent balances are accumulated by month of origination and by number of days delinquent. Those delinquent balances are then expressed as a percentage of the remaining balance of loans originated in the applicable month. Then the delinquency percentages are multiplied by the annual probability of loss and percentage of loss factors to calculate a risk weighted delinquency percentage for each category. A total risk weighted delinquency rate is then calculated by totaling the risk weighted delinquency percentage for each category. This rate is then averaged with the next year loss percentage by month of origination. The next year loss percentage represents the estimated losses to be realized in the next year to the remaining balance using the historical loss development approach used by MSF in prior years. The average expected loss rate by month of origination is multiplied by the remaining balance of loans by month of origination and the results are totaled to calculate the required allowance.

         At December 31, 1996, management provided an allowance for possible losses on repossessed automobiles of $2.8 million. A valuation allowance was not previously considered necessary because of MSF's insurance arrangement with MS Casualty and the relatively lower level of repossessed automobiles in prior periods. The allowance takes into account management's estimate of a 55% recovery rate on sales of repossessed vehicles. Also, at the end of 1996, MSF recorded a provision for impairment of amounts due under securitizations of $3.0 million. This provision was deemed necessary because the deterioration in performance of MSF's sold portfolio has dramatically reduced the amount of residual income attributable to excess cash flows expected to be received under the 1995 Securitization.

         As reported in MSF's press release dated September 3, 1996 and in MSF's Form 8-K dated September 12, 1996, MSF had a breakdown in its extension granting process that was identified and rectified timely. MSF became aware that as of June 30, 1996, documentation of extensions and internal controls related to extensions fell below MSF's standards. In September 1996, independent auditors hired by MSF's lenders conducted a review of MSF's extension policies. At the direction of MSF's audit committee, MSF's independent auditors periodically audited extension practices beginning in

September 1996. Search reviewed MSF's extension practices in March 1997. The foregoing reviews followed a substantial revision of MSF's extension policies in November 1996. Assuming the Merger is effected with Search, Search employs an internal auditor who will, among other things, be charged with the responsibility of monitoring MSF's extension practices to ensure compliance with established policies and procedures. MSF believes that these periodic reviews and continued monitoring to be performed by Search's internal auditor will be adequate to ensure material compliance with MSF's established policies and procedures.

         Because of the breakdown in MSF's extension granting process, certain negative trends in MSF's loan portfolio were not apparent as fast as management would have preferred. MSF's delinquency experience (61 days and greater) increased dramatically in the last two quarters of the calendar year but showed improvement by the end of the first quarter of 1997. Specifically, such delinquencies for the gross managed portfolio were as follows:

                                         Percentage of       Percentage of
                                          Number of           Principal
                                          Contracts           Amount
                                       ----------------    --------------
                  March 31, 1996            3.9%               3.9%

                  June 30, 1996             3.5%               3.7%

                  September 30, 1996        9.7%               9.9%

                  December 31, 1996         8.8%               9.5%

                  March 31, 1997            4.3%               5.1%

         Management of MSF believes that the substantial loan loss provisions made in the third and fourth quarters of 1996 were made timely with the best information available and in consideration of management's loss expectations at the time.

         Insurance Commissions. Insurance commissions decreased by $494, or 27.1%, from $1,823 in 1995 to $1,329 in 1996, primarily as the result of a 14.9% decrease in Installment Contract originations from branch offices. In addition, there has been an increase in the number of repossessions during 1996. At the time of repossession, any unearned commission is used to reduce the carrying balance of the loss account. As a result, there has been a decrease in unearned commission during the year. Also, in the fall of 1995, MSF reduced emphasis on selling other Ancillary Products in an effort to make the offerings more favorable to automobile dealers without increasing credit risk to MSF. MSF anticipated that as a percent of total revenue, commission income would decrease since it anticipated that its portfolio growth would come primarily from the regional marketing program, where MSF retains no commission on the sale of Ancillary Products.

         Gains on Securitizations. During 1996, MSF did not complete a Securitization. However, during 1995, MSF completed a $90.0 million Securitization which resulted in a net gain on sale of $7.1 million. For further information, see the discussion at "Liquidity and Capital
Resources--Securitization Programs."

         Service Fee Income. Service fee income on Installment Contracts owned by Securitization Trusts increased by $717, or 36.8%, from $1,951 in 1995 to $2,668 in 1996, due primarily to the 37.3% increase in the average balance of securitized Installment Contracts being serviced by MSF.

         Other Income. Other income is primarily comprised of miscellaneous fee income generated by the branch offices. Other income decreased by $7, or 1.0%, from $760 in 1995 to $753 in 1996. This decrease is due to a reduction in title fee income and other miscellaneous income.

         Operating Expenses. Operating expenses increased $5,764, or 61.7%, from $9,340 in 1995 to $15,104 in 1996, partially due to a 24.2% increase in the average number of personnel during the year and other expenses associated with higher contract origination volume. MSF expanded the customer service department by opening a customer service center in Mobile, Alabama, adding to the yearly expenses with startup costs and personnel. In addition, during the year MSF has incurred ongoing legal fees of $1.6 million, a significant portion
of which related to defending lawsuits.   For further information, see the
discussion under "MS Financial, Inc.--Legal Proceedings." Also, at the end of 1996, MSF accrued the expenses associated with the potential settlement of various lawsuits in the state of Texas. The amount of this accrual totaled $375,000. Also, during 1996, the Company expensed the remaining carrying value of the cost of acquiring the Installment

Contract origination program due to the uncertainties associated with its value as a result of MSF's substantial 1996 net loss. The carrying amount expensed totaled $257,000. Previously, this asset was being amortized on a straight-line basis over ten years.

         Net Income. As a result of the factors discussed above, net income decreased by $28,515 from $6,501 in 1995 to a loss of $22,014 in 1996.

         Comparison of 1994 to 1995

         Interest and Fee Income on Installment Contracts and Securitizations. Interest and fee income on Installment Contracts and Securitizations increased by $2,441, or 24.4%, from $10,008 in 1994 to $12,449 in 1995. The increase in interest income is primarily due to a 49.5% increase in average owned Installment Contracts outstanding during the year. The increase in owned Installment Contract balances results primarily from an 32.9% increase in the volume of Installment Contracts acquired during 1995. These increases were partially offset by a decrease in residual income attributable to excess case flows on Securitizations which decreased 70.6% from $1,434 in 1994 to $422 in 1995. This reduction in recognized residual income is primarily the result of reduced cash flow from the Securitizations, which in turn was caused primarily by increased delinquencies during the last half of 1995. Residual income attributable to excess cash flows on Securitizations is recognized based on actual and expected cash flows and the estimated rate of return on the recorded investment.

         Interest Expense. Interest costs increased by $1,146, or 46.9%, from $2,441 in 1994 to $3,587 in 1995. This increase is primarily due to a 34.0% increase in average borrowings under the revolving credit facility to fund the acquisition of Installment Contracts. Also, interest rates were higher during the first half of 1995 compared to the first half of 1994, which is when the bulk of MSF's borrowing were outstanding. During the third quarter of 1995, MSF completed a Securitization, which resulted in $73.2 million in proceeds, and received an equity infusion through the completion of initial public offering of $21.4 million. The net proceeds were used to repay MSF's revolving credit facility which in turn reduced MSF's interest cost.

         Provision for Possible Losses on Installment Contracts. Provision for possible losses on Installment Contracts increased by $141, or 20.6%, from $685 in 1994 to $826 in 1995. The allowance for possible losses on Installment Contracts decreased from 1.5% of the Net Managed Portfolio in 1994 to 1.3% in 1995. The increase in the allowance was primarily attributable to a $1,184 valuation allowance that was recorded through a reduction in the recorded gain on the 1995 Securitization completed during the third quarter offset by an increase in losses charged to the valuation allowance account. The valuation allowance in intended to cover uninsured losses and is set at a level considered to be adequate to cover the expected future losses on the existing Installment Contract portfolio after taking into account available reserves and aggregate loss limits at MS Casualty to cover outstanding contracts. Increases in the allowance are primarily based on the level of Installment Contracts, historical loss experience and, to a lesser extent, current economic conditions, operating practices and other factors which management deems relevant. Losses on securitized Installment Contracts are limited to amounts recorded as investment in the subordinated trust certificates and amounts due under Securitizations.

         Insurance Commissions. Insurance commissions increased by $367, or 25.2%, from $1,456 in 1994 to $1,823 in 1995, primarily as the result of a 59.8% increase in Installment Contract originations from branch offices. However, commissions on the sale of Ancillary Products have decreased as a percentage of total revenues from 1994 to 1995 due to MSF's decision in July of 1995 to discontinue offering guaranteed asset protection ("GAP") policies. Also, in the fall of 1995, MSF reduced emphasis on selling other Ancillary Products in an effort to make the offerings more favorable to automobile dealers without increasing credit risk to MSF. MSF anticipates that as a percentage of total revenue, commission income will continue to decrease in the coming years since it anticipates that portfolio growth will come primarily from the regional marketing program, from which MSF retains no commission on the sale of Ancillary Products.

         Gains on Securitizations. Gains on Securitizations increased by $4,580, or 183.8%, from $2,492 in 1994 to $7,072 in 1995. This increase was attributable to MSF's increase of 157.1% in total Installment Contracts sold under Securitizations from $35,004 in 1994 to $90,000 in 1995, and an overall improvement in efficiencies due primarily to the larger size of the 1995 Securitization. The 1995 gain on the Securitization was reduced by $1,250 of realized losses on hedging transactions and is net of a valuation allowance of approximately $1,184.

         Service Fee Income. Service fee income increased by $716, or 58.0%, from $1,235 in 1994 to $1,951 in 1995, due primarily to the 49.2% increase in the average balance of securitized Installment Contracts being serviced by MSF.

         Other Income. Other income increased by $133, or 21.2%, from $627 in 1994 to $760 in 1995 due primarily to a 59.8% increase in the dollar volume of Installment Contracts originated through branch offices, which was partially offset by a 38.7% decrease in title fee income in several branch offices and certain nonrecurring items in 1994.

         Operating Expenses. Operating expenses increased $2,751, or 41.8%, from $6,589 in 1994 to $9,340 primarily due to a 43.7% growth of average employees from 1994 to 1995. In addition, MSF had increased expense related to the additional reporting requirements commencing after the completion of its initial public offering during 1995.

         Net Income. Net income increased by $2,116, or 48.3%, from $4,385 in 1994 to $6,501 in 1995. The increase was primarily the result of a 35.7% increase in the number of Installment Contracts purchased during the year and the large increase in the gain on Securitization of $4,580 from $2,492 in 1994 to $7,072 in 1995.

         Quarterly Financial Data and Earnings

         During 1996, MSF experienced a significant deterioration of portfolio performance as shown by the increase in delinquencies quarter over quarter. As a result of this deterioration, during the third and fourth quarters of 1996 and the first quarter of 1997, MSF increased the provision for losses on Installment Contracts to $7.0 million,$12.5 million, and $4.3 million, respectively. Also, as a result of higher losses during 1996, MSF recorded a provision for possible losses on repossessed automobiles of $2.8 million at year end. A valuation allowance was not previously considered necessary because of MSF's insurance arrangement with MS Casualty. However, at year end, the policy limits had been reached. In addition, at December 31, 1996, MSF recorded a provision for impairment of amounts due under securitizations of $3.0 million. This provision was deemed necessary because of the deterioration of the performance of MSF's sold portfolio. These increases resulted in a large net loss for both the third and fourth quarters.

         During the third and fourth quarters of 1995, MSF did complete a $90.0 million Securitization which resulted in MSF recognizing a gain on sale of $5.4 million in the third quarter and $1.7 million during the fourth quarter.

         The following tables set forth selected consolidated financial data and earnings information for MSF on a quarterly basis for 1995, 1996 and the first quarter of 1997.

                                                    THREE MONTHS THREE MONTHS THREE MONTHS THREE MONTHS THREE MONTHS
                                                        ENDED        ENDED        ENDED        ENDED       ENDED
                                                       3/31/96     6/30/96      9/30/96      12/31/96      3/31/97
                                                    ------------------------------------------------ ---------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Number of contracts acquired during
    period (not in thousands)                             3,149        3,366        2,898         939          109
Principal amount of contracts acquired
    during period                                      $ 32,339     $ 34,979     $ 32,543   $  10,967     $  1,279

Net Managed Portfolio - end of period                  $133,277     $150,024     $163,837   $ 130,371     $104,966
Net Managed Portfolio - average
    during period                                      $126,008     $142,106     $157,769   $ 149,848     $117,595
Average principal balance of securitized
    Installment Contracts during period                $ 93,520     $ 78,120     $ 64,399   $  52,807     $ 40,041
Average principal balance of owned
    Installment Contracts during period                $ 30,887     $ 62,071     $ 91,948   $ 104,138     $ 82,279

Net interest income before loss provisions             $  1,290     $  2,535     $  2,821   $   2,962     $  2,245
Net interest spread                                    $  1,272     $  2,511     $  2,809   $   2,946     $  2,232

Provision for possible losses on
    installment contracts                              $    250     $    331     $  7,009   $  12,513     $  4,342
Provision for impairment of amounts
    due under securitizations                               --           --            --    $  3,000           --
Provisions for possible losses
    on repossessed automobiles                              --           --            --    $  2,800           --

Net income (loss)                                      $   (360)    $    142      $(3,986)   $(17,810)     $(5,042)
Net income (loss) per share                            $  (0.03)    $   0.01      $ (0.38)     $(1.71)     $  (.48)
Weighted average shares outstanding                      10,452       10,856       10,427      10,428       10,430

Delinquency rate - end of period (1)                       7.5%         8.3%        18.0%       19.3%        10.1%
Loss rate - annualized average for the period(1)           1.1%         1.1%         0.3%       22.0%        19.4%

Total assets                                            $78,178     $108,987     $130,037    $101,435     $ 91,015
Notes payable                                           $26,500      $60,000     $ 83,000     $75,813     $ 71,442
Total liabilities                                       $34,779      $65,428     $ 90,459     $79,681     $ 73,852
Stockholder's equity                                    $43,399      $43,559     $ 39,578     $21,754     $ 17,163

                                                  THREE MONTHS      THREE MONTHS    THREE MONTHS     THREE MONTHS
                                                     ENDED             ENDED           ENDED            ENDED
                                                    3/31/95          6/30/95         9/30/95          12/31/95
                                               --------------------------------------------------- -----------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Number of contracts acquired during
    during period (not in thousands)                    2,375             2,726           1,709            1,958
Principal amount of contracts
    acquired during period                           $ 23,421          $ 26,394        $ 16,942        $  20,216

Net Managed Portfolio - end of
    period                                           $ 98,629          $110,984        $112,407         $120,318
Net Managed Portfolio - average
    during period                                    $ 93,102          $105,040        $111,966         $115,903
Average principal balance of
    securitized Installment
    Contracts during period                          $ 38,616          $ 33,152        $ 45,405         $ 93,618
Average principal balance of owned
    Installment Contracts during period              $ 53,667          $ 72,023        $ 86,843         $ 23,080

Net interest income before loss provisions           $  2,024          $  2,751        $  3,117         $  1,070
Net interest spread                                  $  2,018          $  2,749        $  3,090         $  1,005

Provision for possible losses on
    installment contracts                            $    159          $    357        $    171         $    139
Provision for impairment of amounts
    due under securitizations                              --                --              --               --
Provision for possible losses
    on repossessed automobiles                             --                --              --               --

Net Income                                           $    595          $    781        $  4,306         $    819
Earnings per share                                   $   0.06          $   0.08        $   0.40         $   0.07
Weighted average shares outstanding                     9,332             9,332          10,882           11,227

Delinquency rate - end of period (1)                     5.1%              6.9%            9.1%            12.6%
Loss rate - annualized average for the period(1)         0.7%              0.6%            2.0%             1.5%

Total assets                                         $ 77,474          $ 97,122        $ 51,939         $ 49,718
Notes payable                                        $ 51,793          $ 70,543              --               --
Total liabilities                                    $ 58,776          $ 77,642        $  6,653         $  4,734
Stockholders' equity                                 $ 18,698          $ 19,480        $ 45,286         $ 44,984

-----------------------------
(1) Percentages are based on the gross amount scheduled to be paid on each Installment Contract, including unearned finance charges and other charges.

         Installment Contract Loss Experience

         On all installment contracts with a purchase date on or prior to July 1, 1996, dealers purchased repossession loss insurance from MS Casualty, an insurance company rated A- by A.M. Best & Co. For these contracts, MS Casualty retains the premiums paid by dealers and is obligated to pay MSF up to $7,000 per vehicle upon repossession of the financed vehicle for claims made under the policies; provided, however, that MS Casualty's aggregate liability for all repossession losses during any policy year may not exceed the product of $600 and the number of automobiles contracted during that policy year. At the end of 1996, substantially all amounts available under the insurance arrangement with MS Casualty have been recovered by the Company. Effective July 1, 1996, MSF discontinued repossession loss insurance and began retaining this premium, which averaged $729 per Installment Contract and 6.43% of the amount financed.. Accordingly, MSF will be bearing all of the risks of loss on installment contacts originated subsequent to July 1, 1996. Through the first quarter of

1997, MSF has experienced increased delinquency, losses and repossessions, as shown in the following credit loss/repossession experience and delinquency tables. As a result of higher losses and delinquencies, MSF substantially increased its allowance for possible losses on Installment Contracts during the third and fourth quarters of 1996 and the first quarter of 1997.

         MSF regularly reviews the adequacy of its allowance for possible losses on installment contracts. This allowance is set at a level considered to be adequate to cover the expected future losses on the existing installment contract portfolio after taking into account reserves and available loss limits of MS Casualty for outstanding contracts. Increases in the allowance are primarily based on the level of installment contracts, increases in delinquency trends, historical loss experience and, to a lesser extent, current economic conditions, operating practices and other factors which management deems relevant.

         MSF's charge-off policy is based on a contract-by-contract review of delinquent installment contracts. MSF generally charges off an installment contract at the time the collateral is repossessed and sold at auction, although certain installment contracts may be charged-off sooner if management determines them to be uncollectible. Also, beginning in December 1996, any account which reaches 150 days contractually delinquent is charged off.

         The following table summarizes MSF's Installment Contract and repossession loss experience:

                                                           CREDIT LOSS/REPOSSESSION EXPERIENCE (1)
                                               --------------------------------------------------------------
                                                                                          THREE       THREE
                                                    YEAR ENDED DECEMBER 31,              MONTHS      MONTHS
                                               ---------------------------------         ENDED       ENDED
                                                  1994        1995        1996           3/31/96     3/31/97
                                               -------     --------     --------        --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Average Gross Managed Portfolio                $95,826     $139,959     $192,765        $163,583     $165,431
Average month-end number of
    Installment Contracts                        9,907       13,693       17,749          16,200       15,105
Repossessions settled as a percentage of
    average month-end number of
    Installment Contracts outstanding (2)         7.7%        11.2%        17.3%           3.74%        8.59%

Gross Charge-offs (3)                          $ 2,288     $  6,355     $ 21,336        $  2,920     $  9,059
Recoveries (4)                                     417          407          405             112          951
Claim Payments from MS Casualty (5)              1.315        4,200        9,288           2,378           68
                                               -------     --------     --------        --------     --------

Net Charge-offs (6)                            $   556     $  1,748     $ 11,643        $    430     $  8,040
                                               =======     ========     ========        ========     ========

Net Charge-offs as a percentage of average
    gross Managed Portfolio outstanding           0.6%         1.2%         6.0%            1.1%        19.4%
                                                  ====         ====         ====            ====        =====

Experience refund (7)                          $   900     $   --       $  --           $     --     $     --

--------------------------

(1) All amounts and percentages are based on the gross amount scheduled to be paid on each Installment Contract, including unearned finance charges and other charges. The information in the table includes Installment Contracts previously sold through Securitizations which MSF continues to service.
(2) Repossessions settled as a percentage of average month-end number of Installment Contracts outstanding have not been annualized for the quarters presented.
(3) Gross charge-offs include principal, late charges, and repossession expenses and are net of insurance (other than repossession loss insurance) claims and rebates and proceeds from the sale of repossessed financed vehicles.
(4)      Recoveries are collections net of attorney fees and court costs.
(5) Refers to claims paid for repossession losses under the MS Casualty repossession loss insurance policies maintained on the vehicles under Installment Contracts, net of recoveries.
(6) Net charge-offs equal gross charge-offs minus recoveries and insurance claim payments.
(7) Represents amounts refunded to MSF pursuant to its agreement with MS Casualty which allows MSF to recapture any profits from positive underwriting experience after paying an administrative fee on the repossession loss insurance policies.

         Installment Contract Delinquency Experience

         MSF considers an Installment Contract to be delinquent if the borrower fails to make any payment in full on or before the due date as specified by the terms of the Installment Contract. MSF typically initiates contact with borrowers whose payments are not received by the due date within eight days of the due date. The period-end delinquencies on MSF's Gross Managed Portfolio set forth in the table below are not necessarily representative of average delinquencies during the periods indicated.

                                                    Delinquency Experience at December 31,
                                -----------------------------------------------------------------------------
                                                            (dollars in thousands)
                                                  1994                      1995                       1996
                                ------------------------   ------------------------  ------------------------
                                 Number of                  Number of                 Number of
                                 Contracts      Amount      Contracts      Amount     Contracts        Amount
                                 ---------      ------      ---------      ------     ---------        ------
Owned Installment Contracts
Portfolio                           4,925       $55,349         1,310      $18,428      8,140        $115,318
     Period of delinquency
           31-60 days                 134         1,336            60          629        753          10,634
           61-90 days                  45           475            28          304        356           5,055
          91-119 days                  18           231            27          266        168           2,444
        120 days or more               35           393           131        1,660        205           2,983
                                   ------       -------       -------      -------      -----        --------
      Total delinquencies             232         2,435           246       $2,859      1,482         $21,116
                                   ======       =======       =======      =======      =====        ========
 Total delinquencies as a
    percent of the portfolio         4.7%          4.4%         18.8%        15.5%      18.2%           18.3%
                                   ======       =======       =======      =======      =====        ========

 Securitized Installment
 Portfolio                          5,979       $56,506        13,195     $135,000      7,424         $55,592
     Period of delinquency
           31-60 days                 189         1,965         1,001       10,461        785           6,103
           61-90 days                  77           923           242        2,813        296           2,437
          91-119 days                  22           250           153        1,839        175           1,620
        120 days or more               44           514           118        1,307        172           1,695
                                   ------       -------       -------      -------      -----        --------
      Total delinquencies             332         3,652         1,514      $16,420      1,428         $11,855
                                   ======       =======       =======      =======      =====        ========
 Total delinquencies as a
    percent of the portfolio         5.6%          6.5%         11.5%         12.2%      19.2%          21.3%
                                   ======       =======        ======       =======     ======       ========


                                                         DELINQUENCY EXPERIENCE AT MARCH 31,
                                           --------------------------------------------------------------
                                                                 (DOLLARS IN THOUSANDS)
                                                        1996                             1997
                                           -----------------------------      ---------------------------
                                           Number of          Amount          Number of         Amount
                                           Contracts      (in thousands)      Contracts     (in thousands)
                                           ---------                          ---------
Owned Installment Contracts
Portfolio                                    4,244           $62,388            7,411          $94,813
    Period of delinquency
         31-60 days                             99             1,380              397            5,188
         61-90 days                             41               461              123            1,709
     91 days or more                            69               759              211            3,020
                                            ------          --------            -----          -------
    Total delinquencies                        209           $ 2,600              731          $ 9,917
                                            ======          ========            =====          =======
Total delinquencies as a
    percent of the portfolio                  4.9%              4.2%             9.9%            10.5%
                                            ======          ========            =====          =======
Securitized Installment Contracts

Portfolio                                   11,727          $110,402            5,743          $39,799
    Period of delinquency
         31-60 days                            469             4,825              200            1,542
         61-90 days                            224             2,402               87              724
         91 days or more                       285             3,050              143            1,467
                                            ------          --------            -----          -------
    Total delinquencies                        978          $ 10,277              430          $ 3,733
                                            ======          ========            =====          =======
Total delinquencies as a
    percent of the portfolio                  8.3%              9.3%             7.5%             9.4%
                                            ======          ========            =====          =======

         Delinquent contracts and gross charge-offs increased throughout 1996. Though MSF worked diligently to reduce those trends, turnover in the customer service department, management and staff have impeded MSF's ability to rehabilitate delinquent loans and thus have resulted in higher delinquencies, repossessions and chargeoffs. In addition, management of MSF believes there has been a general deterioration in the credit quality for nonprime consumer credit obligations as is evidenced by national trends in delinquencies for those consumers.

         MSF has taken numerous steps to improve its delinquency ratios and charge-offs. During 1996, MSF adopted a new, more stringent credit scoring system and tightened its credit standards. In July, MSF installed a credit scoring system developed by independent consultants. This scoring system was developed with historical information based on the performance of loans that MSF purchased from January 1, 1993 through June 30, 1994. This system incorporated demographic information of the customer and places heavy emphasis on the previous and current credit history of the application. Each applicant was required to meet a minimum qualifying score and satisfy normal underwriting criteria. Changes made to the credit criteria included reducing advance rates on new vehicles from 115% to 100% of invoice plus tax, title, and license, reducing the payment to income ratio from 25% to 20% of gross income, allowing only 50% of any manufacturer's rebate to apply to the down payment, and tieing the term of Installment Contracts more tightly to minimum NADA trade-in values and certain mileage restrictions.

         In the first quarter of 1997, MSF changed its underwriting criteria to match those of Search. The changes included requiring a minimum annual income of $12,000, increasing the maximum debt to income ratio from 42% to 50% of gross income, requiring a three-year traceable residence and employment history, requiring each applicant to have a minimum high credit of $1,000 paid or paying satisfactorily within the last twelve months and eliminating all vehicles with more than 80,000 miles or which are older than six years.

         During the third quarter of 1996, MSF's management reorganized certain functional areas and reassigned responsibilities to place more emphasis on collection efforts. During October 1996, MSF opened a second customer service office in Mobile, Alabama. Management believes this customer service office will allow MSF to hire more experienced personnel. As a result of these steps, along with an increased level of repossessions and chargeoffs, MSF's delinquency has decreased from 19.3% at December 31, 1996 to 10.1% at March 31, 1997.

         Pursuant to the terms of MSF's Securitization Trusts, once average delinquencies exceed 10% on the 1994 Securitization and 12% on the 1995 Securitization for any two consecutive months, MSF could be replaced as servicer. MSF exceeded these amounts at August 31, 1996 for the 1994 and 1995 Securitization. Delinquencies reached a high of 16.2% for the 1994 Securitization at December 31, 1996 and 21.6% for the 1995 Securitization at October 31, 1996.

Liquidity and Capital Resources (dollars in thousands, except as noted)

         General. MSF requires capital primarily for the purchase of Installment Contracts and for working capital. In the past, MSF has financed these requirements with borrowing under a revolving credit facility and warehouse facility and through MSF's Securitization program.

         During 1996, MSF suffered substantial losses and, accordingly, substantial reductions in stockholders' equity. These negative financial trends resulted from material increases in delinquencies and losses on owned and serviced Installment Contracts. As a result, MSF is facing a severe liquidity problem because of (i) the lack of availability of funds under MSF's revolving credit facility; (ii) the termination of MSF's warehouse facility;
(iii) MSF's inability to complete a Securitization in 1996; and (iv) the delay of payments to MSF under MSF's prior Securitization programs. MSF has been unable to solve its liquidity problems and, on February 7, 1997, executed the Merger Agreement with Search, which, if consummated, will result in MSF becoming a wholly-owned subsidiary of Search, and MSF's former stockholders becoming stockholders of Search. If the Merger with Search is not consummated, MSF will likely be forced to liquidate its portfolio of Installment Contracts through normal collections and/or sales and cease operating as a going concern, unless alternative financing sources are available to MSF.

         Cash Flows From Operating, Investing and Financing Activities. As shown on the Consolidated Statements of Cash Flows, cash and cash equivalents increased by $566 in 1996, to $1,454 at December 31, 1996. The increase reflected $74,597 net cash provided by financing activities, primarily from increased borrowings under MSF's Revolving Credit Facility, and $4,645 net cash provided by operating activities, offset by $78,676 net cash used in investing activities. The net cash used in investing activities was primarily $109,796 in Installment Contracts purchased, offset by $15,595 in repayment on Installment Contracts and the $14,427 proceeds from sale of Installment Contracts. The net cash provided by operating activities of $4,645 includes net income (loss), adjusted for various noncash charges to income, as well as changes in certain balance sheet items. Cash and cash equivalents increased to $4,296 at March 31, 1997 principally due to a decrease in the volume of Installment Contracts purchased.

         Revolving Credit Facility. The revolving credit facility, which provides funds to purchase Installment Contracts and for working capital, previously consists of a three-year revolving facility of up to $45.0 million and a 364-day revolving facility of up to $45.0 million. If not extended or renewed, the 364-day facility could have been converted into a two-year term facility. The maximum amount available under the revolving credit facility was limited to a borrowing base principally consisting of 90% of the net adjusted amount of eligible Installment Contracts. The revolving credit facility is secured by substantially all of MSF's assets other than the accounts owned by MS Auto Receivables Company.

         As of May 31, 1997, MSF had an outstanding balance of $65.1 million on the MSF Revolving Credit facility bearing a rate of interest of 9.5%.

         In November 1996, MSF advised its lenders that it was in default under certain covenants under the agreements governing the revolving credit facility. Effective December 16, 1996, MSF and its lenders reached an agreement to amend these agreements. The amended agreements redefined eligible loans and reduced the advance rate from 90% to 85% of eligible loans. The amendments obligated MSF to make certain mandatory prepayments by January 31, 1997, increased the interest rate and imposed a $562,500 restructuring fee. The lenders agreed to extend the prepayment date to February 7, 1997. On February 19, 1997, the lenders, Search and MSF entered into a letter agreement specifying the terms of certain agreements that the parties agreed to execute and deliver (the "Term Sheet"). In addition, the lenders consented to the execution by MSF of the Merger Agreement and the consummation of the transactions contemplated therein. The provisions of the Term Sheet were incorporated into an amended loan agreement which was further amended as of May 15, 1997.

         Under the Term Sheet, as amended, Search, MSF and the lenders agreed to amend the agreements governing the revolving credit facility pending consummation of the Merger to provide that MSF's obligations will be payable in full on the earlier of August 15, 1997, the facility Termination Date or the closing date of the Merger. The amount of the advances under the revolving credit facility were reduced from $90,000,000 to $75,000,000. Advances will only be made for Installment Contracts that comply with Search's underwriting criteria, are within an agreed cash budget and are purchased from dealers in the ordinary course of business. MSF will be required to reduce the revolving credit facility by the amount of any proceeds from income tax refunds, and any prepayments from federal income tax refunds will permanently reduce the amount of the MSF Revolving Credit facility. The lenders also required the establishment of a lock box account for collection of the proceeds from MSF's receivables, with all proceeds to be applied as a mandatory prepayment of the facility on a daily basis. MSF is required to maintain the effectiveness of its collection operations in Ridgeland, Mississippi and Mobile, Alabama. MSF may continue to sell Installment Contracts originated by it prior to the Merger to Search in accordance with its December 12, 1996, letter agreement with Search Funding Corp. Search may also lend money to MSF for the purpose of purchasing Installment Contracts by MSF, but this indebtedness, and any liens in favor of Search on the Installment Contracts purchased by MSF with these funds, will be subordinated to the indebtedness represented by, and the liens securing, the revolving credit facility. The Term Sheet also specifies that any material amendments to the Merger Agreement will require the prior written consent of the lenders. If the Merger is terminated for any reason, Search will be obligated, if requested by the lenders, to service MSF's receivables for a period of 90 days following the termination, and Search will purchase all receivable acquired by MSF since the effective date of the amendments to the revolving credit facility. The Term Sheet also specifies that Search and Merger Sub must agree to enter into certain additional amendments to the revolving credit facility to be effective at the Effective Time of the Merger.

         On the closing date of the Merger, under the Term Sheet, the agreements governing the revolving credit facility will be amended to provide that MSF will have available a revolving credit facility in an aggregate amount equal to the outstanding principal balance of all of the receivables on such date. Search will agree to guarantee MSF's obligations to repay the facility. Under the amended facility, MSF will be entitled to receive additional advances to the extent of any difference between the borrowing base, as determined from time to time, and the outstanding principal balance of the amended facility. These advances may be used to pay operating expenses in the ordinary course of business and the purchase cost of new Installment Contracts. The loan will bear interest at prime plus one percent per annum and will terminate on the earlier of the first anniversary of the Effective Time, any prepayment in full of the loan and any date on which the lenders accelerate payment of the facility at which time all outstanding balances will be payable in full. MSF will make principal payments on the amended facility on a weekly basis in an amount equal to all collections with respect to its motor vehicle receivables and repossessed vehicles. All proceeds will be deposited in a lock box or blocked account collaterally assigned to the lenders. On the six-month anniversary of the Effective Time, the commitment under the facility will be permanently reduced by $25,000,000 plus a proportionate reduction of certain "over advance" amounts owed by MSF at the Effective Time. MSF must repay the outstanding balance to the extent it exceeds the reduced commitment amount. Any proceeds from restructuring of MSF's existing securitizations or from income tax refunds must be employed as mandatory prepayments of the loan and will permanently reduce the commitment amount. Mandatory prepayments must also be made in the amount of any proceeds from sales or other dispositions of Installment Contracts and other collateral. MSF will be required to deliver weekly borrowing base certificates. If the outstanding principal balance of the loan exceeds the borrowing base, MSF will be required to make additional prepayments or cause additional eligible receivables to be transferred to MSF for inclusion in the borrowing base, in either case, in an amount sufficient to eliminate the excess. The facility will be secured by a first priority security interest in all of MSF'S assets. If, upon termination of the facility, any balance remains outstanding, MSF has agreed to pay the lenders a refinancing fee equal to five percent of the outstanding balance on such debt. In addition, MSF has agreed to pay to the lenders a $350,000 fee on the earlier of the full repayment of the amended facility, the termination of the facility is subject to the following conditions: (i) consummation of the Merger; (ii) receipt of all necessary consents and approvals from all third parties for the consummation of the Merger and the execution of the amendments to the revolving credit facility, and (iii) receipt of all necessary consents and approvals from Search's exiting lenders and of any reasonably required intercreditor agreements.

         Warehouse Facility. MSF, through a special purpose subsidiary, established a $50.0 million structured "warehouse" revolving credit securitization facility.

         The warehouse facility was structured like a Securitization. However, unlike a typical Securitization, (i) the Installment Contracts sold are not intended to be held to maturity but are instead to be "warehoused" for up to 12 months pending their later sale in a Securitization, (ii) the pass-through interest rate is floating, and (iii) MSF's sale of the Installment Contracts is accounted for as a financing rather than a sale.

         Loans made pursuant to the warehouse facility are insured by Financial Security Assurance, Inc. ("FSA").

         In September 1996, FSA advised MSF that it would not insure any loans made pursuant to the warehouse facility on terms which were acceptable to MSF, effectively terminating the availability of this facility. See "MS Financial Inc.--Legal Proceedings" for a description of certain claims made against MSF for fees payable under the warehouse facility.

         Securitization Programs. In 1992, MSF began selling interests in pools of its Installment Contracts to investors through the issuance of triple-A rated, asset-backed securities. The net proceeds from these periodic Securitizations were generally used to pay down outstanding loans under the revolving credit facility and the warehouse facility, thereby making such facilities available for the purchase of additional Installment Contracts. During 1994 and 1995, MSF securitized $35.0 million and $90.0 million, respectively, of MSF's Installment Contracts, for an aggregate of $125.0 million. The average APR on Installment Contracts securitized in 1994 and 1995 was approximately 20.6%.

         In each of its Securitizations, MSF sold its Installment Contracts to a special purpose subsidiary corporation ("SPC"), which then sold the Installment Contracts to a newly formed grantor trust in exchange for certificates of beneficial interests in the trust. In the 1994 Securitization, the certificates consisted of $1.75 million in subordinated certificates retained by MSF and $33.25 million in senior certificates sold to investors. MSF did not retain any portion of the certificates issued in connection with the Securitization closed in 1995. The holders of such certificates are entitled to a proportionate amount of monthly principal reductions in the underlying Installment Contracts and interest at a fixed pass-through rate each month. As a credit enhancement for each Securitization, FSA issued an insurance policy which guarantees principal and interest payments due to the holders of that portion of the certificates sold to investors. MSF services the Installment Contracts sold to the trust and receives a monthly fee at a base rate of 3.75% per annum, plus certain late fees, prepayment charges and similar fees received on securitized Installment Contracts. The service fee of 3.75% is considered reasonable based on the expense of servicing subprime Installment Contracts.

         The Securitization transactions allow MSF to repurchase loans when the balances have been reduced to a level not greater than 10% of the original pool balance.

         Gains from the sale of Installment Contracts in Securitizations have provided a significant portion of MSF's revenues. SFAS No. 77 requires that the gain be calculated as the difference between the sales price and the net receivables, less any necessary accrual for recourse provisions. The specific methodology for the gain calculation for these transactions is provided by EITF Issue No. 88-11 and is described as follows: (i) sales price for any senior certificates is calculated as the proceeds received; and (ii) the recorded investment in the loans is the net carrying value under the simple interest methodology and is allocated between the senior and subordinate certificates based on the relative fair values of those portions at the date of sale. If excess servicing is retained, a portion of the recorded investment is allocated to excess servicing based on its relative fair value.

         To allocate the recorded investment in the loans, the fair value of the senior certificates is determined to be the sales price. The fair value of the subordinate certificates is determined based on the original terms of the portion retained, estimating prepayments and discounting such cash flows using a discount rate which reflects the term, risk and other considerations. The fair value of the excess servicing is calculated (i) using cash flow projections of payments to be received assuming prepayments, (ii) less payments to the senior certificate holders, (iii) less payments for servicing fee, standby servicing fee and surety premiums to the certificate insurer, (iv) plus an estimate of interest to be earned on the collection account and subordination spread account and (v) less payment to the subordinate certificate holders.

         Prepayment levels used in the original projections for MSF's Securitizations were 1.5 ABS (absolute prepayment speed). This estimate was derived by MSF's financial advisors based on historical performance of similar loans. MSF's tracking models were updated monthly for actual performance within each Securitization. The formulae in the models would recalculate the projections continuing to apply the 1.5 ABS assumption to future months. Although MSF did not recalculate a revised prepayment speed, per se, at December 31, 1996, adjustments were made to the 1995-1 Securitization model to incorporate the faster prepayment speeds observed in the life cycles of the three prior Securitization models.

         The interest rate paid to investors in MSF's Securitizations was fixed upon the close of each Securitization and ranged from 4.66% on 1993-1, to 6.75% on 1994-1, to 6.2% on 1995-1.

         The collection account and subordination spread account are trustee accounts for the accumulation of funds until remittance in accordance with terms of the agreement. Cash flows after payment of the senior certificates and after payment of fees and expenses are used to fund a subordination spread account held by the trustee. This account is provided for the benefit of the certificate insurer and would be used by the trustee to fund any shortfalls to the senior certificate holders. Once this account is funded, all remaining cash goes to MSF as collections on subordinate certificates and as interest differential. At the end of the Securitization, the funds in the subordination spread account go to MSF. The fair value of cash flows is calculated using the expected net cash flows to MSF, discounted at a rate of approximately 12%.

         Once the recorded investment in the loans has been allocated, gain is recorded as the difference between the sales price for the senior certificates and the allocated basis in the senior certificates. The subordinate certificates are recorded at their allocated basis, and the excess servicing is recorded at its allocated basis. Prior to January 1, 1997, the subordinated certificates and the excess servicing were carried by MSF in its financial statements at their historical cost. Since MSF's adoption of SFAS No. 125 effective January 1, 1997, these assets are carried at their fair value. MSF also nets expenses incurred in the Securitization against the gain calculation.

         In MSF's financial statements, the subordinated certificates are classified as "Retained portion of contracts sold in securitizations", the excess servicing (interest differential) and cash used to fund the collateral accounts are classified as "amounts due under securitizations." The simple interest balance of installment contracts sold is removed from installment contracts owned and shown as installment contracts sold in Note 4 to MSF's Consolidated Financial Statements. From the income statement side, the gain on sale is shown as such on the income statement, and earnings from the retained subordinated certificates and amounts due under securitizations are classified as interest and fee income on installment contracts and securitizations. MSF does not recognize earnings on amounts due under securitizations until cash is received by MSF.

         As disclosed in Note 5 to MSF's Consolidated Financial Statements, MSF is contingently liable on the securitized receivables for losses attributable to default. In accordance with SFAS No. 77, MSF accrues those estimated losses at the time the loans are sold. In MSF's financial records, those losses affect MSF's ability to fully collect the amounts shown in Note 4 as retained portion of installment contracts sold and amounts due under securitizations. However, as disclosed in Note 5, such risk of accounting loss does not exceed amounts recorded as assets in the consolidated balance sheet. Nonetheless, when MSF believes that amounts to be received are less than the recorded amount of the asset based on discounted cash flows, an impairment loss is taken and the asset written down.

         In 1996, MSF exceeded certain delinquency and loss triggers in the outstanding Securitizations. As a consequence, excess cash flow otherwise payable to MSF from the Securitizations was retained within the Securitizations as additional collateral for the certificate holders. Pursuant to the terms of the Securitization documents, in October 1996 FSA increased the premiums on the policies issued to insure the certificates. Because of the violation of the delinquency and loss triggers, FSA has the right to remove MSF as servicer.

         In September 1996, FSA advised MSF that it would not insure the MSF Securitization planned for September, and MSF was unable to complete a Securitization in 1996.

         Loan Sales. During November 1996, MSF sold approximately $15 million in loans to Search for approximately $14.4 million. $13.5 million of the proceeds were used to reduce the balance outstanding under the revolving credit facility. During the first quarter of 1997, MSF sold Installment Contracts of $728 thousand to Search for $689 thousand. MSF has no continuing interest in these loans or loan repurchase obligations.

         Interest Rate Exposure and Hedging Strategy. Increase in interest rates generally result in increases in MSF's expenses and, to the extent not offset by increases in the volume of Installment Contracts purchased, can lead to decreases in profitability. MSF's borrowings under the revolving credit facility and the warehouse facility are at variable rates. Installment Contracts bear interest at fixed rates which are generally at or near the maximum rates permitted by law. Higher interest rates increase MSF's borrowing costs, and such increased borrowing costs generally cannot be offset by increases in the rates with respect to Installment Contracts purchased.

         Historically, other than pursuant to Securitizations, MSF had not entered into hedging transactions to limit its exposure to short-term interest rate fluctuations. In 1995, however, MSF entered into $80.0 million notional amount of U.S. Treasury interest rate futures contracts that closely paralleled the average life and the net amount of the senior certificates issued to investors in connection with the 1995 Securitization. The accumulated loss on the contracts of $1.25 million was paid at the settlement of the contracts and included in the measurement of the gain on the Securitization transaction.

Inflation

         Increase in inflation generally results in higher interest rates. Higher interest rates generally result in increases in MSF's expenses and, to the extent not offset by increases in the volume of or interest rates of Installment Contracts purchased, can lead to decreases in its profitability, as described above.

Seasonality and Quarterly Fluctuations

         Although MSF's operations do not fluctuate seasonally or quarterly, its revenues and net income have, historically, been higher in the quarters in which it completes a Securitization. However, no assurances can be made that MSF's revenue and net income will be higher in future periods in which MSF completes a Securitization.

SELECTED FINANCIAL DATA

         Certain selected financial data for MSF appears under the captions "Summary--Selected Historical and Pro Forma Consolidated Financial and Operating Data" and "Summary--Comparative Per Share Data" in this Joint Proxy Statement/Prospectus.

FINANCIAL STATEMENTS

         The audited consolidated financial statements of MSF and its subsidiary for the years ended December 31, 1994, 1995 and 1996, together with the report of KPMG Peat Marwick L.L.P. thereon dated February 24, 1997 and notes thereto, are included as Annex D to this Joint Proxy Statement/Prospectus. The unaudited consolidated financial statements of MSF and its subsidiary for the periods ended March 31, 1997 and 1996 are included in Annex D to this Joint Proxy Statement/Prospectus.

PRINCIPAL AND OTHER STOCKHOLDERS OF MSF

         The following table sets forth certain information regarding beneficial ownership of MSF Common Stock, as of March 10, 1997, by (i) each director of MSF, (ii) MSF's executive officer, (iii) each person known to MSF to be the beneficial owner of more than 5% of the outstanding MSF Common Stock, and (iv) all directors and executive officers of MSF as a group. Unless otherwise indicated, the persons named below have, to the knowledge of MSF, sole voting and investment power with respect to the shares beneficially owned by them.

NAME OF BENEFICIAL OWNER                              NUMBER OF SHARES       PERCENT OF CLASS
------------------------                              ----------------       ----------------
MS Diversified Corporation                               4,320,000 (1)              41.4%
715 South Pear Orchard Road
Suite 400
Ridgeland, Mississippi 39157

Golder, Thoma, Cressey, Rauner, Inc.                     3,720,000 (2)              35.7%
6100 Sears Tower
Chicago, Illinois 60606

James B. Stuart, Jr.                                         4,680 (3)                  *
Philip A. Canfield                                           3,000 (3)                  *
Carl Herrin                                                  1,000                   (3)*

Harold A. Hogue                                             33,838 (4)                  *
Robert P. Plummer                                            1,500 (5)                  *
Reed Bramlett                                                1,000 (3)                  *
Bruce L. Miller                                              1,000 (6)                  *
Carl D. Thoma                                                1,000 (3)                  *
Vann R. Martin                                             116,926 (7)               1.1%
All directors and executive officers as a group
     (9 persons)                                           163,944                   1.5%

-----------------------------------
*        Indicates less than 1%.
(1) Includes 3,070,000 shares held by MS Financial Services, Inc., a wholly-owned subsidiary of MSD.
(2) Represents shares held by Golder Thoma Cressey Rauner Fund IV, L.L.P. ("GTCR IV"). Golder, Thoma, Cressey, Rauner, Inc. serves as the general partner of Golder, Thoma, Cressey, Rauner IV, L.L.P., which in turn serves as the general partner of GTCR IV.
(3) Includes or represents options to purchase 1,000 shares at $12 per share.
(4) Includes options to purchase 1,000 shares at $7.3125 per share and options to purchase 19,558 shares at $2.50 per share.
(5)      Includes options to purchase 1,000 shares at $5.25 per share.
(6)      Represents options to purchase 1,000 shares at $5.25 per share.
(7) Includes options to purchase 15,645 shares at $12 per share and 95,820 shares at $2.50 per share.

MANAGEMENT OF MSF

         Business Experience. MSF's sole remaining executive officer, Vann R. Martin, President and Chief Operating Officer, will continue as an executive officer of MSF following the Merger and is expected to be appointed Executive Vice President of Search. Mr. Martin, age 41, has been with MSF and its predecessors since inception and has served as President and Chief Operating Officer of MSF and its immediate predecessor since 1989.

         One director of MSF, James B. Stuart, Jr., MSF's Chairman of the Board, will be appointed as a director of Search following the Merger. Mr. Stuart, age 69, has served as President and Chief Executive Officer of MSD since December 1995. From 1983 to December 1995, he served as Senior Vice President of MSD and President of MS Loan Center, Inc., a consumer loan subsidiary of MSD.

         Compensation. The following table sets forth the compensation paid by MSF for services rendered for the fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994, to Mr. Martin.

                           SUMMARY COMPENSATION TABLE


                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                ------------
                                                    ANNUAL COMPENSATION          SECURITIES      ALL OTHER
                                              ------------------------------     UNDERLYING     COMPENSATION
    NAME AND PRINCIPAL POSITION                YEAR  SALARY ($)   BONUS ($)    OPTIONS (#) (1)      ($)(2)
    ---------------------------                ----  ----------   ---------    ----------------------------------
    Vann R. Martin                             1996    131,827       --              --             7,000
    President and Chief Operating Officer      1995    120,000    48,000(3)        97,780           7,870
                                               1994    100,000    40,000           146,664          7,750

----------------------------------
(1) Under the Employee's Equity Incentive Plan, Mr. Martin was granted options for the purchase of (a) up to 146,664 shares of MSF Common Stock at an exercise price of $2.50 per share in 1994, (b) up to 19,556 shares of MSF Common Stock, respectively, at an exercise price of $2.50 per share in January 1995, and (c) up to 78,224 shares of MSF Common Stock at an exercise price of $12.00 per share in July 1995.
(2) Reflects amounts contributed by MSF under MSF's Profit Sharing 401(k) Plan and Trust paid by MSF and/or its subsidiaries, plus director's fees paid by a subsidiary of MSF.
(3) Bonus for 1995 services was paid in 1996. No bonus was earned for 1996.

         Exercisability of Options at Fiscal Year End. The following table sets forth information concerning the number of unexercised stock options held by Mr. Martin at December 31, 1996. No options were exercised by Mr. Martin in 1996 or were "in-the-money" at December 31, 1996.

                       AGGREGATE FISCAL YEAR END OPTIONS

                                                            NUMBER OF
                                                      SECURITIES UNDERLYING
                                                           UNEXERCISED
                                                       OPTIONS AT FY-END(#)
                                                       --------------------
                     NAME                           EXERCISABLE/UNEXERCISABLE
                     ----                           -------------------------
                   Vann R. Martin                       78,222/166,222


         Employment Agreement. MSF's amended and restated employment agreement with Mr. Martin provides that he will be entitled to receive an annual base salary of $120,000, subject to periodic increases by the Board of Directors, and will be eligible for an annual bonus of up to 40% of his annual base salary. In addition, he is also eligible to participate in all present and future fringe benefit plans of MSF including option, profit-sharing, insurance and similar plans. The employment agreement with Mr. Martin states that he will be provided with one year of severance pay in the event he is terminated or resigns with good reason following a change of control of the Company. Further, the employment agreement provides that he will be prohibited from competing with the business of MSF during the period he is receiving severance pay. The employment agreement shall continue until his earlier death, retirement at age 65, removal or permanent disability.


                                 LEGAL MATTERS

         The validity of the issuance of the shares of Search Common Stock to be issued in connection with the Merger will be passed upon for Search by Bracewell & Patterson, L.L.P., Dallas, Texas. Haynes & Boone, L.L.P., special counsel to MSF, will render an opinion with respect to certain federal income tax consequences of the Merger. See "The Merger--Certain Federal Income Tax Considerations."

                                    EXPERTS
         The consolidated financial statements set forth in Annex E to this Joint Proxy Statement/Prospectus for the fiscal year ended March 31, 1997, the transition period ended March 31, 1996 and the fiscal year ended September 30, 1995 have been audited by BDO Seidman, LLP, independent auditors, as stated in their report, included in Annex E, given on their authority as experts in accounting and auditing.

         The financial statements of DACC, as of and for the three months ended March 31, 1996 and as of and for the fiscal year ended December 31, 1995, set forth in Annex F to this Joint Proxy Statement/Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their reports, included in Annex F given upon the authority of that firm as experts in accounting and auditing.

         The consolidated financial statements of MSF and subsidiaries as of December 31, 1996 and December 31, 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996 consolidated financial statements of MSF contains an explanatory paragraph that states that MSF's material increases in delinquencies and losses on owned and serviced installment contracts, substantial net loss and reduced availability of financing raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

               STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

         Stockholders who intend to present proposals at Search's 1997 Annual Meeting of Stockholders, which Search currently expects to hold in July 1997, are required to deliver their proposals to Search at its principal executive offices a reasonable time before the solicitation of proxies for that meeting is made, for inclusion in the proxy statement and form of proxy relating to that meeting. All proposals must comply with the applicable requirements of the federal securities laws and Search's Bylaws.

                                 OTHER MATTERS

         MSF's Board does not intend to bring any matters before the MSF Special Meeting other than those specifically set forth in the Notice of Special Meeting and it does not know of any matters to be brought before the MSF Special Meeting by others. If any other matters properly come before the MSF Special Meeting, it is the intention of the persons named in the accompanying proxies to vote such proxies in accordance with the judgment of the MSF Board.

         Search's Board does not intend to bring any matters before the Search Special Meeting other than those specifically set forth in the Notice of Special Meeting and it does not know of any matters to be brought before the Search Special Meeting by others. If any other matters properly come before the Search Special Meeting, it is the intention of the persons named in the accompanying proxies to vote such proxies in accordance with the judgment of the Search Board.

                                                                         ANNEX A





                             AGREEMENT AND PLAN OF
                                     MERGER

                                  BY AND AMONG

                          SEARCH CAPITAL GROUP, INC.,

                       SEARCH CAPITAL ACQUISITION CORP.,

                                      AND

                              MS FINANCIAL, INC.,

                          DATED AS OF FEBRUARY 7, 1997

                               TABLE OF CONTENTS


1.     PLAN OF REORGANIZATION   . . . . . . . . . . . . . . . . . . . . . . .  1
       1.1.   The Merger.   . . . . . . . . . . . . . . . . . . . . . . . . .  1
              (a)    The Merger   . . . . . . . . . . . . . . . . . . . . . .  1
              (b)    Effects of the Merger  . . . . . . . . . . . . . . . . .  1
              (c)    Certificate of Incorporation   . . . . . . . . . . . . .  1
              (d)    Bylaws   . . . . . . . . . . . . . . . . . . . . . . . .  1
              (e)    Directors and Officers   . . . . . . . . . . . . . . . .  2
       1.2.   Conversion of Securities  . . . . . . . . . . . . . . . . . . .  2
              (a)    Capital Stock of Newco   . . . . . . . . . . . . . . . .  2
              (b)    Cancellation of Certain Shares of Capital Stock of MS
                     Financial  . . . . . . . . . . . . . . . . . . . . . . .  2
              (c)    Conversion of Capital Stock of MS Financial  . . . . . .  2
              (d)    Maximum and Minimum Exchange Ratio   . . . . . . . . . .  2
              (e)    Adjustment of Exchange Ratio   . . . . . . . . . . . . .  2
              (f)    Fractional Shares  . . . . . . . . . . . . . . . . . . .  2
              (g)    Adjustments for Financial Changes  . . . . . . . . . . .  3
              (h)    Adjustment of Exchange Ratio   . . . . . . . . . . . . .  4
       1.3.   Exchange of Certificates  . . . . . . . . . . . . . . . . . . .  4
              (a)    Exchange Agent   . . . . . . . . . . . . . . . . . . . .  4
              (b)    Exchange Procedures  . . . . . . . . . . . . . . . . . .  4
              (c)    Distributions with Respect to Unexchanged Shares of MS
                     Financial Stock  . . . . . . . . . . . . . . . . . . . .  4
              (d)    Termination of Exchange Fund   . . . . . . . . . . . . .  5
              (e)    No Liability   . . . . . . . . . . . . . . . . . . . . .  5
              (f)    Withholding Rights   . . . . . . . . . . . . . . . . . .  5
              (g)    No Further Ownership Rights in Capital Stock of MS
                     Financial  . . . . . . . . . . . . . . . . . . . . . . .  5
              (h)    Lost, Stolen or Destroyed Certificates   . . . . . . . .  5
       1.4.   Stock Transfer Books  . . . . . . . . . . . . . . . . . . . . .  5
       1.5.   Stock Options and Other Rights to MS Financial Stock  . . . . .  5
       1.6.   Dissenting Shares   . . . . . . . . . . . . . . . . . . . . . .  6

2.     CLOSING.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
       2.1.   Certificate of Merger Filing; Closing Time  . . . . . . . . . .  6
       2.2.   Documents to be Delivered at Closing by MS Financial  . . . . .  6
       2.3.   By Search/Newco   . . . . . . . . . . . . . . . . . . . . . . .  7

3.     REPRESENTATIONS AND WARRANTIES OF MS FINANCIAL   . . . . . . . . . . .  8
       3.1.   Due Organization  . . . . . . . . . . . . . . . . . . . . . . .  8
       3.2.   Authorization; Validity   . . . . . . . . . . . . . . . . . . .  8
       3.3.   No Conflicts  . . . . . . . . . . . . . . . . . . . . . . . . .  8
       3.4.   Permits and Intangibles   . . . . . . . . . . . . . . . . . . .  9
       3.5.   Capital Stock of the Company  . . . . . . . . . . . . . . . . .  9
       3.6.   Transactions in Capital Stock   . . . . . . . . . . . . . . . .  9
       3.7.   Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . 10
       3.8.   Predecessor Status; etc.  . . . . . . . . . . . . . . . . . . . 10
       3.9.   Spin-off by the Company   . . . . . . . . . . . . . . . . . . . 10
       3.10.  Financial Statements  . . . . . . . . . . . . . . . . . . . . . 10
       3.11.  SEC Filings   . . . . . . . . . . . . . . . . . . . . . . . . . 10
       3.12.  Liabilities and Obligations   . . . . . . . . . . . . . . . . . 11
       3.13.  Accounts and Notes Receivable   . . . . . . . . . . . . . . . . 11
       3.14.  Finance Contracts   . . . . . . . . . . . . . . . . . . . . . . 12
       3.15.  Offices, FTC; Warranties  . . . . . . . . . . . . . . . . . . . 13
       3.16.  Environmental Matters   . . . . . . . . . . . . . . . . . . . . 13
              (a)    Hazardous Material   . . . . . . . . . . . . . . . . . . 13
              (b)    Hazardous Materials Activities   . . . . . . . . . . . . 13

              (c)    Permits  . . . . . . . . . . . . . . . . . . . . . . . . 14
              (d)    Environmental Liabilities  . . . . . . . . . . . . . . . 14
       3.17.  Real and Personal Property  . . . . . . . . . . . . . . . . . . 14
       3.18.  Significant Car Dealers, Material Contracts and Commitments   . 14
       3.19.  Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . 15
       3.20.  Compensation; Employment Agreements   . . . . . . . . . . . . . 15
       3.21.  Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . 15
       3.22.  Employee Matters  . . . . . . . . . . . . . . . . . . . . . . . 16
       3.23.  Conformity with Law; Litigation   . . . . . . . . . . . . . . . 16
       3.24.  Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
       3.25.  Government Contracts  . . . . . . . . . . . . . . . . . . . . . 17
       3.26.  Absence of Changes  . . . . . . . . . . . . . . . . . . . . . . 17
       3.27.  Bank Accounts Powers of Attorney  . . . . . . . . . . . . . . . 19
       3.28.  Relations with Governments  . . . . . . . . . . . . . . . . . . 19
       3.29.  Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . 19
       3.30.  Opinion of Financial Advisor  . . . . . . . . . . . . . . . . . 19
       3.31.  Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . 19
       3.32.  Brokers   . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
       3.33.  Absence of Claims Against Company   . . . . . . . . . . . . . . 19
       3.34.  Complete Copies of Materials  . . . . . . . . . . . . . . . . . 19
       3.35.  Compliance with Laws of Delaware  . . . . . . . . . . . . . . . 20
       3.36.  Hart-Scott-Rodino Filing  . . . . . . . . . . . . . . . . . . . 20
       3.37.  Review of Search  . . . . . . . . . . . . . . . . . . . . . . . 20

4.     REPRESENTATIONS OF SEARCH AND NEWCO  . . . . . . . . . . . . . . . . . 20
       4.1.   Due Organization  . . . . . . . . . . . . . . . . . . . . . . . 20
       4.2.   Authorization; Validity of Obligations  . . . . . . . . . . . . 20
       4.3.   No Conflicts; Required Filings and Consents   . . . . . . . . . 21
       4.4.   Permits and Intangibles   . . . . . . . . . . . . . . . . . . . 21
       4.5.   Capitalization of Search and Ownership of Search Stock  . . . . 21
       4.6.   SEC Filings; Financial Statements   . . . . . . . . . . . . . . 22
       4.7.   Absence of Certain Changes or Events  . . . . . . . . . . . . . 23
       4.8.   Conformity with Law; Litigation   . . . . . . . . . . . . . . . 23
       4.9.   Ownership of Newco; No Prior Activities   . . . . . . . . . . . 23
       4.10.  Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . 23
       4.11.  Brokers   . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
       4.12.  Transactions in Capital Stock   . . . . . . . . . . . . . . . . 24
       4.13.  Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . 24
       4.14.  Complete Copies of Materials  . . . . . . . . . . . . . . . . . 24
       4.15.  Hart-Scott-Rodino Filing  . . . . . . . . . . . . . . . . . . . 24
       4.16.  Review of Company   . . . . . . . . . . . . . . . . . . . . . . 24
       4.17.  Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

5.     COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
       5.1.   Access to Information; Confidentiality  . . . . . . . . . . . . 25
       5.2.   Conduct of Business by MS Financial   . . . . . . . . . . . . . 26
       5.3.   Prohibited Activities   . . . . . . . . . . . . . . . . . . . . 26
       5.4.   No Solicitation of Transactions   . . . . . . . . . . . . . . . 27
       5.5.   Notification of Certain Matters   . . . . . . . . . . . . . . . 28
       5.6.   Cooperation in Obtaining Required Consents and Approvals  . . . 28
       5.7.   Tax Returns   . . . . . . . . . . . . . . . . . . . . . . . . . 28
       5.8.   Registration Statement; Proxy Statement   . . . . . . . . . . . 28
       5.9.   Stockholders Meetings   . . . . . . . . . . . . . . . . . . . . 29
       5.10.  Appropriate Action; Consents; Filings   . . . . . . . . . . . . 30
       5.11.  Obligations of Newco  . . . . . . . . . . . . . . . . . . . . . 30
       5.12.  Public Announcements  . . . . . . . . . . . . . . . . . . . . . 31

       5.13.  Delivery of SEC Documents   . . . . . . . . . . . . . . . . . . 31
       5.14.  Further Action  . . . . . . . . . . . . . . . . . . . . . . . . 31
       5.15.  Indemnification   . . . . . . . . . . . . . . . . . . . . . . . 31
       5.16.  Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . 32
       5.17.  Tax Reorganization  . . . . . . . . . . . . . . . . . . . . . . 33
       5.18.  Search Stock  . . . . . . . . . . . . . . . . . . . . . . . . . 33
       5.19.  Directorship  . . . . . . . . . . . . . . . . . . . . . . . . . 33

6.     CONDITIONS TO THE MERGER.  . . . . . . . . . . . . . . . . . . . . . . 33
       6.1.   Conditions to the Obligations of Each Party   . . . . . . . . . 33
       6.2.   Conditions to the Obligations to Search and Newco   . . . . . . 34
              (a)    Representations and Warranties; Performance
                     of Obligations   . . . . . . . . . . . . . . . . . . . . 34
              (b)    No Litigation  . . . . . . . . . . . . . . . . . . . . . 34
              (c)    Consents and Approvals   . . . . . . . . . . . . . . . . 34
              (d)    Cold Comfort Letter  . . . . . . . . . . . . . . . . . . 34
              (e)    Bank Financing   . . . . . . . . . . . . . . . . . . . . 34
              (f)    Insurance  . . . . . . . . . . . . . . . . . . . . . . . 34
       6.3.   Conditions to the Obligations of MS Financial   . . . . . . . . 35
              (a)    Representations and Warranties; Performance
                     of Obligations   . . . . . . . . . . . . . . . . . . . . 35
              (b)    No Litigation  . . . . . . . . . . . . . . . . . . . . . 35
              (c)    Consents and Approvals   . . . . . . . . . . . . . . . . 35

7.     GENERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
       7.1.   Termination   . . . . . . . . . . . . . . . . . . . . . . . . . 35
       7.2.   Effect of Termination   . . . . . . . . . . . . . . . . . . . . 36
       7.3.   Cooperation   . . . . . . . . . . . . . . . . . . . . . . . . . 36
       7.4.   Successors and Assigns  . . . . . . . . . . . . . . . . . . . . 36
       7.5.   Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . 36
       7.6.   Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . 37
       7.7.   Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . . 37
       7.8.   Specific Performance; Remedies  . . . . . . . . . . . . . . . . 37
       7.9.   Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
       7.10.  Governing Law   . . . . . . . . . . . . . . . . . . . . . . . . 38
       7.11.  Severability  . . . . . . . . . . . . . . . . . . . . . . . . . 38
       7.12.  Absence of Third Party Beneficiary Rights   . . . . . . . . . . 38
       7.13.  Mutual Drafting   . . . . . . . . . . . . . . . . . . . . . . . 39
       7.14.  Further Representations   . . . . . . . . . . . . . . . . . . . 39
       7.15.  Amendment; Waiver   . . . . . . . . . . . . . . . . . . . . . . 39
       7.16.  Survival of Certain Clauses   . . . . . . . . . . . . . . . . . 39

8.     DEFINITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39

                          AGREEMENT AND PLAN OF MERGER

       THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made as of February 7, 1997, by and among (i) Search Capital Group, Inc., a Delaware corporation ("Search"), (ii) Search Capital Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Search ("Newco"), and (iii) MS Financial, Inc., a Delaware corporation ("MS Financial").

                                   BACKGROUND

       A. MS Financial is a Mississippi-based consumer finance company engaged in the financing and servicing of non-prime automobile installment loans; and

       B. The respective Boards of Directors of Search, Newco and MS Financial deem it advisable and in the best interests of Search, Newco and MS Financial and their respective stockholders that Newco merge with and into MS Financial (the "Merger") pursuant to this Agreement and the applicable provisions of the Delaware Statutes.

       C. This Agreement is intended as a plan of reorganization within the provisions of Section 368(a) of the Code.

       D.     Some of the capitalized terms set forth below are defined in
Article 8 below.

       NOW, THEREFORE, in consideration of the foregoing premises, which are incorporated herein by reference, and of the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by all parties, the parties hereto, intending to be legally bound, agree as follows:

1.     PLAN OF REORGANIZATION.

       1.1.   The Merger.

              (a) The Merger. At the Effective Time, Newco shall be merged with and into MS Financial pursuant to this Agreement and the Delaware Statutes, the separate corporate existence of Newco shall cease and MS Financial shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

              (b) Effects of the Merger. The Merger shall have the effects provided therefor by the Delaware Statutes. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time
       (i) all the rights, privileges, powers and franchises, of a public as well as of a private nature, and all property, real and personal, and all debts due on whatever account, including without limitation subscriptions to shares, and all other choses in action, and all and every other interest of or belonging to or due to MS Financial or Newco, shall be vested in the Surviving Corporation without further act or deed, and all property, rights and privileges, powers and franchises and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of MS Financial and Newco immediately prior to the Effective Time, and (ii) all debts, liabilities, duties and obligations of MS Financial and Newco shall be the debts, liabilities, duties and obligations of the Surviving Corporation.

              (c) Certificate of Incorporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of MS Financial shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the terms of the Certificate of Incorporation of the Surviving Corporation and the Delaware Statutes.

              (d) Bylaws. From and after the Effective Time, the Bylaws of Newco as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the terms of the Bylaws and Certificate of Incorporation of the Surviving Corporation and the Delaware Statutes.





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
              (e) Directors and Officers. The directors of Newco immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each such director to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until a successor to such director is elected and has qualified or until such director's death, resignation, removal or disqualification. The officers of Newco immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each such officer to hold office in accordance with the Bylaws of the Surviving Corporation until a successor to such officer is duly elected or appointed and qualified, or until such officer's death, resignation, removal or disqualification.

       1.2. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Search, Newco, MS Financial or any stockholder of Newco or MS Financial, the shares of capital stock of each of Newco and MS Financial shall be converted as follows:

              (a) Capital Stock of Newco. Each share of Newco Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

              (b) Cancellation of Certain Shares of Capital Stock of MS Financial. All shares of capital stock of MS Financial that are owned directly or indirectly by Search, Newco, MS Financial or the Subsidiary of MS Financial immediately prior to the Effective Time (as treasury shares or otherwise) shall be canceled and no stock of Search or other consideration shall be delivered in exchange therefor.

              (c) Conversion of Capital Stock of MS Financial. Subject to Sections 1.2 (d), (e), (f), (g) and (h), each share of MS Financial Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled pursuant to Section 1.2(b) and Dissenting Shares, if any), shall automatically be canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive that number of shares of Search Common Stock as equals the Exchange Ratio. At the Effective Time, all such shares of MS Financial Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the shares of Search Common Stock to which such holder is entitled under this Section 1.2(c).

              (d) Maximum and Minimum Exchange Ratio. Notwithstanding the provisions of Section 1.2(c) above and except for any adjustment made pursuant to Sections 1.2(e), (g) and (h) in no event will the Exchange Ratio exceed 0.46 or be less than 0.34.

              (e) Adjustment of Exchange Ratio. Subject to the provisions of Section 5.18 hereof, if, between the date of this Agreement and the Effective Time, the outstanding shares of Search Common Stock, or, subject to compliance with Section 5.3 below, MS Financial Stock, shall have been changed into a different number of shares, or a different class, by reason of any reclassification, recapitalization, split up, stock dividend, stock combination or exchange of shares, then the Exchange Ratio shall be correspondingly adjusted.

              (f) Fractional Shares. No certificates or scrip evidencing fractional shares of Search Common Stock shall be issued, but in lieu thereof each holder of shares of MS Financial Stock who would otherwise be entitled to receive a fraction of a share of Search Common Stock shall, at the option of Search, either receive from Search an amount of cash equal to the Valuation Period Market Value multiplied by Exchange Ratio multiplied by the fraction of a share of Search Common Stock to which such holder would otherwise be entitled, as soon as practicable after the Effective Time, or the Exchange Agent shall sell in the open market all such fractional share interests, as agent of the holder, and remit such proceeds to the holder. If Search elects to have the Exchange Agent sell such fractional shares, Search shall pay all brokers' commissions associated with such sales.





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
              (g)    Adjustments for Financial Changes.

                     (i) Notwithstanding the provisions of Sections 1.2(c) and (d), the Per Share Amount and the maximum and minimum Exchange Ratio figures in Section 1.2(d) shall be adjusted as set forth in Section 1.2(g)(ii) if, at the Effective Time, the unaudited financial statements of MS Financial for the last month ending before the Effective Time (provided, however, that if the Effective Time is on or before the 15th day of a month, then the unaudited financial statements for the second month before the Effective Time shall govern) (the "Most Recent Financial Statements")) prepared in accordance with GAAP and MS Financial's past practice but adjusting stockholders' equity in accordance with (A), (B) and (C) below (as so adjusted, the "Adjusted Stockholders' Equity"), show that stockholders' equity is less than the stockholders' equity shown on the Current Balance Sheet.

                            (A) The actual stockholders' equity reflected on the balance sheet included in the Most Recent Financial Statements (the "Adjustment Balance Sheet") shall be adjusted to reflect (1) that no decrease in stockholders' equity shall be made for the aggregate $2,995,500 in costs shown on Schedule 1.2(g), (2) no increase in the amount of stockholders' equity shall be made for the first $2,300,000 of income tax refunds in excess of $4,000,000, and (3) no decrease in stockholders' equity shall be made for the payments required by Section 5.16(f) below. The actual stockholders' equity on the Adjustment Balance Sheet shall be further adjusted in the event that KPMG requires any changes to stockholders' equity as a result of requiring changes in the "Allowance for Losses" account shown on the Current Balance Sheet, but adjusted for unearned discount (as so adjusted, "Allowance for Losses") against the "Notes Receivable --C.A.R.S." account shown on the Current Balance Sheet, but adjusted for unearned discount (as so adjusted, "Net Managed Receivables"). In the event of a KPMG required change, no increase in such Allowance for Losses shall be subtracted from stockholders' equity and no decrease in such Allowance for Losses shall be added to stockholders' equity. (As reflected in the Current Balance Sheet, the Allowance for Losses was $12,567,932 against Net Managed Receivables of $132,742,638, for a ratio of 9.5%.)

                            (B) If the Delinquency Rate Percentage for the month to which the Most Recent Financial Statements relate exceeds by 25% or more the Delinquency Rate Percentage for December 1996 (which was 19.3%), stockholders' equity shall be adjusted by an amount equivalent to 50% of the income statement net after tax effect of charging off all Finance Contracts reflected in the "Notes Receivable -- C.A.R.S." account that are 91 days or more contractually past due, first, by charging the Allowance for Losses shown on the Adjustment Balance Sheet for the dollar amount of such charge-offs and, second, by debiting the Provision for Losses account on the statement of income included in the Most Recent Financial Statement (the "Adjustment Income Statement") by an amount sufficient to restore the ratio of the Allowance for Losses (less the amount of additional changes required by KPMG as of December 31, 1996 as discussed in paragraph (A) above) to Net Managed Receivables to 9.5%.

                            (C) If, for the period between January 1, 1997 and the end of the month to which the Most Recent Financial Statements relate, the total amount of Net Managed Receivables charged off, and that should have been charged off, by MS Financial (other than charge-offs made pursuant to paragraph (B) above) according to GAAP and MS Financial's general accounting practices in place between July 1, 1996 and December 31, 1996, exceeds $7 million, stockholders' equity shall be adjusted by an amount equivalent to 50% of the income statement net after tax effect of debiting the Provision for Losses account on the Adjustment Income Statement by an amount sufficient to restore the ratio of the Allowance for Losses (less the amount of additional changes required by KPMG as of December 31, 1996 as discussed in paragraph (A) above) to Net Managed Receivables to 9.5%.

                     (ii) The formula for calculating the Per Share Amount adjustment is as provided in this Section 1.2(g)(ii). If the Adjusted Decrease in Stockholders' Equity (as defined below) is $2,100,000 or less, no adjustment to the Per Share Amount shall be made. If the Adjusted Decrease in Stockholders' Equity is more than $2,100,000 but less than $3,100,000, then 50% of such decrease shall be applied to the following calculation of the Adjusted Per Share Amount. If the Adjusted Decrease in Stockholders' Equity is $3,100,000 or more, then 100% of such decrease shall be applied to the following calculation of the Adjusted Per Share Amount. For purposes of this Section 1.2(g), "Adjusted Decrease in Stockholders' Equity" shall be equal to stockholders equity as shown on the Current Balance Sheet less the Adjusted Stockholders' Equity multiplied by the applicable percentage (50% or 100%) required by the foregoing; provided, that the Adjusted Decrease in Stockholders' Equity shall be zero if the Adjusted Stockholders' Equity is greater than the stockholders' equity on the Current Balance Sheet. The dollar amount of the Adjusted Decrease in Stockholders' Equity shall then be divided by the total number of shares of MS Financial Stock to be exchanged in the Merger, the resulting decimal number shall be subtracted from the otherwise applicable Per Share Amount, and the resulting figure shall become the adjusted Per Share Amount (the "Adjusted Per Share Amount") to be used in the Merger. The formula for calculating the adjusted maximum and minimum Exchange Ratio figures is as follows: the figures in Section 1.2(d) shall be multiplied by a fraction, the numerator of which is the Adjusted Per Share Amount and the denominator of which is the Per Share Amount prior to any adjustment.

              (h) Adjustment of Exchange Ratio. In the event that the adjustments provided for in Section 1.2(g) are made, the Adjusted Per Share Amount (rounded to the nearest hundredth of a share) shall replace the Per Share Amount in the calculation of the Exchange Ratio to be made pursuant to the definition of Exchange Ratio.

       1.3.   Exchange of Certificates.

              (a) Exchange Agent. At or before the Effective Time, Search shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of MS Financial Stock, for exchange in accordance with this Article 1, through the Exchange Agent, the Exchange Fund. The Exchange Agent shall, pursuant to instructions from Search, deliver the Search Common Stock and any cash contemplated to be distributed pursuant to this Article 1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

              (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Search will instruct the Exchange Agent to mail to each holder of record of a Certificate, (i) a letter of transmittal which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Search may reasonably specify and (ii) instructions for use in effecting the surrender of such holders' Certificates in exchange for certificates evidencing shares of Search Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the Certificate so surrendered shall forthwith be cancelled. Subject to Section 1.3(h), under no circumstances will any holder of a Certificate be entitled to receive any part of the Merger Consideration until such holder shall have surrendered such Certificate. In the event of a transfer of ownership of shares of MS Financial Stock which is not registered in the transfer records of MS Financial, the Merger Consideration may be paid in accordance with this Article 1 to the transferee if the Certificate evidencing such shares of MS Financial Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.3(b) (but subject to Section 1.3(h)), each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration. No interest shall be paid on the Merger Consideration.

              (c) Distributions with Respect to Unexchanged Shares of MS Financial Stock. No dividends or other distributions declared or made after the Effective Time with respect to Search Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Search Common Stock constituting the Merger Consideration with respect to such unsurrendered Certificate, until the holder of such Certificate shall surrender such Certificate to the Exchange Agent (or Search, after termination of the Exchange Fund in accordance with Section 1.3(d)). Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of such Certificate, in addition to the Merger Consideration, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the whole shares of Search Common Stock constituting the Merger Consideration, with respect to such Certificate.

              (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of MS Financial Stock for one year after the Effective Time shall be delivered to Search, upon demand and, subject to Section 1.3(e), any holders of MS Financial Stock who have not theretofore complied with this Article 1 shall thereafter look only to Search for the Merger Consideration to which they are entitled.

              (e) No Liability. Neither Search nor the Surviving Corporation shall be liable to any holder of shares of MS Financial Stock for any shares of Search Common Stock or cash (or dividends or distributions with respect thereto), delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

              (f) Withholding Rights. Search shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of MS Financial Stock such amounts as Search is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Search, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of MS Financial Stock in respect of which such deduction and withholding was made by Search.

              (g) No Further Ownership Rights in Capital Stock of MS Financial. All Merger Consideration issued or paid upon the conversion of shares of MS Financial Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of MS Financial Stock.

              (h) Lost, Stolen or Destroyed Certificates. In the event any Certificate(s) shall have been lost, stolen or destroyed, the Exchange Agent shall cause payment of the Merger Consideration to be made in exchange for such lost, stolen or destroyed Certificate(s) upon the making of an affidavit of that fact by the holder thereof; provided, however, that Search may, in its reasonable discretion and as a condition precedent thereto, require the owner of such lost, stolen or destroyed Certificate(s) to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Search with respect to the Certificate(s) alleged to have been lost, stolen or destroyed.

       1.4. Stock Transfer Books. At the Effective Time, the stock transfer books of MS Financial shall be closed and there shall be no further registration of transfers of shares of MS Financial Stock thereafter on the records of MS Financial. If, after the Effective Time, Certificates are presented to MS Financial for any reason, they shall be canceled and exchanged as provided in Section 1.3.

       1.5.   Stock Options and Other Rights to MS Financial Stock.

              (a) All Company Options outstanding at the Effective Time shall remain outstanding following the Effective Time. At the Effective Time, the Company Options shall, by virtue of the Merger and without any further action on the part of MS Financial or the holder thereof, be assumed by Search in such manner that Search (i) is a corporation "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code or (ii) to the extent that Section 424 of the Code does not apply to any such Company Options, would be such a corporation were Section 424 of the Code applicable to such Company Options. From and after the Effective Time, all references to MS Financial in the MS

       Financial Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Search, which shall have assumed the MS Financial Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Option assumed by Search shall be exercisable upon the same terms and conditions as under the applicable MS Financial Stock Option Plan and the applicable option agreement issued thereunder, except that (A) each such Company Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Search Common Stock (rounded up or down to the nearest whole share) equal to the number of shares of MS Financial Stock subject to such Company Option multiplied by the Exchange Ratio, and (B) the option price per share of Search Common Stock shall be an amount equal to the option price per share of MS Financial Stock subject to such Company Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent). No payment shall be made for fractional interests.

              (b) The MS Financial Employee Stock Purchase Plan shall be canceled in accordance with its terms immediately prior to the Effective Time.

       1.6.   Dissenting Shares.

              (a) Notwithstanding any provision of this Agreement to the contrary, and only in the event that a stockholder of MS Financial is entitled to exercise rights under Section 262 of the Delaware Statutes with respect to the Merger, then any Dissenting Shares held by such holder shall not be converted into or represent the right to receive the Merger Consideration. If stockholders of MS Financial are not entitled to exercise rights under Section 262 of the Delaware Statutes with respect to the Merger, this Section 1.6 shall be inapplicable. A holder of Dissenting Shares shall be entitled to receive payment of the fair value of such holder's Dissenting Shares in accordance with the provisions of Section 262 of the Delaware Statutes, except that all shares of MS Financial Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of MS Financial Stock under Section 262 of the Delaware Statutes shall not be considered Dissenting Shares and shall be governed by the provisions of this Agreement applicable to the conversion of MS Financial Stock other than Dissenting Shares.

              (b) MS Financial shall give Search (i) prompt notice upon receipt by MS Financial, at any time prior to the Effective Time, of any demand for appraisal of shares of MS Financial Stock in accordance with
       Section 262 of the Delaware Statutes and withdrawals of any such notice and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Section 262 of the Delaware Statutes. MS Financial shall not, except with the prior written consent of Search, or as required by the Delaware Statutes, make any payment with respect to any demands for the appraisal of shares of MS Financial Stock or offer to settle or settle any such demands.

2.     CLOSING.

       2.1. Certificate of Merger Filing; Closing Time. As promptly as practicable, and in no event later than the first business day following the satisfaction or, if permissible, waiver of the conditions set forth in Article 6 (or such other date as may be agreed upon in writing by the parties hereto), the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger"), together with any required officers' certificates and/or other required filings, with the Secretary in such form as is required by, and executed in accordance with, the relevant provisions of the Delaware Statutes. The Merger shall become effective at the Effective Time. Immediately prior to the filing of the Certificate of Merger, the Closing will be held at the offices of Search in Dallas, Texas, or such other place as the parties may agree.

       2.2. Documents to be Delivered at Closing by MS Financial. At the Closing the following documents, in a form satisfactory to Search, acting reasonably, and fully executed by the appropriate party or parties thereto, shall be delivered to Search by MS Financial:

              (a) A Closing Certificate signed by the President of MS Financial stating (i) that the representations and warranties in Article 3 of this Agreement are true and correct in all material respects as of the Closing, with corrections to any representations and warranties that have changed since the date of this Agreement, (ii) that all of the terms, covenants, agreements and conditions of this Agreement and such Related Documents required to be complied with, performed or satisfied by MS Financial prior to the Closing have been complied with, performed or satisfied by MS Financial in all material respects.

              (b) Copies of the resolutions adopted by the Board of Directors of MS Financial and the stockholders of MS Financial authorizing the execution and delivery of this Agreement and the consummation of the Transactions, duly certified as of the Closing by the Secretary of MS Financial;

              (c) Corporate good standing certificates dated within ten (10) days of Closing of MS Financial and its Subsidiary, with respect to each state in which either MS Financial or its Subsidiary does business or is qualified to do business, and incumbency certificates for MS Financial and its Subsidiary dated as of the Closing Date;

              (d) All consents or approvals required to (i) avoid default under any material contracts to which MS Financial or any of its Subsidiaries is a party, or (ii) avoid any penalties imposed by any Governmental Authority and (iii) to consummate the Transactions;

              (e) Evidence of the cancellation of the MS Financial Employee Stock Purchase Plan;

              (f) The Most Recent Financial Statements, together with all other information necessary to make the calculations provided for in
       Section 1.2(g) and (h);

              (g) All other documents required to be delivered by MS Financial which are listed on the Closing Checklist;

              (h) The resignations of all of the existing officers and directors of MS Financial's Subsidiary and the resignations of the directors of MS Financial; and

              (i) The certification by MS Financial's Secretary on this Agreement pursuant to Section 251 of the Delaware Statutes stating that a majority of the outstanding stock of MS Financial entitled to vote on this Agreement has been voted for the adoption of this Agreement.

       2.3. By Search/Newco. At the Closing, the following documents, in a form satisfactory to MS Financial, acting reasonably, and fully executed by the appropriate party or parties thereto, shall be delivered to MS Financial by Search and Newco:

              (a) Closing Certificates for Search and Newco signed by their Presidents stating (i) that the representations and warranties in
       Article 4 of this Agreement are true and correct in all material respects as of the Closing, with corrections to any representations and warranties that have changed since the date of this Agreement, and (ii) that all of the terms, covenants, agreements and conditions of this Agreement and the Related Documents required to be complied with, performed or satisfied by Search and Newco, respectively, prior to the Closing, have been complied with, performed or satisfied by Search and Newco in all material respects, provided that if any change is made based upon the occurrence of a Search Material Adverse Effect, MS Financial shall have the rights set out in Section 7.1 of this Agreement.

              (b) Copies of the resolutions adopted by the Boards of Directors of Search and Newco authorizing the execution and delivery of this Agreement and the consummation of the Transactions, duly certified as of the Closing by the Secretary of Search and Newco, respectively;

              (c) Corporate good standing certificates from the State of Delaware for Search and Newco, each such certificate dated within ten
       (10) days of Closing, and an incumbency certificate for each of Search and Newco dated as of the Closing Date;

              (d) All consents or approvals required to (i) avoid default under any material contracts to which Search or Newco is a party or (ii) avoid any penalties imposed by any Governmental Authority and (iii) consummate the Transactions;

              (e) All other documents required to be delivered by Search or Newco which are listed on the Closing Checklist;

              (f) Written evidence reasonably satisfactory to MS Financial that the Exchange Agent has been given instructions regarding the issuance of shares of Search Common Stock pursuant to this Agreement and has been provided with cash sufficient to make payment for fractional shares as required by this Agreement or is authorized to accumulate fractional shares and sell same in accordance with Section 1.2(f); and

              (g) The certification by Newco's Secretary on this Agreement pursuant to Section 251 of the Delaware statutes stating that a majority of the outstanding stock of Newco entitled to vote on this Agreement has been voted for the adoption of this Agreement.

3.     REPRESENTATIONS AND WARRANTIES OF MS FINANCIAL.

       To induce Search and Newco to enter into this Agreement and consummate the Transactions, MS Financial represents and warrants to Search and Newco as set forth below.

       3.1. Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company has the requisite corporate power to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Schedule 3.1, contains a list of all jurisdictions in which the Company is authorized or qualified to do business as a foreign corporation. The Company has delivered to Search true, complete and correct copies of the Restated Certificate of Incorporation and Bylaws of the Company. The Restated Certificate of Incorporation and Bylaws are in full force and effect and have not been amended, modified, revoked, terminated or cancelled or in any other manner varied from the documents delivered to Search. The Company's Restated Certificate of Incorporation and Bylaws are collectively referred to as the "MS Charter Documents." The Company has made available to Search true, complete and correct sets of the minute books of the Company, and the copies thereof delivered to Search are complete and accurate copies of all materials included therein for the periods covered thereby. The Company is not in violation of any provision of the MS Charter Documents.

       3.2. Authorization; Validity. The Company has all requisite corporate power and authority to execute and deliver this Agreement and all of the agreements and documents referred to on the Closing Checklist (the "Related Documents") to which the Company is a party and, with respect to the Merger, upon the adoption of this Agreement by MS Financial's stockholders in accordance with this Agreement, the Related Documents and the Delaware Statutes, to perform its obligations pursuant to the terms of this Agreement and all of the Related Documents to which the Company is a party and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Related Documents to which the Company is a party and the performance by the Company of its obligations under this Agreement and such Related Documents have been duly and validly authorized by the Board of Directors of the Company and by all other necessary corporate action other than adoption of this Agreement by the holders of a majority of the then outstanding shares of MS Financial Stock and the filing and recordation of the Certificate of Merger as required by the Delaware Statutes. This Agreement has been, and the Related Documents to which the Company is a party will be, duly and validly executed and delivered by the Company and are, or upon their execution will be, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.

       3.3.   No Conflicts; Compliance.

              (a) The execution, delivery and performance of this Agreement and the Related Documents by the Company, and the consummation of the Transactions, will not:





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                     (i)    conflict with, or result in a breach or violation
              of, any of the MS Charter Documents;

                     (ii) except as disclosed in Schedule 3.3(a)(ii), conflict with, or result in a default (or would constitute a default but for any requirement of notice or lapse of time or both), or require the consent of any third party, under any document, agreement or other instrument or obligation, including, without limitation, those relating to the Warehouse Loans and the Securitization Trusts, to which the Company is a party or by which the Company or any assets of the Company are bound or affected, other than conflicts or defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect, or result in the creation or imposition of any lien, charge or encumbrance on any of the Company's properties, other than liens, charges, or encumbrances which would not, individually or in the aggregate, have a Company Material Adverse Effect;

                     (iii) except as disclosed in Schedule 3.3(a)(iii),result in any impairment of, or give to any other Person any right of termination, amendment, acceleration or cancellation with respect to, any permit, license, franchise, contractual right or other authorization of the Company material to MS Financial and its Subsidiary taken as a whole; or

                     (iv) violate any Law to which the Company is subject or by which any assets of the Company are bound or affected, the violation of which would have a Company Material Adverse Effect.

              (b) Except as disclosed in Schedule 3.3(b), the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permission of, or filing with or notification to, any Governmental Authority except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, and Blue Sky Laws, and filing and recordation of the Certificate of Merger as required by the Delaware Statutes, (ii) such notice as is necessary to comply with HSR, and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent MS Financial from performing its obligations under this Agreement.

       3.4. Permits and Intangibles. The Company owns or holds all Material Permits, and Schedule 3.4 contains a list of all Material Permits. The Material Permits are valid, and the Company has not received any notice that any Governmental Authority intends to modify, suspend, cancel, terminate or not renew any Material Permit. Except as disclosed on Schedule 3.4, the Company is not in conflict with, or in default or violation of, (i) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, (ii) any of the Material Permits or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected except as would not have a Company Material Adverse Effect. The Transactions will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to the Company by, any Material Permit.

       3.5. Capital Stock of the Company. The authorized capital stock of MS Financial consists of 50,000,000 shares of MS Financial Stock, 10,429,926 shares of which are issued and outstanding, 374,000 shares of which are held as treasury shares, and 5,000,000 shares of preferred stock, par value $.001 per share, none of which is issued or outstanding. The authorized capital stock of the Subsidiary and its par value are indicated on Schedule 3.5 hereto. All of the issued and outstanding shares of the capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and not subject to preemptive rights. All of the issued and outstanding shares of the capital stock of the Company and any other securities sold by the Company and the Securitization Trusts were offered, issued, sold and delivered by the Company in compliance with all applicable state and federal Laws concerning the issuance, offer and sale of securities. Further, none of such shares was issued in violation of any preemptive rights.

       3.6. Transactions in Capital Stock. Except as set forth on Schedule 3.6, no option, warrant, call, subscription right, conversion right or other contract or commitment of any kind exists of any character, written or oral, which may obligate the Company to issue or sell any shares of capital stock or other equity interests. Except





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
as set forth on Schedule 3.6, the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof.

       3.7. Subsidiary. Except as listed in Schedule 3.7, the Company does not presently own, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into capital stock or any other equity interest in any corporation, association or business entity, nor is the Company, directly or indirectly, a participant in any joint venture, partnership or other noncorporate entity. The only Subsidiary of MS Financial is MS Auto Receivables Company. MS Financial owns all of the capital stock of MS Auto Receivables Company.

       3.8. Predecessor Status; etc. Schedule 3.8 sets forth a listing of all names of all predecessor companies of the Company during the five-year period immediately preceding the date hereof, including without limitation the names of any entities from whom the Company has acquired material assets. Except as specified in Schedule 3.8, the Company has not at any time during the five-year period immediately preceding the date hereof been a Subsidiary or division of another corporation or a part of an acquisition which was later rescinded.

       3.9. Spin-off by the Company. Except as disclosed in Schedule 3.9, there has not been, nor does there exist any agreement in respect of, any sale or spin-off of material assets of either the Company, or any Affiliate of the Company, within the past two years and there are no plans for any such sale or spin-off.

       3.10. Financial Statements. Schedule 3.10 includes (a) true, complete and correct copies of the Company's audited Consolidated Balance Sheet as of December 31, 1995 (the end of its most recent completed fiscal year for which audited financial statements are available), and audited Consolidated Statements of Income, Cash Flows and Stockholders' Equity for the three years ended December 31, 1995 (collectively, the "Reviewed Financials") and (b) true, complete and correct copies of the Company's unaudited Consolidated Balance Sheet (the "Current Balance Sheet") as of December 31, 1996 (the "Balance Sheet Date"), and unaudited Consolidated Statement of Income for the twelve month period ended December 31, 1996 (the "Current Income Statement"; the Current Balance Sheet and the Current Income Statement are sometimes referred to collectively as the "Unaudited Financials;" and together with the Reviewed Financials, the "Company Financial Statements"). The Company Financial Statements have been prepared in accordance with GAAP throughout the periods indicated (except as may be indicated in the notes thereto), subject, in the case of the Unaudited Financials, to year-end audit adjustments and to the omission of footnote information. The balance sheets included in the Company Financial Statements and each of the statements of income, cash flows and stockholders' equity included in the Company Financial Statements present fairly in all material respects the consolidated financial position, results of operations, cash flows and changes in stockholders' equity of MS Financial and its consolidated Subsidiary as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of the Unaudited Financials, to year-end audit adjustments). Since December 31, 1996, there have been no material changes in the Company's accounting policies.

       3.11.  SEC Filings.

              (a) MS Financial has timely filed all Company SEC Reports and has delivered true and complete copies thereof to Search. The Company SEC Reports, and all similar SEC filings and reports for the Securitization Trusts, (i) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and
       (ii) did not, at the time they were filed (or at the effective date thereof in the case of registration statements), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. MS Financial's Subsidiary is not currently required to file any form, report or other document with the SEC under Section 12 of the Exchange Act.

              (b) The information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of MS Financial and Search, (iii) the time of each of the MS Financial Stockholders Meeting and the Search Stockholders Meeting, and (iv) the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the MS Financial Stockholders Meeting and the Search Stockholders Meeting which shall have become false or misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company, or their respective officers or directors, is discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Company shall promptly inform Search and cooperate with Search in the preparation, filing and mailing of an appropriate amendment or supplement. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Search or any of its representatives in the Proxy Statement. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder.

              (c) MS Financial has heretofore furnished to Search complete and correct copies of all amendments and modifications (if any) that have not been filed by MS Financial with the SEC to all agreements, documents and instruments previously filed by MS Financial as exhibits to the Company SEC Reports and currently in effect.

              (d) Except for the transactions described in Schedule 3.11(d), all transactions involving the Company that are required to be disclosed in the Company SEC Reports in accordance with Item 404 of Regulation S-K promulgated under the Securities Act have been so disclosed, and since January 1, 1996 the Company has not entered into any transactions that would be required to be disclosed in future public filings under the Exchange Act pursuant to such Item which have not already been disclosed in the Company SEC Reports filed prior to the date hereof.


       3.12.  Liabilities and Obligations.

              (a) Except as disclosed in Schedule 3.12, the Company is not liable for or subject to any liabilities except for:

                     (i) those liabilities reflected on the Current Balance Sheet and not previously paid or discharged;

                     (ii) those liabilities disclosed in any Company SEC Report filed by the Company after December 31, 1996;

                     (iii) those liabilities arising in the ordinary course of business consistent with past practice such as was in place between July 1, 1996 and December 31, 1996; and

                     (iv) those liabilities that would not, individually or in the aggregate, have a Company Material Adverse Effect.

For purposes of this Section 3.12, the term "liabilities" shall include without limitation any direct or indirect liability or obligation, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

              (b) The Company has no liability for sale or other excise taxes that would be accelerated due to the Merger.

       3.13. Accounts and Notes Receivable. Schedule 3.13 contains an accurate list, as of a date not more than two business days prior to the date hereof, of the accounts and notes receivable of the Company (including without limitation receivables from and advances to employees and the Stockholders, but excluding those applicable to Finance Contracts) which includes all aging of all accounts and notes receivable, but excluding those applicable to Finance

Contracts, showing amounts due in 30-day aging categories. The Company knows of no defenses to the accounts receivable or notes receivable.

       3.14. Finance Contracts. Each Finance Contract acquired by the Company, whether or not pursuant to a Car Dealer Agreement, including all Related Security under such Finance Contract

              (a) has been fully performed by Company and, to the best of the Company's knowledge, the Car Dealer party thereto,

              (b) is an installment sale agreement or other deferred payment obligation providing for the retention of a first lien or security interest in the underlying personal property to secure payment of the obligation evidenced thereby and such lien has been, or, in the case of Finance Contracts purchased in the last 60 days, is in the process (which process is being timely and properly pursued consistent with industry standards and legal requirements) of being duly perfected in accordance with applicable Law,

              (c) is owned by the Company and the Company owns all rights to receive all amounts payable thereunder, except for the rights of Lenders and trustees of the Securitization Trusts disclosed on Schedule 3.14(c);

              (d) is in one of the forms attached as Schedule 3.14(d), or, to the Company's best knowledge, is otherwise in full compliance with all applicable Laws, except where such non-compliance is immaterial and would not invalidate the Finance Contract or the Company's rights (after the Merger) to enforce full performance of same by the related obligor;

              (e) except as required by applicable law, does not impose any obligation upon Company or any other Person, which, if not performed, would give rise to any right of offset, counterclaim or other defense on the part of the related obligor to any amount payable by it under the Finance Contract,

              (f) except as disclosed in Schedule 3.14(f), is free of any dispute, adverse claim, counterclaim, offset or defense (including, without limitation, the material breach of (i) any warranty by the Car Dealer of the goods covered by such Finance Contract or (ii) any service contract, extended service warranty or like agreement by such Car Dealer) of the obligor or such other Person or entity as may have guaranteed or secured the obligations of the obligor (except for (y) the insolvency of such obligor or such other Person or entity as may have guaranteed or secured the obligations of the obligor and (z) the right of an obligor to receive a rebate of the unearned finance charge in the event of payment in full prior to maturity) except for (1) the interest of the obligor in the goods sold pursuant to such Finance Contract, (2) the security interests created in favor of such Car Dealer and the Company, and (3) mechanics' or similar statutory liens subordinate to such security interests resulting from actions of the obligor,

              (g) to the best of the Company's knowledge does not, and the Company has received no claims that it does, contravene any Laws applicable thereto and no party thereto has at any time violated any such Laws with respect thereto,

              (h) grants to the respective Car Dealer and assigns to Company a valid, enforceable and perfected first priority security interest in and to such Finance Contract and such Related Security which is free and clear of any adverse claims subject to the exceptions stated in clause
       (f) above,

              (i) has no effective financing statement or lien notation on any certificate of title or other instrument similar in effect covering all or any part of such Finance Contract or Related Security, which would give the Person filing, named on or entitled to the benefit of such statement or instrument priority senior to or pari passu with Company, on file in any recording office or is otherwise effective except such as may be filed in favor of the Car Dealer or Company and collaterally assigned to the Senior Bank Lender,

              (j) requires Company to be named as loss payee or beneficiary (as may be applicable) under any insurance policy with respect to such Finance Contract, and entitles Company to the benefits of such insurance policy,





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
              (k) refers to motor vehicles, including any equipment sold and financed in connection with the Finance Contract, which to the extent required under applicable Law, are duly registered and licensed and are or, in the case of Finance Contracts purchased in the last 60 days will timely and properly be the subject of a certificate of title issued in the name of the obligor which indicates a security interest therein held by the Company, in the appropriate form and in compliance with all appropriate procedures as may be necessary under applicable Law to cause a perfected and first priority security interest to exist in favor of the Company to secure the obligations of such obligor under such Finance Contract;

              (l) if purchased from a Car Dealer from which Company has purchased five (5) or more Finance Contracts, was validly assigned to Company by a Car Dealer in connection with a Car Dealer Agreement in substantially the form of one of the forms set forth in Schedule 3.14(l) and Car Dealer Assignment in substantially one of the forms of assignment contained in Schedule 3.14(l) or appearing at the bottom of the second page of each of the forms of the Finance Contract contained in Schedule 3.14(d), free and clear of all liens and adverse claims and
       (i) to the best of the Company's knowledge, constitutes a legal, valid and binding obligation of such Car Dealer enforceable against such Car Dealer in accordance with its terms, and (ii) pursuant to which Company is in physical possession of such Finance Contract and all writings comprising such Related Security; and

              (m) contains representations and warranties from the Car Dealer to Company with respect to such Finance Contract under the Car Dealer Assignment related thereto all of which are to the best of the Company's knowledge true and correct.

       3.15.  Offices, FTC; Warranties.

              (a) Each of the Company's offices is and has been operated as a licensed location in any jurisdiction requiring such license in conformity with all such licensing and other Laws applicable to the purchase of Finance Contracts, and the sale of insurance coverage related thereto, including, without limitation, Motor Vehicle Retail Installment Sales Acts, Sales Finance Agency Acts, or any other Law regulating the business of acquiring Finance Contracts and the sale of insurance coverage related thereto, except where any failure would not have a Company Material Adverse Effect. The Company is familiar with the Federal Trade Commission's used car rule and, to the best of the Company's knowledge, based on "as is" sheets provided by Car Dealers, its Car Dealers are in compliance with such rule.

              (b) Each Finance Contract has been originated by a Car Dealer pursuant to a Car Dealer Agreement that, to the best of the Company's knowledge, is enforceable in accordance with its terms against such Car Dealer. To the extent that the Finance Contracts finance so-called "extended warranty plans," or "service contracts" to the best of the Company's knowledge, such plans are in substantial compliance with all applicable consumer credit Laws, including any and all special insurance Laws relating thereto.

       3.16.  Environmental Matters.

              (a) Hazardous Material. The Company does not have any liability for claims arising out of events involving underground storage tanks, or any substance that has been designated by any Governmental Authority or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws, but excluding office and janitorial supplies properly and safely maintained (a "Hazardous Material") present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

              (b) Hazardous Materials Activities. The Company does not have any liability for claims arising out of events involving the transportation, storage, use, manufacture, disposal of, release of, or exposure of its employees or others to Hazardous Materials in violation of any Law in effect on or before the Closing Date, nor from the disposal of, transportation, sale, or manufacture of any product containing a Hazardous Material (collectively, "Company Hazardous Materials Activities") in violation of any Laws promulgated by any Governmental Authority in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

              (c) Permits. The Company currently does not hold, and is not required to hold, any environmental approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of the Company's Hazardous Material Activities and other business of the Company as such activities and business are currently being conducted.

              (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or threatened concerning any Environmental Permit, Hazardous Material or any Company Hazardous Materials Activity. The Company is not aware of any fact or circumstance which could involve the Company in any environmental litigation or impose upon the Company any material environmental liability.

       3.17. Real and Personal Property. Schedule 3.17 sets forth an accurate list of all owned and leased real property, all personal property included in "Furniture and Fixtures" and "Leasehold Improvements" on the Current Balance Sheet and all other personal property owned or leased by the Company with a value in excess of $5,000 (a) as of the Balance Sheet Date and (b) acquired since the Balance Sheet Date, including in each case a true, complete and correct copy of the lease for each item of equipment with an annual rental payment of $5,000 or more and all real properties on which are situated buildings, warehouses, workshops, garages and other structures used in the operation of the business of the Company and also including an indication as to which assets are currently owned, or were formerly owned, by any Stockholder or business or personal Affiliates of the Company or any Stockholder. To the best knowledge of the Company, all leases set forth on Schedule 3.17 are in full force and effect and constitute valid and binding agreements of the Company and, to the best knowledge of the Company, of the other parties thereto in accordance with their respective terms. All fixed assets used by the Company that are material to the operation of its business are either owned by the Company or leased under an agreement listed on Schedule 3.17. Schedule 3.17 includes true, complete and correct copies of all title reports and title insurance policies received or owned by the Company that are still in effect.
Schedule 3.17 also includes a summary description of all plans or projects involving the opening of new operations, expansion of any existing operations or the acquisition of any real property or existing business, to which management of the Company has made any material expenditure in the two-year period prior to the date of this Agreement, which if pursued by the Company or the Surviving Corporation would require additional material expenditures of capital.

       3.18.  Significant Car Dealers, Material Contracts and Commitments.

              (a) Schedule 3.18 includes a complete and accurate list of all Car Dealers that originated $50,000 or more in Finance Contracts during 1996. Schedule 3.18 also contains an accurate list of all material contracts, commitments, leases, instruments, agreements, licenses or permits to which Company is a party or by which it or its properties are bound (including without limitation contracts with directors, employees, any of the Stockholders, Car Dealers, joint venture or partnership agreements, real estate leases, equipment leases, software licenses, contracts with any labor organizations, loan agreements, servicing agreements, securitization agreements, indemnity or guaranty agreements, bonds, mortgages, options to purchase land, liens, pledges or other security agreements) (i) as of the Balance Sheet Date and (ii) entered into since the Balance Sheet Date (collectively, the "Material Contracts"). The Company has made available to Search true, complete and correct copies of the Material Contracts and all amendments thereto. Except to the extent set forth on Schedule 3.18, (w) none of Company's Car Dealers has canceled or substantially reduced or is currently attempting or threatening to cancel or substantially reduce its sale of Finance Contracts to the Company, (x) the Company has complied with all of its commitments and obligations and is not in default under any of the Material Contracts and no notice of default has been received with respect to any of the Material Contracts and (y) there are no Material Contracts that were not negotiated at arm's length with third parties not Affiliated with Company or any officer, director or Stockholder of Company and (z) the Company has no knowledge that any of the Material Contracts will not be complied with by the parties thereto.

              (b) Each Material Contract is valid and binding on the Company, is in full force and effect, is, to the best of the Company's knowledge, enforceable against the parties thereto (other than the Company) in accordance with its terms and is not subject to any default (or event that, with notice or the passage of time, or both would constitute a default) thereunder by any party obligated to Company pursuant thereto. The Company has used its best efforts to fully comply in all material respects with the provisions of each Material Contract. Company has used its best efforts to obtain, or will obtain prior to the Closing, all necessary consents, waivers and approvals of parties to any Material Contracts as are required in connection with any of the Transactions, or as are required of any Governmental Authority or other third party in order that any such Material Contract remain in effect without modification after the Merger and without giving rise to any default or right of termination, cancellation or acceleration or loss of any right or benefit thereunder. All Company Third Party Consents are listed on Schedule 3.18.

       3.19. Insurance. Schedule 3.19 sets forth an accurate list of all insurance policies carried by the Company and all insurance loss runs or workmen's compensation claims received for the past two policy years. The Company has delivered to Search, prior to the date of this Agreement, true, complete and correct copies of all current insurance policies, all of which are in full force and effect. All premiums payable under all such policies have been paid and, to the best of the Company's knowledge, the Company is otherwise in full compliance with the terms of such policies (or other policies providing substantially similar insurance coverage). Such policies of insurance are of the type and in amounts customarily carried by similarly situated Persons conducting businesses similar to that of the Company. The Company does not know of any threatened termination of or material premium increase with respect to, any of such policies. The Company maintains insurance adequate to indemnify all of its officers and directors for any liability arising from events that occurred prior to Closing and such insurance shall remain effective notwithstanding the Merger.

       3.20. Compensation; Employment Agreements. Schedule 3.20 hereto sets forth an accurate list of all officers, directors and key employees of the Company, as of the date hereof, all employment agreements with such officers, directors and key employees and the rate of compensation (and the portions thereof attributable to salary, bonus and other compensation, respectively) of each of such Persons as of (a) the Balance Sheet Date and (b) the date hereof. The Company has provided to Search true, complete and correct copies of all employment, management, severance and other compensation or benefit contracts, commitments and arrangements with Persons listed on Schedule 3.20.

       3.21.  Employee Benefit Plans.

              (a) All employee benefit plans, programs and policies (whether formal or informal, and whether maintained for the benefit of a single individual or more than one individual) maintained or contributed to by the Company for the benefit of any current or former employee of the Company or in which such employees are entitled to participate are listed in Schedule 3.21 (the "Benefit Plans"). Copies of all such written Benefit Plans, written descriptions of all such oral Benefit Plans, and all other documentation relating to such Benefit Plans have been delivered or made available to Search. The Company does not sponsor and has not participated in any "defined benefit plan" as defined in
       Section 3(25) of ERISA.

              (b) Each Benefit Plan and the operation and administration thereof complies, and has at all times complied, in all material respects with the requirements of all applicable Laws including without limitation the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code. (a) Each Benefit Plan which is an employee pension benefit plan as defined in Section 3(2) of ERISA and is intended to qualify under section 401(a) of the Code so qualifies and has received a favorable determination letter from the Internal Revenue Service that it is so qualified and nothing has occurred since the date of such letter to affect the qualified status of such Plan, and each trust which forms a part of any such plan is tax-exempt under section 501(a) of the Code, (b) no liability has been incurred or is expected to be incurred under Title IV of ERISA to any party with respect to any Benefit Plan, or any other plan presently or heretofore maintained or contributed to by the Company, any predecessor to the Company or any entity that is or at any time was a member of a controlled group, as defined in Section 412(n) (6) (B) of the Code, which includes or included the Company ("Controlled Group Member"), and no fact exists or event has occurred that would reasonably be expected to give rise to any such liability, (c) neither the Company nor any Controlled Group Member has incurred any liability for any tax imposed under section

       4971 through 4980B of the Code or civil liability under section 502(i) or (1) of ERISA, (d) no Benefit Plan is a multi-employer plan within the meaning of section 3(37) of ERISA, (e) no Benefit Plan provides health or death benefit coverage beyond the termination of an employee's employment, except as required by Part 6 of Title I of ERISA or section 4980B of the Code, (f) no material "reportable event" (within the meaning of section 4043 of ERISA) has occurred with respect to any Benefit Plan or any plan maintained by a Controlled Group Member since the effective date of said section 4043, (g) no suit, actions or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought against or with respect to any Benefit Plan, and (h) all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made as of the Balance Sheet Date, and all benefits accrued under any unfunded Benefit Plan will have been paid, accrued or otherwise adequately reserved in accordance with GAAP as of such date and the Company will have performed by the Closing Date all material obligations required to be performed as of such date under Benefit Plans.

              (c) The Company and the Subsidiary have not incurred any liability under, and have complied in all respects with, the Worker Adjustment Retraining Notification Act and no fact or event exists that could give rise to liability under such act, except for such occurrences, noncompliances and liabilities as would not, individually or in the aggregate, have a Company Material Adverse Effect.

       3.22. Employee Matters. The Company is not bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of the Company is represented by any labor union or covered by any collective bargaining agreement and no campaign to establish such representation is in progress. There is no pending or threatened labor dispute involving the Company and any group of its employees nor has the Company experienced any labor interruptions over the past three years that resulted in a Company Material Adverse Effect and the Company considers its relationship with its employees to be good.

       3.23. Conformity with Law; Litigation. (a) The Company has not violated any Law or any Order of any Governmental Authority having jurisdiction over it other than violations which would not have a Company Material Adverse Effect. (b) Except as described in Schedule 3.23, there are no claims, counterclaims, actions, suits, investigations or other proceedings, pending or threatened, against or affecting the Company, or seeking to delay or prevent consummation of the Merger, at law or in equity, or before or by any arbitrator or any Governmental Authority having jurisdiction over it and no notice of any claim, counterclaim, action, suit or proceeding, whether pending or threatened, has been received. (c) There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a Governmental Authority or by arbitration) against the Company or against any of its properties or businesses.

       3.24.  Taxes.

              (a) Other than as set forth on Schedule 3.24(a), the Company has timely filed or will timely file all requisite federal, state and other Tax returns, reports and forms ("Returns") for all periods ended on or before the Closing Date, other than Returns with respect to which the failure to file would not result in penalties, fines, or other payments totaling more than $5,000 in the aggregate.

              (b) Other than as set forth on Schedule 3.24(b), there are no examinations in progress or claims against the Company for Taxes for any period or periods and no notice of any claim for Taxes, whether pending or threatened, has been received.

              (c) The amounts shown as accruals for Taxes on the Current Balance Sheet are sufficient for the payment of all Taxes, whenever determined, for all fiscal periods ended on or before that date.

              (d)    The Company has a taxable year ended on December 31.

              (e) The Company currently utilizes the accrual method of accounting for income tax purposes and such method of accounting has not changed in the past five years.

              (f) The Company has paid or has fully accrued for all Taxes and will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other taxes required to be withheld, whenever determined, with respect to periods ending on or before the Closing Date.

              (g) Copies of (i) any Tax examinations, (ii) extensions of statutory limitations for the collection or assessment of Taxes and
       (iii) the Returns of the Company for the last three (3) fiscal years are included as part of Schedule 3.24(g).

              (h) There are (and as of immediately following the Closing there will be) no liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens") on the assets of the Company relating to or attributable to Taxes (excluding current year property or ad valorem taxes).

              (i) None of the Company's assets are treated as "tax exempt use property" within the meaning of Section 168(h) of the Code.

              (j) As of the Effective Time, there will not be any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to
       Section 280G, 404 or 162 of the Code.

              (k)    The Company has not filed any consent agreement under
       Section 341(f)(2) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

              (l) The Company is not a party to a tax sharing, tax indemnity or allocation agreement nor does the Company owe any amount under any such agreement.

              (m) The Company is not, and has not been at any time, a "United States real property holding corporation" within the meaning of
       Section 897(c)(2) of the Code.

              (n) The Company's tax basis in its assets for purposes of determining its future amortization, depreciation and other federal income tax deductions is accurately reflected on the Company's tax books and records.

              (o) The Company has not taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

       3.25. Government Contracts. The Company is not a party to any governmental contracts subject to price redetermination or renegotiation.

       3.26. Absence of Changes. Since December 31, 1996, except as disclosed in Schedule 3.26 or agreed to by Search in writing, there has not been:

              (a)    any event giving rise to a Company Material Adverse
       Effect,

              (b) any damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties or business of the Company that would have a Company Material Adverse Effect,

              (c) any change in the authorized capital of the Company or in its outstanding securities or any grant of any options, warrants, calls, conversion rights or commitments,

              (d) any declaration or payment of any dividend or distribution in respect of the capital stock or any direct or indirect redemption, purchase or other acquisition of any of the capital stock of the Company,

              (e) any increase in the compensation, bonus, sales commissions or fee arrangements payable or to become payable by the Company to any of its officers, directors, Stockholders, employees, consultants or agents other than in the ordinary course of business and in accordance with and consistent with past practices,

              (f) any work interruptions, labor grievances or claims filed, or any similar event or condition of any character, which would result in a Company Material Adverse Effect,

              (g) any sale or transfer, or any agreement to sell or transfer, any asset, property or right of the Company having an original cost of $5,000 or more to any Person, including without limitation the Stockholders and their Affiliates,

              (h) any cancellation, or agreement to cancel, any indebtedness or other obligation owing to the Company, including without limitation any indebtedness or obligation of any Stockholders or any Affiliate thereof, provided that the Company may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice,

              (i) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets, property or rights of the Company or requiring consent of any party to the transfer and assignment of any such assets, property or rights,

              (j) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of business of the Company,

              (k) any waiver of any material rights or claims of the Company,

              (l)    any breach, amendment or termination of any Material
       Contract,

              (m) any transaction by the Company outside the ordinary course of business,

              (n) any capital expenditure or commitment by the Company, individually or in the aggregate, exceeding $5,000 other than those listed on Schedule 3.26(n),

              (o) change in the accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or the revaluation by the Company of any of its assets,

              (p) any creation or assumption by the Company of any mortgage, pledge, security interest or lien or other encumbrance on any asset, other than those listed on Schedule 3.26(p),

              (q) any entry into, amendment of, relinquishment, termination or nonrenewal by the Company of any contract, lease transaction, commitment or other right or obligation requiring aggregate payments by the Company in excess of $50,000, other than those listed on Schedule 3.26(q),

              (r) loan by the Company to any Person or entity, incurring by the Company of any indebtedness (excluding indebtedness under the Fourth Amended and Restated Loan Agreement dated as of May 1, 1996 among MS Financial, Fleet Bank, N.A., as Agent, and the Banks party thereto, as amended by the First Amendment to the Fourth Amended and Restated Loan Agreement dated as of December 16, 1996 by and among MS Financial, Fleet Bank, N.A., as Agent, and the Banks party thereto and proposed to be further amended pursuant to the Bank Loan Term Sheet (the "MS Loan Agreement") guaranteeing by the Company of any indebtedness or debt securities of others or issuance or sale of any debt securities of the Company,

              (s) the commencement or notice or threat of commencement of any lawsuit or proceeding against or investigation of the Company or any of its affairs not otherwise disclosed on Schedule 3.23, or

              (t) agreement by the Company or any officer or employee thereof to do any of the things described in the preceding clauses (a) through (s) (other than agreements with Search regarding the Transactions), or

              (u) any change of servicer or notice of an impending change of servicer for any of the Securitization Trusts.

       3.27. Bank Accounts Powers of Attorney. Schedule 3.27 sets forth an accurate list, as of the date of this Agreement, of:

              (a) the name of each financial institution in which the Company has any account or safe deposit box;

              (b)    the names in which the accounts or boxes are held;

              (c)    the type of account; and

              (d) the name of each Person authorized to draw thereon or have access thereto.

Schedule 3.27 also sets forth the name of each Person, corporation, firm or other entity holding a general or special power of attorney from the Company and a description of the terms of such power.

       3.28. Relations with Governments. The Company has not made, offered or agreed to offer anything of value to any governmental official, political party or candidate for government office and it has not taken any action that would cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any Law of similar effect.

       3.29. Disclosure. No representation or warranty by the Company contained in this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary to make any statement herein not misleading.

       3.30. Opinion of Financial Advisor. MS Financial has received the opinion of Bear, Stearns & Co. ("Bear Stearns") on the date of this Agreement to the effect that the Merger is fair from a financial point of view to MS Financial's stockholders as of the date thereof. As soon as practicable after the date of this Agreement, MS Financial will deliver a written copy of such opinion to Search dated as of the date of the Proxy Statement and such written opinion will be attached to the Proxy Statement. A copy of the Bear Stearns engagement letter dated October 25, 1996, as amended by the letter agreement dated November 21, 1996 (the "Engagement Letter"), has previously been delivered to Search.

       3.31. Vote Required. The affirmative vote of the holders of a majority of the then outstanding shares of MS Financial Stock is the only vote of the holders of any class or series of capital stock of MS Financial necessary to adopt this Agreement and consummate the Transactions.

       3.32. Brokers. No broker, finder or investment banker (other than Bear Stearns) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of MS Financial. The Engagement Letter is the only agreement pursuant to which Bear Stearns will be entitled to any payment relating to the Transactions.

       3.33. Absence of Claims Against Company. To the best knowledge of the Company, the Stockholders have no claims against the Company.

       3.34. Complete Copies of Materials. The Company has delivered to Search true, correct and complete copies (or summaries) of each agreement, contract, commitment or other document that is referred to in the Schedules or that has been requested by Search or its counsel in writing.

       3.35. Compliance with Laws of Delaware. Without limiting any of the other representations or warranties contained herein, MS Financial shall comply with all provisions of the Delaware Statutes applicable to the Transaction, including but not limited to Section 262 thereof.

       3.36. Hart-Scott-Rodino Filing. The Company will file any and all documentation, notices and responses, and will cooperate with Search with respect to any and all filings, notices and responses, to Governmental Authorities necessary to comply with HSR and to obtain the pre-clearance for the Merger to be effectuated.

       3.37. Review of Search. Without in any way affecting the importance, scope or effectiveness of, or impacting its reliance on, any other provision of this Agreement, and without acknowledging the accuracy or completeness of any materials provided to it, the Company acknowledges that it has had a full opportunity to request from Search and Newco all information concerning Search and Newco that the Company deems relevant to its decision to enter into this Agreement and to consummate the Transactions, and has reviewed the information provided by Search and Newco.

4.     REPRESENTATIONS OF SEARCH AND NEWCO.

       To induce MS Financial to enter into this Agreement and consummate the Transactions, each of Search and Newco represents and warrants to MS Financial as follows:

       4.1. Due Organization. Search and Newco are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Search and Newco have the requisite corporate power to carry on their respective businesses as they are now being conducted. Search and Newco are duly qualified as foreign corporations and are in good standing in each jurisdiction where the character of either of their properties owned or held under lease or the nature of their respective activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Search Material Adverse Effect. Search and Newco have delivered to MS Financial true, complete and correct copies of their Certificates of Incorporation and Bylaws. The Certificates of Incorporation and Bylaws are in full force and effect and, as of the date of this Agreement, have not been amended, modified, revoked, terminated or cancelled or in any other manner varied from the documents delivered to MS Financial. The Certificate of Incorporation and Bylaws are collectively referred to as the "Search Charter Documents." Search and Newco have made available to MS Financial true, complete and correct sets of their minute books. Neither Search nor Newco is in violation of any provision of the Search Charter Documents.

       4.2. Authorization; Validity of Obligations. Search and Newco have all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and, with respect to the Merger and the issuance of the shares of Search Common Stock in connection with the Merger, if required by the rules of the NASD, upon the approval thereof by Search's stockholders in accordance with those rules, the Search Charter Documents, this Agreement and the Delaware Statutes, to perform their respective obligations pursuant to the terms of this Agreement and the Related Documents to which they are a party and to consummate the Transactions. The execution and delivery of this Agreement and such Related Documents by Search and Newco and the performance by each of Search and Newco of their respective obligations under this Agreement and such Related Documents have been duly and validly authorized by the respective Boards of Directors of Search and Newco, and by all other necessary corporate action other than approval of the issuance of Search Common Stock pursuant to the Merger by holders of a majority of the total votes cast with respect thereto by the stockholders of Search at the Search Stockholders Meeting pursuant to the Delaware Statutes, the Search Charter Documents and the rules of the NASD, and the filing and recordation of the Certificate of Merger. This Agreement has been, and the Related Documents to which either Search or Newco is a party will be, duly and validly executed and delivered by Search and/or Newco, as the case may be, and will be, legal, valid and binding obligations of Search and/or Newco enforceable against Search and/or Newco in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.

       4.3.   No Conflicts; Required Filings and Consents.

              (a) The execution, delivery and performance of this Agreement and the Related Documents, the consummation of the Transactions and the fulfillment of the terms hereof and thereof will not:

                     (i) conflict with, or result in a breach or violation of, the Search Charter Documents;

                     (ii) conflict with, or result in a default (or would constitute a default but for any requirement of notice or lapse of time or both) under any document, agreement or other instrument to which either Search or Newco is a party, or result in the creation or imposition of any lien, charge or encumbrance on any of Search's or Newco's properties pursuant to (y) any Law to which either Search or Newco or any of their respective property is subject, or (z) any judgment, order or decree to which Search or Newco is bound or any of their respective property is subject, other than such as would not individually or in the aggregate have a Search Material Adverse Effect;

                     (iii) result in termination of, or give to any other Person any right of termination, amendment, acceleration or cancellation with respect to any permit, license, franchise, contractual right or other authorization of Search or Newco material to Search and its Subsidiaries, taken as a whole; or

                     (iv) violate any Law to which Search or Newco is subject or by which any assets of Search or Newco are bound or affected the violation of which would have a Search Material Adverse Effect.

              (b) The execution and delivery of this Agreement by Search and Newco do not, and the performance of this Agreement by Search and Newco will not, require any consent, approval, authorization or permission of, or filing with or notification to, any Governmental Authority except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, and Blue Sky Laws, and filing and recordation of the Certificate of Merger with the Secretary as required by the Delaware Statutes (ii) such notice as is necessary to comply with HSR and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Search or Newco from performing its obligations under this Agreement.

       4.4. Permits and Intangibles. Search and Newco own or hold all Search Material Permits. The Search Material Permits are valid, and neither Search nor Newco has received any notice that any Governmental Authority intends to modify, suspend, cancel, terminate or not renew any Search Material Permit. Except as disclosed on Schedule 4.4, neither Search nor Newco is in conflict with, or in default or violation of, (i) any Law applicable to Search or Newco or by which any property or asset of Search or Newco is bound or affected, (ii) any of the Search Material Permits or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, or other instrument or obligation to which Search or Newco is a party or by which Search or Newco or any property or asset of Search or Newco is bound or affected except as would not have a Search Material Adverse Effect. The Transactions will not result in a default under, or a breach or violation of, or adversely affect the rights and benefits afforded to Search or Newco by, any Search Material Permit.

       4.5.   Capitalization of Search and Ownership of Search Stock.

              (a) The authorized capital stock of Search consists of 130,000,000 shares of Search Common Stock and 60,000,000 shares of Preferred Stock. 3,181,861 shares of Search Common Stock, 50,000 shares of 12% Senior Convertible Preferred Stock and 2,456,098 shares of 9%/7% Convertible Preferred Stock were outstanding on January 31, 1997. At that date, warrants and options to purchase 751,649 shares of Search Common Stock were outstanding and Search was obligated to issue an additional 146,381 shares of Search Common Stock and Search had committed to issue warrants and options to purchase an additional 817,500 shares of Search Common Stock. A total of 7,968,294 shares of Search Common Stock were reserved for issuance upon conversion of the outstanding shares of 12% Senior Convertible Preferred Stock and 9%/7% Convertible Preferred Stock. The authorized capital stock of Newco consists of 1,000 shares of Common Stock, all of which are outstanding and outstanding owned beneficially and of record by Search.

       All of the issued and outstanding shares of the capital stock of Search and Newco have been duly authorized and validly issued, are fully paid and nonassessable and not subject to preemptive rights. All of the issued and outstanding shares of the capital stock of Search and Newco were offered, issued, sold and delivered by Search or Newco, as the case may be, in compliance with all applicable state and federal laws concerning the issuance, offer and sale of securities. Further, none of such shares was issued in violation of any preemptive rights.

              (b) The shares of Search Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Search Charter Documents or any agreement to which Search is a party or by which Search is bound and will, when issued, be registered under the Securities Act, the Exchange Act and applicable Blue Sky Laws, unless exempt therefrom.

       4.6.   SEC Filings; Financial Statements.

              (a) Search has filed all Search SEC Reports. The Search SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not, at the time they were filed (or at the effective date thereof in the case of registration statements), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Search is currently required to file any form, report or other document with the SEC under Section 12 of the Exchange Act.

              (b) The information supplied by Search for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Search and MS Financial, (iii) the time of the MS Financial Stockholders Meeting or the Search Stockholders Meeting, and (iv) the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statements in any earlier communication with respect to the solicitation of proxies for the MS Financial Stockholders Meeting and the Search Stockholders Meeting which shall have become false or misleading. If at any time prior to the Effective Time any event or circumstance relating to Search or any Search Subsidiary, or their respective officers or directors, should be discovered by Search which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Search shall promptly inform MS Financial. Notwithstanding the foregoing, Search and Newco make no representation or warranty with respect to any information supplied by MS Financial, the Stockholders, or any of their representatives which is contained in the Proxy Statement. All documents that Search is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder.

              (c) Search has heretofore furnished to MS Financial complete and correct copies of all amendments and modifications (if any) that have not been filed by Search with the SEC to all agreements, documents and instruments previously filed by Search as exhibits to the Search SEC Reports and currently in effect as of the date of this Agreement.

              (d) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Search SEC Report for the transition period ended March 31, 1996 and the unaudited consolidated financial statements of Search and its consolidated Subsidiaries for the six months ended September 30, 1996 were prepared in accordance with GAAP (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all GAAP notes to such financial statements) and each fairly presented in all material respects the consolidated financial positions, results of operations and changes in stockholders' equity and cash flows of Search and the consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Search Material Adverse Effect). Since September 30, 1996, there have been no material changes in Search's accounting policies.

              (e) Except for the transactions described in Schedule 4.6(e), all transactions involving Search or any of its subsidiaries that are required to be disclosed in the Search SEC Reports in accordance with
       Item 404 of Regulation S-K promulgated under the Securities Act have been so disclosed, and between September 30, 1996 and the date of this Agreement, neither Search nor any of its subsidiaries has entered into any transactions that would be required to be disclosed in future public filings under the Exchange Act pursuant to such Item which have not already been disclosed in the Search SEC Reports filed prior to the date hereof.

       4.7. Absence of Certain Changes or Events. Since September 30, 1996 and prior to the date of this Agreement, except (a) as contemplated by, or disclosed pursuant to, this Agreement or any Schedule to this Agreement, (b) disclosed by Search to MS Financial in writing on the date hereof, or (c) disclosed in any Search SEC Report, Search and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since September 30, 1996, there has not been (i) any event or events (whether or not covered by insurance), individually or in the aggregate, having a Search Material Adverse Effect other than changes or effects affecting the non-prime automobile finance industry generally, (ii) any material change by Search in its accounting methods, principles or practices, or (iii) any entry by Search or any Search Subsidiary into any commitment or Transaction material to Search or the Search Subsidiaries, except in the ordinary course of business and consistent with past practice.

       4.8.   Conformity with Law; Litigation.

              (a) Search and Newco have not violated any Law or any Order of any Governmental Authority having jurisdiction over either of them other than violations which would not have a Search Material Adverse Effect.

              (b) Except as disclosed in any Search SEC Report, there are no claims, counterclaims, actions, suits, investigations or other proceedings, pending or, to the best of Search's and Newco's knowledge, threatened, against or affecting Search or Newco, or seeking to delay or prevent consummation of the Merger, at law or in equity, or before or by any arbitrator or any Governmental Authority having jurisdiction over either of them and no notice of any such claim, counterclaim, action, suit or proceeding, whether pending or threatened, has been received by either of them. Except as disclosed in any Search SEC Report, there are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a Governmental Authority or by arbitration) against Search or Newco or against any of either of their properties or businesses having a Search Material Adverse Effect.

       4.9.   Ownership of Newco; No Prior Activities.

              (a) Newco was formed solely for the purpose of engaging in the Transactions.

              (b) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the Transactions and except for this Agreement and any other agreements or arrangements, contemplated by this Agreement, Newco has not and will not have incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

       4.10. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Search Common Stock and Preferred Stock voted is the only vote, if any, of the holders of any class or series of capital stock of Search necessary to approve the issuance of shares of Search Common Stock to the stockholders of MS Financial pursuant to the Merger.





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
       4.11. Brokers. No broker, finder or investment banker (other than Alex. Brown & Sons Incorporated and Tri-River Capital Group) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Search or Newco.

       4.12. Transactions in Capital Stock. Except as set forth in Section 4.5(a), the Search SEC Reports and, as contemplated by this Agreement, as of the date of this Agreement, no option, warrant, call, subscription right, conversion right or other contract or commitment of any kind exists of any character, written or oral, which may obligate Search to issue or sell any shares of capital stock or other equity interests. Except as set forth in the Search SEC Reports filed prior to the date of this Agreement or in Schedule 4.12, neither Search nor Newco has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof.

       4.13. Disclosure. No representation or warranty by Search or Newco contained in this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary to make any statement herein or therein not misleading.

       4.14. Complete Copies of Materials. Except as set forth in Schedule 4.14, Search and Newco have made available to MS Financial true and complete copies (or summaries) of each agreement, contract, commitment or other document which pertains to Search or Newco, or to which Search or Newco is a party, and which is referred to in the Closing Checklist or in the Schedules, or that has been requested in writing by MS Financial or its counsel.

       4.15. Hart-Scott-Rodino Filing. Search and Newco will file any and all documentation, notices and responses, and will cooperate with MS Financial with respect to any and all filings, notices and responses to Governmental Authorities necessary to comply with HSR or required by Law and to obtain the pre-clearance for the Merger to be effectuated.

       4.16. Review of Company. Without in any way affecting the importance, scope or effectiveness of, or impacting its reliance on, any other provision of this Agreement, and without acknowledging the accuracy or completeness of any materials provided to it, Search acknowledges that it has had a full opportunity to request from the Company, all information concerning the Company that Search deems relevant to its decision to enter into this Agreement and to consummate the Transactions and that it has reviewed such information as has been provided to it.

       4.17.  Taxes.

              (a) Search and Newco have timely filed or will timely file all requisite Returns for all periods ended on or before the Effective Time.

              (b) There are no examinations in progress or claims against Search or Newco for Taxes for any period or periods and no notice of any claim for Taxes, whether pending or threatened, has been received.

              (c) The amounts shown as accruals for Taxes on Search's current balance sheet are sufficient for the payment of all Taxes, whenever determined, for all fiscal periods ended on or before that date.

              (d)    Search has a taxable year ending on March 31 in each year.

              (e) Search and Newco currently use the accrual method of accounting for income tax purposes and such method of accounting has not changed in the past five years.

              (f) Search and Newco have paid or have fully accrued for all Taxes and will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other taxes required to be withheld, whenever determined, with respect to periods ending on or before the Closing Date.

              (g) Copies of (i) any Tax examinations and (ii) extensions of statutory limitations for the collection or assessment of Taxes are included as part of Schedule 4.17.





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
              (h) There are (and as of immediately following the Closing there will be) no liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens") on the assets of Search or Newco relating to or attributable to Taxes (excluding current year property or ad valorem taxes).

              (i) None of Search's or Newco's assets are treated as "tax exempt use property" within the meaning of Section 168(h) of the Code.

              (j) Search and Newco have not filed any consent agreement under Section 341(f)(2) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Search or Newco.

              (k) Neither Search nor Newco is or has been at any time, a "United States real property holding corporation" within the meaning of
       Section 897(c)(2) of the Code.

              (l) Search's tax basis in its assets for purposes of determining its future amortization, depreciation and other federal income tax deductions is accurately reflected on Search's tax books and records.

              (m) Neither Search nor Newco has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

5.     COVENANTS.

       5.1.   Access to Information; Confidentiality.

              (a) Between the date of this Agreement and the Effective Time, Search and MS Financial will, and each will direct its Subsidiaries to, afford to the other and its officers and authorized representatives access to (i) all of their sites, properties, books and records, including, without limitation, in the case of MS Financial, the records of the Securitization Trusts, and (ii) such additional financial and operating data and other information as to their respective businesses and properties as each may from time to time reasonably request, including but not limited to verification of the other party's compliance with all of the terms and conditions of this Agreement and access to employees, customers and vendors for due diligence inquiry. Each of Search and MS Financial will cooperate and will direct its Subsidiaries to cooperate with the other and its representatives in the preparation of any documents or other material which may be required in connection with this Agreement. The representations, warranties, covenants and obligations as set forth in this Agreement shall not be affected or modified in any manner whatsoever by any due diligence inquiry. In addition, any due diligence inquiry shall not be a defense to any breach of any of the representations, warranties, covenants or obligations contained herein.

              (b) Each of the Company, on the one hand, and Search and Newco on the other hand, agrees that it will not disclose any confidential or proprietary information which it obtains or acquires regarding the other or its Subsidiary to any Person, firm, corporation, association or other entity for any purpose or reason whatsoever, except to authorized employees or other authorized representatives of the respective parties and to counsel, lenders, secured creditors, underwriters, investment bankers and other advisers; provided, that such advisors agree to the confidentiality provisions of this Section 5.1(b), subject to Section 5.1(c) below.

              (c) The confidentiality obligations of a party hereto shall be terminated regarding any confidential or proprietary information obtained or acquired if (i) such information becomes known to the public generally through no fault of the receiving party, (ii) disclosure is required by Law or the order of any Governmental Authority under color of Law, or (iii) the disclosing party reasonably believes that such disclosure is required in connection with the defense of a lawsuit against the disclosing party; provided, that prior to disclosing any information pursuant to clause (i), (ii) or (iii) above, such party shall, if possible, give prior written notice thereof to the other party and provide the other party with the opportunity to contest such disclosure.





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
       5.2. Conduct of Business by MS Financial. Subject to the limitations of that certain budget approved pursuant to the Bank Loan Term Sheet, between the date hereof and the Effective Time, unless otherwise contemplated by this Agreement, including, without limitation, the provisions of Section 5.16, or agreed to by Search in writing, MS Financial will, and will cause its Subsidiary, to:

              (a) carry on their respective businesses only in the ordinary course of business consistent with past practice as was in effect between July 1, 1996 and December 31, 1996 and not introduce any new method of management, operation or accounting;

              (b) use all commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers, management and marketing employees and to preserve its current relationships with dealers, suppliers, lenders, and other Persons with which any of them has a significant business relationship;

              (c) maintain their respective properties and facilities, including those held under leases, in as good working order and condition as at present, ordinary wear and tear excepted;

              (d) perform in a timely manner all of their obligations under this Agreement and the Related Documents to which they are a party and all other material agreements relating to or affecting any of their respective assets, the failure of which to perform would, when aggregated with all other agreements not performed, have a Company Material Adverse Effect.

              (e) keep in full force and effect present insurance policies or other comparable insurance coverage;

              (f) use all commercially reasonable efforts to maintain and preserve the goodwill associated with their respective businesses, and their respective relationships with customers and others having business relations with them;

              (g)    maintain compliance with all Material Permits and Laws;

              (h) maintain present debt and lease instruments and not enter into new or amended debt or lease instruments; and

              (i) inform Search immediately if any event occurs that may have a Company Material Adverse Effect.

       5.3. Prohibited Activities. Without the prior written consent of Search, between the date hereof and the Effective Time, MS Financial will not, and will cause its Subsidiary not to:

              (a)    amend any of the MS Charter Documents;

              (b) (i) declare or pay any dividend, or make any other distribution (whether in cash, stock or property) in respect of any of their respective stock whether now or hereafter outstanding, (ii) split, combine or reclassify any of their respective capital stock, (iii) issue or authorize the issuance of any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), or (iv) purchase, redeem or otherwise acquire or retire for value any shares of their respective stock (including without limitation the right to acquire any shares and any phantom interest), except that MS Financial may issue shares of MS Financial Stock pursuant to Company Options outstanding on the date of this Agreement and pursuant to the MS Financial Employee Stock Purchase Plan; (MS Financial acknowledges that any such a prohibited occurrence which relates to the distribution of MS Financial stock could affect Search's compliance with the relevant securities laws in the distribution of the Search Common Stock);

              (c) incur or agree to incur any indebtedness other than under the MS Loan Agreement or make any capital expenditures in excess of $5,000 in the aggregate other than those listed in Schedule 5.3(c),





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
       enter into any other contract or commitment involving an expenditure in excess of $5,000 (other than to purchase Finance Contracts), or guarantee any indebtedness of a third party;

              (d) except in the ordinary course of business consistent with past practice, (i) increase the compensation payable or to become payable to any officer, director, stockholder, employee or agent, (ii) make any bonus or management fee payment to any such Person, (iii) make any loans or advances to any Person other than travel or entertainment advances in the ordinary course of business to employees and directors,
       (iv) adopt or amend any employee benefit plan, (v) grant, or enter into any agreement providing for, any severance or termination pay or (vi) in any other manner increase the compensation payable, or fringe benefits provided, to any of the aforesaid Persons;

              (e) directly or indirectly make or cause to be made any payment to an Affiliate other than in accordance with existing agreements and then only in accordance with past practices or enter into any new agreement with any Affiliate;

              (f) create or assume any mortgage, pledge or other lien or encumbrance upon any assets or properties whether now owned or hereafter acquired except pursuant to the MS Financial Debt in the ordinary course of business;

              (g) sell, assign, lease, pledge or otherwise transfer or dispose of any property or equipment, except in the ordinary course of business consistent with past practice;

              (h) acquire or negotiate for the acquisition of (by merger, consolidation, purchase of a substantial portion of assets or otherwise) any business or the start-up of any new business, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to MS Financial and its Subsidiary taken as a whole;

              (i) merge or consolidate or agree to merge or consolidate with or into any other corporation;

              (j)    waive any material rights or claims ;

              (k) commit a breach (or take any action that with notice or the passage of time, or both, would cause a breach) of, or amend or terminate, any agreement, permit, license or other right;

              (l) enter into (i) any material contracts or (ii) any other transaction outside the ordinary course of business consistent with past practice or prohibited hereunder;

              (m) either (i) commence a lawsuit other than for routine collection of Finance Contracts or (ii) settle or compromise any pending or threatened litigation which would result in a Company Material Adverse Effect;

              (n) take, or agree (in writing or otherwise) to take, any of the actions described in Sections 5.3(a) through (m) above, or any action which would make any of the representations and warranties of MS Financial contained in this Agreement untrue and result in a Company Material Adverse Effect.

              (o) If MS Financial wishes to take any action otherwise prohibited by paragraphs (a) through (n) of this Section 5.3, it must notify Search in writing as provided for in Section 7.9 of its intended prohibited action, provide Search with a justification for the taking of such action and request Search's consent to such prohibited action. Search shall have two business days from receipt of such notice and information it may reasonably request regarding such prohibited action to consent to or deny such request. If Search does not respond to MS Financial's request by the end of said time period, Search shall be deemed to have consented to such action.

       5.4. No Solicitation of Transactions. Neither MS Financial, nor its Subsidiary shall, directly or indirectly, through any officer, director, employee, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or any material portion of the





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
assets of, or any equity interest in, MS Financial, Subsidiary of MS Financial or any Securitization Trust, or any merger, consolidation, share exchange, business combination or other similar transaction with MS Financial, the Subsidiary of MS Financial or any Securitization Trust, or participate in any negotiations or discussions regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing; provided, however, that nothing contained in this Section 5.4 shall prohibit the Board of Directors of MS Financial from authorizing MS Financial or the Board's other designees to review, or to furnish information to, or entering into discussions or negotiations with, any Person in connection with an unsolicited proposal in writing by such Person to acquire MS Financial pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of MS Financial or any of its Subsidiaries received by the Board of Directors of MS Financial after the date of this Agreement, if, and only to the extent that,
(a) the Board of Directors of MS Financial, after consultation with its independent legal and financial advisors and taking into consideration the advice of such advisors, determines in good faith that such action is required for the Board of Directors of MS Financial to comply with its fiduciary duties to stockholders imposed by Delaware Law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, MS Financial (i) gives Search as promptly as practicable prior oral and written notice of MS Financial's intention to furnish such information or begin such discussions and (ii) receives from such Person an executed confidentiality agreement on terms no less favorable to MS Financial than those contained in the Confidentiality Agreement between Search and MS Financial dated October 15, 1996. MS Financial shall notify Search promptly if any proposal or offer, or any inquiry or contact with any Person with respect thereto, is made and shall, in any such notice to Search, indicate in reasonable detail the terms and conditions of such proposal, offer, inquiry or contact. MS Financial agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which MS Financial is a party. MS Financial immediately shall cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing.

       5.5. Notification of Certain Matters. Each party hereto shall give prompt notice to the other parties hereto of (a) the occurrence or non-occurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty of it contained herein to be untrue or inaccurate in any material respect at or prior to the Closing and (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder. The delivery of any notice pursuant to this Section 5.5 shall not, without the express written consent of the other parties be deemed to (x) modify the representations or warranties hereunder of the party delivering such notice, (y) modify the conditions set forth in Article 6, or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

       5.6. Cooperation in Obtaining Required Consents and Approvals. For all consents and approvals which MS Financial is required to obtain pursuant to this Agreement, Search shall cooperate and provide to MS Financial such documentation or other information as MS Financial shall reasonably request. For all consents and approvals which Search is required to obtain pursuant to this Agreement, MS Financial shall cooperate and provide to Search such documentation or other information as Search shall reasonably request.

       5.7. Tax Returns. MS Financial shall timely file, and shall cause its Subsidiary to timely file, subject to any permissible extensions, all federal and state income tax returns due before the Effective Time for taxable periods ending on or prior to the Closing and have paid or will pay all Taxes attributable to such periods, subject to any permissible extensions. Such returns will be prepared and filed in accordance with applicable Law and in a manner consistent with past practices and shall be subject to review by Search.

       5.8.    Registration Statement; Proxy Statement.

              (a) As promptly as practicable after the execution of this Agreement, Search shall prepare a Registration Statement including therein a combined Proxy Statement and Prospectus, in connection with the registration under the Securities Act of the shares of Search Common Stock to be issued to the stockholders of MS Financial pursuant to the Merger. Search shall send the Registration Statement to MS Financial for MS Financial's review and comment prior to the filing of the Registration Statement and Proxy Statement with the SEC. As promptly as practicable, MS Financial shall review and approve the contents of the Registration Statement and Proxy Statement, as they may be revised, its
       approval not to be unreasonably withheld or delayed.   As promptly as
       practicable, Search shall file the Registration Statement in the form





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
       approved by MS Financial with the SEC. Search and MS Financial each shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Search shall take all or any action required under any applicable federal or Blue Sky laws in connection with the issuance of shares of Search Common Stock pursuant to the Merger. Each of MS Financial and Search shall pay its own expenses incurred in connection with the Registration Statement, Proxy Statement, MS Financial Stockholders Meeting and Search Stockholders Meeting, including, without limitation, the fees and disbursements of their respective counsel, accountants and other representatives, except that MS Financial and Search each shall pay one-half of any printing, filing and other fees and expenses incurred in connection with the Registration Statement. MS Financial shall furnish all information concerning MS Financial and the Stockholders as Search may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, Search, if required, and MS Financial shall mail the Proxy Statement to their respective stockholders. The Proxy Statement shall include the recommendations of the Boards of Directors of Search, if required, and MS Financial in favor of the Merger, unless otherwise prohibited by the applicable fiduciary duties of such directors, as determined by such directors in good faith after consultation with and duly considering the written advice of independent legal counsel, subject to Section 5.4.

              (b) No amendment or supplement to the Proxy Statement or the Registration Statement will be made by Search or MS Financial without the approval of the other, which shall not be unreasonably withheld. Search and MS Financial each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Search Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

              (c) Search shall promptly prepare and submit to the NASD an application for quotation of the shares of Search Common Stock issuable in the Merger on NASDAQ, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the quotation of such Search Common Stock on NASDAQ, subject to official notice of issuance. MS Financial shall cooperate with Search with respect to such application.

              (d) MS Financial, Search and Newco each hereby (i) consents to the use of its name and, on behalf of its Subsidiaries and Affiliates, the names of such Subsidiaries and Affiliates and to the inclusion of financial statements and business information relating to such party and its Subsidiary and Affiliates (in each case, to the extent required by applicable securities laws) in the Registration Statement and the Proxy Statement, (ii) agrees to use all reasonable efforts to obtain the written consent of any Person or entity retained by it which may be required to be named (as an expert or otherwise) in the Registration Statement or the Proxy Statement, and (iii) agrees to reasonably cooperate, and agrees to use all reasonable efforts to cause its Subsidiary and Affiliates to reasonably cooperate, with any legal counsel, investment banker, accountant or other agent or representative retained by any of the parties specified in clause (i) above in connection with the preparation of any and all information required, as determined after consultation with each party's counsel, to be disclosed by applicable securities laws in the Registration Statement or the Proxy Statement.

       5.9. Stockholders Meetings. MS Financial shall call and hold a meeting of its stockholders (the "MS Financial Stockholders Meeting") as promptly as practicable for the purpose of voting upon the adoption of this Agreement. If required by the rules of the NASD, Search shall call and hold a meeting of its stockholders (the "Search Stockholders Meeting") as promptly as practicable for the purpose of voting upon the approval of the issuance of additional shares of Search Common Stock pursuant to the Merger. MS Financial and Search shall use all reasonable efforts to hold the respective MS Financial Stockholders Meeting and Search Stockholders Meeting on the same day and as soon as practicable after the date on which the Registration Statement becomes effective. MS Financial and Search shall use all reasonable efforts to solicit from their respective stockholders proxies in favor of the adoption of this Agreement in the case of MS Financial, and in favor of the issuance of additional shares of Search Common Stock pursuant to the Merger in the case of Search, and shall take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required by the Delaware Statutes to obtain such approvals (including unanimously recommending such approval), unless otherwise necessary and mandatory under the applicable fiduciary duties of the directors of MS Financial or Search, as determined by such directors in good faith under applicable Law after consultation with and duly considering the written advice of independent legal counsel, subject to
Section 5.4.

       5.10.   Appropriate Action; Consents; Filings.

              (a) MS Financial and Search shall use their best reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or required to be taken by any Governmental Authority or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Search or MS Financial or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, including, without limitation, the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions and responses to inquiries as promptly as possible, with respect to this Agreement and the Merger required under or by (A) the Securities Act and the Exchange Act, and any other applicable federal securities or Blue Sky Laws, (B) the rules and regulations of the NASD, (C) the Delaware Statutes, (D) HSR and the Federal Trade Commission and the Antitrust Division of the Department of Justice, and
       (E) any other applicable Law or Governmental Authority; provided, that Search and MS Financial shall cooperate with each other in connection with the making of all such filings and responses, including providing copies of all such documents to the non-filing party and its advisors prior to filing or responding to inquiries and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith. MS Financial and Search shall use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the Transactions.

              (b) Each of Search and MS Financial shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents, (i) necessary to consummate the Transactions, (ii) disclosed or required to be disclosed in the Schedules hereto, or (iii) required to prevent a Company Material Adverse Effect or a Search Material Adverse Effect from occurring prior to or after the Effective Time.

              (c) In the event that Search or MS Financial shall fail to obtain any third party consent described in subsection (b) above, it shall use all reasonable efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect upon MS Financial and Search, their respective Subsidiaries, their respective stockholders, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

              (d) From the date of this Agreement until the Effective Time, each party shall promptly notify the other parties of any pending, or to the best knowledge of the first party, threatened, action, proceeding or investigation by or before any Governmental Authority or any other Person (i) challenging or seeking material damages in connection with the Merger or the conversion of MS Financial Stock into Search Common Stock pursuant to the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Search or, the knowledge of such first party, Newco or any other Search Subsidiary to own or operate all or any portion of the businesses or assets of MS Financial or its Subsidiary, which in either case is reasonably likely to have a Company Material Adverse Effect prior to the Effective Time, or a Search Material Adverse Effect (including the Surviving Corporation) after the Effective Time.

       5.11. Obligations of Newco. Search shall take all action necessary to cause Newco to perform its agreements, covenants, and obligations under this Agreement and to consummate the Merger on the terms and subject to conditions set forth in this Agreement. This obligation of Search shall terminate at the Effective Time.





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
       5.12. Public Announcements. Search and MS Financial shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement prior to such consultation. The parties have agreed on the text of a joint press release by which Search and MS Financial will announce the execution of this Agreement.

       5.13. Delivery of SEC Documents. Each of MS Financial and Search shall promptly deliver to the other true and correct copies of any report, statement or schedule filed by it with the SEC subsequent to the date of this Agreement.

       5.14. Further Action. At any time before or after the Effective Time, and from time to time, each party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such actions and to execute and deliver such documents as may be necessary to effectuate the purposes of this Agreement at the earliest practicable time.

       5.15.  Indemnification.

              (a) The Certificate of Incorporation of the Surviving Corporation and its Subsidiary shall contain provisions that acknowledge and agree that the provisions relating to limitation on liability that are set forth in the MS Charter Documents as of the date of this Agreement shall remain effective for a period of four years from the Effective Time with respect to individuals who at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of MS Financial or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time, including, without limitation, the Transactions, and the Surviving Corporation shall not amend (in any manner that would materially diminish the effect of such provisions) or repeal such provisions for a period of four years from the Effective Time.

              (b) The Surviving Corporation shall use reasonable efforts to maintain in effect for three years from the Effective Time the current directors' and officers' liability insurance coverage listed, and identified as such, in Schedule 5.15(b) (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous to such officers and directors) with respect to individuals who at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of MS Financial in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by this Agreement); provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.15(b) more than $332,500 in the aggregate, including any amounts paid prior to the Effective Time by MS Financial, for such coverage.

              (c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person other than in the ordinary course of business or as part of a securitization transaction, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Search's option, Search, shall assume the obligations of the Surviving Corporation set forth in this Section 5.15.

              (d) The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and advancement of expenses no less favorable than those that are set forth in the MS Charter Documents as of the date of this Agreement, which provisions shall not be amended, repealed or modified in any manner that would diminish their effect, for a period of three years from the Effective Time for all matters other than the Proxy Statement described in Section 5.8 above, and for a period of four years from the Effective Time with respect to said Proxy Statement, with respect to individuals who at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of MS Financial in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by this Agreement).

              (e)    The obligations of the Surviving Corporation under this
       Section 5.15 shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, fiduciary or





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
       agent to whom this Section 5.15 applies without the consent of each affected director, officer, employee, fiduciary and agent (it being expressly agreed that the directors, officers, employees, fiduciaries and agents to whom this Section 5.15 applies shall be third-party beneficiaries of this Section 5.15).

              (f) Notwithstanding the foregoing, any obligation of the Surviving Corporation relating to indemnification shall be subject to such liability first being satisfied out of the directors' and officers' liability insurance coverage referred to in Section 5.15(b) and second any Merger Consideration held in escrow pursuant to the Stockholders Agreement dated of even date herewith between the Stockholders and Search (the "Stockholders Agreement"), if applicable, and third, and then only to the extent that the insurance does not fully cover such liability, shall the Surviving Corporation be responsible for such indemnification obligations.

       5.16. Operations. Between the date hereof and the Effective Time, subject to the fiduciary duties of MS Financial's Board of Directors, MS Financial will use its best efforts to conduct its business utilizing its current personnel and current operating policies and procedures subject to the following provisions:

              (a) Beginning at the first to occur of either the expiration or termination of the HSR waiting period, or, if an HSR filing is not required, the execution of this Agreement, MS Financial shall cause its President to consult with Search's President and Chief Executive Officer or Senior Executive Vice President - Operations Director on a daily basis regarding the Company's day-to-day operations, including, without limitation, implementation of such marketing, servicing, collection and administrative policies, procedures and programs as such officers of Search shall approve, and take any and all suggestions into account with respect the operations of MS Financial and its Subsidiary. Except with regard to matters provided for in subsections (b), and (d) below, MS Financial shall not be required to implement any suggestion made by Search's personnel, but agrees to take such suggestions into account with respect to the Company's operations. In addition, MS Financial agrees to permit Search's President and Chief Executive Officer, its Senior Executive Vice President - Operations Director, its Executive Vice President - Operations and its Executive Vice President - Marketing access to MS Financial and its Subsidiary and to the operations of MS Financial and its Subsidiary in order to observe and participate in the day-to-day operations of MS Financial and its Subsidiary.

              (b) No Finance Contracts will be purchased by MS Financial or its Subsidiary unless such Finance Contracts meet Search's underwriting criteria, a copy of which is included in Schedule 5.16, or are otherwise approved by either the President and Chief Executive Officer or the Senior Executive Vice President - Operations Director of Search. Search shall cause its Subsidiary, Search Funding Corp., to abide by the letter agreement contained in Schedule 5.16, pursuant to which it agrees to purchase Finance Contracts that meet Search's underwriting criteria from MS Financial.

              (c) MS Financial will allow Search to monitor and evaluate MS Financial's collection activities, policies and procedures. Beginning at the first to occur of either the expiration or termination of the HSR waiting period, or, if an HSR filing is not required, the execution of this Agreement, MS Financial agrees to implement those collection policies, procedures and practices as shall be agreed upon by MS Financial's President and either the President and Chief Executive Officer or Senior Executive Vice President - Operations Director of Search and to take any and all suggestions into account with respect to the operations of MS Financial and its Subsidiary. Such individuals will cause an analysis of Finance Contracts owned by MS Financial to be conducted to determine the amount of any additional reserves or charge-offs to be recognized prior to the Effective Time.

              (d) MS Financial agrees not to change any existing policies or procedures and not to implement any new policies or procedures without the prior written approval of Search's President and Chief Executive Officer or Senior Executive Vice President - Operations Director.

              (e) Day-to-day operations and operating policies and procedures will be the responsibility of MS Financial's President. No salary or other compensation increases other than pursuant to Section 5.3(d) or employee terminations will be made by MS Financial without the approval of MS Financial's President, who will first consult with the President and Chief Executive Officer or the Senior Executive Vice President - Operations Director of Search.

              (f) For Search's assistance as set forth in this Section 5.16, MS Financial shall pay Search $100,000 per month, payable on or before the first business day of each month. This fee shall be included in Search's Expenses unless previously paid. Any payments made pursuant to this Section 5.16(f) shall be credited against the Search Fee and shall not be taken into account when making the calculations required by
       Section 1.2(g). The fee shall be pro rated for the month in which this Agreement is executed and shall be payable with respect to that month within three business days of the date of this Agreement; and a similar pro ration for the month in which this Agreement is terminated shall be made and any excess portion shall be credited to the Search Fee and/or Search's Expenses, or refunded to the Company by Search if no Search Fee or Expenses are payable pursuant to the terms of Article 7 below.

       5.17. Tax Reorganization. After the date of this Agreement, Search will not, prior to the Effective Time, and will not permit the Surviving Corporation after the Effective Time, to take any action inconsistent with the guidelines provided to Search by MS Financial prior to the Effective Time, and accepted by Search, acting reasonably, regarding spin-offs and other corporate transactions that might affect the qualification of the Transaction as a reorganization qualifying under the provisions of Section 368(a) of the Code.

       5.18. Search Stock. Search shall not, between the date of this Agreement and the Effective Time, change the outstanding shares of Search Common Stock into a different number of shares, or a different class, by reason of any reclassification, recapitalization, split-up, stock dividend, stock combination or exchange of shares without the prior written consent of MS Financial, which consent shall not be unreasonably withheld.

       5.19. Directorship. The Board of Directors of Search shall elect James Stuart Jr. to the Board of Directors of Search for a term expiring at the 1999 annual meeting of the stockholders of Search, effective at the Effective Time.

6.     CONDITIONS TO THE MERGER.

       6.1. Conditions to the Obligations of Each Party. The obligations of MS Financial, Search and Newco to consummate the Merger are subject to the satisfaction of the following conditions:

              (a) this Agreement and the Transactions shall have been approved and adopted by (i) the affirmative vote of the stockholders of MS Financial in accordance with the Delaware Statutes and MS Financial's Restated Certificate of Incorporation, and (ii) if required by the rules of the NASD, the stockholders of Search in accordance with the Delaware Statutes, Search's Restated Certificate of Incorporation and the rules of the NASD;

              (b) the Registration Statement shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for that purpose shall have been initiated or threatened by the SEC;

              (c) no Governmental Authority shall have issued, enacted, promulgated, enforced or entered any order, stay, decree, judgment or injunction (each an "Order") or Law which is in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and the other Transactions;

              (d) the waiting period applicable to the Merger under the HSR Act shall have expired or been terminated;

              (e) Search and MS Financial each shall have received an opinion of Haynes & Boone, LLP, reasonably satisfactory in form and substance to Search and MS Financial, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code, which shall be dated on or about the date that is two business days prior to the date the

       Proxy Statement is first mailed to stockholders of MS Financial and which shall be updated as of the Effective Time;

              (f) the Stockholders Agreement shall be in full force and effect at the Effective Time;

              (g) MS Financial shall have delivered to Search, prior to the expiration or termination of the HSR pre-clearance waiting period, a letter identifying all persons who are anticipated to be, at the time of the MS Financial Stockholders Meeting, Affiliates of MS Financial for purposes of Rule 145 under the Securities Act. MS Financial shall have used its best efforts to cause each Person who is identified as an Affiliate in such letter to deliver, on or before the date which is 30 days prior to the Effective Time, a written agreement in connection with restrictions on Affiliates under Rule 145 in substantially the form of
       Schedule 6.1(g); and

              (h) on or before February 19, 1997 (i) Search and MS Financial shall have entered into the Bank Loan Term Sheet on terms acceptable to Search and MS Financial and (ii) MS Financial shall receive from the Senior Bank Lenders such Lenders' consent to the provisions of this Agreement and the consummation of the Transactions by MS Financial. A copy of the Bank Loan Term Sheet shall be attached hereto as Exhibit 6.1(h) after the Bank Loan Term Sheet is fully executed.

       6.2. Conditions to the Obligations to Search and Newco. The obligations of Search and Newco to consummate the Merger are subject to the satisfaction of, or waiver by Search and Newco, at or before the Closing, of the following further conditions:

              (a) Representations and Warranties; Performance of Obligations. All of the representations and warranties of MS Financial contained in this Agreement shall be true, correct and complete in all material respects on and as of the Effective Time with the same effect as though such representations and warranties had been made on and as of such time, and all of the terms, covenants, agreements and conditions of this Agreement shall have been complied with, performed or satisfied by MS Financial, in all material respects,

              (b) No Litigation. No Order issued by any Governmental Authority limiting or restricting the Company's conduct or operation of its businesses following the Merger shall be in effect, nor shall any proceeding brought by a Governmental Authority seeking any such Order be pending. There shall be no action, suit, claim or proceeding of any nature pending, except as set forth on Schedule 3.23, or threatened against Search, Newco or MS Financial or its Subsidiary, their respective properties or any of their officers or directors that could have a Company Material Adverse Effect.

              (c) Consents and Approvals. All necessary Company Third Party Consents relating to the consummation of the Transactions shall have been obtained.

              (d) Cold Comfort Letter. Search shall have received from MS Financial "cold comfort" letters of KPMG Peat Marwick L.L.P. of the kind contemplated by the Statement of Auditing Standards with respect to Letters for Underwriters promulgated by the American Institute of Certified Public Accountants (the "AICPA Statement") dated the date on which the Registration Statement shall become effective and the Effective Time, respectively, and addressed to Search, in connection with the procedures undertaken by it with respect to the financial statements of MS Financial and its Subsidiaries contained in the Registration Statement and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

              (e) Bank Financing. MS Financial, Search and MS Financial's lenders shall have entered into the Acquisition Date Amendment Documents, as that term is defined in the Bank Loan Term Sheet included in Schedule 6.2(f), and there shall have been no Event of Default, as such term is defined in the Acquisition Date Amendment Documents.

              (f) Insurance. The current directors' and officers' liability insurance policy maintained by MS Financial shall have been continued on a "tail" basis on terms reasonably acceptable to Search for a period of three years after the Effective Time with respect to matters occurring prior to the Effective Time.

       6.3. Conditions to the Obligations of MS Financial. The obligations of MS Financial to effect the Merger are subject to the satisfaction of, or waiver by MS Financial of, the following conditions at or before the Closing:

              (a) Representations and Warranties; Performance of Obligations. All of the representations and warranties of Search and Newco contained in this Agreement shall be true, correct and complete, so as not to give rise to any Search Material Adverse Effect, on and as of the Effective Time with the same effect as though such representations and warranties had been made on and as of such time, and all of the terms, covenants, agreements and conditions of this Agreement shall have been complied with, performed or satisfied by Search and Newco in all material respects.

              (b) No Litigation. There shall be no action, suit, claim or proceeding of any nature pending or threatened against Search, Newco or MS Financial or its Subsidiary, their respective properties or any of their officers or directors that could have a Company Material Adverse Effect or a Search Material Adverse Effect, or which would prohibit the Transactions.

              (c) Consents and Approvals. All necessary Search Third Party Consents relating to the consummation of the Transactions shall have been obtained and made.

7.     GENERAL.

       7.1. Termination. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions, as follows:

              (a) by mutual written consent of the Boards of Directors of Search and MS Financial;

              (b) by either Search or MS Financial if the Effective Time shall not have occurred on or before June 30, 1997; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose material misrepresentation, breach of warranty or failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

              (c) by (i) Search if there is or has been a breach, failure to fulfill or default on the part of the Company of any of its representations and warranties contained herein or in the due and timely performance and satisfaction of any of the covenants, agreements or conditions contained herein, such that the conditions set forth in Articles 2 and 6 would not be satisfied, and such default or failure shall not have been cured or shall not reasonably be expected to be cured before the Closing, and (ii) MS Financial if there has been a Search Material Adverse Effect or is or has been a breach, failure to fulfill or default on the part of Search or Newco of any of its representations and warranties contained herein or in the due and timely performance and satisfaction of any of the covenants, agreements or conditions contained herein, such that the conditions set forth in Articles 2 and 6 would not be satisfied, and such default or failure shall not have been cured or shall not reasonably be expected to be cured before the Closing;

              (d) by either Search or MS Financial if there shall be a final nonappealable order in effect preventing consummation of the Merger, or there shall be any action taken, or any Law or Order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Authority which would make consummation of the Merger illegal (provided, that the right to terminate this Agreement pursuant to this subsection (d) shall not be available to any party which has not complied with its obligations under Sections 5.10, 3.35, 3.36 and 4.14;

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              (e)    by Search, if (i) the Board of Directors of MS Financial
       shall have withdrawn, modified or changed its recommendation of this Agreement or the Merger in a manner adverse to Search or shall have resolved to do so, (ii) the Board of Directors of MS Financial shall have recommended to the stockholders of MS Financial any Business Combination Transaction or resolved to do so, or (iii) a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of MS Financial is commenced, and the Board of Directors of MS Financial shall have failed to recommend against the stockholders of MS Financial tendering their shares in such tender offer or exchange offer;

              (f) by Search, if Section 262 of the Delaware Statutes is applicable to the Merger and Dissenting Shares represent more than ten percent (10%) of the MS Financial Stock issued and outstanding immediately prior to the Effective Time;

              (g) by MS Financial, if the Board of Directors of Search shall have withdrawn its recommendation of approval of the issuance of additional shares of Search Common Stock pursuant to the Merger or shall have resolved to do so;

              (h) by MS Financial, if, in the exercise of its good faith judgment (subject to Section 5.4) as to its fiduciary duties under the Delaware Statutes, the Board of Directors of MS Financial in good faith under applicable Law determines (after consultation with its financial advisers and legal counsel and duly considering the written advice of such legal counsel) that such termination is required by such fiduciary duties by reason of a proposal that either constitutes a Business Combination Transaction or may reasonably be expected to lead to a Business Combination Transaction (a "Business Combination Transaction Proposal"); provided that any termination of this Agreement by MS Financial pursuant to this Section 7.1(h) shall be conditioned on MS Financial paying the full Search Fee required by Section 7.7 hereof;

              (i) by either Search or MS Financial, if the stockholders of MS Financial or Search shall have failed to approve and adopt this Agreement, the Merger and the Transactions at meetings duly convened therefor;

              (j) by Search if either MS Financial or its Subsidiary shall have filed a petition for liquidation or re-organization in bankruptcy, or have become the subject of an involuntary bankruptcy petition, which involuntary petition is not rejected by a court having jurisdiction over such proceedings within 30 days of the filing thereof; and

              (k) by Search if KPMG has not completed its annual audit of the Company and issued its opinion with respect to such audit by March 10, 1997 or such later date to which Search and MS financial may agree.

       7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall become void and, except as herein provided, there shall be no liability or obligation on the part of any party hereto or its officers, directors or stockholders. Notwithstanding the foregoing sentence, (a) the provisions of this Section 7.2 and Sections 5.1(b) and Article 7 shall remain in full force and effect and survive any termination of this Agreement, and (b) MS Financial as one party, and Search and Newco as one party, shall remain liable to the other for any breach of this Agreement by such party prior to this Agreement's termination.

       7.3. Cooperation. MS Financial, and Search and Newco shall each deliver or cause to be delivered to the other at the Closing, and at such other times and places as shall be reasonably agreed to, such additional instruments as the other may reasonably request for the purpose of effectuating this Agreement.

       7.4. Successors and Assigns. This Agreement and the rights of the parties hereunder may not be assigned (including by operation of law) without the written consent of all parties.

       7.5. Entire Agreement. This Agreement (which includes the Schedules hereto) and the confidentiality agreement dated October 15, 1996 between Search and MS Financial set forth the entire understanding of the parties hereto with respect to the Transactions. It shall not be amended or modified except by a written instrument duly





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executed by each of the parties hereto.  Any and all other previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

       7.6. Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered (which deliveries may be by telefax) by the parties.

       7.7.   Fees and Expenses.

              (a) MS Financial shall pay Search a fee (the "Search Fee") of Seven Hundred Thousand ($700,000) in immediately available funds, which amount is inclusive of all Expenses, if:

                     (i) this Agreement is terminated pursuant to Section 7.1(e) or (h), in which case the Search Fee will be paid on the business day immediately following such termination; or

                     (ii) this Agreement is terminated pursuant to Section 7.1(i) as a result of the failure of the stockholders of MS Financial to approve the Merger and a Business Combination Transaction Proposal shall have been made prior to such termination, and any Business Combination Transaction involving MS Financial is thereafter consummated within 18 months of such termination, in which case the Search Fee will be paid on the business day immediately following such consummation.

              (b) Search shall be entitled to receive its Expenses in immediately available funds in the event that this Agreement is terminated either by Search pursuant to Section 7.1(c) or (e) or by MS Financial pursuant to Section 7.1(h).

              (c) Search shall pay MS Financial a fee (the "MS Financial Fee") of Two Hundred Fifty Thousand Dollars ($250,000) in immediately available funds, which amount is inclusive of all Expenses, if this Agreement is terminated pursuant to Section 7.1(g); provided that nothing in this Section 7.7(c) shall obligate Search to pay any or all of the MS Financial Fee if Search's stockholders do not approve the adoption of this Agreement and the Transactions after Search's Board of Directors has approved the same.

              (d) No termination of this Agreement pursuant to Section 7.1(c) shall prejudice the ability of a non-breaching party to seek damages from any other party for any breach of this Agreement, including, without limitation, attorneys' fees and the right to pursue any remedy at law or in equity. If Search is required to file suit to seek the Search Fee and it ultimately succeeds on the merits, it shall be entitled to receive (in addition to the Search Fee or any other Expenses) all expenses, including, without limitation, attorneys' fees and expenses, which it has incurred in enforcing its rights under
       Section 7.2. If MS Financial is required to file suit to seek the MS Financial Fee and it ultimately succeeds on the merits, MS Financial shall be entitled to receive (in addition to the MS Financial Fee) all expenses, including, without limitation, attorneys' fees and expenses, which it has incurred in enforcing its rights under Section 7.2.

              (e) Except as set forth in this Section 7.7 and Section 5.8(a), all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any transaction contemplated thereby is consummated. Notwithstanding the foregoing, MS Financial shall pay to or incur Expenses from only those Persons listed on Schedule 7.7(e), provided that such Persons may not include legal counsel to the Stockholders.

       7.8. Specific Performance; Remedies. Each party hereto acknowledges that the other parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any of them of any of the covenants or agreements contained in this Agreement, including without limitation, the confidentiality obligations set forth in Section 5.1(b) and (b). It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, each party hereto shall have the right to obtain injunctive relief





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to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other parties' covenants and agreements contained in this Agreement.

       7.9. Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given if delivered personally or sent by facsimile transmission (with confirmation of receipt), by registered or certified mail, postage prepaid, or by recognized courier service, as follows:

If to Search or Newco to:   Search Capital Group, Inc.
                            700 N. Pearl Street
                            Suite 400, L.B. 401
                            Dallas, Texas 75201-2809
                            Attention:  George C. Evans,
                            Chairman, President & CEO and
                            Ellis Regenbogen, Executive Vice
                            President and General Counsel
                            Facsimile No.:  214-965-6098

       With a copy to:      Riezman & Blitz, P.C.
                            120 S. Central, 10th Floor
                            St. Louis, Missouri 63105
                            Attention:  Richard M. Riezman
                            Facsimile No.:  314-727-6458


If to MS Financial:         MS Financial, Inc.
                            715 S. Pear Orchard Road
                            Suite 300
                            Ridgeland, MS 39157
                            Attn:  Phillip J. Hubbuch, Jr.
                            Facsimile No.:  601-856-1611

       With a copy to:      Brunini, Grantham, Grover & Hewes, PLLC
                            1400 Trustmark Building
                            248 East Capitol
                            Jackson, MS 39201
                            Attn: Robert D. Drinkwater, Esq.
                            Facsimile No.: 601-960-6902

or to such other address as the Person to whom notice is to be given may have specified in a notice duly given to the sender as provided herein. Such notice, request, claim, demand, waiver, consent, approval or other communication shall be deemed to have been given as of the date so delivered, transmitted by facsimile, mailed or dispatched and, if given by any other means, shall be deemed given only when actually received by the addressees.

       7.10. Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed wholly in that State.

       7.11. Severability. If any provision of this Agreement or the application thereof to any Person or circumstances is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such Person or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

       7.12. Absence of Third Party Beneficiary Rights. No provision of this Agreement is intended, nor will be interpreted, to provide or to create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, shareholder, employee, partner of any party hereto or any other Person or entity.

       7.13. Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.

       7.14. Further Representations. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the Transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax consequences of the Transactions contemplated by this Agreement and is not relying on any representation or statements made by the other party as to such tax consequences.

       7.15. Amendment; Waiver. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided, that after the approval and adoption of this Agreement and the Transactions by the stockholders of MS Financial, no amendment may be made that would reduce the amount or change the type of consideration into which each share of MS Financial Stock shall be converted upon consummation of the Merger. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any obligation of any other party, (b) waive any inaccuracy in the representations and warranties of any other party and (c) waive compliance with any agreement or conditions contained herein. Any extension or waiver by any party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such party.

       7.16. Survival of Certain Clauses. None of the representations, warranties, covenants and indemnities made by MS Financial, Search or Newco in or pursuant to this Agreement or in any document delivered pursuant to this Agreement and the Related Documents shall survive the Effective Time or any termination of this Agreement pursuant to Section 7.1 except as follows: the agreements set forth in Section 5.1(b), 5.15, and Sections 7.2 through 7.16 shall survive the Effective Time and shall remain in effect indefinitely.

8.     DEFINITIONS.

       When a capitalized term is used in this Agreement and such term is not defined elsewhere in this Agreement, such term shall have the meaning ascribed to it pursuant to the following provisions of this Article 8:

       8.1.   "Acquisition Date Amendment Documents" is defined in Section
6.2(f).

       8.2. "Adjusted Decrease in Stockholders' Equity" is defined in Section 1.2(g)(i).

       8.3.   "Adjusted Per Share Amount" is defined in Section 1.2(g)(ii).

       8.4.   "Adjusted Stockholders' Equity" is defined in Section 1.2(g).

       8.5.   "Adjustment Balance Sheet" is defined in Section 1.2(g)(i).

       8.6.   "Adjustment Income Statement" is defined in Section 1.2(g)(i).

       8.7. "Affiliate" means each "Affiliate" or "associate" of the applicable Person (as such terms are defined in Rule 12b-2 under the Exchange Act as of the Effective Time), whether or not such Person is such an Affiliate or Associate as of the Effective Time, and each officer and director of such Person.

       8.8.   "Agreement" is defined in the preamble.

       8.9.   "AICPA Statement" is defined in Section 6.2(e).

       8.10.  "Allowance for Losses" is defined in Section 1.2(g).

       8.11.  "Balance Sheet Date" is defined in Section 3.10.

       8.12.  "Bank Loan Term Sheet" means the bank loan term sheet included as
Exhibit 6.1(h) hereto.

       8.13.  "Benefit Plans" is defined in Section 3.21(a).

       8.14.  "Blue Sky Laws" means state securities or "blue sky" laws.

       8.15. "Business Combination Transaction" means any of the following involving MS Financial or its Subsidiary: (1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated hereby); (2) any sale, lease, exchanges, transfer or other disposition (other than a pledge or mortgage) of 25% or more of the assets of MS Financial and the Subsidiary, as applicable, taken as a whole, in a single transaction or series of transactions; or (3) the acquisition by a Person or entity or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 50% or more of the shares of MS Financial Stock, as applicable, whether by tender offer, exchange offer or otherwise.

       8.16. "Business Combination Transaction Proposal" is defined in Section 7.1(h).


       8.17. "Car Dealer" means any retail vendor of motor vehicles with which MS Financial or its Subsidiary has an agreement pursuant to which MS Financial or its Subsidiary purchases Finance Contracts from such vendor.

       8.18. "Car Dealer Agreement" means any agreement between the Company and a Car Dealer, substantially in the form of Schedule 3.14(l).

       8.19. "Car Dealer Assignment" means any assignment substantially in the form of Schedule 3.14(l).

       8.20.  "Certificate of Merger" is defined in Section 2.1.

       8.21. "Company Hazardous Materials Activities" is defined in Section 3.16(b).

       8.22. "Certificate" means a stock certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of MS Financial Stock (other than Dissenting Shares, if any, and shares to be canceled pursuant to Section 1.2(b)).

       8.23. "Closing" means a closing held at the offices of Search in Dallas, Texas, or such other place and time as the parties may agree.

       8.24. "Closing Checklist" means the list of documents to be delivered or provided in connection with the Transactions, in the form of Schedule 8.24 hereto.

       8.25. "Closing Certificate" means the certificates described in sections 2.2(a) and 2.3(a) hereof.

       8.26. "Closing Date" shall mean the date upon which the Closing is to occur.

       8.27.  "Code" means the Internal Revenue Code of 1986, as amended.

       8.28.  "Company" means MS Financial and its Subsidiary.

       8.29. "Company Material Adverse Effect" means any change, effect, or circumstance that is, individually or when taken together with all other changes, effects and circumstances that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or is reasonably likely to be material and adverse to the condition (financial or otherwise), operations, properties, results of operations, or business or prospects of MS Financial and its Subsidiary, taken as a whole, or would materially impair the ability of MS Financial and its Subsidiary, taken as a whole, to perform its obligations under this Agreement or impede the consummation of the Transactions.

       8.30. "Company Options" means options to acquire MS Financial Stock under the MS Financial Stock Option Plans.

       8.31. "Company Third Party Consents" means all consents of Persons not party to this Agreement required to be obtained by MS Financial to prevent any breach of this Agreement by MS Financial or to consummate the Transactions.

       8.32. "Company SEC Reports" means all forms, reports and documents required to be filed by MS Financial with the SEC since January 1, 1995.

       8.33.  "Controlled Group Member" is defined in Section 3.21(b).

       8.34.  "Current Balance Sheet" is defined in Section 3.10.

       8.35.  "Current Income Statement" is defined in Section 3.10.

       8.36. "Delaware Statutes" means the Delaware General Corporation Law, as amended.

       8.37. "Delinquency Rate Percentage" means, with respect to a calendar month Period, the fraction, expressed as a percentage, equal to the sum of the aggregate outstanding principal balance of Finance Contracts owned and/or serviced by the Company that are past due as of the end of such month for more than 30 days divided by the aggregate outstanding principal balance of Finance Contracts owned and/or serviced by the Company as of the end of such calendar month.

       8.38. "Determination Date" means the date that is five business days prior to the date of the MS Financial Stockholders Meeting or, if that date is not a NASDAQ trading day, the NASDAQ trading day immediately preceding that date.

       8.39. "Dissenting Shares" means any issued and outstanding shares of MS Financial Stock which are held by stockholders of MS Financial who have not voted in favor of the Merger and who are entitled to file, and have filed, with MS Financial, in full compliance with Section 262 of the Delaware Statutes, prior to the taking of the vote of the stockholders of MS Financial on the Merger, a written notice of intent to demand appraisal of such shares of MS Financial Stock.

       8.40. "Effective Time" means the date and time of the filing of the Certificate of Merger with the Secretary, or such later time as may be specified in the Certificate of Merger filed with the Secretary.

       8.41.  "Engagement Letter" is defined in Section 3.30.

       8.42.  "Environmental Permits" is defined in Section 3.16(c).

       8.43.  "ERISA" is defined in Section 3.21(b).

       8.44. "Exchange Act" means the Securities and Exchange Act of 1934, as amended.

       8.45.  "Exchange Agent" means American Securities Transfer, Inc.

       8.46. "Exchange Fund" means certificates evidencing the shares of Search Common Stock, issuable pursuant to Section 1.2 and an estimated amount of cash required to be delivered pursuant to Article 1 in exchange for fractional shares of Search Common Stock.

       8.47. "Exchange Ratio" shall mean the number of shares of Search Common Stock having a value equal to the Per Share Amount, determined as of the Determination Date except as otherwise provided in Sections 1.2(d), (e), (g) and (h) The number of shares having a value equal to the Per Share Amount determined as of the Determination Date shall be determined by dividing the Per Share Amount by the Valuation Period Market Value.

       8.48. "Expenses" means all out-of-pocket expenses and fees actually incurred or accrued by Search, Newco or MS Financial, as applicable, or on their respective behalf in connection with the Transactions prior to the termination of this Agreement (including, without limitation, all fees and expenses of counsel, financial advisors, banks or other entities providing financing to Search (including financing, commitment and other fees payable thereto), accountants, environmental and other experts and consultants, and all registration fees and expenses and all printing and advertising expenses) and in connection with the negotiation, preparation, execution, performance and termination of this Agreement, the structuring of the Transactions, any agreements relating thereto, and any filings to be made in connection therewith.

       8.49. "Finance Contract" means a motor vehicle installment sales contract assigned to MS Financial or owned by a Securitization Trust that is secured by title to, security interests in, or liens on a motor vehicle under applicable provisions of the motor vehicle or other similar Law of the jurisdiction in which the motor vehicle is titled and registered by the purchaser at the time the contract is originated.

       8.50. "GAAP" means United States generally accepted accounting principles applied on a consistent basis.

       8.51. "Governmental Authority" shall mean any United States (federal, state or local) or foreign (to the extent having any jurisdiction over the parties or the Transactions) government, or governmental, regulatory or administrative authority, agency, department, board, bureau, instrumentality commission or court of competent jurisdiction.

       8.52.  "Hazardous Material" is defined in Section 3.16(a).

       8.53. "HSR" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (Antitrust Improvements Act) Pub.L. 94-435, Sept. 30, 1976, 90 Stat. 1383, as amended.

       8.54.  "KPMG" means KPMG Peat Marwick L.L.P.

       8.55. "Law" means statutes, rules, regulations, ordinances, orders, judgments or decrees of any Governmental Authority.

       8.56.  "Liens" is defined in Section 3.24(h).

       8.57.  "Material Contracts" is defined in Section 3.18(a).

       8.58. "Material Permits" means licenses, franchises, consents, approvals, orders, permits and other governmental authorizations, including without limitation titles (including without limitation motor vehicle titles and current registrations), fuel permits, certificates, trademarks, trade names, patents, patent applications and copyrights, necessary to conduct the businesses of MS Financial or its Subsidiary and the failure of MS Financial or its Subsidiary to hold or possess would have a Company Material Adverse Effect.

       8.59.  "Merger" is defined in the preamble.

       8.60. "Merger Consideration" means certificates evidencing the number of whole shares of Search Common Stock and cash (in lieu of fractional shares) to which a holder of MS Financial Stock is entitled as the result of the Merger.

       8.61.  "Most Recent Financial Statements" is defined in Section
1.2(g)(i).

       8.62.  "MS Financial" is defined in the preamble.

       8.63.  "MS Charter Documents" is defined in Section 3.1.

       8.64. "MS Financial Employees' Equity Incentive Plan" means the MS Financial Amended and Restated Employees' Equity Incentive Plan substantially in the form of Schedule 8.63 hereto.

       8.65.  "MS Financial Fee" is defined in Section 7.7(c).

       8.66. "MS Financial Stock" means the common stock of MS Financial, par value $.001 per share.

       8.67. "MS Financial Stock Option Plans" means the MS Financial Employees' Equity Incentive Plan and the Non-Employee Directors Stock Option Plan.

       8.68.  "MS Financial Stockholders Meeting" is defined in Section 5.9.

       8.69.  "MS Loan Agreement" is defined in Section 3.26(r).

       8.70.  "Net Managed Receivables" is defined in Section 1.2(g).

       8.71. "Non-Employee Directors Stock Option Plan" means the stock option plan substantially in the form of Schedule 8.70 hereto.

       8.72. "NASD" means the National Association of Securities Dealers, Inc. or any successor entity.

       8.73.  "NASDAQ" means the NASD Automated Quotations -National Market
System.

       8.74.  "Newco" is defined in the preamble.

       8.75. "Newco Stock" means the common stock of Newco, par value $.01 per share.

       8.76.  "Order" is defined in Section 6.1(c).

       8.77. "Per Share Amount" means $2.00, or such amount adjusted pursuant to Section 1.2(e) or Section 1.2(g) if such an adjustment is to be made.

       8.78. "Person" means any individual, firm, corporation, partnership or other entity, including without limitation, any "person" or "group" within the meaning of Section 13(d) under the Exchange Act.

       8.79. "Proxy Statement" means the proxy statement, which may be a joint proxy statement, to be sent to the stockholders of Search, if required, and MS Financial.

       8.80. "Registration Statement" means a registration statement on Form S-4 (together with all amendments thereto) filed by Search in respect of the issuance of Search Common Stock pursuant to this Agreement.

       8.81.  "Related Documents" is defined in Section 3.2.

       8.82. "Related Security" means all security documents, including, without limitation, Uniform Commercial Code Financing statements, evidencing a security interest in a Finance Contract.

       8.83.  "Returns" is defined in Section 3.24(a).

       8.84.  "Reviewed Financials" is defined in Section 3.10.

       8.85.  "Search" is defined in the preamble.

       8.86.  "Search Charter Documents" is defined in Section 4.1.

       8.87. "Search Common Stock" means the common stock of Search, $.01 par value per share.

       8.88.  "Search Fee" is defined in Section 7.7(a).

       8.89. "Search Material Adverse Effect" means any change, effect or circumstance that, individually, or when taken together with all other changes, effects and circumstances that have occurred prior to the date of determination of the occurrence of the Search Material Adverse Effect (i) is or is reasonably likely to be material and adverse to the condition (financial or otherwise), operations, properties, results of operations, business or prospects of Search, or (ii) would or is reasonably likely to impair Search's ability to perform its obligations under this Agreement or impede the consummation of the Transactions.

       8.90. "Search Material Permits" means licenses, franchises, consents, approvals, orders, permits and other governmental authorizations, including without limitation titles (including without limitation motor vehicle titles and current registrations), fuel permits, certificates, trademarks, trade names, patents, patent applications and copyrights, necessary to conduct the businesses of Search or its Subsidiaries and the failure of Search or its Subsidiaries to hold or possess would have a Search Material Adverse Effect.

       8.91. "Search SEC Reports" means all forms, reports and documents required to be filed by Search with the SEC since December 31, 1993.

       8.92.  "Search Stockholders Meeting" is defined in Section 5.9.

       8.93. "Search Third Party Consents" means all consents of Persons not party to this Agreement required to be obtained by Search or Newco to prevent any breach of this Agreement by Search.

       8.94.  "SEC" means the Securities and Exchange Commission.

       8.95. "Secretary" means the Secretary of State of the State of Delaware.

       8.96.  "Securities Act" means the Securities Act of 1933, as amended.

       8.97. "Securitization Trusts" means MS Auto Grantor Trust 1995-1, MS Auto Grantor Trust 1994-1, and MS Auto Grantor Trust 1993-1.

       8.98. "Senior Bank Lender" means the lenders referred to in the Bank Loan Term Sheet.

       8.99. "Stockholders" means MS Diversified Corporation, MS Financial Services, Inc., and Golder Thoma Chessy Rauner IV, L.P.

       8.100. "Stockholders Agreement" is defined in Section 5.15(f).

       8.101. "Subsidiary" means, with respect to any Person, an Affiliate controlled by such person directly, or indirectly through one or more intermediaries.

       8.102. "Surviving Corporation" is defined in Section 1.1(a).

       8.103. "Tax" means any tax or similar governmental charge, import or levy (including without limitation income taxes, franchise taxes, transfer taxes or fees, sales taxes, use taxes, gross receipts taxes, value added taxes, employment taxes, excise taxes, ad valorem taxes, property taxes, withholding taxes, payroll taxes, minimum taxes or windfall profit taxes) together with any related penalties, fines, additions to tax or interest imposed by any Governmental Authority.

       8.104. "Transactions" means the Merger and all other actions or events described or required by this Agreement.

       8.105. "Unaudited Financials" is defined in Section 3.10.

       8.106. "Valuation Period Market Value" means the average of the closing prices of a share of Search Common Stock, as quoted on NASDAQ for the 10 NASDAQ trading days immediately preceding and including the Determination Date or, if the Search Common Stock is not quoted on NASDAQ, the average of the high bid and low ask prices of a share of Search Common Stock as quoted in the over-the-counter market for such 10 trading day period.

       8.107. "Warehouse Loans" means loans pursuant to the transaction entered into pursuant to that certain Repurchase Agreement dated as of April 1, 1995 between the Company and Telluride Funding Corp. and certain other related documents, as such may be amended, modified, supplemented, extended, renewed or replaced, in connection with which Financial Security Assurance Inc. issued a financial guaranty insurance policy.

       IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.



SEARCH CAPITAL GROUP, INC.



By:    /s/ George C. Evans
       ----------------------------
Name:  George C. Evans
Title: Chairman, President and
       Chief Executive Officer


SEARCH CAPITAL ACQUISITION CORP.



By:    /s/ Robert D. Idzi
       ----------------------------
Name:  Robert D. Idzi
Title: Senior Executive Vice President




MS FINANCIAL, INC.



By:    /s/ Vann R. Martin
       ----------------------------
Name:  Vann R. Martin
Title: President and Chief
       Operating Officer

                                           June 25, 1997



MS Financial, Inc.
700 S. Pear Orchard Road
Ridgeland, MS  39157

Gentlemen:

        This letter confirms our agreement that the Agreement and Plan of Merger by and among us dated as of February 7, 1997 (the "Merger Agreement") is amended as follows:

        1. Sections 1.2 (g) and (h) of the Merger Agreement and all references to Sections 1.2 (g) and (h) in the Merger Agreement are deleted;

        2. Section 1.2 (d) of the Merger Agreement is amended to read in its entirety as follow:

                "(d) Maximum and Minimum Exchange Ratio. Notwithstanding the provisions of Section 1.2 (c) above and except for any adjustment made pursuant to Section 1.2 (e), in no event will the Exchange Ratio exceed .37 or be less than 0.28."

        3.      Sections 2.2 (f), 8.2, 8.3, 8.4, 8.5, 8.6, 8.10, 8.37, 8.61 and
        8.70 of the Merger Agreement are deleted;

        4. Section 7.1 (b) of the Merger Agreement is amended by changing the date referenced therein from "June 30, 1997" to "August 15, 1997"; and

        5. Section 8.77 of the Merger Agreement is amended to read in its entirety as follows:

                "8.77. "Per Share Amount" means $1.63, or such amount adjusted pursuant to Section 1.2 (e) if such an adjustment is to be made."

        Please acknowledge your agreement to the foregoing by signing this letter in the space provided below.

                                           Sincerely,

                                           SEARCH FINANCIAL SERVICES INC.

                                           By: /s/ GEORGE C. EVANS
                                              --------------------------------
                                              George C. Evans
                                              Chairman of the Board and
                                              Chief Executive Officer

Letter: MS Financial, Inc.
June 25, 1997
Page 2



                                        SEARCH CAPITAL ACQUISITION CORP.


                                        By: /s/ ROBERT D. IDZI
                                           -------------------------------
                                           Robert D. Idzi
                                           Senior Executive Vice President


Agreed:

MS FINANCIAL, INC.



By: /s/ JAMES B. STUART, JR.
   -------------------------------
   James B. Stuart, Jr., Chairman

        The undersigned acknowledge (1) their agreement to the foregoing amendments to the Merger Agreement (the "Amendment"), (2) that the Stockholders Agreement dated as of February 7, 1997 by and among Search Financial Services, Inc. and the undersigned (the "Stockholders Agreement") remains in full force and effect and (3) that all references in the Stockholders Agreement to the Merger Agreement shall be to the Merger Agreement as amended by the Amendment.

                                        MS FINANCIAL SERVICES, INC.


                                        By: /s/ JAMES B. STUART, JR.
                                            -------------------------------
                                            James B. Stuart, Jr.


                                        MS DIVERSIFIED CORPORATION


                                        By: /s/ JAMES B. STUART, JR.
                                            -------------------------------
                                            James B. Stuart, Jr., President


                                        GOLDER, THOMA, CRESSY, RAUNER
                                        FUND IV, L.P.

                                        By:  GTCR IV, L.P., its General Partner

                                             By:  Golder, Thoma, Cressy, Rauner,
                                                  Inc., its General Partner

                                             By: /s/ DONALD J. EDWARDS
                                                -------------------------------
                                                Donald J. Edwards
                                                Its: Principal

                                                                        ANNEX  B


                    [BEAR, STEARNS & CO. INC. LETTERHEAD]



                                 July 7, 1997


MS Financial, Inc.
715 S. Pear Orchard Road
Ridgeland, Mississippi 39157


Dear Sirs:

We understand that MS Financial, Inc. ("MSF") and Search Financial Services Inc. ("Search") have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated February 7, 1997 and amended on June 25, 1997, pursuant to which MSF will become a wholly-owned subsidiary of Search (the "Transaction"). Upon consummation of the Transaction, each share of MSF common stock will be converted into $1.63 of Search common stock, based upon the average trading price of Search common stock for the ten business days ending five business days before the meeting of the MS Financial stockholders to agree to the Transaction. The conversion ratio is subject to a collar such that the conversion ratio shall not exceed 0.37 or be less than 0.28. You have provided us with the joint proxy/prospectus statement (the "Proxy Statement"), which includes the Merger Agreement among MSF and Search, in substantially final form to be sent to the stockholders of MSF and Search. We understand the Transaction will require approval of the stockholders of MSF and Search.

You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the public stockholders of MSF.

In the course of performing our review and analyses for rendering this opinion, we have:

1.       reviewed the Joint Proxy Statement/Prospectus;

2. reviewed the Fourth Amended and Restated Loan Agreement dated May 1, 1996, and the First Amendment to Fourth Amended and Restated Loan Agreement dated December 16, 1996;

3 . reviewed MSF's Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and December 31, 1996, its Prospectus for Common Stock dated July 21, 1995, its Quarterly Reports on Form 1O-Q for the periods ended March 31,
         June 30, September 30, 1996 and March 31, 1997, and its unaudited preliminary financial results for the periods ended April 30, 1997 and May 31, 1997;

4. reviewed Search's Annual Report to Shareholders and Transition Report on Form 10-K for the fiscal year ended March 31, 1996, its Annual Report on Form 10-K for the fiscal year ended March 31, 1997, its Quarterly Reports on Form 10-Q for the periods ended June 30, September 3O and December 31, 1996, its Proxy Statement dated August 19, 1996, and Joint Plan of Reorganization confirmed by in the United States Bankruptcy Court, Northern District of Texas, Dallas Division, in Case No. 395-34981-RCM-11;

MS Financial, Inc.
July 7, 1997
Page 2



5. reviewed certain operating and financial information, provided to us by management, relating to MSF's business and prospects;

6. reviewed certain operating and financial information, including certain projections for the combined companies that assume costs savings, provided to us by Search's management, relating to Search's business and prospects;

7. met with certain members of MSF's senior management to discuss MSF's operations, historical financial statements, future prospects and possible impact to MSF of not consummating the Transaction;

8 met with certain members of Search's senior management to discuss Search's operations, historical financial statements and future prospects

9 .      visited MSF's facilities in Ridgeland, Mississippi;

10.      visited Search's facilities in Dallas, Texas;

11. reviewed the historical prices and trading volumes of the common shares of MSF and Search;

12. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to MSF and Search;

13. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to MSF;

14. considered the results of our conversations with various prospective acquirors of MSF, including the indications of interest received from certain of such prospective acquirors; and

15. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by MSF and Search. With respect to MSF's and Search's projected financial results, that assume certain synergies for the combined companies, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of MSF and Search as to the expected future performance of MSF and Search, respectively. We have not assumed any responsibility for the independent verification of such information or projections provided to us and we have further relied upon the assurances of the managements of MSF and Search that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed any independent appraisal of the assets or liabilities of MSF and Search. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

Based on the foregoing, it is our opinion that the Transaction is fair, from a financial point of view, to the public stockholders of MSF.

We have acted as financial advisor to MSF in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction.

MS Financial, Inc.
July 7, 1997
Page 3



It is understood that this letter (i) is intended for the use of the Board of Directors of MSF and may not be disseminated, quoted or referred to at any time without our prior written consent and (ii) does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction. Notwithstanding the previous sentence, Bear Steams expressly consents to the inclusion of this letter in its entirety as an exhibit to the proxy materials or the resulting Form S-4 distributed in connection with the Transaction.

                                       Very truly yours,

                                       BEAR, STEARNS & CO.  INC.



                                       By:
                                          ------------------------------
                                            Managing Director

DBR/klh

                                                                         ANNEX C



                                 ALEX. BROWN
                  AMERICA'S OLDEST INVESTMENT BANKING FIRM
                              ESTABLISHED 1800


                                                 February 6, 1997

Board of Directors
Search Capital Group, Inc.
700 N. Pearl Street, Suite 400
Dallas, TX 75201

Dear Members of the Board of Directors:

       MS Financial, Inc. ("MS Financial"), Search Capital Group, Inc. ("Search" or "the Company") and Search Capital Acquisition Corp., a Delaware Corporation and a wholly-owned subsidiary of Search (the "Merger Sub"), have entered into an agreement and plan of merger dated as of February 7, 1997 (the "Agreement"). Pursuant to the Agreement, the Merger Sub shall be merged with and into MS Financial (the "Merger"), and each share of MS Financial's common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into an amount of shares (the "Exchange Ratio") of common stock of Search with a value equal to $2.00 per share held; however, at no time will the Exchange Ratio exceed 0.46x or be less than 0.34x. We have assumed, with your consent, that the Merger will qualify as a tax free transaction for federal income tax purposes. You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Search.

       Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Search in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We have provided financial advice to Search historically, including bankruptcy restructuring as well as merger and acquisition advisory services. Alex. Brown currently holds Search common stock received as compensation for prior services, and at present, an Alex. Brown employee is a member of the Board of Directors of Search. Alex. Brown also served as the lead-managing underwriter in MS Financial's July 24, 1995 initial public offering of its Common Stock. Alex. Brown maintained a market in the Common Stock of MS Financial until mid-1996, and regularly publishes research reports regarding the auto finance and consumer industries and the businesses and securities of publicly traded companies in such industries. In the ordinary course of business, Alex. Brown may actively trade the securities of both MS Financial and Search for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

       In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning MS Financial and Search and certain internal analyses and other information furnished to us by Search. We have also held discussions with the members of the senior management of Search regarding the businesses and prospects of Search and MS Financial and the joint prospects of a combined company. In addition, we have
(i) reviewed the reported prices and trading activity for the common stock of both MS Financial and Search, (ii) compared certain financial and stock market information for MS Financial and Search with similar information for certain other auto finance companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

       We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of MS Financial and Search, we have assumed that such information reflects the best currently available judgments and estimates of the management of Search as to the likely future financial performances of Search and MS Financial and of the combined entity. Alex. Brown was not involved in any discussions with the management of MS Financial regarding this transaction or the prospects of a combined company. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets or liabilities of MS Financial and Search, nor have we been furnished with any such evaluations or appraisals. We are not expressing our opinion as to the value of Search's common stock when issued pursuant to the Merger or the prices at which Search's common stock will trade subsequent to such issuance. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

       Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of Search and do not constitute a recommendation to any stockholder as to how such stockholder should vote. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to any proxy or registration statement distributed in connection with the Merger.

       Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to Search.


                                           Very truly yours,

                                           ALEX. BROWN & SONS INCORPORATED


                                           By: /s/ J. ADAM HITT
                                              ----------------------------------
                                           Name:  J. Adam Hitt
                                                  Managing Director

                                                                         ANNEX D

                               MS FINANCIAL, INC.

                   Index to Consolidated Financial Statements



                                                                                                        Page
                                                                                                        ----
    Independent Auditors' Report                                                                         D-2


    Consolidated Balance Sheets as of December 31, 1995 and 1996 (audited) and                           D-3
       March 31, 1997 (unaudited)


    Consolidated Statements of Operations, years ended
       December 31, 1994, 1995 and 1996 (audited) and three-month periods
       ended March 31, 1996 and 1997 (unaudited)                                                         D-4


    Consolidated Statements of Stockholders' Equity, years
       ended December 31, 1994, 1995 and 1996 (audited) and three-month period
       ended March 31, 1997 (unaudited)                                                                  D-5


    Consolidated Statements of Cash Flows, years ended
       December 31, 1994, 1995 and 1996 (audited) and three-month periods
       ended March 31, 1996 and 1997 (unaudited)                                                     D-6 - D-7


    Notes to Consolidated Financial Statements                                                       D-8 - D-31

                          Independent Auditors' Report


The Board of Directors and Stockholders
MS Financial, Inc.:

We have audited the accompanying consolidated balance sheets of MS Financial, Inc. and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MS Financial, Inc. and subsidiary at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company experienced in 1996 material increases in delinquencies and losses on owned and serviced installment contracts, a substantial net loss, and reduced availability of financing.
These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.



                                                      /s/ KPMG Peat Marwick LLP

Jackson, Mississippi                                  KPMG Peat Marwick LLP
February 24, 1997, except for the
   last paragraph of note 3 which
   is as of June 25, 1997

                       MS FINANCIAL, INC. AND SUBSIDIARY

                          Consolidated Balance Sheets

                   December 31, 1995 and 1996 (Audited) and
                          March 31, 1997 (Unaudited)
                       (in thousands, except share data)


                                     Assets
                                     ------

                                                                                        December 31,
                                                                                     ------------------     March 31,
                                                                                     1995          1996        1997
                                                                                     ----          ----    -----------
                                                                                                            (unaudited)
Cash and cash equivalents                                                         $     888       1,454        4,296
Installment contracts                                                                22,398      86,972       72,803
Amounts due under securitizations                                                    19,720       9,784        7,580
                                                                                  ---------   ---------    ---------
                                                                                     42,118      96,756       80,383
Allowance for possible losses                                                        (1,602)    (10,062)      (6,364)
                                                                                  ---------   ---------    ---------
                   Installment contracts and amounts due
                       under securitizations, net                                    40,516      86,694       74,019
                                                                                  ---------   ---------    ---------
Property and equipment, net                                                           1,211       1,561        1,497
Repossessed automobiles, net of valuation allowance of $2,800 in 1996                 1,388       2,933        3,048
    and $2,500 (unaudited) in 1997
Installment contract origination program acquisition cost,
    net of accumulated amortization of $537 in 1995                                     346          --           --
Income taxes receivable                                                                 223       6,234        5,636
Deferred income taxes                                                                 1,022          --           --
Other assets                                                                          4,124       2,559        2,519
                                                                                  ---------   ---------    ---------

                   Total assets                                                   $  49,718     101,435       91,015
                                                                                  =========   =========    =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Liabilities:
    Notes payable                                                                 $      --       75,813       71,442
    Collections due investors                                                             5           27           --
    Dealer reserve and holdback accounts                                                290          222          171
    Unearned commissions                                                              1,695          987          469
    Accounts payable and accrued expenses                                             2,744        2,632        1,770
                                                                                  ---------    ---------    ---------
                   Total liabilities                                                  4,734       79,681       73,852
                                                                                  ---------    ---------    ---------
Stockholders' equity:
    Preferred stock, par value $.001 per share, 5,000,000
       shares authorized, none outstanding                                               --           --           --
    Common stock, par value $.001 per share, 50,000,000 shares
       authorized, 10,800,000 shares issued and outstanding                              11           11           11
    Additional paid-in capital                                                       27,660       27,660       27,660
    Unrealized gain on securities available for sale                                     --           --          450
    Retained earnings (accumulated deficit)                                          18,373       (3,641)      (8,683)
                                                                                  ---------    ---------    ---------
                                                                                     46,044       24,030       19,438
    Treasury stock, 174,000, 371,610 and 370,074 (unaudited)                         (1,060)      (2,276)      (2,275)
       shares of common, at cost
                                                                                  ---------    ---------    ---------
                   Total stockholders' equity                                        44,984       21,754       17,163
                                                                                  ---------    ---------    ---------
Commitments and contingencies
                                                                                  $  49,718      101,435       91,015
                                                                                  =========    =========    =========

          See accompanying notes to consolidated financial statements.

                       MS FINANCIAL, INC. AND SUBSIDIARY
                     Consolidated Statements of Operations
          Years ended December 31, 1994, 1995 and 1996 (Audited) and
        Three-Month Periods ended March 31, 1996 and 1997 (Unaudited)
                     (in thousands, except per share data)


                                                                                                                 Three-month
                                                                                                                periods ended
                                                                          Years ended December 31,                March 31,
                                                                        -----------------------------         ----------------
                                                                        1994         1995        1996         1996        1997
                                                                        ----         ----        ----         ----        ----
                                                                                                                 (unaudited)
Interest and fee income on installment contracts
    and securitizations                                               $ 10,008      12,449      14,909        1,645       4,440
Other interest income                                                        4         100          70           18          13
Interest expense                                                        (2,441)     (3,587)     (5,371)        (373)     (2,208)
                                                                      --------    --------    --------     --------    --------
                   Net interest income before loss provisions            7,571       8,962       9,608        1,290       2,245
Provision for possible losses on installment contracts                     685         826      20,103          250       4,342
Provision for impairment of amounts due under securitizations               --          --       3,000           --          --
Provision for possible losses on repossessed automobiles                    --          --       2,800           --          --
                                                                      --------    --------    --------     --------    --------
                   Net interest income (loss) after loss provisions      6,886       8,136     (16,295)       1,040      (2,097)
                                                                      --------    --------    --------     --------    --------
Other income:
    Insurance commissions                                                1,456       1,823       1,329          361          81
    Gains on securitizations                                             2,492       7,072          --           --          --
    Service fee income                                                   1,235       1,951       2,668          864         371
    Experience refund on insurance policy                                  900          --          --           --          --
    Other income                                                           627         760         753          257          22
                                                                      --------    --------    --------     --------    --------
                   Total other income                                    6,710      11,606       4,750        1,482         474
                                                                      --------    --------    --------     --------    --------
Operating expenses:
    Salaries and employee benefits                                       3,398       5,046       6,942        1,598       1,447
    Loss on sale of installment contracts                                   --          --          81           --          39
    Legal, professional and accounting fees                                478         660       2,171          343         864
    Office supplies and telephone expense                                  887       1,053       1,630          336         318
    Rent and other office occupancy expense                                510         684         936          197         241
    Direct loan servicing expenses                                         301         562         624          171         159
    Travel and entertainment expense                                       499         649         770          188          93
    Advertising and other promotional expenses                             131          97         293           58          21
    Other operating expenses                                               385         589       1,657          207         237
                                                                      --------    --------    --------     --------    --------
                   Total operating expenses                              6,589       9,340      15,104        3,098       3,419
                                                                      --------    --------    --------     --------    --------
Income (loss) before income taxes                                        7,007      10,402     (26,649)        (576)     (5,042)
Income tax expense (benefit)                                             2,622       3,901      (4,635)        (216)         --
                                                                      --------    --------    --------     --------    --------
                   Net income (loss)                                  $  4,385       6,501     (22,014)        (360)     (5,042)
                                                                      ========    ========    ========     ========    ========
Net income (loss) per share                                           $    .47         .65       (2.11)        (.03)       (.48)
                                                                      ========    ========    ========     ========    ========
Average shares and common equivalent shares outstanding                  9,332       9,932      10,433       10,452      10,430
                                                                      ========    ========    ========     ========    ========

          See accompanying notes to consolidated financial statements.

                       MS FINANCIAL, INC. AND SUBSIDIARY

                Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1994, 1995 and 1996 (Audited) and Three-Month Period ended March 31, 1997 (Unaudited)
                       (in thousands, except share data)



                                                                    Unrealized
                                                                    gain (loss)        Retained
                                                      Additional   on securities       earnings
                                            Common     paid-in       available        (accumulated   Treasury
                                            stock      capital       for sale           deficit)      stock        Total
                                           -------     -------     -------------       -------      -------      -------

Balance, December 31, 1993                 $     9       6,222          --               7,487           --       13,718

Net income                                      --          --          --               4,385           --        4,385
                                           -------     -------       -----             -------      -------      -------

Balance, December 31, 1994                       9       6,222          --              11,872           --       18,103

Proceeds of initial public offering of
    2,000,000 shares of common
    stock, net of offering costs of
    $877                                         2      21,438          --                  --           --       21,440

Purchase of 174,000 shares of
    common stock                                --          --          --                  --       (1,060)      (1,060)

Net income                                      --          --          --               6,501           --        6,501
                                           -------     -------       -----             -------      -------      -------

Balance, December 31, 1995                      11      27,660          --              18,373       (1,060)      44,984

Purchase of 200,000 shares of
    common stock                                --          --          --                  --       (1,225)      (1,225)

Proceeds from sale of 2,390 shares
    of treasury stock under Stock
    Purchase Plan                               --          --          --                  --            9            9

Net loss                                        --          --          --             (22,014)          --      (22,014)
                                           -------     -------       -----             -------      -------      -------

Balance, December 31, 1996                      11      27,660          --              (3,641)      (2,276)      21,754

Proceeds from sale of 1,536 shares
    of treasury stock under Stock
    Purchase Plan                               --         --           --                  --            1            1

Recognition of unrealized loss on
    securities available for sale at
    adoption of SFAS No. 125                    --         --         (347)                 --          --          (347)

Unrealized gain on securities
    available for sale                          --         --          797                  --          --           797

Net loss                                        --         --           --              (5,042)         --        (5,042)
                                           -------     -------       -----             -------      -------      -------
Balance, March 31, 1997 (unaudited)        $    11      27,660         450              (8,683)      (2,275)      17,163
                                           =======     =======       =====             =======      =======      =======


          See accompanying notes to consolidated financial statements.

                       MS FINANCIAL, INC. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1994, 1995 and 1996 (Audited) and Three-Month Periods ended March 31, 1996 and 1997 (Unaudited)
                                (in thousands)


                                                                                                               Three-month
                                                                                                              periods ended
                                                                               Years ended December 31,         March 31,
                                                                           ---------------------------        ------------
                                                                           1994       1995        1996        1996    1997
                                                                           ----       ----        ----        ----    ----
                                                                                                               (unaudited)
Cash flows from operating activities:
    Net income (loss)                                                   $  4,385      6,501     (22,014)     (360)    (5,042)
    Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
           Provision for possible losses on installment contracts            685        826      20,103       250      4,342
           Provision for impairment of amounts due
              under securitizations                                           --         --       3,000        --         --
           Provision for possible losses on repossessed automobiles           --         --       2,800        --         --
           Provision for deferred income taxes                                70        186       1,022        --         --
           Depreciation and amortization                                     241        321         723        98        105
           Gains on securitizations                                       (2,492)    (7,072)         --        --         --
           Loss on sale of installment contracts                              --         --          81        --         39
           Changes in operating assets and liabilities, net               (1,662)       504      (1,070)      849       (986)
                                                                        --------   --------    --------  --------   --------
                   Net cash provided by (used in) operating activities     1,227      1,266       4,645       837     (1,542)
                                                                        --------   --------    --------  --------   --------
Cash flows from investing activities:
    Installment contracts originated                                     (63,855)   (83,077)   (109,796)  (31,663)    (1,577)
    Installment contracts repaid, including repossession
       proceeds                                                           10,181     16,711      15,595     1,342     10,437
    Proceeds from securitizations                                         33,248     81,560          --        --         --
    Proceeds from sale of installment contracts                               --         --      14,427        --        728
    Repayment of amounts due under securitizations                         2,205      2,425       1,681       180         --
    Investment in MS Auto Credit, Inc.                                      (500)        --          --        --         --
    Repurchase of installment contracts sold in
       1992 and 1993 securitizations                                      (4,349)        --          --        --       (794)
    Surety premiums paid under securitizations                              (273)      (248)       (356)       --         --
    Capital expenditures                                                    (720)      (693)       (727)     (195)       (40)
    Proceeds from sale of investment in MS Auto Credit, Inc.                  --         --         500        --         --
                                                                        --------   --------    --------  --------   --------
                   Net cash provided by (used in)
                       investing activities                              (24,063)    16,678     (78,676)  (30,336)     8,754
                                                                        --------   --------     --------  --------   --------





                                                                     (Continued)
                                      D-6

                       MS FINANCIAL, INC. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                                 (in thousands)




                                                                                                           Three-month
                                                                                                          periods ended
                                                                       Years ended December 31,             March 31,
                                                                     ----------------------------        ----------------
                                                                     1994        1995        1996        1996        1997
                                                                     ----        ----        ----        ----        ----
                                                                                                            (unaudited)
Cash flows from financing activities:
    Net proceeds from issuance of common stock                         --      21,440          --          --          --
    Proceeds from notes payable                                    50,750      56,050      93,100      26,500          --
    Repayments of notes payable                                   (29,753)    (92,093)    (17,287)         --      (4,371)
    Purchase of treasury stock                                         --      (1,060)     (1,225)     (1,225)         --
    Proceeds from sale of treasury stock                               --          --           9          --           1
    Net change in pending advances under notes payable              1,903      (1,903)         --       3,462          --
                                                                 --------    --------    --------    --------    --------
                   Net cash provided by (used in)
                       financing activities                        22,900     (17,566)     74,597      28,737      (4,370)
                                                                 --------    --------    --------    --------    --------
                   Net increase (decrease) in cash and cash
                       equivalents                                     64         378         566        (762)      2,842

Cash and cash equivalents, beginning of period                        446         510         888         888       1,454
                                                                 --------    --------    --------    --------    --------

Cash and cash equivalents, end of period                         $    510         888       1,454         126       4,296
                                                                 ========    ========    ========    ========    ========

Supplemental disclosures of cash flow information:
    Cash paid during the period for:
       Interest                                                  $  1,653       3,649       3,558         114       2,115
                                                                 ========    ========    ========    ========    ========

       Income taxes                                              $  3,818       4,077         266         137          89
                                                                 ========    ========    ========    ========    ========

    Noncash investing activity:
       Repossession of automobiles                               $  6,367      17,272      37,989       7,862      11,742
                                                                 ========    ========    ========     ========    ========





          See accompanying notes to consolidated financial statements.

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  December 31, 1994, 1995 and 1996 (Audited)

                   and March 31, 1996 and 1997 (Unaudited)


(1)   Summary of Significant Accounting Policies

      (a)   Principles of Consolidation and Business

            The consolidated financial statements include the accounts of MS
               Financial, Inc. (the Company) and its wholly-owned subsidiary, MS Auto Receivables Company (MARCO). All significant intercompany accounts have been eliminated in consolidation.

            The Company's principal business activity is to purchase, resell to investors and service retail automobile sales contracts.
               Several of the dealers from whom the Company purchases such retail sales contracts are affiliates of stockholders of MS Diversified Corporation (MS Diversified). Retail sales contracts are purchased from dealers located principally in the Southeast, Southwest and Midwest regions of the United States.

      (b)   Unaudited Interim Financial Statements

            The unaudited interim financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim period presented. All such adjustments are, in the opinion of management, of a normal recurring nature and those necessary for the adoption of new accounting pronouncements. Results for the three-months ended March 31, 1997 are not necessarily indicative of results to be expected for the full year.

      (c)   Income Recognition

            Interest income from installment contracts is recognized using the interest method adjusted for estimated prepayments of the installment contracts. Prepayments are estimated based on historical performance of the Company's loan portfolio. Accrual of interest income does not cease for delinquent installment contracts because any amounts are immaterial to the financial statements due to the short delinquency period allowed before repossession of the underlying collateral or charge-off of the installment contract balance. At December 31, 1996, the Company had charged-off all installment contracts, including delinquent interest, that were at least 150 days delinquent.


                                                                   (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


            Interest income from securitizations is recognized using the interest method based on actual and expected cash flows and the estimated rate of return on the recorded investment. For each securitization, the Company periodically evaluates amounts due under securitizations for impairment based on expected discounted cash flows, as revised for actual cash flows through the evaluation date. As a result of such analyses, the Company recognized a $3.0 million impairment in 1996 on amounts due under its 1995 securitization.

            Insurance commissions are recognized as income using methods which approximate the method indicated:

                  Credit life insurance - interest method
                  Accident and health insurance - relation to anticipated claims Warranty extension insurance - straight-line

            Installment contract extension fees are recognized when collected.
               During 1995, the Company began deferring collection of extension fees from certain borrowers and adding those fees to the installment contract balance. Such deferred extension fees are recorded as deferred income and are recognized when collected after the full repayment of the installment contract.

            Deferrable costs on the origination of installment contracts are not material and are expensed when incurred. Servicing fee income is recognized when earned.

      (d)   Securitization Transactions

            Sales of installment contracts under securitization transactions are recognized under the provisions of Statement of Financial Accounting Standards (SFAS) No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." Gains on securitization transactions are calculated based on the difference between the sales price and the allocated basis of the installment contracts sold. The investment in installment contracts is allocated between the portion sold and the portion retained based on the relative fair values of the portion sold and the portion retained on the date of sale. In estimating fair values, the Company considers prepayment and default risks and discounts estimated cash flows at interest rates that are commensurate with the risks involved and consistent with rates a non-affiliated purchaser may require. All anticipated costs, including estimated recourse obligations, associated with the securitizations are offset against the gain recognized.



                                       D-9                           (Continued)

                      MS FINANCIAL, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


       (e)  Allowance for Possible Losses on Installment Contracts

            The allowance for possible losses is intended to cover losses on owned installment contracts, as well as securitized installment contracts. Losses on securitized installment contracts are limited to amounts recorded as investment in the subordinated trust certificates and amounts due under securitizations. Provisions for possible losses on installment contracts are charged to income in amounts sufficient to absorb any repossession expenses, delinquent interest and unpaid installment contracts balances in excess of the insurance provided by MS Casualty Insurance Company (MS Casualty - see note 8). Credit loss experience, contractual delinquency of installment contracts, the value of underlying collateral, repossession loss insurance and other factors are considered by management in assessing the adequacy of the allowance for possible losses on installment contracts.

       (f)  Property and Equipment and Repossessed Automobiles

            Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for furniture and fixtures using the straight-line method over the estimated useful lives of the related assets which range from five to six years. Leasehold improvements are depreciated using the straight-line method over the lives of the leases which range from seven to eight years.

            Repossessed automobiles are carried at the lower of cost (unpaid installment contract balance) or fair value, less the costs of disposition. In determining fair value, management considers the estimated selling price of the automobile, repossession loss insurance proceeds from MS Casualty and rebates on credit life insurance, other insurance and extended warranties. At December 31, 1996, management provided an allowance for possible losses on repossessed automobiles of $2.8 million. A valuation allowance was not previously considered necessary because of expected reimbursements under the Company's insurance arrangement with MS Casualty (see note 8) and the relatively lower levels of repossessed automobiles in prior periods.

      (g)   Installment Contract Origination Program Acquisition Cost

            The cost of acquiring the installment contract origination program was being amortized on a straight-line basis over ten years. During 1996, the remaining carrying value of this intangible asset ($257 thousand) was expensed because of the uncertainties associated with its value as a result of the Company's substantial 1996 net loss.

                                      D-10                           (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

      (h)   Income Taxes

            Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            Prior to December 1993, the results of the Company's operations
               (including its predecessor) were included in MS Diversified's consolidated income tax returns and income taxes were allocated to and provided for by the Company (including its predecessor) as if it filed separate income tax returns. MS Diversified has agreed to hold the Company harmless from any deficiency if any tax return filed by the Company, or any tax return filed by MS Diversified on behalf of the Company, for any period prior to December 1993 was not true and correct in all material respects in accordance with all applicable tax laws then in effect.

     (i)    Cash Equivalents

            The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

     (j)    Net Income (Loss) Per Share

            Net income (loss) per share is computed by dividing net income
               (loss) for the period by the weighted average number of common shares outstanding plus common stock equivalent shares issuable upon exercise of stock options. Stock options issued prior to the Company's initial public offering of stock are treated as outstanding for all periods presented.

     (k)    Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)
                                      D-11

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


            Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible losses on installment contracts, the carrying value of amounts due under securitizations and the valuation of repossessed automobiles. The Company believes that the allowance for possible losses on installment contracts is adequate. While the Company uses available information to recognize losses on installment contracts, future adjustments to the allowance may be necessary based on changes in economic conditions. The Company also believes that discounted cash flows will be adequate to recover the Company's carrying value of amounts due under securitizations and the carrying value of repossessed automobiles. It is reasonably possible that the expectations associated with these estimates could change in the near term (i.e., within one year) and that the effect of any such changes could be material to the consolidated financial statements.


      (l)   Reclassifications

            Certain prior period amounts have been reclassified to conform with the 1996 presentation.

      (m)   Recent Accounting Pronouncements

            In June 1996, the Financial Accounting Standards Board issued
               Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). SFAS No. 125 requires that an entity recognize the financial and servicing assets it controls and the liabilities it has incurred and derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. Standards are provided by this statement for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is generally effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Company plans to adopt SFAS No. 125 in its 1997 consolidated financial statements.

            Management of the Company believes that SFAS No. 125 will have a material impact on its future financial statements, particularly in those periods when the Company completes a securitization transaction (see note 5). SFAS No. 125 will modify the Company's gain on securitization calculation, principally by allowing the Company


                                                                     (Continued)
                                      D-12

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


            to establish a servicing asset or liability for installment contracts sold based on relative fair values. Subsequently, the Company will be required to amortize its servicing asset or liability in proportion to and over the period of net servicing income or net servicing loss. The servicing asset or liability will then be assessed for impairment or increased obligation based on its fair value. Finally, the Company's retained interest in securitizations will be measured like investments in debt securities available-for-sale or trading and adjustments to fair value will be reflected as a component of stockholders' equity for available-for-sale debt securities or as a component of net income or loss for debt securities held for trading. The Company is not aware of any other significant matters that might result from the adoption of SFAS No. 125. The impact of adopting SFAS No.
            125 at January 1, 1997 was to reduce stockholders' equity by $347 thousand to reflect the unrealized loss on the Company's retained interest in securitizations (including the interest differential) as a component of stockholders' equity.

(2)  Liquidity

      As reflected in the accompanying 1996 consolidated financial statements, the Company has suffered substantial losses and, accordingly, substantial reductions in stockholders' equity.
            These negative financial trends have resulted from material increases in delinquencies and losses on owned and serviced installment contracts. As a result, the Company is facing a severe liquidity problem because of (i) the lack of availability of funds under the Company's revolving credit facility (see note 7); (ii) the lack of availability of funds under the Warehouse Facility (see note 7); (iii) the Company's inability to complete a securitization in 1996; and (iv) the delay of payments to the Company under the Company's prior securitization programs (see note 5).

      To address the Company's liquidity problem, the Company engaged an investment banker to advise the Company on alternatives, formed a board committee to assist in addressing financial issues, renegotiated the terms of its revolving credit facility, sold $14.5 million of its installment contracts, reduced the number of its employees, scaled back the extent of its operations and is pursuing the merger of the Company (see note 3).

      There can be no assurance that the Company's efforts to alleviate its liquidity problems and restore its operations will be successful. If the Company is unsuccessful in its efforts, it may be unable to meet its obligations, which raises substantial doubt about the Company's ability to continue as a going concern. If the Company is unable

                                                                     (Continued)
                                      D-13

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

            to continue as a going concern and is forced to liquidate assets to meet its obligations, the Company may not be able to recover the recorded amounts of such assets. The Company's consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3)   Merger Agreement

      On February 7, 1997, the Company entered into an agreement and plan of merger (the Agreement) with Search Capital Group, Inc. (Search). The Agreement, if consummated, will result in the Company becoming a subsidiary of Search through the mutual exchange of common stock. Under the Agreement, each stockholder of the Company would receive between .34 and .46 shares of Search common stock for each share of the Company's common stock, subject to adjustment in certain events. The exchange ratio will be determined based on the market price of Search's common stock during a prescribed valuation period preceding the Company's stockholder vote on the merger and an assumed $2.00 per share value of the Company's common stock, subject to adjustment in certain events. Among other conditions, the Agreement is subject to the filing of certain documents with, and approval of such documents by, the Securities and Exchange Commission and the affirmative vote of a majority of the Company's stockholders and Search's stockholders.

      If the Agreement is terminated under certain conditions, the Company may be obligated to pay a fee to Search of up to $700 thousand. Further, the Agreement calls for a monthly fee of $100 thousand payable to Search for operational assistance to be provided by Search to the Company between February 7, 1997, and consummation of the merger. Such operational assistance fee is to be applied against the termination fee described above, if applicable.

      Effective June 25, 1997, the Boards of Directors of Search and the
            Company agreed to amend the merger agreement so that each stockholder of the Company would receive between .28 and .37 shares of Search common stock, subject to adjustment in certain events. Further, the exchange ratio will be determined based on the market price of Search's common stock during a prescribed valuation period preceding the Company's stockholder vote on the merger and an assumed $1.63 per share value of the Company's common stock, subject to adjustment in certain events.








                                      D-14                         (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(4)   Installment Contracts and Amounts Due Under Securitizations
      -----------------------------------------------------------

      A summary of installment contracts and amounts due under securitizations at December 31, 1995 and 1996 and March 31, 1997 (unaudited) follows (in thousands):



                                                                           December 31,
                                                                       --------------------       March 31,
                                                                       1995            1996         1997
                                                                       ----            ----       ---------
                                                                                                 (unaudited)
Gross automobile installment contracts                                $ 158,461        177,655     142,005
Unearned finance charges                                                (38,143)       (47,284)    (37,039)
                                                                      ---------      ---------    --------
                Net automobile installment contracts                    120,318        130,371     104,966
Installment contracts sold                                              (99,382)       (44,053)    (32,585)
                                                                      ---------      ---------    --------
                                                                         20,936         86,318      72,381
Retained portion of installment contracts
   sold in securitizations                                                1,328            585         356
Other consumer installment contracts, net                                   134             69          66
                                                                      ---------      ---------    --------
                Installment contracts                                    22,398         86,972      72,803
Amounts due under securitizations                                        19,720          9,784       7,580
                                                                      ---------      ---------    --------
                                                                         42,118         96,756      80,383
Allowance for possible losses                                            (1,602)       (10,062)     (6,364)
                                                                      ---------      ---------    --------
                Installment contracts and amounts
                    due under securitizations, net                    $  40,516         86,694      74,019
                                                                      =========      =========   =========

At December 31, 1996, contractual maturities of installment contracts owned were (in thousands):

                                                                      Portion       Other
                                                        Automobile  retained of   consumer
                                                      installment   installment installment
                                                         contracts    contracts   contracts
                                                          owned        sold        owned       Total
                                                         -------     -------      -------     -------
   1997                                                 $ 29,664         204          69      29,937
   1998                                                   26,152         176          --      26,328
   1999                                                   18,392         124          --      18,516
   2000                                                    9,141          61          --       9,202
   2001                                                    2,969          20          --       2,989
                                                         -------     -------     -------     -------
                                                        $ 86,318         585          69      86,972
                                                        ========     =======     =======     =======



                                                                     (Continued)
                                      D-15

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


      It is the Company's experience that a substantial portion of the installment contracts portfolio is either repaid or extended before contractual maturity dates. Further, the Company periodically sells installment contracts to investors and experiences repossessions and losses on its installment contracts. Therefore, the above tabulation is not to be regarded as a forecast of future cash collections. At December 31, 1995 and 1996, the Company had $5.1 million and $8.7 million of gross amounts due under installment contracts which had one or more payments delinquent more than 90 days.

      A summary of amounts due under securitizations at December 31, 1995 and 1996 and March 31, 1997 (unaudited) follows (in thousands):

                                                             December 31,
                                                          -------------------         March 31,
                                                          1995           1996           1997
                                                          ----           ----           ----
                                                                                     (unaudited)
1996                                                    $ 14,055            --             --
1997                                                       7,667         6,188          3,050
1998                                                       1,755         5,382          4,436
Later years                                                  392            --          1,662
                                                        --------      --------       --------
                                                          23,869        11,570          9,148
Less:  amounts representing interest at
   14.6%, 14.5% and 19.6%, respectively                   (4,149)       (1,786)        (1,568)
                                                        --------      --------       --------

Present value of estimated future net cash receipts     $ 19,720         9,784          7,580
                                                        ========      ========       ========

      Amounts due under securitizations represent the present value of estimated future cash flows for the interest differential on the installment contracts sold, net of surety premiums and other costs.

      A summary of transactions affecting amounts due under securitizations follows (in thousands):

                                                                                      Three-month
                                                                                     periods ended
                                                  Years ended December 31,             March 31,
                                               -----------------------------       ----------------
                                               1994         1995        1996       1996        1997
                                               ----         ----        ----       ----        ----
                                                                                      (unaudited)
Balance at beginning of year                 $ 4,943        6,272       19,720     19,720      9,784
Cash received                                 (2,490)      (2,815)      (1,571)      (663)        --
Earnings recognized                            1,434          422           68         33          7


                                 D-16                               (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements


                                                                                      Three-month
                                                                                     periods ended
                                                  Years ended December 31,             March 31,
                                               -----------------------------       ----------------
                                               1994         1995        1996       1996        1997
                                               ----         ----        ----       ----        ----
                                                                                      (unaudited)
Recognition of amounts due under:
   1994 securitization                         3,684           --           --         --          --
   1995 securitization                            --       17,513           --         --          --
Repurchase of installment contracts sold
    in 1992 and 1993 securitizations          (1,757)          --           --         --        (693)
Advances on delinquent payments                   --       (1,729)      (4,967)    (1,472)     (1,914)
Impairment writedown                              --           --       (3,000)        --          --
Unrealized gain on securities
    available for sale                            --           --           --         --         469
Other, net                                       458           57         (466)       168         (73)
                                             -------      -------      -------    -------     -------

Balance at end of year                       $ 6,272       19,720        9,784     17,786       7,580
                                             =======      =======      =======    =======     =======


      Transactions in the allowance for possible losses on installment contracts follow (in thousands):


                                                                                                 Three-month
                                                                                                periods ended
                                                                                                  March 31,
                                                      Years ended December 31,               ----------------
                                                  ---------------------------------            1996      1997
                                                   1994         1995         1996            -------    -------
                                                   ----         ----         ----                 (unaudited)
Balance at beginning of year                      $ 1,211        1,340        1,602             1,602    10,062
Charge-offs and repossession expenses              (2,288)      (6,355)     (21,336)           (2,920)   (9,059)
Recoveries, principally insurance proceeds,
   net of deductibles of $330, $1,195 and
   $828 (see note 8)                                1,732        4,607        9,693             2,490     1,019
                                                  -------      -------      -------          --------   -------
             Net charge-offs and repossession
                 expenses                            (556)      (1,748)     (11,643)            (430)    (8,040)
Provision for recourse obligation on 1995
   securitization                                      --        1,184           --               --         --
Provision for possible losses on installment
   contracts                                          685          826       20,103              250      4,342
                                                  -------      -------      -------          -------    -------

Balance at end of year                            $ 1,340        1,602       10,062            1,422      6,364
                                                  =======      =======      =======          =======    =======

                                                                     (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(5)   Installment Contract Sales and Securitizations

      The Company periodically sells to investors automobile installment contracts purchased from automobile dealers and assigned to the Company. During 1994 and 1995, $35 million and $90 million, respectively, of installment contracts were sold in transactions whereby the installment contracts were transferred to trusts in which beneficial ownership interests were purchased by investors in the form of trust certificates. The Company purchased the subordinated portion of the trust certificates in the 1994 transaction. The Company remains contingently liable on the installment contracts sold, principally for losses attributable to default and prepayment risks. Under SFAS No. 77, the installment contracts purchased by outside investors are accounted for as sales and the corresponding net gains are recognized in the Company's consolidated financial statements. The Company's risk of accounting loss does not exceed amounts recorded as assets in the consolidated balance sheets as a result of the Company's securitization transactions.

      If delinquencies on installment contracts sold in securitizations exceed certain predefined levels, the funding of cash collateral accounts that are held in trust for the benefit of the senior certificate holders is increased. The increase in the cash collateral accounts is funded with cash flows from the securitized installment contracts that otherwise would be forwarded to the Company. Further, the Company can be replaced as servicer by the issuer of the Company's financial guaranty insurance policy (see below). During 1996 these restrictive covenants were exceeded on the Company's 1993, 1994, and 1995 securitizations and the funding of the respective cash collateral accounts was increased as described above. At December 31, 1996, the cash collateral accounts for the 1994 and 1995 securitizations remained underfunded by approximately $10.5 million. This underfunding, which decreases as the principal balance of the installment contracts securitized decreases, will continue to defer cash available to the Company from the securitizations until certain reduced levels of delinquencies are achieved for specified time periods or required cash has been provided to fully fund the cash collateral accounts. Additionally, the Company has not been notified, nor does management expect for the Company to be notified, of any request for the Company's replacement as servicer on the installment contracts sold.

      In March and May of 1995, the Company entered into $80 million of U. S.
            Treasury interest rate futures that hedged the securitization which was consummated in September, 1995. Accordingly, the accumulated loss on the contracts of $1.25 million was paid at settlement of the contracts and included in the measurement of the gain on the securitization transaction.
                                                                     (Continued)
                                      D-18

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      The Company obtains a financial guaranty insurance policy for the benefit of the senior certificate holders from an unrelated party. Distributions under the subordinated certificates are pledged to the issuer of the financial guaranty insurance policy and the stock of MARCO is pledged on a junior-lien basis to further secure the financial guaranty insurance policy.

      At December 31, 1995 and 1996, the Company was servicing for third parties installment contracts totaling approximately $99.4 million and $44.1 million, respectively. Of these amounts, $98.8 million and $44.0 million, respectively, represented the aggregate uncollected principal balance of installment contracts sold in securitizations. The Company remains contingently liable for loans serviced for third parties. The Company services these installment contracts and receives a service fee based on a percent of the outstanding principal balance.

      At December 31, 1995 and 1996, the Company held approximately $1.3 million and $585 thousand of subordinated trust certificates arising from prior securitizations. These certificates are classified as installment contracts and amounts due under securitizations in the accompanying balance sheets and are carried at amortized cost as the Company has the positive intent and ability to hold these securities to maturity. These securities are not due at a single maturity date because principal repayments are dependent on the cash flows of the underlying installment contracts. The following table reflects the carrying value and estimated fair value of these securities (in thousands):

                                                       Carrying      Unrealized     Unrealized      Estimated
                                                        value           gains          losses      fair value
                                                     -----------    -------------  --------------  ----------
               December 31, 1995                     $     1,328          -           (75)            1,253
                                                     ===========       =====          ===            ======

               December 31, 1996                     $       585          -           (19)              566
                                                     ===========       =====          ===            ======

      Fair values have been estimated using anticipated cash flows discounted at rates a buyer of comparable certificates may require.





                                                                     (Continued)
                                      D-19

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(6)   Property and Equipment

      A summary of property and equipment at December 31, 1995 and 1996 and March 31, 1997 (unaudited) follows (in thousands):

                                                      December 31,
                                                  --------------------     March 31,
                                                    1995         1996        1997
                                                  -------      -------     -------
                                                                          (unaudited)
            Leasehold improvements                $    92           94          94
            Furniture and fixtures                  1,724        2,448       2,488
                                                  -------      -------     -------
                                                    1,816        2,542       2,582
            Less accumulated depreciation            (605)        (981)     (1,085)
                                                  -------      -------     -------

                  Property and equipment, net     $ 1,211        1,561       1,497
                                                  =======      =======     =======

(7)   Notes Payable

      Notes payable consist of borrowings under a revolving credit facility with several commercial banks. This agreement, as amended December 16, 1996, provides for borrowings of up to $90 million; however, the agreement requires a mandatory reduction of the total facility to $65 million effective January 31, 1997. The borrowing base for the commitment is generally equal to 85% of the net amount of eligible installment contracts, as defined. At December 31, 1996, the Company was over-advanced approximately $16.5 million based on the borrowing base formula. Advances under the revolving credit facility are secured by all assets of the Company. The final maturity of the facility, as amended December 16, 1996, is April 30, 1997. As described below, the revolving credit facility is expected to be amended further.

      In consideration of the pending merger described in note 3 and noncompliance with certain provisions of the revolving credit facility occurring subsequent to December 31, 1996, the Company and the banks involved entered into a letter agreement and consent dated February 19, 1997 that is intended to effectively amend the revolving credit facility described above. Under this agreement, the maturity of the revolving credit facility is extended to the earlier of May 15, 1997, the merger closing date or repayment of amounts due under the facility. Further, the aggregate commitment is reduced from $90 million to $75 million. The Company can request advances under the facility as long as the aggregate advances do not exceed $75 million and the over-advance (as described above) does not exceed $20 million. Additionally, the interest rate on the facility is reduced to the prime rate plus 100 basis points (9.25% on February 19, 1997).


                                                                     (Continued)
                                      D-20

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      The agreement also provides for certain amendments to the facility to be entered into on the merger closing. These amendments are expected to provide for the refinancing of outstanding advances, a $25 million mandatory reduction of the commitment plus a proportionate reduction of the over-advance six months after the effective date of the merger, interest at the prime rate plus 100 basis points (1%), an additional fee to the banks of $350 thousand, and an extended maturity to the earlier of the first anniversary of the merger closing date, repayment of the then outstanding advances or any date that the repayment of the advances is accelerated under the agreement.

      Under the agreement in effect at December 31, 1996, interest was payable at the prime rate plus 300 basis points (11.25% at December 31, 1996). This rate of interest constitutes the default rate as defined in the agreement and is the contractual rate of interest from November 22, 1996 and continuing until the aggregate advances do not exceed $50 million and the over-advance does not exceed $5 million. Previously, the rate of interest was substantially lower and varied under a series of formulas based on the prime rate or LIBOR. The higher rate of interest was imposed under the revolving credit facility based on certain events of default that occurred in the fourth quarter of 1996, principally because of the Company's increasing delinquencies and losses on its owned and serviced installment contracts. The weighted average interest rate under the revolving credit facility was 8.1%, 8.9% and 10.2%, respectively, during 1994, 1995 and 1996.

      The Company was required to pay a restructuring fee of 625 basis points
            (.625%) on the full amount of the commitment in three equal installments on the last business day of November, 1996, December, 1996 and January, 1997. The agreement contains certain restrictive covenants relative to delinquencies, capital expenditures, indebtedness, dividends and certain other items. Under these covenants the Company is presently unable to pay dividends on its common stock and does not expect to be able to pay dividends in the near future. At December 31, 1996, management believes the Company was in compliance with these restrictive covenants.

      Also, prior to the fourth quarter of 1996, the Company had available a $50 million "warehouse" revolving credit securitization facility (the Warehouse Facility). The Warehouse Facility allowed the Company to transfer pools of installment contracts for a term securitization. Accordingly, the Company was required to repurchase installment contracts that had been in the Warehouse Facility for more than twelve months. Transfers of installment contracts under the Warehouse Facility were accounted for as financing transactions. Advances under the Warehouse Facility were secured by the transferred installment contracts and interest was computed based on

                                      D-21                           (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



            the 30-day LIBOR rate. The initial commitment was through April 1996, but was automatically extended monthly with a final termination date of May 5, 2000, unless a party to the agreement objected to the extension or the agreement was otherwise effectively canceled. In the fourth quarter of 1996, the Company was informed by a party to the Warehouse Facility that this financing source was no longer available to the Company as a result of certain events of default occurring on the Company's prior securitization transactions.

(8)   Related Party Transactions

      The Company had agreements with MS Diversified for human resources and data processing services. The Company reimbursed MS Diversified generally on a fee basis determined annually, and such fees were intended to approximate the cost of obtaining comparable services from unaffiliated parties. Subsequent to December 31, 1994, the Company initiated its own human resources and data processing departments and discontinued these agreements with MS Diversified. The Company does continue to share certain computer hardware with MS Diversified. Company management believes that expenses reflected in the consolidated statements of operations under these agreements with MS Diversified are not materially different from the costs that would have been incurred by the Company if such services had been provided by an unrelated party. The Company reimbursed MS Diversified approximately $381 thousand in 1994, $170 thousand in 1995 and $268 thousand in 1996, for these services.

      Direct expenses incurred by MS Diversified on behalf of the Company are allocated to the Company based on the actual costs incurred. MS Diversified billed the Company $1.9 million and $140 thousand for costs incurred during 1994 and 1995, respectively. There were no expenses incurred by MS Diversified on behalf of the Company in 1996. The Company had a payable balance to MS Diversified of $1 thousand at December 31, 1994.

      The Company leases office space from MS Diversified pursuant to a sublease entered into in December 1993 and expiring in December 1997. In 1994, 1995 and 1996, the Company paid MS Diversified an aggregate of $159 thousand, $170 thousand and $174 thousand, respectively, for this sublease. The Company has the option to renew the sublease for up to three additional terms of five years each, at prescribed increasing rates.


                                                                     (Continued)
                                      D-22

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      For installment contracts originated prior to July 1, 1996, MS Casualty insured the Company against loss on retail automobile sales contracts, subject to a limitation of $7 thousand per vehicle. Additionally, the total liability of MS Casualty for all contracts insured during a policy coverage year could not exceed the product of $600 and the number of automobile contracts written during that year. During 1996, the Company recovered from MS Casualty substantially all amounts due under the insurance arrangement. Additionally, effective July 1, 1996, the Company discontinued the practice of insuring its installment contracts with MS Casualty and began purchasing such installment contracts at a discount. Claim payments received by the Company from MS Casualty under this insurance arrangement aggregated $1.3 million, $4.2 million and $9.3 million in 1994, 1995 and 1996, respectively.

      While the insurance arrangement described above did not require the Company to apply a deductible on each claim, the Company periodically elected to apply a deductible to selected claims and absorb certain losses on the installment contracts. Company management believes that this process altered the timing of charge-offs on installment contracts, but did not alter the ultimate amount of losses to be incurred by the Company. Had the Company filed all claims for the full amount of the loss, amounts available from MS Casualty under the insurance arrangement would have been reduced and the Company's allowance for possible losses on installment contracts would have been greater at December 31, 1995; however, management believes that the Company's 1995 and 1996 provision for possible losses on installment contracts would have been unchanged.


      Premiums for such insurance coverage were based on a percentage of the amount financed and were either paid by the automobile dealers at the time the installment contracts were purchased by the Company or withheld from the loan proceeds to the dealers and paid by the Company. Premium payments to MS Casualty by either the Company or the dealers for such insurance coverage aggregated $4.3 million, $5.7 million and $4.4 million in 1994, 1995 and 1996, respectively. At December 31, 1995, the Company had a payable balance of $394 thousand to MS Casualty for payment of such premiums. At December 31, 1995, the Company had a receivable balance from MS Casualty of $1.0 million for losses insured under this arrangement. The Company shared in the profitability of this insurance arrangement with MS Casualty based on a contractual determination of profitability consistent with standard insurance industry practices. The Company recorded experience refund income on the MS Casualty insurance contract of $900 thousand in 1994. No experience refund was earned in 1995 or 1996.


                                                                     (Continued)
                                      D-23

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      MS Life Insurance Company, also a subsidiary of MS Diversified, insures the borrowers against loss under credit life insurance and accident and health insurance. MS Dealer Service Corporation and United Service Protection Corporation, also related companies, insure the borrowers against loss under warranty extension insurance. The Company is named as loss payee on the various insurance policies. Premiums for such insurance are financed in the retail sales contract. During 1994, 1995 and 1996, premiums totaling $7.0 million, $6.7 million and $7.5 million, respectively, for such insurance were financed in the retail sales contracts. During 1994, 1995 and 1996, the Company received $263 thousand, $327 thousand and $506 thousand of proceeds under the credit life and accident and health insurance policies. At December 31, 1995, the Company had payable balances to these companies of $138 thousand. At December 31, 1996, the Company had a receivable balance from these companies of $82 thousand.

      Through May 1995 MS Byrider Sales, Inc., a related company, reimbursed the Company for its share of certain officers' salaries. In May 1995, in contemplation of the Company's initial public offering of stock in July 1995, the officers resigned their positions at MS Byrider Sales, Inc. The Company purchased 350 shares of 7% cumulative preferred stock of MS Auto Credit, Inc., a 26% voting interest, for $500 thousand on December 28, 1994. MS Auto Credit, Inc. is a subsidiary of MS Byrider Sales, Inc. The preferred shares had a liquidation preference of $500 thousand, but otherwise had the same rights and benefits as the common shares of MS Auto Credit, Inc. Accordingly, this investment was accounted for using the equity method of accounting and is included in other assets in the December 31, 1995 balance sheet. During 1996, the Company sold its preferred stock investment in MS Auto Credit, Inc. to MS Diversified for $500 thousand cash plus the value of accrued dividends.

      The Company also had a $500 thousand line of credit with MS Auto Credit, Inc. At December 31, 1995, no advances were outstanding under this credit agreement. This line of credit matured in 1996.

      In 1994, 1995 and 1996, the Company purchased an aggregate of $6.7 million, $6.9 million and $3.4 million, respectively, in installment contracts from two dealers partially owned by a director of the Company. In 1994, 1995 and 1996, the Company purchased an aggregate of $24.4 million, $21.1 million and $17.1 million of installment contracts from affiliates of stockholders of MS Diversified.



                                                                     (Continued)
                                      D-24

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(9)   Income Taxes

      The current and deferred components of income tax expense (benefit) follow (in thousands):

                           Current      Deferred        Total
                           -------      --------        -----
            1994:
               Federal     $ 2,208           62        2,270
               State           344            8          352
                           -------      -------      -------
                           $ 2,552           70        2,622
                           =======      =======      =======
            1995:
               Federal     $ 3,217          161        3,378
               State           498           25          523
                           -------      -------      -------
                           $ 3,715          186        3,901
                           =======      =======      =======
            1996:
               Federal     $(5,433)         885       (4,548)
               State          (224)         137          (87)
                           -------      -------      -------
                           $(5,657)       1,022       (4,635)
                           =======      =======      =======

      Income taxes recovered by the Company as a result of the 1996 operating loss are to be used by the Company to reduce advances under the revolving credit facility described in note 7. Income tax expense (benefit) differs from the amount computed by applying the Federal income tax rate of 35% to income before income taxes as a result of the following (in thousands):

                                                                           1994        1995        1996
                                                                           ----        ----        ----
               Computed "expected" tax expense (benefit)                $ 2,453        3,641       (9,327)
               Increase (reduction) in income taxes resulting from:
                  State income taxes, net of Federal benefit                229          340          (57)
                  Nondeductible expenses                                     21           22          140
                  Change in valuation allowance for
                     deferred tax assets                                     --           --        5,427
                  Other, net                                                (81)        (102)        (818)
                                                                        -------      -------      -------
                                  Income tax expense (benefit)          $ 2,622        3,901       (4,635)
                                                                        =======      =======      =======





                                                                     (Continued)
                                      D-25

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1995 and 1996 are presented below (in thousands):

                                                         1995          1996
                                                         ----          ----
Deferred tax assets:
   Allowance for possible losses on
      installment contracts                             $   598        1,209
   Valuation allowance on repossessed automobiles            --        1,044
   Accrued compensated absences                              32           50
   Unearned commissions                                     632          368
   Deferred compensation                                     36            3
   Accrual for litigation settlements                        --          198
   Net operating loss carryforward                           --        3,971
   Alternative minimum tax credit carryforward               --          303
                                                        -------      -------
               Total gross deferred tax assets            1,298        7,146
   Valuation allowance                                       --        5,427
                                                        -------      -------
               Net deferred tax asset                     1,298        1,719
                                                        -------      -------
Deferred tax liabilities:
   Installment contracts and amounts due
      under securitizations                                (247)      (1,190)
   Unearned finance charges                                 (11)        (365)
   Property and equipment                                   (18)        (134)
   Other                                                     --          (30)
                                                        -------      -------
               Total gross deferred tax liabilities        (276)      (1,719)
                                                        -------      -------

               Net deferred tax asset                   $ 1,022           --
                                                        =======      =======

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of taxable loss in 1996 and uncertainties for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and has fully offset the net deferred tax asset with a valuation allowance. Future changes in the valuation allowance will be recorded as a component of net income or loss on the statement of operations.

                                       D-26                         (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      During 1996, the Internal Revenue Service commenced and completed a review of the Company's 1994 Federal tax return. The results of this examination resulted in an additional assessment of $94 thousand, including interest, which was accrued by the Company in 1996.

 (10) Commitments

      The Company leases office space under operating lease agreements with MS
            Diversified and unrelated parties which expire, subject to renewal options, from 1996 to 1998.

      The following is a summary of future minimum lease payments under the leases (in thousands):

               1997                                              $  250
               1998                                                  36
               1999                                                   4
                                                                 ------

                                                                 $  290
                                                                 ======

      Rent expense for office space under lease agreements totaled $296 thousand for 1994, $377 thousand in 1995 and $402 thousand for 1996.

(11)  Employee Benefit Plans

      During 1994, the Company adopted a 401(k) plan for substantially all of its employees. Under the Company's 401(k) plan, employees may elect to contribute from 2% to 16% of monthly base pay, with the Company providing matching contributions of one-half of employee contributions up to 6% of monthly base pay. Total expense under the plan amounted to $40 thousand in 1994, $75 thousand in 1995 and $111 thousand in 1996.

      The Board of Directors of the Company has adopted an employees' equity incentive plan (the Employees' Plan) under which the Company has reserved 1,177,776 shares of common stock for issuance. Stock options, restricted stock and performance awards or any combination thereof may be granted to officers, employees and consultants of the Company. The Compensation Committee of the Board of Directors in its sole discretion determines the recipients and the amounts of all awards. Options granted vest over a five year period. Each option granted expires ten years from the date of grant. The option exercise price must be equal to the fair value of the Company's common stock on the date of grant.

                                       D-27                         (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



      In May 1995, the Board of Directors of the Company adopted a Non-employee
            Directors' Stock Option Plan (the Directors' Plan). Under the Directors' Plan, non-employee directors may be granted options to purchase common stock. An aggregate of 50,000 shares of common stock are reserved for issuance under the Directors' Plan. The Directors' Plan provides for the automatic grant of an option to purchase 5,000 shares of common stock to each director at the commencement of his or her initial term of service on the Board, exercisable at the rate of 1,000 shares on each of the first five anniversaries of the initial date of grant. Each option granted expires ten years from the date of grant. The option exercise price must be equal to the fair value of the Company's common stock on the date of grant.

      The following table summarizes the Company's option activity:

                                                      Employees' Plan           Directors' Plan
                                                  -----------------------   -------------------------
                                                  Average price             Average price
                                                    per share      Shares     per share     Shares
                                                  -------------    ------   --------------  ------
            Granted during 1994 and outstanding
               at December 31, 1994                 $ 2.50       586,664         --            --
            Granted during 1995                      10.05       396,120     $11.33        35,000
                                                               ---------                ---------
            Outstanding at December 31, 1995          5.54       982,784      11.33        35,000
            Granted during 1996                       5.25        20,000       5.25        10,000
            Expired during 1996                         --            --      12.00        (5,000)
                                                               ---------                ---------
            Outstanding at December 31, 1996        $ 5.53     1,002,784     $ 9.73        40,000
                                                    ======     =========     ======     =========
            Shares exercisable at
               December 31, 1996                    $ 4.40       313,890     $11.22         6,000
                                                    ======     =========     ======     =========

      In October 1995, the Financial Accounting Standards Board issued
            Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 provides accounting and reporting standards for stock-based employee compensation plans and also applies to transactions in which the Company acquires goods and services from nonemployees in exchange for the Company's equity instruments. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all employee stock compensation plans.

      Entities electing to remain with the accounting treatment outlined in APB
            Opinion No. 25, "Accounting for Stock Issued to Employees" are required to make pro forma disclosures of net income and net income per share, as if the fair value based method

                                     D-28                            (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


            had been adopted. The Company accounts for its stock based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation costs for the plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the following pro forma amounts for options issued during the respective year shown below (in thousands, except per share data):

                                                1995          1996
                                                ----          ----
            Net income (loss):
               As reported                     $ 6,501       (22,014)
               Pro forma                         6,091       (22,938)
            Net income (loss) per share:
               As reported                         .65         (2.11)
               Pro forma                           .61         (2.20)
                                               =======       =======

      The fair value of each option grant is estimated on the date of grant using an option pricing model with the following weighted average assumptions used for grants in 1995 and 1996: risk-free investment rate of 6.74% in 1995 and 6.28% in 1996, no expected dividends, expected life of ten years, and expected volatility of 60% in both years.

      In May 1995, the stockholders of the Company adopted a Stock Purchase
            Plan (the Stock Purchase Plan) which covers 200,000 shares of common stock. Beginning in 1996, eligible employees can purchase common stock at a discount by participating in quarterly Stock Purchase Plan offerings in which payroll deductions may be used to purchase shares of common stock. Common stock issuable under the Stock Purchase Plan must be shares reacquired by the Company.

(12)  Business and Credit Concentrations

      During the normal conduct of its operations, the Company engages in the extension of credit to automobile consumers through dealers. The risks associated with these credits include economic, competitive and other risks. A substantial portion of the risk is limited due to the number of customers and their dispersion throughout eleven principally southeastern states; however, operations are concentrated in one industry. In 1995, approximately 33%, 23% and 19% of the amount of installment contracts originated were originated in Texas, Mississippi and North Carolina, respectively. In 1996, approximately 36%, 16% and 20% of the amount of installment contracts originated were originated in Texas, Mississippi and North Carolina, respectively. No other state represented more than 10% of the total originations in 1995 and 1996. Management believes that the securitization of the installment contracts does not change the nature of credit risk concentration.

                                    D-29                             (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements



(13)  Fair Value of Financial Instruments

      Statement of Financial Accounting Standards No. 107, "Disclosures About
            Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions significantly affect the estimates and, as such, the derived fair value may not be indicative of the value negotiated in an actual sale and may not be comparable to that reported by other companies.

      In addition, the fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Fair value estimates, methods and assumptions for significant financial instruments are set forth below (in thousands):

                                                      Carrying   Estimated
                                                       value     fair value
                                                     ---------   ----------

            December 31, 1995
            -----------------
               Installment contracts                 $22,398      23,966
                                                     =======     =======
               Amounts due under securitizations     $19,720      20,363
                                                     =======     =======
            December 31, 1996
            -----------------
               Installment contracts                 $86,972      80,152
                                                     =======     =======
               Amounts due under securitizations     $ 9,784       9,456
                                                     =======     =======

            Installment Contracts

            The fair values are estimated for loans in bankruptcy status and the retained portion of installment contracts sold in securitizations by discounting projected gross cash flows using an interest rate that is commensurate with the risks involved and consistent with rates a non-affiliated purchaser may require. The fair values for performing loans and delinquent loans are estimated as a discounted value of the amount due. The discount factors for delinquent loans are based on the number of payments delinquent.

                                      D-30                           (Continued)

                       MS FINANCIAL, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements



            Amounts Due Under Securitizations

            The fair values are estimated for amounts due under securitization by discounting projected gross cash flows using an interest rate that is commensurate with the risks involved and consistent with rates a non-affiliated purchaser may require.

(14)  Contingencies

      The Company is a defendant in litigation in which the plaintiffs contend that the Company's practice of selling and financing of ancillary products is unlawful. The plaintiffs also contend that the Company required the plaintiffs to purchase one or more ancillary products as a condition of purchasing the plaintiffs' installment contracts. The plaintiffs seek unspecified actual, statutory and exemplary damages, cancellation of finance charges under their installment contract, recovery of finance charges previously paid, prejudgment and post judgment interest and attorneys' fees. Although the Company denies any liability or fault with respect to these allegations, the Company agreed to a tentative net cash settlement of $375 thousand in January 1997, if such settlement is paid by July 1, 1997 ($425 thousand if paid afterwards). During 1996, the Company accrued $375 thousand as a liability based on the tentative settlement agreement. Management anticipates that the settlement will be finalized under these terms prior to July 1, 1997.

      On January 15, 1997, an action was commenced against the Company to recover certain fees pursuant to the Warehouse Facility discussed in note 7. The plaintiff seeks to recover $438 thousand, plus interest costs, attorneys fees and other costs incurred by the plaintiff as a result of the Company's alleged breach of contract. In the opinion of management, this litigation will not have a material effect on the Company's results of operations or financial condition.

      In addition, in the normal course of business, the Company is subject to various other pending and threatened litigation. In the opinion of management, the ultimate outcome of the matters will not have a material impact on the Company's financial statements.

                                                                         ANNEX E

                         SEARCH FINANCIAL SERVICES INC.
              (F/K/A SEARCH CAPITAL GROUP, INC.) AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                    PAGE
                                                                                                    ----

Independent Certified Public Accountants' Report                                                     E-2

Consolidated Balance Sheets as of March 31, 1997 and March 31, 1996                                  E-3

Consolidated Statements  of Operations  for the year  ended March 31,  1997, the  six months         E-4
ended March 31, 1996, and the year ended September 30, 1995

Consolidated  Statement of Changes  in Stockholders'  Equity (Capital Deficit)  for the year         E-5
ended March 31, 1997, the six months ended  March 31, 1996 and the year  ended September 30,
1995

Consolidated Statements  of Cash  Flows for the  year ended March  31, 1997, the  six months         E-6
ended March 31, 1996, and the year ended September 30, 1995

Notes to Consolidated Financial Statements                                                           E-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To The Board of Directors and Stockholders
Search Financial Services Inc.
(f/k/a Search Capital Group, Inc.)
Dallas, Texas

         We have audited the accompanying consolidated balance sheets of Search Financial Services Inc. (f/k/a Search Capital Group, Inc.) and its subsidiaries (the "Company") as of March 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity (capital deficit), and cash flows for the year ended March 31, 1997, the six months ended March 31, 1996, and the year ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Search Financial Services Inc. (f/k/a Search Capital Group, Inc.) and its subsidiaries at March 31, 1997 and 1996, and the results of their operations and cash flows for the year ended March 31, 1997, the six months ended March 31, 1996, and the year ended September 30, 1995 in conformity with generally accepted accounting principles.





                                                   /s/ BDO SEIDMAN, LLP
                                                   ----------------------------
                                                   BDO Seidman, LLP


Dallas, Texas
May 23, 1997

                        SEARCH FINANCIAL SERVICES INC.
             (F/K/A SEARCH CAPITAL GROUP, INC.) AND SUBSIDIARIES

                         Consolidated Balance Sheets
                                (In Thousands)


                                                                              March 31, 1997            March 31, 1996
                                                                              --------------            --------------
ASSETS
------
Gross contracts receivable (Note 6)                                              $62,325                   $37,086
Unearned interest                                                                (10,636)                   (6,435)
                                                                                 -------                   -------
Net contracts receivable                                                          51,689                    30,651
Allowance for credit losses                                                       (5,854)                  (13,353)
Loan origination costs                                                             5,852                     3,984
Amortization of loan origination costs                                            (4,379)                   (3,578)
                                                                                 -------                   -------
    Net contract receivables - after allowance
       for credit losses & other costs                                            47,308                    17,704
                                                                                 -------                   -------
Cash and cash equivalents                                                         12,249                    17,817
Vehicles held for resale                                                           1,196                       566
Deferred note offering cost, net of depreciation
  and amortization of $1,672 and $1,141 in 1997
  and 1996, respectively                                                             155                         -
Property and equipment, net                                                        1,608                     1,062
Intangibles, net of $450 amortization in 1997 (Note 4)                             6,252                         -
Other assets                                                                         755                       197
                                                                                 -------                   -------
    Total assets                                                                 $69,523                   $37,346
                                                                                 =======                   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Lines of credit (Notes 6 & 8)                                                    $23,715                   $     -
Note payable (Note 7)                                                              9,596                     2,283
Accrued settlements  (Notes 16 & 17)                                                 540                       688
Accounts payable and other liabilities                                             2,760                     7,356
Subordinated note payable (Note 7)                                                 5,000                         -
Accrued interest                                                                     271                        15
Redeemable warrants (Notes 2 & 4)                                                  1,035                       593
                                                                                 -------                   -------
                                                                                  42,917                    10,935
                                                                                 -------                   -------
Stock repurchase commitment (Note 10)                                              2,078                     2,078
                                                                                 -------                   -------

Stockholders' Equity (Note 9)
--------------------
Convertible Preferred stock                                                          201                       154
Common stock                                                                         252                       248
Additional paid-in capital                                                        78,047                    79,124
Accumulated deficit                                                              (52,760)                  (54,043)
Treasury stock                                                                         -                    (1,150)
                                                                                 -------                   -------
    Total stockholders' equity                                                    25,740                    24,333
    Notes receivable - stockholders (Note 11)                                     (1,212)                        -
                                                                                 -------                   -------
                                                                                  24,528                    24,333

    Total liabilities and stockholders' equity                                   $69,523                   $37,346
                                                                                 =======                   =======



          See accompanying notes to consolidated financial statements.

                         SEARCH FINANCIAL SERVICES INC.
              (F/K/A SEARCH CAPITAL GROUP, INC.) AND SUBSIDIARIES

                     Consolidated Statements of Operations
                      (In Thousands except per share data)


                                                                           Six Months Ended
                                              Year Ended                   March 31, 1996                  Year Ended
                                             March 31, 1997                    (Note 1)                September 30, 1995
                                             --------------                ----------------            ------------------
Interest revenue                                  $10,004                       $ 3,541                     $13,472
Interest expense                                    2,306                         1,306                      11,205
                                                  -------                       -------                    --------
Net interest income                                 7,698                         2,235                       2,267
Reduction of (provision for) credit losses
    (Note 6)                                        7,017                        (4,982)                     (3,128)
                                                  -------                       -------                    --------
Net interest income (loss) after reduction
    of (provision for) credit losses               14,715                        (2,747)                       (861)
                                                  -------                       -------                    --------
General and administrative expense                 13,392                         8,098                      15,881
Settlement expense                                     40                           535                       2,837
Reorganization expense                                  -                             -                         315
                                                  -------                       -------                    --------
Operating and other expense                        13,432                         8,633                      19,033
                                                  -------                       -------                    --------
Income (loss) before extraordinary item             1,283                       (11,380)                    (19,894)

    Extraordinary gain on discharge of
       debt (Notes 2 & 7)                               -                         8,709                           -
                                                  -------                       -------                    --------
Net income (loss)                                   1,283                        (2,671)                    (19,894)

Preferred stock dividends                           6,154                           327                         240
                                                  -------                       -------                    --------
Net loss attributable to common
   stockholders                                   $(4,871)                      $(2,998)                   $(20,134)
                                                  =======                       =======                    ========
                                                  $ (1.45)                      $ (8.96)                   $ (17.96)
Loss per common share before
   extraordinary item
Gain on extraordinary item                              -                          6.67                        -
                                                  -------                       -------                    --------
Loss per common share (Notes 9 & 10)              $ (1.45)                      $ (2.29)                   $ (17.96)
                                                  =======                       =======                    ========

Weighted average number of
    common shares outstanding                       3,366                         1,306                       1,121
                                                  =======                       =======                    ========



          See accompanying notes to consolidated financial statements.

                        SEARCH FINANCIAL SERVICES INC.
             (F/K/A SEARCH CAPITAL GROUP, INC.) AND SUBSIDIARIES


Statement of Changes in Stockholders' Equity (Capital Deficit) (Notes 3 and 9)

 For the year ended March 31, 1997, six months ended March 31, 1996 and year ended September 30, 1995 (In Thousands except per share amounts)



                                                                                                              Treasury Stock
                               ----------------------   ---------------------    -------------------        ---------------------
                                 Preferred Stock-12%   Preferred Stock-9%/7%        Common Stock           Preferred Stock-9%/7%
                               ----------------------   ---------------------    -------------------        ---------------------
                                  Shares    Amount      Shares       Amount     Shares        Amount        Shares      Amount
                               -------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 1994        50,000       $ 4          -        $   -       1,462,191     $   117            -        $  -
                               -------------------------------------------------------------------------------------------------
Stock purchase at May 5, 1995        -       $ -          -        $   -              -      $     -            -        $  -
Stock repurchase commitment          -         -          -            -        (115,418)         (9)           -           -
Preferred stock dividends            -         -          -            -              -            -            -           -
Net loss                             -         -          -            -              -            -            -           -
                               -------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1995     50,000       $ 4          -        $   -       1,346,773       $ 108            -        $  -
                               -------------------------------------------------------------------------------------------------
Exercise of options                  -       $ -          -        $   -           4,480       $   1            -        $  -
Class action suit settlement         -         -          -            -         231,000          18            -           -
(Note 16)
Reorganization (Note 2)              -         -      1,878,956      150       1,514,375         121            -           -
Preferred stock dividends            -         -          -            -              -            -            -           -
Net loss                             -         -          -            -              -            -            -
                               -------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996       50,000       $ 4      1,878,956    $ 150       3,096,628        $248            -        $  -
                               -------------------------------------------------------------------------------------------------

Debt conversion - Hall Financial
  Group, Inc. (Note 5)               -       $ -              -    $   -         312,500       $  25            -           -
Additional investment - Hall
  Financial Group, Inc. (Note 5)     -         -        254,100       20         204,800          16            -           -
Investment - Alex. Brown & Sons,
  Incorporated                       -         -              -        -          26,462           2            -           -
Acquisition - Dealers Alliance
  Credit Corp. (Note 4)              -         -        319,257       26         159,629          13            -           -
Conversion of 9%/7% preferred to
  common                             -         -        (13,755)      (1)         27,511           2            -           -
Stock repurchase - Hall
  Financial Group, Inc. (Note 5)     -         -              -        -              -            -       254,100         (20)
Acquisition - U.S. Lending
  Corporation (Note 4)               -         -        271,867       22         231,066          18            -           -
Retirement of  treasury stock        -         -       (254,100)     (20)       (895,599)        (72)     (254,100)         20
Preferred stock dividends            -         -              -        -              -            -            -           -
Net income                           -         -              -        -              -            -            -           -
                               -------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1997       50,000       $ 4      2,456,325     $197       3,162,997        $252            -        $  -
                               =================================================================================================
                                       Treasury Stock
                                 ------------------------
                                        Common Stock                                              Stockholders'
                                 ------------------------         Paid-In        Accumulated         Equity
                                    Shares        Amount          Capital         Deficit      (Capital Deficit)
                                 ---------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 1994           315,799       $     (25)     $    27,006       $(31,478)        $ (4,376)
                                 ---------------------------------------------------------------------------------
Stock purchase at May 5, 1995       62,500       $  (1,125)     $                 $      -         $ (1,125)

Stock repurchase commitment              -               -           (2,069)             -           (2,078)
Preferred stock dividends                -               -             (240)             -             (240)
Net loss                                 -               -                -        (19,894)         (19,894)
                                 ---------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1995        378,299       $  (1,150)         $24,697       $(51,372)        $(27,713)
                                 ---------------------------------------------------------------------------------
Exercise of options                      -       $       -      $        10       $      -         $     11

Class action suit settlement
  (Note 16)                              -               -            2,595              -            2,613
Reorganization (Note 2)                  -               -           52,149              -           52,420
Preferred stock dividends                -               -             (327)             -             (327)
Net loss                                 -               -                -         (2,671)          (2,671)
                                 ---------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996          378,299       $  (1,150)     $    79,124       $(54,043)        $ 24,333
                                 ---------------------------------------------------------------------------------

Debt conversion - Hall Financial
  Group, Inc. (Note 5)                   -       $       -      $     1,692       $      -         $  1,717
Additional investment - Hall
  Financial Group, Inc. (Note 5)         -               -            4,310              -            4,346
Investment - Alex. Brown & Sons,
  Incorporated                           -               -              150              -              152
Acquisition - Dealers Alliance
  Credit Corp. (Note 4)                  -               -            4,521              -            4,560
Conversion of 9%/7% preferred to
  common                                 -               -               (1)                              -
Stock repurchase - Hall
  Financial Group, Inc. (Note 5)   517,300          (8,980)               -              -           (9,000)
Acquisition - U.S. Lending
  Corporation (Note 4)                   -               -            4,463              -            4,503
Retirement of  treasury stock     (895,599)         10,130          (10,058)             -                -
Preferred stock dividends                -               -           (6,154)             -           (6,154)
Net income                               -               -                -          1,283            1,283
                                 ---------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1997                -       $       -      $    78,047       $(52,760)        $ 25,740
                                 =================================================================================

          See accompanying notes to consolidated financial statements

                         SEARCH FINANCIAL SERVICES INC.
              (F/K/A SEARCH CAPITAL GROUP, INC.) AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                 (In Thousands)


                                                       Year Ended          Six  Months Ended            Year Ended
                                                     March 31, 1997          March 31, 1996          September 30, 1995
                                                     --------------        -----------------         ------------------
OPERATING ACTIVITIES:
  Net income (loss)                                  $   1,283                 $  (2,671)                 $(19,894)
    Adjustments to reconcile net income (loss) to
        cash used in operations:
    Provision for (reduction of) credit losses          (7,017)                    4,982                     3,128
    Accretion of warrant debt                              122       -                 -                         -
    Amortization of deferred offering costs                 60                     1,221                     2,840
    Amortization of loan origination costs                 868                       641                     1,047
    Amortization of goodwill and intangibles               450                         -                         -
    Depreciation and amortization                          531                       262                       384
    Extraordinary gain on discharge of debt                  -                    (8,709)                        -
    Loss on disposition of fixed assets                      -                       112                         -
  Changes in assets and liabilities:
    Decreases (increases) in other assets, net            (246)                      470                       (86)
    Increases (decreases) in accounts payable
      and accrued expense                               (5,290)                     (449)                    1,840
                                                    ----------                 ---------                  --------
  Cash used in operations                               (9,239)                   (4,141)                  (10,741)
                                                    ----------                 ---------                  --------
INVESTING ACTIVITIES:
  Purchase of contract receivables including
      origination fees                                 (39,042)                   (5,471)                  (24,830)
  Principal payments on contract receivables
      including proceeds from sales of vehicles         30,993                    17,921                    47,652
  Purchases of property and equipment                     (856)                     (132)                     (711)
  (Increases) decreases in restricted cash                   -                     8,105                    (4,519)
                                                    ----------                 ---------                  --------
  Cash provided by (used in) investing                  (9,135)                   20,423                    17,592
                                                    ----------                 ---------                  --------
FINANCING ACTIVITIES:
  Net borrowings (repayments) under line of credit      15,295                     1,225                    (2,429)
  Notes payable proceeds                                     -                         -                     1,779
  Notes payable repayments                                   -                         -                    (5,077)
  Capital lease repayments                                 (67)                      (24)                      (58)
  Notes payable offering costs                            (215)                        -                      (198)
  Proceeds from sale of stock, net of expense            4,346                         -                         -
  Proceeds from exercise of options                          -                        12                         -
  Notes receivable - stockholders                       (1,212)                        -                         -
  Purchase of  treasury stock                           (4,000)                        -                    (1,125)
  Payment of dividends                                  (4,724)                     (120)                     (240)
                                                    ----------                 ---------                  --------
  Cash provided by (used in) financing activities        9,423                     1,093                    (7,348)
                                                    ----------                 ---------                  --------
CHANGE IN CASH AND CASH EQUIVALENTS:
  Change in cash and cash equivalents                   (8,951)                   17,375                      (497)
  Net cash acquired (Note 4)                             3,383                         -                         -
  Cash and cash equivalents - beginning                 17,817                       442                       939
                                                    ----------                 ---------                  --------

  Cash and cash equivalents - ending                $   12,249                 $  17,817                  $    442
                                                    ==========                 =========                  ========

SUPPLEMENTAL INFORMATION (Note 20):
  Cash paid for interest                            $    2,050                 $      71                  $  9,272
                                                    ==========                 =========                  ========

          See accompanying notes to consolidated financial statements.

                         SEARCH FINANCIAL SERVICES INC.
              (F/K/A SEARCH CAPITAL GROUP, INC.) AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1.       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

         General. The accompanying consolidated financial statements include the accounts of Search Financial Services Inc. (f/k/a Search Capital Group, Inc.) ("Search") and its subsidiaries (the "Company") as follows:

Automobile Credit Holdings, Inc.
   Automobile Credit Acceptance Corp. ("ACAC")
   Consumer Dealer Autocredit Corporation
Newsearch, Inc.
Search Capital Acquisition Corp.
Search Financial Services Company
   Search Financial Services of Florida, Inc.
   Search Financial Services of Georgia, Inc.
   Search Financial Services of Louisiana, Inc.
   Search Financial Services of Oklahoma, Inc.
   Search Financial Services of Puerto Rico, Inc.
   Search Financial Services of Tennessee, Inc.
   Search Financial Services of Texas, Inc.
   Search Mortgage Services of Tennessee, Inc.
Search Funding Corp. ("SFC")
Search Funding II, Inc.
Search Funding III, Inc.
Search Funding IV, Inc.
Search Funding V, Inc.

         During fiscal 1997, the special purpose subsidiaries of Search which raised money through the issuance of interest bearing notes for the purchase of contract receivables (the "Fund Subsidiaries") were dissolved. The balance sheet as of March 31, 1996 and the statements of operations and cash flows for the periods ended March 31, 1996 and September 30, 1995 include the Fund Subsidiaries in the consolidation (see note 2).

         In 1996, the Company changed its fiscal year end to March 31. Effective May 16, 1997, the name of Search was changed from Search Capital Group, Inc. to Search Financial Services Inc.

         In November 1996, the Company effected a 1-for-8 reverse stock split. All references in the financial statements and notes to the number of shares outstanding, the number of shares subject to warrants and options and per share amounts have been retroactively restated to reflect the reverse split.

         Basis of Consolidation. The consolidated financial statements include the accounts of the Company, after elimination of all significant intercompany accounts and transactions, and have been prepared in accordance with generally accepted accounting principles.

         Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Contracts Receivable, Allowance for Credit Losses, and Interest Income. The Company records receivables purchased at cost. Contractual finance charges are recorded as unearned interest and amortized to interest income using the interest method. An initial allowance for credit losses is recorded at the acquisition of a receivable equal to the difference between the amount financed and the acquisition cost, which is what the Company estimates to be fair value. The Company considers all of its contracts receivable to be consumer installment loans to individuals. In accordance with Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), these receivables are reviewed individually for impairment generally using the receivable's contractual delinquency or repossession status. All receivables which exceed 60 days contractual delinquency or with respect to which the underlying collateral has been repossessed are considered impaired. Once impaired, a receivable is placed on nonaccrual status and written down to its net realizable value, and no interest income is recognized until the receivable returns to nonimpaired status. Therefore, at impairment, the Company writes down the receivable to its estimated net realizable value, which is the fair value of the underlying collateral if it has been repossessed or the estimated recoverable cash flow if no repossession has occurred. If the measured amount of the impaired receivable is less than the Company's net recorded investment in the receivable, the Company recognizes a charge to provision for credit losses in the amount of the deficiency and increases the allowance for credit losses by a corresponding amount. The provision for credit losses is adjusted for any differences between the final net proceeds from resale of the underlying collateral and the estimated net realizable value. All payments received on impaired receivables are considered a return of principal. Generally, the Company charges off a receivable against the allowance for credit losses at 180 days contractual delinquency if no significant payments have been received in the last six months, or earlier after receipt of the sale proceeds from liquidation of the collateral securing the receivable. Subsequent proceeds received on a previously charged-off receivable are recorded as a recovery to the allowance for credit losses. Any excess of cost paid ("premium") for net receivables acquired is recorded as an asset and amortized over the life of the related loans acquired as an adjustment to yield using the interest method. All amounts are stated as gross receivables, which include unearned interest, unless otherwise indicated.

         Loan Origination Costs. The Company performs substantially all of the functions associated with origination of its receivables and capitalizes the related costs. The portion capitalized is amortized by the interest method against income as an adjustment of yield.

         Vehicles Held for Resale. Vehicles held for resale represents the estimated collateral value of motor vehicles in the Company's possession and are carried at the lower of cost or estimated net realizable value (estimated auction value less estimated costs to sell at the time of repossession). The Company classifies a loan as vehicle held for resale upon physically repossessing the vehicle and until the vehicle is sold at auction. The deficiency balance, if any, is then charged off.

         Deferred Notes Payable Offering Costs.    Costs directly related to
notes payable offerings were capitalized and amortized to expense by the interest method over the contractual terms of the notes. Deferred offering costs were the commissions, printing, legal, accounting and other expenditures incurred in issuing the notes to the investors.

         Property and Equipment. Property and equipment includes assets which are depreciated over three-year and five-year lives and leasehold improvements which are amortized over the remaining term of the lease.

         Cost in Excess of Fair Value of Net Assets Acquired and Other
Intangibles.   Cost in excess of the fair value of net assets acquired is amortized on a straight-line basis over 90 months. Other intangibles, which include customer lists and dealer networks, are being amortized over 10 to 15 years using the straight-line method. The Company continually monitors its cost in excess of net assets acquired (goodwill) and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination with respect to goodwill, the Company evaluates the performance, on an undiscounted basis, of the underlying businesses which gave rise to such amounts. With respect to other intangibles, the Company bases its determination on the performance, on an undiscounted basis, of the related intangibles.

         Net Loss Per Share Attributable to Common Stockholders.   The net loss
per share attributable to common stockholders has been computed based on the weighted average number of shares of Search common stock outstanding during each period and after deducting preferred stock dividends declared. Common stock equivalents are included in the calculations except when their effect would be antidilutive.

         Income Taxes.   The Company  files a consolidated federal income tax
return. The Company uses the asset and liability method to provide for income taxes under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

         Statement of Cash Flows. For purposes of reporting cash flows, the Company considers short term cash investments with original maturities of three months or less to be cash equivalents.

         Recent Accounting Pronouncements.   In June 1996, the Financial
Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). SFAS No. 125 requires that an entity recognize the financial and servicing assets it controls and the liabilities it has incurred and derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. SFAS No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It is generally effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. Management of Company believes that SFAS No. 125 has no current impact on the Company there exist no significant transactions as contemplated by SFAS 125; however, SFAS 125 may have a material impact on its future financial statements, if in those periods the Company completes a securitization transaction.


2. CHAPTER 11 BANKRUPTCY FILING OF THE FUND SUBSIDIARIES AND CONFIRMATION OF THE JOINT PLAN OF REORGANIZATION

         As of March 31, 1996, the Fund Subsidiaries consisted of six public and two private corporations as follows:

         Automobile Credit Fund 1991-III, Inc. - Private
         Automobile Credit Finance, Inc. - Public
         Automobile Credit Partners, Inc. - Private
         Automobile Credit Finance 1992-II, Inc. - Public
         Automobile Credit Finance III, Inc. - Public
         Automobile Credit Finance IV, Inc. - Public
         Automobile Credit Finance V, Inc. - Public
         Automobile Credit Finance VI, Inc. - Public

         In August 1995, the Fund Subsidiaries filed for reorganization under Chapter 11 of the U. S. Bankruptcy Code. Search and its unrestricted subsidiaries did not seek protection under the Code, but Search was a co-proponent of a joint plan of reorganization for the Fund Subsidiaries. On March 4, 1996, the Court entered an order ("Confirmation Order") confirming the Third Amended Plan of Reorganization (the "Joint Plan") for all of the Fund Subsidiaries, effective on March 15, 1996 (the "Effective Date").

         Total secured claims of all noteholders under the Joint Plan were $53,240,000, and total unsecured claims were $16,080,000, for total claims of $69,320,000, which comprised the total of notes payable and accrued interest due the noteholders (see Note 7). The Joint Plan allowed noteholders to choose one of two options. Under one of the options (the "Equity Option"), noteholders received with respect to the secured portion of their claims shares of Search common stock, shares of a new series of 9%/7% convertible preferred stock and a cash payment equal in amount as if dividends had been calculated on the 9%/7% convertible preferred stock from July 1, 1995 to the Effective Date. Under the other option (the "Collateral Option"), noteholders would receive with respect to the secured portion of their claims distributions of the proceeds of the continued collection or sale of the motor vehicle receivables securing their notes. In accordance with the Joint Plan, the number of shares issued was calculated as of the Effective Date so that noteholders received shares of common stock and 9%/7% convertible preferred stock having a value equal, on a fully diluted basis, to 75% of the value of all shares of 9%/7% convertible preferred stock, common stock, 12% senior convertible preferred stock, warrants, stock options and rights then outstanding, or agreed to be issued by Search (with certain exceptions, including any shares issued to Hall Phoenix/Inwood Ltd., ("HPIL") under the Funding Agreement referred to in Note
5). At a special stockholders' meeting on March 1, 1996, stockholders of Search approved amendments to Search's Certificate of Incorporation increasing Search's authorized capital stock to 130,000,000 shares of common stock and 60,000,000 shares of preferred stock.

         Before the Effective Date, Value Partners, Ltd. purchased all of the secured claims of noteholders who had elected the Collateral Option (approximately $12,800,000 of original note principal amount) and changed the election for such secured claims to the Equity Option. The selling noteholders retained their unsecured claims. As a consequence of this transaction, 100% of the secured claims of noteholders received treatment under the Equity Option.

         With respect to the unsecured portion of noteholders' claims, the noteholders and any other holders of unsecured claims are entitled to receive from Search a pro rata share of warrants (the "Warrants") to purchase an aggregate of 625,000 shares of common stock. These Warrants will be issued after the unsecured claims of non- noteholders are determined by the bankruptcy court. (see Note 9). The Company is required to redeem all unexercised Warrants at $2.00 for each share of stock subject to the Warrants in March 2001. The Warrants are considered debt and have been recorded at their estimated fair value. The accretion from fair value to the redemption amount is recorded as interest expense over the term of the Warrants using the interest method.

         The Joint Plan required that a trust ("Litigation Trust") be established for the benefit of the noteholders, with a total funding of $350,000. The Litigation Trust is authorized to pursue claims and causes of action of the Fund Subsidiaries and of certain participating noteholders. Proceeds will be distributed pro rata to noteholders.

         On the Effective Date, the net assets of the Fund Subsidiaries were transferred to Search. The Fund Subsidiaries' notes and the indebtedness represented by those notes were deemed canceled when the Confirmation Order became final. The trust indentures for the notes, and all related
restrictions, were also deemed canceled.   As a result of the implementation of
the Joint Plan and the cancellation of the notes, a net extraordinary gain from the extinguishment of debt was reported in the amount of $8,709,000 (see Note
7).

         The Fund Subsidiaries accounted for all transactions, where applicable, related to the reorganization proceedings in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") issued by the American Institute of Certified Public Accountants.


3.       REVERSE STOCK SPLIT

         In August 1996, the Board of Directors of Search authorized a one-for-eight reverse stock split that became effective on November 22, 1996 following stockholder approval. All references in the financial statements and notes to the number of shares outstanding, the number of shares subject to warrants and options and per share amounts have been retroactively restated to reflect the reverse split decreased number of common and preferred shares outstanding.


4.       ACQUISITIONS

         In November 1996, Search Funding III, Inc., a wholly-owned subsidiary of Search, completed its acquisition of certain assets of U.S. Lending Corporation ("USLC"). USLC conducted purchasing and servicing of used motor vehicle receivables in Deerfield Beach, Florida. USLC had been operating under Chapter 11 of the U.S. Bankruptcy Code. The acquisition was accounted for as an asset purchase. Accordingly, results of operations related to the acquired assets have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair value. Search purchased USLC's net assets, valued at $4,819,000, for 231,066 shares of common stock, 271,867 shares of 9%/7% convertible preferred stock, and Warrants to purchase 154,960 shares of common stock. The assets acquired were approximately $3,500,000 in cash, gross receivables of approximately $1,800,000 and an undetermined amount of delinquent accounts and foreclosure deficiency balance accounts.

         In August 1996, Search Funding IV, Inc. ("SFIV"), a wholly-owned subsidiary of Search, acquired all of the assets and assumed certain liabilities of Dealers Alliance Credit Corp. ("DACC"). DACC conducted purchasing and servicing of used motor vehicle receivables in Atlanta, Georgia. DACC had purchased loans from over 1,000 new and used car dealers, primarily in Georgia, Texas, Tennessee and Florida. The Company has been using the DACC facilities as a regional marketing branch for southeastern states, a collection center and as a full-service consumer loan facility. The acquisition was accounted for under the purchase method of accounting. Accordingly, results of operations related to the acquired assets have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair value. For DACC's net assets, valued at approximately $21,000,000, Search delivered 159,629 shares of common stock, 319,257 shares of 9%/7% convertible preferred stock, and Warrants to purchase 159,629 shares of common stock with a total value of $4,795,000. In addition, the Company assumed approximately $17,450,000 in bank debt under a restructured line of credit.

         The calculation of the purchase price and allocation to the acquired assets of DACC is as follows (in thousands):

         Net contracts receivable                                                           $14,380
         Cash and cash equivalents                                                              753
         Vehicles held for sale                                                                 284
         Property and equipment                                                                 222
         Customer lists                                                                       2,175
         Dealer network                                                                       2,200
         Other assets                                                                           835
                                                                                            -------
         Total estimated fair value of assets acquired                                       20,849
                                                                                            -------
         Liabilities assumed                                                                 18,239
         Fair value of Search equity instruments issued, including redeemable
             warrants treated as debt                                                         4,795
         Direct acquisition costs                                                               143
                                                                                            -------
         Total cost                                                                         $23,177
                                                                                            -------
         Cost in excess of fair value of net assets acquired and
             other identifiable intangibles                                                 $ 2,328
                                                                                            =======

         The Company periodically evaluates the recoverability and remaining life of the excess value and determines whether it should be completely or partially written-off or the amortization period accelerated. The Company will recognize an impairment of excess value to the extent that the undiscounted estimated future operating cash flows of the acquired assets are determined to be less than the carrying amount of the excess value. If an impairment of excess value were to occur, the Company would reflect the impairment through a reduction in the carrying value of such excess value.

         The Warrants issued in both the USLC and DACC transactions have redemption features which require the Company to redeem all unexercised warrants at $2.00 for each share of stock subject to the Warrants in March 2001. The Warrants are considered debt and have been recorded at their estimated fair value. The accretion from fair value to redemption amount is recorded as interest expense over the term of the warrants using the interest method.

         In September 1996, the Company acquired approximately $12,000,000 in gross receivables from Eagle Finance Corp. for a total cash price of approximately $9,600,000. In November 1996, the Company acquired approximately $21,000,000 in gross receivables from MS Financial, Inc. for a total cash price of approximately $14,400,000. The receivables were purchased at a premium over the net assets acquired. The premiums are amortized over the life of the related portfolio as an adjustment to yield using the interest method.


5.       TRANSACTIONS WITH HALL AND AFFILIATES

         In November 1995, Search entered into a Funding Agreement (the "Funding Agreement") with Hall Financial Group, Inc. ("HFG"). Pursuant to the Funding Agreement, HFG made loans totaling $2,283,000 (the "HFG Notes") to Search. The HFG Notes could, at the election of HFG or its assignee, be converted into a maximum of 312,500 shares of Search common stock. Effective April 2, 1996, HPIL, as assignee of the HFG Notes, converted the HFG Notes into 312,500 shares of Search common stock. Because the conversion price specified in the HFG Notes for these shares was less than the full amount due under the HFG Notes, Search paid to HPIL the remaining portion of the debt evidenced by the HFG Notes ($567,000) in cash.

         The Funding Agreement also provided to HFG the option to purchase common stock, 9%/7% convertible preferred stock, and Warrants. Effective April 2, 1996, HPIL, as assignee of HFG, fully exercised this purchase option by paying $4,346,000 to Search for 204,800 shares of common stock, 254,100 shares of 9%/7% convertible preferred stock, and warrants to purchase 484,522 shares of common stock, including Warrants to purchase 84,522 shares.

         Pursuant to the Funding Agreement, HFG designated two nominees who were elected to Search's Board of Directors.

         In October 1996, the two directors filed suit against Search seeking access as directors to certain of the Company's books and records and Search initiated legal action against the two directors and HPIL. In November 1996, the Company, the two directors and HPIL entered into a settlement agreement.
As a result of the agreement, Search paid HPIL $4,000,000 in cash and executed a $5,000,000 subordinated note (see Note 7) to repurchase from HPIL and the directors all of their 517,300 shares of common stock, 254,100 shares of 9%/7% convertible preferred stock and warrants to purchase 484,522 shares of common stock, including Warrants to purchase 84,522 shares, and to settle all claims against Search. The parties also agreed to dismiss all litigation and mutually release each other, and the two directors resigned from the Board of Directors. The value of the settlement approximated the market value of the securities acquired by the Company at the date of the agreement. The maturity date of the subordinated note is November 21, 2000; however, the note must be repaid in full earlier if the Company sells more than, or in a proportionate amount if the Company sells less than, $20,000,000 of equity or certain debt securities for cash (see Note 19).


6.       CONTRACTS RECEIVABLE, ALLOWANCE FOR CREDIT LOSSES AND INTEREST INCOME

         The Company records receivable purchases at cost. Contractual finance charges are recorded as unearned interest and amortized to interest income using the interest method. As discussed below, amortization of interest income ceases upon impairment. An initial allowance for credit losses is recorded at the acquisition of a receivable equal to the difference between the amount financed and the acquisition cost, which is what the Company estimates to be fair value. An additional allowance may be recorded at acquisition if it is determined that the discount recorded as an allowance is not adequate to cover expected losses.

         In accordance with SFAS No. 114, receivables are analyzed on a loan-by-loan basis. The Company evaluates the impairment of receivables generally based on the receivables' contractual delinquency. The Company considers receivables that are contractually delinquent 60 days or more or with respect to which the underlying collateral has been repossessed to be impaired. When the receivable is considered impaired, interest income ceases to be recognized. Once impaired, the Company looks to the underlying collateral for repayment of the receivable. Therefore, at impairment, the Company writes down the receivable to its estimated net realizable value, which is the fair value of the underlying collateral if it has been repossessed or the estimated recoverable cash flow if no repossession has occurred. If the measured amount of the receivable is less than the Company's net recorded investment in the impaired receivable, the Company recognizes a charge to provision for credit losses in the amount of the deficiency and increases the allowance for credit losses by a corresponding amount. The provision for credit losses is adjusted for any differences between the final net proceeds from resale of the underlying collateral and the estimated net realizable value. Generally, the Company charges off a receivable against the allowance for credit losses at 180 days contractual delinquency, if no significant payments have been received in the last six months, or, if earlier, after receipt of the sale proceeds from liquidation of the collateral securing the receivable. Subsequent proceeds received on a previously charged-off receivable are recorded as a recovery to the allowance for credit losses. Any excess of cost paid ("premium") for net receivables acquired is recorded as an asset and amortized over the life of the related loans acquired as an adjustment to yield using the interest method.

         The Company's receivables, allowance for credit losses and net receivables after allowance for credit losses, excluding net loan origination costs, are summarized below on a consolidated basis (in thousands):


                                                                                                     Net
                                                                                   Allowance     Receivables
                                                          Total                       for      After Allowance
                                         Number of       Unpaid      Unearned        Credit          for
As of March 31, 1997                    Receivables   Installments   Interest        Losses     Credit Losses
---------------------                   -----------   ------------   --------        ------     -------------
Impaired receivables                         465       $ 2,269        $   334       $    993       $   942
Unimpaired receivables                     8,956        60,056         10,302          4,861        44,893
                                        ---------------------------------------------------------------------
   Total                                   9,421       $62,325        $10,636       $  5,854       $45,835
                                        =====================================================================
As of March 31, 1996
---------------------
Impaired receivables(1)                      421       $ 2,091        $   380       $  1,711       $     -
Unimpaired receivables(1)                  7,575        34,995          6,055         11,642        17,298
                                        ---------------------------------------------------------------------
   Total                                   7,996       $37,086        $ 6,435       $ 13,353       $17,298
                                        =====================================================================
As of September 30, 1995
------------------------
Impaired receivables                       2,323       $12,919        $ 1,644       $ 11,275       $     -
Unimpaired receivables                     9,805        53,758         11,462          7,348        34,948
                                        ---------------------------------------------------------------------
   Total                                  12,128       $66,677        $13,106       $ 18,623       $34,948
                                        =====================================================================

(1) Status as defined in the previous paragraphs of this Note. Certain unimpaired receivables may be considered problem loans.

         The change in the allowance for credit losses is summarized as follows (in thousands):

                                                    March 31,            March 31,          September 30,
                                                      1997                 1996                 1995
                                                    ---------            ---------          -------------
Balance, beginning of period                       $ 13,353               $18,623               $44,633
Allowance recorded upon purchase of receivables       9,908                 2,194                 9,613
Increase in allowance for credit losses               1,774                 4,982                 3,128
Proceeds received on previously charged-off                                                           -
   accounts                                           2,448                 2,296
Reclassification for inventory value                   (855)                1,238                (1,809)
Receivables charged off against allowance           (11,983)              (15,980)              (36,942)
Reduction in allowance for credit losses             (8,791)                    -                     -
                                                   --------               -------               -------
Balance, end of period                             $  5,854               $13,353               $18,623
                                                   ========               =======               =======
Net credit losses as a percent of average net
  receivables                                         30%                    36%                   56%

         The allowance for credit losses contained both a provision for anticipated loan losses and a reduction of the provision for loan losses from prior estimates for the year ended March 31, 1997 as follows (in thousands).

                                                                           March 31, 1997
                                                                           --------------
Provision for loan losses                                                     $  1,774
Reduction in allowance                                                          (8,791)
                                                                              --------
Net effect on statement of operations                                            7,017
Less proceeds received on previously charged-off accounts                        2,448
                                                                              --------
Non cash reduction of credit loss provision                                   $  4,569
                                                                              ========


         No reconciliation of the credit loss provision is provided for 1996 and 1995 as there was no reduction in the allowance for credit losses in those years.

         The effect of non-accrual receivables on interest income in each of the following periods was as follows (in thousands):

                                                           Six Months
                                         Year Ended          Ended            Year Ended
                                          March 31          March 31,         September 30,
                                            1997              1996               1995
                                          --------         ----------         -------------
Interest income

    As originally contracted                 $606             $1,480           $  4,522

    As recognized                            (211)               (98)            (1,033)
                                             ----             ------           --------
        Reduction of interest income         $395             $1,382           $  3,489
                                             ====             ======           ========

         There were no commitments to lend additional funds to customers whose loans were classified as non-accrual as of March 31, 1997 and 1996, and September 30, 1995.

 At March 31, 1997, contractual maturities of receivables were as follows (in thousands):

                                                                                 2001 and
                                   1998            1999           2000          Thereafter        Total
                                 --------        ---------      --------        ----------       -------
Future payments receivable       $28,541         $18,710        $11,359           $3,715         $62,325
Less unearned interest             5,424           3,404          1,276              532          10,636
                                 -------         -------        -------           ------         -------
Net contracts receivable         $23,117         $15,306        $10,083           $3,183         $51,689
                                 =======         =======        =======           ======         =======

         In the opinion of management, a portion of the receivables at March 31, 1997 will be repaid or extended either before or past the contractual maturity date. In addition, some of those receivables will be charged off before maturity. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

         The Company's receivables are generally installment receivables having a fixed annual percentage rate ("APR"). These receivables are predominantly secured by motor vehicles, although during the fiscal year ended March 31, 1997, the Company commenced making and acquiring non-auto consumer loans that may be secured or unsecured. The obligors of the Company's receivables are domestically-based at the time the receivables are originated or purchased by the Company from a dealer, and the Company has no material amount of foreign receivables.

         Receivables will become nonaccrual status due to their contractual delinquency exceeding 60 days or due to repossession of underlying collateral. The Company also considers certain delinquent receivables that are in the contractual status of less than 60 days past due to be potential problem receivables. Uncertainty as to overall economic conditions, regional considerations, and current trends in portfolio growth cause the Company to review these receivables for potential problems.

         The Company considers Texas and Tennessee to be states with receivable concentrations, because receivables with obligors in each of these states exceed 10% of total outstanding receivables. Most of the Company's receivables are due from individuals located in large metropolitan areas of Texas and other southern and western states. To some extent, realization of the receivables will be dependent on local economic conditions. The Company holds vehicle titles as collateral for all motor vehicle receivables until such receivables are paid in full.

7.       NOTES PAYABLE AND ACCRUED INTEREST

         Notes payable at March 31, 1997 consist of the following (in thousands):


Subordinated note payable to HPIL, bearing  interest, due  monthly, at  14% through
May 1996,  15% thereafter  through November  1997, 16%  thereafter through May  1998 and  17%  thereafter; principal due on the  earlier of (i)
November 21, 2000 or  (ii) the sale by  the Company for cash of any equity securities or subordinated debt, in which  event all principal is payable if at  least  $20,000,000 is  sold  or a  proportionate  portion is  payable  if
less than $20,000,000 is sold (see Note 5).                                                    $  5,000

Note  payable to banks, bearing  interest at  prime  rate plus  1%  (9.50% at  March 31,
1997),  due monthly, requiring monthly  principal payments equal to the positive difference between all cash proceeds  received by  SFIV during
the month  and the  sum of  all operating  expenses incurred  by  SFIV   during
the  month,  with  remaining  principal  due  August  2,  1997, collateralized
by all assets of SFIV totaling $14,479,000 at March 31, 1997 (see Note 4 ).                       9,596
                                                                                                -------
Total notes payable                                                                             $14,596
                                                                                                =======



         During March 1996, as a result of the confirmation of the Joint Plan (see Note 2), $69,320,000 of debt and accrued interest was extinguished in exchange for common stock, 9%/7% convertible preferred stock, Warrants and other provisions of the Joint Plan. The extinguishment of debt resulted in a net extraordinary gain of $8,709,000. The following table shows the components of the gain (in thousands):

                Total Notes and accrued interest         $  69,320
                Value of exchange                          (56,367)
                Administrative claims                       (2,400)
                Unamortized debt offering costs             (1,844)
                                                         ---------
                Net gain of debt extinguishment          $   8,709
                                                         =========

         Certain of the Fund Subsidiaries stopped accruing interest on the remaining unpaid principal of these notes as of their maturity. As these Fund Subsidiaries defaulted, it was management's position that the accrual of interest was not warranted since the Fund Subsidiaries did not have sufficient assets to fully retire the principal portion of their notes.

         The August 1995 bankruptcy filing of the individual Fund Subsidiaries was an event of default for each of the Fund Subsidiaries under the terms of its indenture agreement. In accordance with SOP 90-7, contractual interest obligations, which are relieved from payment as a result of the Chapter 11 proceedings, are not accrued. Therefore, no interest expense was recorded for the six months ended March 31, 1996. For the year ended September 30, 1995, contractual interest on the above obligations amounted to $12,453,000 which was $1,500,000 in excess of reported interest expense (see Note 2).


8.       LINES OF CREDIT

         In September 1996, Search Funding II, Inc. ("SFII"), a wholly-owned subsidiary of Search, entered into a revolving credit agreement (the "Line") with Hibernia National Bank ("HNB"). The Line bears interest at the prime rate plus 1% (9.50% at March 31, 1997) and is guaranteed by Search. The Line has a maximum commitment of $25,000,000 and is limited to a percentage of eligible contracts held by SFII. The Line is secured by all SFII assets totaling $23,865,000 at March 31, 1997 and expires on September 11, 1999. Search and SFII must comply with covenants that require the maintenance of a minimum adjusted net worth of $20,000,000 and a leverage ratio of not more than 5 to 1.

         In June 1994, SFC entered into an agreement for a line of credit with General Electric Capital Corporation ("GECC"). The line of credit initially had a maximum borrowing commitment of $20,000,000 and was limited to a percentage of eligible contracts held by SFC. The line of credit was secured by all SFC assets and was guaranteed by

Search. The Joint Plan called for Search to fully satisfy its obligation to GECC. As a result, in March 1996, Search paid GECC $173,000, which included all principal and interest owing as of that date. This payment fully satisfied Search's obligation to GECC.


9.       STOCKHOLDERS' EQUITY

         12% Senior Convertible Preferred Stock. As of March 31, 1997, Search had issued 50,000 shares of its 12% senior convertible preferred stock. The 12% senior convertible preferred shares have a $.01 par value and a liquidation preference of $40.00 per share, plus accrued and unpaid dividends. The 12% senior convertible preferred shares are convertible at the option of the holder into one share of Search common stock for each share of 12% senior convertible preferred stock and entitle the holder to one vote per share. The shares carry a cumulative annual dividend of $4.80 per share, payable quarterly. Search may cause conversion of the shares to common stock or may redeem the shares at $40.00 per share, plus accrued and unpaid dividends, upon the occurrence of certain events specified in the Certificate of Designation for the 12% senior convertible preferred shares.

         9%/7% Convertible Preferred Stock. As of March 31, 1997, Search had issued, or committed to issue, in connection with the Joint Plan 1,879,000 shares of the 9%/7% convertible preferred stock. During April 1996, Search issued an additional 254,100 shares of 9%/7% convertible preferred stock in connection with the HFG transaction. It repurchased these shares in November 1996 (see Note 5). The Company issued 319,257 shares of the 9%/7% convertible preferred stock in connection with its acquisition of the assets of DACC and certain indebtedness of DACC and 271,867 shares of the 9%/7% convertible preferred stock in connection with the acquisition of assets of USLC (see Note
4).

         The 9%/7% convertible preferred shares have a $.01 par value and a liquidation preference of $28.00 per share, plus accrued and unpaid dividends. The shares carry a non-cumulative annual dividend of $2.52 per share until March 31, 1999 and $1.96 per share thereafter. The 9%/7% convertible preferred shares are currently convertible at the option of the holder into two shares of common stock for each share of 9%/7% convertible preferred stock and entitle the holder to one vote per share. Search may cause conversion of the shares to common stock upon the occurrence of certain events specified in the Certificate of Designation for the 9%/7% convertible preferred stock. Any shares not converted prior to March 15, 2003 will automatically be converted into no more than three shares of common stock based on a formula specified in the Certificate of Designation.

         Common Stock. As of March 31, 1997, 3,162,997 shares of the common stock were outstanding. In addition, at that date there were outstanding various warrants and options to purchase a total of 1,114,399 shares of common stock, Search was obligated to issue 146,381 shares of common stock pursuant to the settlement of certain litigation in April 1996 (see Note 16) and Search had committed to issue warrants and options to purchase an additional 812,500 shares of common stock, including Warrants to purchase 625,000 shares.

         Warrants. Search is authorized to issue Warrants to purchase up to 10,000,000 shares of common stock pursuant to a warrant agreement dated as of March 22, 1996, as amended. Warrants to purchase 625,000 shares are to be issued to noteholders and other unsecured claim holders under the Joint Plan (see Note 2), and Warrants to purchase 314,589 shares of common stock issued in connection with the acquisition of the assets of DACC and USLC are outstanding (see Note 4). Warrants to purchase 84,522 shares of common stock, and other warrants to purchase 375,000 shares of common stock, were repurchased from HPIL in November 1996 (see Note 5).

         The exercise price per share of the Warrants is $18.00 and increases by $2.00 on March 15 of each successive year through 2000. The Warrants will expire on March 14, 2001, at which time Search must redeem all unexercised Warrants at a redemption price of $2.00 per share. Because the Warrants must be redeemed if not exercised, they have been classified outside of permanent equity as debt at fair value. An accretion to the redemption amount of $1,879,000 will be made over the term of five years using the interest method.

         Employee Stock Options and Other Common Stock Warrants. On August 1, 1994, the Board of Directors adopted, subject to stockholder approval, the 1994 Employee Stock Option Plan (the "Plan"). The Plan was approved by Search's stockholders at their annual meeting held in May 1995. Employees of the Company and directors of subsidiaries are eligible to participate in the Plan. As of March 31, 1997, approximately 160 persons were eligible to participate. The Plan expires on July 31, 2004, although any option outstanding on such date will remain outstanding until it either has expired or has been fully exercised. The Plan is administered by the Compensation Committee of the Board. Options granted under the Plan generally are not transferable other than by will or by the laws of descent and distribution. The options usually vest over a three-year period. A total of 625,000 shares of common stock has been reserved for sale upon exercise of options granted under the Plan. As of March 31, 1997, options to acquire approximately 400,000 shares of common stock were outstanding under the Plan and 118,000 were vested as of March 31, 1997. In addition, Search had committed to issue to an executive officer of the Company options or cashless warrants, at the officer's option, for 187,500 shares of common stock upon certain financial performance or stock price targets being attained.

         The Company has issued to non-employee directors, key employees and certain consultants cashless warrants, the purposes of which are similar to those of grants of options under the Plan. These cashless warrants are immediately vested, are exercisable for 10 years, are transferable and are generally granted at not less than market value at the date of grant. As of March 31, 1997, cashless warrants to purchase 372,500 shares of common stock and other warrants (excluding the Warrants) to purchase 31,250 shares of common stock were outstanding.

         During the fiscal year ended March 31, 1997, Search issued options to employees to purchase 269,625 shares of common stock under the Plan and issued cashless warrants to purchase 198,125 shares of common stock to non-employee directors of, and consultants to, Search at average exercise price of $7.20. During the six months ended March 31, 1996, Search issued options to employees to purchase 230,000 shares of common stock under the Plan and cashless warrants to purchase 436,000 shares of common stock to non-employee directors, key employees and consultants at an average exercise price of $10.08. Certain options issued during the year ended September 30, 1995 were repriced to reflect the current market prices at that time.

         During the fiscal year ended September 30, 1995, options to acquire 113,813 shares of common stock were issued to officers and employees of the Company at average exercise price of $12.84.

         During the six months ended March 31, 1996, 4,480 warrants were exercised at an average price of $2.68 per share.

         Recent Accounting Pronouncement. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), in October 1995 to establish accounting and reporting standards for stock-based employee compensation plans such as stock option and restricted stock plans. SFAS 123 defines a fair value-based method of accounting for compensation expense for stock-based plans and encourages all entities to adopt that method of accounting.

         Entities electing to remain with the accounting treatment outlined in APB Opinion No. 25, "Accounting for Stock Issued to Employees," are required to make pro forma disclosures of net income and net income per share as if the fair value based method had been adopted. The Company accounts for its stock-based compensation under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation costs for stock-based compensation been determined consistent with SFAS No. 123, the Company's net loss and loss per common share would have been adjusted to the following pro forma amounts for options and warrants issued during the periods shown below (in thousands, except per share data):

                                                             Six Months Ended         Fiscal Year Ended
                                                             March 31, 1996            March 31,1997
                                                             -----------------       -------------------
Net loss attributable to common stockholders:
  As reported                                                    $2,998                     $4,871
  Pro forma                                                       3,418                      5,633
Net loss per share
  As reported                                                      2.29                       1.45
  Pro forma                                                        2.62                       1.67

         The fair value of each option and warrant grant is estimated on the date of grant using an option pricing model with the following weighted average assumptions used for grants in fiscal 1996 and 1997: risk-free investment rate of

6.22 in 1996 and 6.37 in 1997, no expected dividends, expected life of ten years, and expected volatility of 53% in both years.


10.      STOCK CANCELLATION AND STOCK REPURCHASE AGREEMENT

         In May 1995, Search purchased from one of its directors 62,500 shares of Search's common stock for $18 per share, market value on that date. Simultaneously with the purchase, the director resigned from the Board. Search was also given an irrevocable proxy expiring in May 1997 to vote 101,515 shares of common stock held by a trust formed by the former director. These shares held by the trust and an additional 13,902 shares held by an individual retirement account of the former director were subject to a "put" to the Company in May 1997 for $18 per share, the market value at the date of the agreement. These shares are shown on the balance sheet outside of permanent equity at the redemption price. If these redeemable shares were excluded from net loss per share, the fiscal 1997, 1996 and 1995 loss per share would be $(1.49), $(2.48) and $(19.76), respectively. In May 1997, the Company repurchased all of the shares held by the trust and the director's retirement account for a total cash price of $2,078,000.


11.      RELATED PARTY TRANSACTIONS

         In April 1997, the Company commenced a private offering to accredited investors of up to $35 million of subordinated notes with warrants to purchase shares of common stock. Inter-Atlantic Securities Corp. ("Inter-Atlantic") is one of the placement agents for the offering. A director of Search is a senior partner of Inter-Atlantic. The Company has paid Inter-Atlantic a marketing fee of $60,000, and has and will continue to reimburse it for expenses it incurs, in connection with the offering. Pursuant to its agreement with Inter-Atlantic, if the offering is consummated, the Company will pay Inter-Atlantic a placement fee equal to 3% of the principal amount of subordinated notes sold. One-half of the fee will be paid in cash and one-half will be paid in subordinated notes with warrants.

         The Company also engaged Inter-Atlantic to act as its exclusive agent for raising senior debt in the form of warehousing lines of credit from securities firms during the fiscal year ended March 31, 1997. For such services, the Company has agreed to pay Inter-Atlantic a fee equal to .375% of the principal amount of such senior debt from firms contacted by Inter-Atlantic on the Company's behalf.

         In May 1996, the Company retained Alex. Brown & Sons, Incorporated ("Alex. Brown") to act as the Company's financial adviser for an initial term of one year. The agreement renews from year-to-year thereafter and provides for an annual retainer which is credited against compensation with respect to particular transactions. A director of Search is a Managing Director of Alex. Brown. The Company paid $288,000 to Alex. Brown in 1996.

         Alex. Brown has served as financial advisor to the Company in connection with the Company's proposed acquisition of MS Financial, Inc. The Company has agreed to pay Alex. Brown a fee of $175,000 upon consummation of such acquisition, and to pay Alex. Brown a fee of $50,000 for rendering its opinion regarding the fairness of the acquisition to the Company from a financial point of view. Alex. Brown also conducted a valuation of the securities issued by the Company in its acquisition of certain assets and liabilities of DACC. The Company agreed to pay Alex. Brown a $75,000 fee for this valuation analysis.

         In July 1996, the Company implemented a loan program for its directors and senior executive officers to finance the purchase of shares of common stock and 9%/7% convertible preferred stock in open market transactions. The loans are evidenced by promissory notes from the borrowers, bear interest at the prime rate, payable quarterly, and mature three years from the date made. The shares of stock purchased with the proceeds of the loans are pledged to the Company as security for the loans. The aggregate amount of these loans outstanding at March 31, 1997 was $1,212,255.

         Consulting fees of approximately $24,000 were paid to a former director for work relating to potential receivables portfolio purchases in fiscal 1997.

         Brean Murray & Co., Inc. ("BMCI") received a $200,000 success fee from Search on March 25, 1996, subsequent to confirmation of the Joint Plan. The Chairman of BMCI is a director of Search.

         Additional related party transactions are described in Notes 9 and 10.


12.      INCOME TAXES

         The Company does not have a provision for income tax expense for the year ended March 31, 1997 as its income is completely offset by the utilization of its net operating loss carry-forwards.

         The Company files a consolidated income tax return. The components of the Company's net deferred tax asset as of March 31, 1997 are as follows (in thousands):

                                          March 31,              March 31,
                                            1997                   1996
                                          ---------              ---------
Deferred tax asset:
-------------------
Allowance for credit losses &             $   1,711              $    1,260
   inventory reserve
Net operating loss carry-forwards            18,394                  13,000
Other tax credit carry-forwards                  90                      90
Accrued settlement costs                          -                     170
Valuation allowance                         (20,195)                (14,520)
                                          ---------              ----------
    Total deferred tax asset              $       -              $        -
                                          =========              ==========

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of taxable losses in the current and prior years and uncertainties for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and has fully offset the net deferred tax asset with a valuation allowance. Future changes in the valuation allowance will be recorded as a component of net income or loss on the statement of operations.

         At March 31, 1997, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $54,100,000 which will expire, if unused, in the following years (in thousands):

      Years of Expiration                   Amount
      -------------------                   ------
              2009                         $27,200
              2010                          16,320
              2011                           4,060
              2012                           6,520
                                           -------
              Total                        $54,100
                                           =======

         The debt-to-equity conversion effected pursuant to the Joint Plan resulted in approximately $8,709,000 of debt discharge income in 1996. Additionally, this debt-to-equity conversion resulted in an ownership change as defined under Section 382 of the Internal Revenue Code. This has resulted in a limitation on the utilization of the net operating losses incurred prior to March 31, 1996 of approximately $3,000,000 per year.

13.      COMMITMENTS

The Company commenced operation of six new leased consumer loan facilities during fiscal 1997 in Dallas, Texas, Baton Rouge, Louisiana, Atlanta, Georgia, Carolina, Puerto Rico, Bayamon, Puerto Rico, and Oklahoma City, Oklahoma. The leases on these facilities expire through 2002.

         In May 1997, the Company signed a 58-month lease for its new office headquarters located in Dallas, Texas. In April 1996, the Company signed a 60-month lease for approximately 6,000 square feet of space in Dallas, Texas to serve as the Company's collection center.

         Total operating lease commitments of the Company are as follows (in thousands):

                                                              Year Ending March 31,
                                  -------------------------------------------------------------------------------
                                    1998        1999      2000          2001            2002         Thereafter
                                  --------    --------   -------      --------        --------     --------------
Office leases                       $826        $839      $833          $803            $781           $563
Office equipment leases              139          77         9             -               -              -
                                    ----        ----      ----          ----            ----           ----
Total operating leases              $965        $916      $842          $803            $781           $563
                                    ====        ====      ====          ====            ====           ====

         In addition to the operating leases, the Company has one capitalized lease with payments of $81,000 per year through 1998 and $67,000 in 1999.


14.      CHANGE IN FISCAL YEAR

         In 1996, the Company changed its fiscal year end to March 31. The following table reflects the unaudited comparable period of fiscal 1995 (in thousands except share data):

                                                         Six months ended
                                                          March 31, 1995
                                                         -----------------
Interest revenue                                           $  8,694
Interest expense                                              6,437
                                                           --------
Net interest income                                           2,257
Provision for credit losses                                   5,337
                                                           --------
Net interest loss after provision for credit losses           3,080
Operating expenses                                            7,221
                                                           --------
Net loss                                                     10,301
Preferred stock dividends                                       120
                                                           --------
Net loss attributable to common shareholders               $ 10,421
                                                           ========

Net loss per common share                                  $   8.96
                                                           ========
Weighted average number of common shares                      1,162
                                                           ========

         The adjustments to the March 31, 1995 interim financial statement consist of only normal recurring adjustments.


15.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions significantly affect the estimates and, as such, the derived fair value may not be indicative of the value negotiated in an actual sale and may not be comparable to that reported by other companies.

         In addition, the fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Fair value estimates for significant financial instruments are set forth below (in thousands):

                                           Carrying          Estimated
                                            value           fair value
                                           --------         ----------
         March 31, 1997
             Net contracts receivable      $51,689           $49,621
                                           =======           =======
         March 31, 1996
             Net contracts receivable      $30,651           $26,360
                                           =======           =======


16.      SETTLEMENT OF O'SHEA CLASS ACTION LAWSUIT

         On July 7, 1994, a class action civil lawsuit was filed against Search, certain of its officers and directors, one of its former accounting firms and the lead underwriter and one of its principals involved in the issuance of Search's common stock. This action was filed in the United States District Court for the Northern District of Texas, Dallas Division, and was styled Ellen O'Shea, et al v. Search Capital Group, Inc., et al. In July 1994, similar actions styled John R. Boyd, Jr., et al. v. Search Capital Group, Inc., et al, and Gary Odom v. Search Capital Group, Inc., et al, were also filed.
The above cases were consolidated in September 1994 (the "O'Shea Class Action Suit").

         The O'Shea Class Action Suit was filed on behalf of all purchasers of Search's common stock during the period beginning December 10, 1993 and ending through July 5, 1994, which was the date that Search made a public announcement regarding lower earnings. The O'Shea Class Action Suit contended that Search made misstatements in its registration statements concerning the Company's computerized system, accounting methodologies used by the Company, collectibility of its receivables and repossession rates of autos that secured its receivables. The plaintiffs also complained of allegedly false public filings, press releases and reports issued during 1994. The plaintiffs sought damages, rescission, punitive damages, pre-judgment interest, fees, costs, equitable relief and or injunctive relief and such other relief as the court deemed just and proper.

         In April 1996, the court entered a Final Judgment and Order of Dismissal approving a settlement (the "Settlement") entered into between Search and counsel for the plaintiffs. The Settlement provided for a cash payment by Search of $287,000 and the issuance by Search of its common stock with a value of $2,613,000. As a result of the Settlement, Search issued 84,619 shares of its common stock and is committed to issue an additional 146,381 shares of its common stock.


17.      LEGAL PROCEEDINGS

         The Company and ACAC are defendants in a pending civil action filed in the 153rd Judicial District Court, Tarrant County, Texas, styled Autostar Solutions, Inc. v. Tim Clothier and Automobile Credit Acceptance Corp., Cause No. 153-144940. The plaintiff in this action alleges the existence of a partnership between the plaintiff and another defendant and seeks damages, actual and exemplary, and an injunction for alleged conversion and misappropriation of certain property, including computer programs, allegedly owned by the plaintiff. In the petition, the plaintiff alleges that ACAC wrongfully assisted its co-defendant and tortiuously interfered with the plaintiff's contracts and business and has claimed, as actual damages, $680,000. The Company believes that these allegations are without merit and intends to vigorously defend itself at trial, which is now scheduled in July 1997. No opinion can be given as to the final outcome of this lawsuit.

         The Company and certain of its former officers and directors are defendants in a case styled Janice and Warren Bowe, et. al. vs. Search Capital Group, Inc., et. al., Cause No. 1:95CV 649GR, filed in the Federal District Court for the Southern District of Mississippi. The plaintiffs, who are former holders of notes issued by three of the Fund Subsidiaries, allege violations of the securities laws by the defendants and seeks unspecified damages, rescission, punitive damages and other relief. The plaintiffs also seek establishment of a class of plaintiffs consisting of all persons who purchased notes issued by the three Fund Subsidiaries. Although no assurances can be given, the Company believes it has meritorious defenses to this action and will defend itself vigorously. The Company has been party to certain settlement negotiations with discussions of amounts payable by the Company ranging from reimbursements of expenses to $1,700,000 in cash and stock. However, as of May 23, 1997, negotiations have been suspended with no scheduled resumption. While the ultimate outcome of this litigation cannot be determined, management has established a reserve of $500,000 for expenses and losses from this litigation.

         There are presently no other legal proceedings, threatened or pending, relating to the Company which would, in the opinion of management, have a material impact on earnings or the financial condition of the Company.


18.      MERGER AGREEMENT

         Search has entered into an Agreement and Plan of Merger dated as of February 7, 1997 (the "Merger Agreement") with MS Financial, Inc. ("MS") pursuant to which a wholly-owned subsidiary of Search will merge into MS (the "Merger"), resulting in MS becoming a wholly-owned subsidiary of Search. Pursuant to the Merger, each outstanding share of common stock of MS will be converted at the effective time of the Merger into the right to receive a fraction (the "Exchange Ratio") of a share of Search common stock determined by reference to the average price per share of the Search common stock for the 10-day trading period ending on the fifth business day prior to the special meeting of stockholders of MS at which the Merger Agreement will be considered for adoption (the "Average Trading Price"). The Exchange Ratio will equal $2.00 (the "Per Share Amount") divided by the Average Trading Price, subject to a maximum of .46 and a minimum of .34. The Per Share Amount and the maximum and minimum Exchange Ratios are subject to downward adjustment in certain circumstances.

         The Merger is subject to customary conditions, including stockholder approval and the finalization of acceptable arrangements with MS' lenders. Approval of the Merger by MS' stockholders requires the affirmative vote of a majority of the outstanding shares of common stock of MS. Pursuant to a Stockholders Agreement dated as of February 7, 1997, MS' principal stockholders, which together own approximately 77% of MS' outstanding common stock, have agreed to vote their shares in favor of the Merger.

         If the Merger Agreement is terminated under certain conditions, MS may be obligated to pay the Company a fee of $700,000. Further, the Merger Agreement calls for a monthly fee of $100,000 payable by MS to the Company for operational assistance to MS between February 7, 1997 and the consummation of the Merger. Such operational assistance fee is to be applied against the termination fee described above, if applicable. If the Merger Agreement is terminated under other conditions, Search may be obligated to pay MS a fee of $250,000. For the year ended December 31, 1996, MS reported interest income of $14,909,000, a net loss of $22,014,000 and a net loss per share of $2.11.


19.      SUBSEQUENT EVENTS

         In April 1997, the Company commenced a private offering to accredited investors of up to $35 million of seven-year senior subordinated notes with warrants to purchase shares of Search's common stock. Additionally, the Company has signed a letter of intent to obtain a $100,000,000 warehouse line of credit with an investment banking firm. In addition to the $100,000,000 warehouse line of credit, the Company is also negotiating a $4,000,000 short-term line of credit with the same investment banking firm.

20.      NONCASH ACTIVITIES

         During the 12 months ended March 31, 1997, the Company issued a $5,000,000 note payable in connection with the purchase of stock from HFG. Additionally, the Company had an increase in the valuation adjustment for inventory of $855,000, a decrease of $1,238,000 and an increase of $1,809,000 for the year ended March 31, 1997, six months ended March 31, 1996 and the year ended September 30, 1995, respectively. On April 2, 1996, HFG converted $2,283,000 in loans into 312,500 shares of common stock. During the year ended March 31, 1997, the Company acquired substantially all of the assets of DACC and USLC in stock transactions, for which the Company received cash, receivables, fixed assets and assumed certain liabilities (Note 4). Additionally, Alex. Brown converted fees owed for investment banking services into common stock during the year ended March 31, 1997.

                                                                         ANNEX F


     FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

         (a)     FINANCIAL STATEMENTS OF BUSINESSES ACQUIRED.


                       INDEX TO FINANCIAL STATEMENTS FOR
                         DEALERS ALLIANCE CREDIT CORP.

                                                                                                                     Page
                                                                                                                     ----
Financial Statements for the three-month period ended
March 31, 1996 and year ended December 31, 1995

         Independent auditors' report                                                                                 F-1

         Statements of financial condition                                                                            F-2

         Statements of operations                                                                                     F-3

         Statements of common stockholders' deficit                                                                   F-4

         Statements of cash flows                                                                                     F-5

         Notes to financial statements                                                                                F-6

Financial Statements for the year ended December 31, 1994 and for the period from July 16, 1993 (date of incorporation) to December 31, 1993

         Independent auditors' report                                                                                F-20

         Statements of financial condition                                                                           F-21

         Statements of operations                                                                                    F-22

         Statements of common shareholders' deficit                                                                  F-23

         Statements of cash flows                                                                                    F-24

         Notes to financial statements                                                                               F-25

Financial Statements for the three-month period ended June 30, 1996

         Statement of financial condition                                                                            F-32

         Statement of operations                                                                                     F-33

         Statement  of cash flows                                                                                    F-34

                        [BDO SEIDMAN, LLP LETTERHEAD]



INDEPENDENT AUDITORS' REPORT


Board of Directors
Dealers Alliance Credit Corp.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Dealers Alliance Credit Corp. as of March 31, 1996 and December 31, 1995, and the related statements of operations, common stockholders' deficit, and cash flows for the three months ended March 31, 1996 and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dealers Alliance Credit Corp. as of March 31, 1996 and December 31, 1995, and the results of its operations and its cash flows for the three months ended March 31, 1996 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations, negative capital position and notices of default from its principal lenders raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Atlanta, Georgia
May 21, 1996, except for Note 7         /s/ BDO SEIDMAN, LLP
  which is as of May 24, 1996

                                                   DEALERS ALLIANCE CREDIT CORP.
                                               STATEMENTS OF FINANCIAL CONDITION

================================================================================

                                                                                     MARCH 31,       December 31,
                                                                                          1996               1995
-----------------------------------------------------------------------------------------------------------------
ASSETS

Net finance receivables (Note 3)                                                 $ 35,125,860        $ 33,686,474
Allowance for credit losses (Note 3)                                              (13,450,000)        (14,506,538)
-----------------------------------------------------------------------------------------------------------------
                                                                                   21,675,860          19,179,936

Cash and cash equivalents                                                             368,767             325,678
Repossessed collateral                                                                437,804             569,556
Furniture and equipment, net                                                          248,940             228,570
Prepaid rent (Note 6)                                                                 272,167             327,750
Other assets (Note 6)                                                                 647,889             711,832
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $ 23,651,427        $ 21,343,322
=================================================================================================================

LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT

LIABILITIES
         Revolving credit agreement advances (Note 4)                            $ 19,250,000        $ 16,850,000
         Accounts payable and accrued expenses                                      1,138,330           1,001,815
         Due to related party (Note 11)                                                19,399              60,111
         Senior subordinated notes payable, net (Note 8)                            3,486,991           3,460,872
-----------------------------------------------------------------------------------------------------------------
                                                                                   23,894,720          21,372,798

WARRANTS (Note 8)                                                                     563,767             521,945

REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK,
         $0.01 par value; 200,000 share authorized, 176,313 and
         177,630 shares issued and outstanding, net of $24,645 note
         receivable from stockholder (Notes 9 and 11)                               8,752,971           8,674,880

COMMON STOCKHOLDERS' DEFICIT (Notes 10 and 11)
         Common stock, $0.01 par value; 250,000
                 shares authorized, 9,402 shares issued and outstanding                    94                  94
         Additional paid-in capital                                                         -              82,893
         Note receivable from stockholder                                             (25,000)            (25,000)
         Accumulated deficit                                                       (9,535,125)         (9,284,288)
-----------------------------------------------------------------------------------------------------------------
Total common stockholders' deficit                                                 (9,560,031)         (9,226,301)
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT                               $ 23,651,427        $ 21,343,322
=================================================================================================================

                                 See accompanying notes to financial statements.

                                                   DEALERS ALLIANCE CREDIT CORP.
                                                        STATEMENTS OF OPERATIONS

================================================================================

                                                                                THREE MONTHS                      Year
                                                                                       ENDED                     ended
                                                                              MARCH 31, 1996         December 31, 1995
----------------------------------------------------------------------------------------------------------------------
NET FINANCE REVENUES
         Interest income on finance contracts                                    $1,908,371                $ 5,638,347
         Ancillary and other operating income                                       140,062                    326,193
----------------------------------------------------------------------------------------------------------------------
Net finance revenues                                                              2,048,433                  5,964,540
----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE, NET
         Interest expense                                                           699,337                  1,342,363
         Interest income                                                             (9,666)                   (21,048)
----------------------------------------------------------------------------------------------------------------------
Total interest expense, net                                                         689,671                  1,321,315
----------------------------------------------------------------------------------------------------------------------
Finance income before provision for credit losses                                 1,358,762                  4,643,225

Provision for credit losses                                                               -                 (7,415,113)
----------------------------------------------------------------------------------------------------------------------
Net finance income (loss)                                                         1,358,762                 (2,771,888)
----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
         Employee compensation and related expenses                                 961,881                  2,909,563
         General and administrative                                                 390,749                    965,659
         Consulting and professional fees                                           219,950                    980,117
----------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                          1,572,580                  4,855,339
----------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                         $ (213,818)               $(7,627,227)
======================================================================================================================

       Interim results are not necessarily indicative of the results that may be expected for the entire year.

                                 See accompanying notes to financial statements.

                                                   DEALERS ALLIANCE CREDIT CORP.
                                      STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT
                                               THREE MONTHS ENDED MARCH 31, 1996
                                                AND YEAR ENDED DECEMBER 31, 1995

================================================================================


                                                                            Note                               Total
                                    Common Stock      Additional      receivable                              common
                                 ------------------      paid-in            from      Accumulated      stockholders'
                                 Shares      Amount      capital     stockholder          deficit            deficit
--------------------------------------------------------------------------------------------------------------------
BALANCE,
  at December 31, 1994            9,402         $94    $ 330,574       $ (25,000)     $(1,657,061)       $(1,351,393)

  Compensatory
    common stock options              -           -       39,450               -                -             39,450

  Preferred stock dividend            -           -     (219,172)              -                -           (219,172)

  Preferred stock accretion           -           -      (48,910)              -                -            (48,910)

  Warrant accretion                   -           -      (19,049)              -                -            (19,049)

  Net loss                            -           -            -               -       (7,627,227)        (7,627,227)
--------------------------------------------------------------------------------------------------------------------
BALANCE,
  at December 31, 1995            9,402          94       82,893         (25,000)      (9,284,288)        (9,226,301)

  Preferred stock dividend            -           -      (66,280)              -                -            (66,280)

  Preferred stock accretion           -           -      (11,810)              -                -            (11,810)

  Warrant accretion                   -           -       (4,803)              -          (37,019)           (41,822)

  Net loss                            -           -            -               -         (213,818)          (213,818)
--------------------------------------------------------------------------------------------------------------------
BALANCE,
  at March 31, 1996               9,402         $94    $       -       $ (25,000)     $(9,535,125)       $(9,560,031)
====================================================================================================================

Interim results are not necessarily indicative of the results that may be expected for the entire year.

                                 See accompanying notes to financial statements.

                                                   DEALERS ALLIANCE CREDIT CORP.
                                                        STATEMENTS OF CASH FLOWS

================================================================================

                                                                              THREE MONTHS                 Year
                                                                                     ENDED                ended
                                                                            MARCH 31, 1996    December 31, 1995
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
         Net loss                                                             $  (213,818)         $ (7,627,227)
         Adjustments:
                 Provision for credit losses                                            -             7,415,113
                 Depreciation and amortization                                     21,568                80,970
                 Amortization of debt discount and organization fees               62,917               222,212
                 Compensatory stock options issued to related party                     -                39,450
                 Changes in assets and liabilities:
                          Repossessed collateral                                  131,752              (511,493)
                          Other assets                                             35,321            (1,213,368)
                          Accounts payable and acrued expenses                    136,517               835,542
                          Due to related party                                    (40,712)               48,254
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities                                   133,545              (710,547)
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
         Purchases of installment contracts receivable                         (4,966,659)          (27,358,521)
         Payments received on installment contracts receivable                  2,514,695             3,729,126
         Purchases of equipment                                                   (41,995)             (129,685)
         Proceeds from sale of assets                                               3,505                     -
---------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                              (2,490,454)          (23,759,080)
---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
         Revolving credit agreement advances                                    2,400,000            16,850,000
         Subordinated debt issuance                                                     -             4,000,000
         Issuance of preferred stock                                                    -             2,972,832
---------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                           2,400,000            23,822,832
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               43,091              (646,795)
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS at beginning of period                                  325,678               972,473
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS at end of period                                    $   368,767          $    325,678
===============================================================================================================
NON-CASH ACTIVITIES
         Accretion of put value of warrants                                   $    41,822          $     19,049
         Accretion of value of preferred stock                                     11,810                48,910
         Preferred stock dividend                                                  66,280               219,172

             Interim cash flows are not necessarily indicative of the cash flows that may be expected for the entire year.

                                 See accompanying notes to financial statements.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

1.       SUMMARY OF SIGNIFICANT     BUSINESS DESCRIPTION
         ACCOUNTING POLICIES
                                    Dealers Alliance Credit Corp. (the
                                    "Company"), is a specialized indirect
                                    consumer finance company engaged in
                                    financing the purchase of used automobiles by purchasing retail installment sales contracts ("Installment Contracts") primarily from independent used automobile dealers. The Company was incorporated in the state of Delaware on July 16, 1993.

                                    USE OF ESTIMATES

                                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    NON-REFUNDABLE ACQUISITION DISCOUNT

                                    Generally, Installment Contracts are
                                    purchased from dealers at non-refundable acquisition discounts ("Discount") from the principal amounts financed by the borrowers. Prior to January 1, 1996 when an Installment Contract was purchased, the Company allocated to the allowance for credit losses the portion of the Discount deemed necessary to absorb estimated future credit losses for the Installment Contract portfolio. Any remaining amount was deferred as unearned acquisition discount and was amortized to interest income using the interest method over the term of the Installment Contract. The entire Discount related to Installment Contracts purchased subsequent to December 31, 1995 has been allocated to the Allowance for Credit Losses, and no discount revenue recognized.

                                    REVENUE RECOGNITION

                                    Each installment contract requires the
                                    customer to make monthly payments over a fixed term. The difference between the total amount of contractual payments and the principal amount financed represents unearned finance charges. Unearned finance charges are amortized and recorded as interest income using the interest method over the term and at the interest rate stated in the Installment Contract. When an Installment Contract becomes 61 or more days past due or the customer becomes the subject of a bankruptcy proceeding, income recognition is suspended until the Installment Contract is restored to a current status.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     The Company derives income from product
                                     warranties sold by a third party that are financed under the Installment Contracts (ancillary income). That income is deferred and recorded as unearned ancillary income and amortized to revenue using the sum-of-the-digits method, which approximates the results of the interest method, over the terms of the underlying warranty contracts.

                                     Other operating income, which includes
                                     late charges and deferral fees charged to customers, is recognized as collected.

                                     ALLOWANCE FOR CREDIT LOSSES

                                     Allowance for credit losses is established through an allocation at the acquisition date of the Discount based upon management's estimate of future credit losses. Commencing January 1, 1996, the entire discount has been allocated to the allowance account. Management periodically evaluates the adequacy of the allowance for credit losses by reviewing credit loss experience, delinquencies, the value of the collateral and general economic conditions.

                                     If the allowance for credit losses is
                                     insufficient in comparison to the amount management believes necessary to absorb potential losses in the Installment Contract portfolio, the Company first transfers amounts from the unearned acquisition discount, to the extent available, and then, if necessary, a provision for credit losses is charged against earnings.

                                     An Installment Contract is charged to the allowance for credit losses at the earliest of the time when the automobile securing the Installment Contract is repossessed, the payment under the Installment Contract is 180 days or more past due, or the Installment Contract is otherwise deemed to be uncollectible.

                                     REPOSSESSED AUTOMOBILES

                                     A repossessed automobile is recorded at
                                     its estimated realizable value less
                                     estimated costs of disposition. The
                                     Company commences repossession against the automobile securing a delinquent account when it determines that additional collection efforts are not likely to be successful. Generally, repossession occurs when a borrower becomes 60 days delinquent on an Installment Contract. Upon repossession, the amount due under an Installment Contract, net of the related unearned acquisition discount, if any, is reduced to the estimated realizable value of the automobile less estimated costs of disposition through a charge to the allowance for credit losses.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     DEFERRED CONTRACT ACQUISITION COSTS

                                     The Company defers costs directly
                                     associated with the acquisition of
                                     Installment Contracts such as the fees,
                                     commission and dealers incentives and
                                     amortizes such costs using the interest
                                     method as a reduction of interest income over the term of the Installment Contracts.

                                     CASH AND CASH EQUIVALENTS

                                     Cash and cash equivalents include liquid investments with original maturities of three months or less.

                                     FURNITURE AND EQUIPMENT

                                     Furniture and equipment are recorded at
                                     cost and are depreciated over their
                                     estimated useful lives, ranging from 4 to 6 years, using the straight-line method. Accumulated depreciation at March 31, 1996 and December 31, 1995 was $75,699 and $57,579, respectively.

                                     DEFERRED LOAN COSTS

                                     Commitment, placement and other fees and expenses incurred in connection with the Company's Revolving Credit Agreement and Subordinated Debt are deferred, as other assets, and amortized under the sum-of-the-years digits method to interest expense over the terms of the related agreements.

                                     INCOME TAXES

                                     The Company records income taxes in
                                     accordance with Statement of Financial
                                     Accounting Standards ("SFAS") No. 109,
                                     "Accounting for Income Taxes". Deferred taxes are recorded based upon temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides a valuation allowance for deferred tax assets when they determine it is more likely than not that the benefits from such deferred tax assets will not be realized.


2.       FUTURE PROSPECTS            The Company's financial statements for the
                                     three months ended March 31, 1996 and for the year ended December 31, 1995 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The
                                     Company incurred net losses of $213,818
                                     for the three months ended March 31, 1996 and $7,627,227 for the year ended

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     December 31, 1995 resulting in an
                                     accumulated deficit of $9,535,125 and
                                     $9,284,288 at March 31, 1996 and December
                                     31, 1995, respectively.  During 1996, the
                                     Company's principal lenders notified the
                                     Company that the Company was in default of certain financial convenants of the loan agreement and subordinated note agreements. In these circumstances, the outstanding borrowings become immediately due and payable upon notification of the lenders. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are discussed below. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                     In early March 1996 Company determined
                                     that its portfolio of installment
                                     contracts was not performing as had been previously estimated and, consequently, a significant provision for credit losses and resulting addition to the allowance for credit losses was required as of and for the period ended December 31, 1995.
                                     The Company immediately informed its senior revolving credit lenders ("Senior
                                     Lenders") and subordinated debt lenders
                                     ("Subdebt Lenders") of its determination and that, as a consequence, the Company would be in default on a number of covenants contained in the revolving credit agreement with the Senior Lenders ("Senior Loan") and subordinated note agreement with the Subdebt Lenders ("Subordinated Loan"). On March 19, 1996 the Senior Lenders notified Company that events of default had occurred under the Senior Loan and that Company would not be permitted to make any additional borrowings thereunder. On March 22, 1996 the Subdebt Lenders notified Company than events of default had occurred under the Subordinated Loan.

                                     Neither the Senior Lenders nor the Subdebt
                                     Lenders have demanded payment in full or accelerated the maturity of those debts. However, the Senior Loan expired by its terms on May 1, 1996 and in accordance with an agreement with the Senior Lenders the Subdebt Lenders cannot currently accelerate the Subordinated Loan. The Senior Lenders have informed Company that they will not renew the Senior Loan; however, for an unspecified period of time they will permit Company to use most of its cash collections from its loan portfolio to operate its business less interest payments.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     On April 2, 1996 Company retained two
                                     investment banking firms to aid and assist its efforts to recapitalize the Company through direct investment, sale or merger. Although the effort to recapitalize is continuing and the Senior Lenders are permitting the Company to operate, no assurance can be given that Company will be successful in recapitalizing or that the Senior Lenders will not accelerate the Senior Debt and foreclose on the portfolio collateral prior to the time that any recapitalization is completed.

3.       NET RECEIVABLES             Generally, the Company's Installment
                                     Contracts have terms of 24 to 36 months.
                                     The net finance receivables balance
                                     consisted of the following:

                                                                                   MARCH 31,      December 31,
                                                                                        1996              1995
                                     --------------------------------------------------------------------------
                                     Contractual payments due                   $ 46,371,288       $ 44,900,063
                                     Unearned finance charges                    (11,328,861)       (11,278,054)
                                     --------------------------------------------------------------------------

                                     Contractual principal balance                35,042,427         33,622,009
                                     Unearned ancillary income                       (84,662)           (93,358)
                                     Deferred contract acquisition
                                        costs, net                                   168,095            157,823
                                     --------------------------------------------------------------------------

                                     Net finance receivables                    $ 35,125,860       $ 33,686,474
                                     ==========================================================================

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     Activity in the unearned contract
                                     acquisition discount and allowance for
                                     credit losses accounts for the three
                                     months ended March 31, 1996 and the year ended December 31, 1995 was as follows:

                                                                                   MARCH 31,       December 31,
                                                                                        1996               1995
                                     --------------------------------------------------------------------------
                                     UNEARNED CONTRACT ACQUISITION
                                        DISCOUNT
                                        Balance - beginning of period            $        -        $    507,783
                                        Discounts allocated to
                                              unearned acquisition                        -
                                              discount                                                1,968,292
                                        Amortized to interest income                      -            (546,402)
                                        Transferred to allowance for                      -
                                              credit losses                                          (1,376,787)
                                        Related to charge-offs, net                       -            (552,886)
                                     --------------------------------------------------------------------------
                                     Balance - end of period                     $        -        $          -
                                     ==========================================================================

                                                                                   MARCH 31,       December 31,
                                                                                        1996               1995
                                     --------------------------------------------------------------------------
                                     ALLOWANCE FOR CREDIT LOSSES
                                        Balance - beginning of period            $14,506,538       $    598,120
                                        Discounts allocated to
                                              allowance for credit losses          2,185,597          9,383,810
                                        Transferred from unearned
                                              acquisition         discount                 -          1,376,787
                                        Provision for credit losses                        -          7,415,113
                                        Charge-offs                               (3,273,975)        (4,283,206)
                                        Recoveries                                    31,840             15,914
                                     --------------------------------------------------------------------------
                                     Balance - end of period                     $13,450,000       $ 14,506,538
                                     ==========================================================================

                                     The Company's exposure to credit loss in the event of non-performance by the customer is represented by the amount of the Installment Contract less the acquisition discount. At March 31, 1996 approximately 32%, 24% and 14%, of the Company's Installment Contracts were purchased from dealers located in Tennessee, Georgia and Texas, respectively.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

4.       REVOLVING CREDIT            At March 31, 1996 the Company had a $35
         AGREEMENT                   million revolving credit agreement
                                     ("Revolving Credit Agreement"), which was in default, with three banks, which expired on May 1, 1996. The Company's obligations under the Revolving Credit
                                     Agreement are secured by substantially all of the Company's assets. Borrowings under the Revolving Credit Agreement were $19.25 million and $16.85 million at March 31, 1996 and December 31, 1995, respectively.
                                     Interest on the borrowings under the
                                     Revolving Credit Agreement is payable
                                     monthly based upon the referenced prime
                                     rate (which was 8.25% at March 31, 1996) plus 2% per annum. For the three months ended March 31, 1996 interest expense amounted to $470,600 and consisted of interest on advances (weighted average interest rate of 10.25%) under the Revolving Credit Agreement, amortization of the Revolving Credit Agreement fees and expenses. For the year ended December 31, 1995 interest expense amounted to $975,340 and consisted of interest on advances
                                     (weighted average interest rate of 11.5%) under the Revolving Credit Agreement, amortization of the Revolving Credit
                                     Agreement fees and expenses, and
                                     amortization of the cost of an option to purchase an interest rate protection agreement.

                                     The Revolving Credit Agreement requires
                                     the Company to maintain specified
                                     financial ratios and to comply with other covenants. At March 31, 1996 the Company was in default under this agreement due to failure to maintain these agreed upon covenants, including the minimum interest coverage ratio, minimum tangible net worth and the ratio of charge-offs to average net finance receivables.


5.       INCOME TAXES                The Company has incurred net operating
                                     losses since its inception in 1993 and,
                                     accordingly, no provision for income taxes for the three months ended March 31, 1996 or for the year ended December 31, 1995
                                     has been recorded.

                                     Net operating loss carryovers, which
                                     aggregate approximately $4,345,000 at
                                     March 31, 1996, are available to reduce
                                     future federal and state income taxes and expire through December 31, 2010.

                                     Deferred taxes reflect the net tax effect of temporary differences between the financial reporting bases of assets and liabilities and the amounts applicable for income tax purposes.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     The Company's net deferred tax assets were as follows:

                                                                                   MARCH 31,       December 31,
                                                                                        1996               1995
                                     --------------------------------------------------------------------------
                                     Deferred tax asset:
                                        Pre-operating expenses                   $    80,000        $    87,000
                                        Allowance for credit losses                1,718,000          2,348,000
                                        Net operating loss carryover               1,520,000            812,000
                                     --------------------------------------------------------------------------

                                                                                   3,318,000          3,247,000
                                     Less valuation allowance                     (3,318,000)        (3,247,000)
                                     --------------------------------------------------------------------------

                                     Net deferred tax asset                      $         -        $         -
                                     ==========================================================================

6.       LEASES AND OTHER            OFFICE FACILITY AND EQUIPMENT LEASES
         COMMITMENTS
                                     The Company rents its office under a
                                     non-cancellable lease agreement which
                                     terminates in September 2002 and provides the Company with options, subject to certain conditions, to lease additional space in 1996 and 1997. The new lease requires the Company to reimburse the landlord for increases over the base year amounts for certain expenses, such as real estate taxes, utilities and maintenance.
                                     Upon executing the lease in August 1995
                                     the Company was required to fund $364,000
                                     of future rental payments and $150,000
                                     representing a security deposit.  The
                                     unamortized portion of the future rental payments and the security deposit are included in "prepaid rent" and "other assets" at March 31, 1996 and December 31,
                                     1995. The rental prepayment will reduce
                                     future rental payments through March 1997.
                                     Some of the Company's office equipment is subject to operating leases. The aggregate rent expense for the office facility and equipment leases was $58,900 for the three months ended March 31, 1996 and $74,200 for the year ended December 31, 1995.

                                     DATA PROCESSING AGREEMENT

                                     The Company entered into a five-year
                                     contract, which expires in June 1999, to receive data processing services. The contract requires minimum monthly fees for services rendered.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     At March 31, 1996, future minimum payments for non-cancellable leases, including the new office lease, and data processing services were as follows:

                                                                                                            Data
                                                                                        Leases        Processing
                                     ---------------------------------------------------------------------------
                                     Year ending March 31, 1997                     $  128,000          $218,000
                                     Year ending March 31, 1998                        383,400           180,000
                                     Year ending March 31, 1999                        360,200           180,000
                                     Year ending March 31, 2000                        292,300            45,000
                                     Year ending March 31, 2001                        287,700                 -
                                     Thereafter                                        424,500                 -
                                     ---------------------------------------------------------------------------

                                     Total                                          $1,876,100          $623,000
                                     ===========================================================================

7.       CONTINGENCIES               Subsequent to March 31, 1996, the
                                     employment by the Company of its then
                                     president and then chief financial officer was terminated. Each believes they were dismissed without cause. The Company has been notified by counsel representing these two former employees that legal action may be initiated against the Company for, among other things, severance payments, recommendations and release of non-compete agreements.


8.       SUBORDINATED DEBT           During 1995, the Company issued $4 million
         AND WARRANTS                of subordinated debt, which is
                                     subordinated to the Company's Revolving
                                     Credit Agreement and bears interest at 10% per annum, payable quarterly. The first issue of $2.5 million occurred on October
                                     16, 1995 and the remaining $1.5 million was issued on December 20, 1995. The
                                     Subordinated Debt matures October 16, 2000, unless repayment is required by redemption of the Preferred Stock or the completion of an initial public offering.

                                     In connection with the issuance of the
                                     Subordinated Debt the lenders were issued warrant ("Warrants") to purchase 18,467 shares of the Company's Common Stock for an exercise price of $0.01 per share. These Warrant are exercisable immediately and expire in 10 years. If the Warrants are outstanding on November 1, 1998, unless the repurchase feature is otherwise accelerated, the Warrant holders have the right, under certain conditions, to require the Company to repurchase the Warrants at a price per share determined by dividing

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     the largest of: (i) the Company's then fair value, (ii) 12 times the Company's net income for the last 4 quarters or (iii) $14 million divided by the number of fully-diluted shares of common stock and common stock equivalents then outstanding.

                                     Upon issuance, the $554,139 fair value of the Warrants was recorded as original issue discount. The Company incurred costs aggregating $369,894 in connection with the Subordinated Debt. Those costs, which are included in other assets, and the original issue discount are amortized as interest expense over the term of the Subordinated Debt using the interest method. For the three months ended March 31, 1996 interest expense for the subordinated debt was $101,111 and for the year ended December 31, 1995 interest expense was $64,085. The Warrant is being accreted over a 36 month period to an estimated repurchase value of $995,925 through a charge against net income available for common stockholders.

                                     Subordinated debt consisted of the
                                     following:

                                                                                   MARCH 31,       December 31,
                                                                                        1996               1995
                                     --------------------------------------------------------------------------
                                     Principal outstanding                        $4,000,000         $4,000,000
                                     Less:
                                        Original issue discount, net of
                                          accumulated amortization                  (513,009)          (539,128)
                                     --------------------------------------------------------------------------
                                                                                  $3,486,991         $3,460,872
                                     ==========================================================================

9.       REDEEMABLE SERIES A         The Company has authorized 200,000 shares
         CONVERTIBLE PREFERRED       of Series A Convertible Preferred Stock
         STOCK                       ("Preferred Stock"), par value $.01 per
                                     share. Holders of the Preferred Stock are entitled to cumulative annual stock dividends of 3% on December 30 of each year. In December 1993, the Company received commitments to buy 110,000 shares
                                     (gross proceeds of $5.5 million) of its
                                     Preferred Stock, 60% of which was purchased in December 1993 with the remaining 40% purchased in September 1994. The December
                                     1993 closing resulted in the issuance of 66,000 shares of Preferred Stock with proceeds, net of offering costs, of approximately $3,120,000. The September
                                     1994 closing resulted in the issuance of 44,000 shares of Preferred Stock, with net proceeds of approximately $2,196,000.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     On January 25, 1995 the Company's Board of
                                     Directors approved an offering of 60,000 shares of Preferred Stock at $50 per share to current holders of the Company's Preferred and Common Stock. The offering ("Rights Offering") resulted in the Company receiving commitments to purchase the entire 60,000 shares of Preferred Stock offered. The terms of the offering provided for two closings. The initial closing in May 1995 resulted in the issuance of 30,000 shares of Preferred Stock (net proceeds of $1,480,780). The second closing was on July 24, 1995 and an additional 30,000 shares of Preferred Stock (gross proceeds of $1,500,000) were issued.

                                     Each share of Preferred Stock may be
                                     converted into 1 share of Common Stock at any time at the option of the holder. Conversion into Common Stock is mandatory in the event of a qualified initial public offering of the Company's Common Stock, as defined ("IPO").

                                     If an IPO does not occur before December
                                     1, 1998, each holder of Preferred Stock
                                     may require the Company to redeem its
                                     Preferred Stock at the greater of the
                                     Common Stock's per share fair market value
                                     or its liquidation preference. Redemption
                                     is mandatory on November 30, 1999 at the
                                     greater of the Common Stock's per share
                                     fair market value on September 1, 1999 or
                                     its liquidation preference.   The
                                     liquidation preference aggregated
                                     $8,903,600 at March 31, 1996 and
                                     $8,837,300 at December 31, 1995. For
                                     financial accounting purposes, the
                                     Preferred Stock is accreted to the greater of its liquidation preference ($50 per share) or the Common Stock's per share fair market value. Management believes the fair market value of its Common Stock was $50 per share at December 31, 1995 and December 31, 1994. For financial accounting purposes, the dividends were valued at $50 per share and were charged to additional paid-in capital, to the extent available, and then to accumulated deficit.

                                     Holders of Preferred Stock are entitled to one vote per share on all stockholder matters. The Company's Shareholders Agreement provides that all stockholders vote for an eight member Board of Directors comprised of four nominees of the majority Common Stockholder (see Related Party Transactions), one nominee of a specified Preferred Stock holder group, two nominees of the stockholders other than majority Common Stockholder and one nominee who is the Company's chief executive officers. The Shareholders Agreement terminates upon completion of an IPO.

                                     The Preferred Stock ranks senior to the
                                     Common Stock with respect to

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     dividends and liquidation rights.

                                     The provisions of the Revolving Credit
                                     Agreement prohibit the payment of
                                     dividends in cash or property, other than stock dividends on the Preferred Stock.

10.      OPTIONS TO PURCHASE         On May 1, 1995, the options to purchase
         COMMON STOCK                Common Stock granted to certain key
                                     officers of the Company during 1994 were modified. The modification increased the number of shares under grant from 17,500 to 25,500. Additionally, the rights of those grantees under the options vest in their entirety on December 30, 2000, unless vesting is accelerated by the Company's achievement of established operating performance objectives in 1995 and 1996.
                                     The exercise price per share is $50, which approximated fair market value per share at the date of the modification.

                                     On November 30, 1993, a member of the
                                     Board of Directors was granted an option, which vested immediately, to purchase 2,000 shares of Common Stock at an exercise price per share of $50, which approximated fair value per share at the date of grant, through November 30, 2003.

                                     On May 1, 1995, the option granted to
                                     Chicago Holdings, Inc. ("CHI") (see
                                     Related Party Transactions) in November
                                     1993 to purchase 10,000 shares of Common
                                     Stock at an exercise price of $50 per
                                     share was modified. CHI's option to
                                     purchase those shares vest in its entirety on December 31, 2000, unless vesting is accelerated by the Company's achievement of established operating performance objectives in 1995 and 1996.

                                     On November 30, 1993, CHI was granted an option, which vested immediately, to purchase 10,000 shares of Common Stock. On May 1, 1995 CHI was granted an option, which vested immediately, to purchase an additional 2,500 shares of common stock. The exercise prices per share of the options are: $100 during 1996, $150 during 1997 and $200 thereafter through November 30, 2003.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     The Company obtained valuations from an
                                     independent party for the Common Stock
                                     options granted to CHI. The appraiser
                                     determined the fair value of CHI options granted or modified in 1995 was approximately $39,450 at the date of grant. The Company recognized a non-cash compensatory charge for such options in 1995. The fair value of the options granted in 1993 was not material.


11.      RELATED PARTY               COMMON STOCK TRANSACTIONS
         TRANSACTIONS
                                     Approximately 89.4% (8,401 shares) of the Company's outstanding Common Stock is owned by a wholly-owned subsidiary of CHI, a founder of the Company. The remaining outstanding shares of Common Stock are owned by the Company's President and its Chairman. The Chairman purchased 1 founding share. CHI's subsidiary purchased 1 founding share, 5,040 shares of the Company's Common Stock in the December 1993 closing for $240,005 and 3,360 shares in the September 1994 closing for $160,003.

                                     In September 1994, the Company's then
                                     President purchased 1,000 shares of Common
                                     Stock for $50 per share, payable $25,000 in cash and $25,000 by a five-year full recourse promissory note which bears interest at 6% per annum. This note is collateralized by a pledge of the Company's stock owned by the President, requires partial repayments in the event that the President earns an incentive bonus in 1996, 1997 or 1998, and accelerates if the President ceases to be employed by the Company.

                                     PREFERRED STOCK TRANSACTIONS

                                     In 1995 the Company's then President, as a participant in the Rights Offering, purchased a total of 493 shares of Preferred Stock at $50 per share payable $98 in cash and $24,552 by full recourse promissory notes due on September 1, 1999 which bear interest at 6% per annum. Those notes are collateralized by a pledge of the Company's stock owned by the President, require partial repayments in the event that the President earns an incentive bonus in 1996, 1997 or 1998, and accelerate if the President ceases to be employed by the Company.

                                                   DEALERS ALLIANCE CREDIT CORP.

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                     In 1995, a wholly-owned subsidiary of CHI, as a participant in the Right Offering, purchased 4,138 shares of preferred stock for a cash price of $206,900 ($50 per share).

                                     MANAGEMENT ADVISORY AGREEMENT

                                     The Company has a management advisory
                                     agreement with CHI. CHI agreed to provide accounting, legal and other services for the Company through November 1996. CHI's compensation for those services is $125 per hour, together with reimbursement of out-of-pocket expenses, for actual time devoted to assisting the Company. The terms of the agreement also provide for CHI to make its senior management available, at the Company's request, for advisory and consulting services through November 1, 1998. CHI is also entitled to a monthly fee of $10,000 for 36 months commencing after the Company achieves and continues to be profitable on a monthly basis. The agreement provides for the Company's payment of a market rate fee to CHI if CHI successfully arranges additional indebtedness for the Company. For the three months ended March 31, 1996 and the year ended December 31, 1995, CHI charged the Company $64,800 and $249,200, respectively, in hourly management fees and reimbursement of out-of-pocket expenses. During 1995 CHI charged the Company $111,280 and $75,000 as fees for negotiating increases to the Company's Revolving Credit Agreement and its Subordinated Debt.

                                     In August 1995, the Company entered into an advisory agreement, which expires in four years, with EQ Corporation, a shareholder of the Company, pursuant to which EQ Corporation will provide certain financial advisory services to the Company. The terms of the agreement required the Company to prepay all fees, which amounted to approximately $149,000, upon execution of the agreement. Such amount has been included in other assets and will be amortized to expense over the term of the agreement.

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Dealers Alliance Credit Corp.:

We have audited the accompanying statements of financial condition of Dealers Alliance Credit Corp. as of December 31, 1994 and 1993, and the related statements of operations, shareholders' deficit, and cash flows for the year ended December 31, 1994 and the period from July 16, 1993 (date of incorporation) to December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dealers Alliance Credit Corp. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 and the period from July 16, 1993 (date of incorporation) to December 31, 1993 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP



February 17, 1995

DEALERS ALLIANCE CREDIT CORP.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1994 AND 1993
--------------------------------------------------------------------------------


ASSETS                                                 1994           1993
Net finance receivables                            $ 3,629,717     $    -
Allowance for credit losses                           (598,120)         -
                                                   -----------     -----------
    Net receivables                                  3,031,597          -

Cash and cash equivalents                              972,473       3,026,389
Repossessed collateral                                  58,063          -
Furniture and equipment, net                           131,411          -
Other assets                                            67,158         131,507
                                                   -----------     -----------
                                                   $ 4,260,702     $ 3,157,896
                                                   ===========     ===========

LIABILITIES AND COMMON SHAREHOLDERS' DEFICIT

Accounts payable and accrued expenses              $   166,271     $   127,265
Due to related party                                    11,857         148,165
                                                   -----------     -----------
    Total liabilities                                  178,128         275,430

Series A Convertible Preferred Stock,
 $0.01 par value; 200,000 shares authorized,
 112,363 and 66,000 shares issued and
 outstanding at December 31, 1994 and
 1993, respectively                                  5,433,967       3,120,000

Common Shareholders' Deficit:
 Common stock, $0.01 par value; 250,000
  shares authorized, 9,402 and 6,302 shares
  issued and outstanding at December 31, 1994
  and 1993, respectively                                    94              63
 Additional paid-in capital                            330,574         299,962
 Note receivable from shareholder                      (25,000)        (59,987)
 Accumulated deficit                                (1,657,061)       (477,572)
                                                   -----------     -----------
    Total common shareholders' deficit              (1,351,393)       (237,534)
                                                   -----------     -----------
                                                   $ 4,260,702     $ 3,157,896
                                                   ===========     ===========




See notes to financial statements.

DEALERS ALLIANCE CREDIT CORP.

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1994 AND PERIOD FROM JULY 16, 1993
(DATE OF INCORPORATION) TO DECEMBER 31, 1993
-------------------------------------------------------------------------------

                                                   1994            1993
REVENUES:
 Interest income:
  Finance contracts                             $   428,450     $      -
  Other                                              81,411         5,794
 Ancillary and other operating income                11,501            -
                                                -----------     ---------

    Total revenues                                  521,362         5,794

INTEREST EXPENSE                                    119,787            -
                                                -----------     ---------
NET INTEREST INCOME                                 401,575         5,794
                                                -----------     ---------
OPERATING EXPENSES:
  Employee compensation and related expenses        864,183        42,218
  Other                                             716,881       441,148
                                                -----------     ---------
    Total expenses                                1,581,064       483,366
                                                -----------     ---------
NET LOSS                                        $(1,179,489)    $(477,572)
                                                ===========     =========





See notes to financial statements.

DEALERS ALLIANCE CREDIT CORP.

STATEMENTS OF COMMON SHAREHOLDERS' DEFICIT
YEAR ENDED DECEMBER 31, 1994 AND PERIOD FROM JULY 16, 1993
(DATE OF INCORPORATION) TO DECEMBER 31, 1993
-----------------------------------------------------------------------

                                                                          NOTE
                                  COMMON STOCK          ADDITIONAL     RECEIVABLE                               TOTAL COMMON
                               -------------------       PAID-IN          FROM       ACCUMULATED   TREASURY     SHAREHOLDERS'
                                SHARES      AMOUNT       CAPITAL      SHAREHOLDER      DEFICIT       STOCK        DEFICIT

BALANCE, JULY 16, 1993            -         $  -         $    -         $     -     $      -       $     -     $     -
  Issuance of common stock      6,302          63         299,962        (59,987)          -             -         240,038
  Net loss                        -            -              -               -        (477,572)         -        (477,572)
                                -----       -----       ---------       --------       --------      ------       --------
BALANCE, DECEMBER 31, 1993      6,302          63         299,962        (59,987)      (477,572)         -        (237,534)

  Repayment of note receivable
   from shareholder               -            -              -           29,987           -             -          29,987
  Repurchase of common stock
   for treasury stock          (1,260)         -              -           30,000           -        (61,210)       (31,210)
  Issuance of shares from
   treasury stock               1,000          -            1,421        (25,000)          -         48,579         25,000
  Treasury stock retired          -            (3)        (12,628)            -            -         12,631            -
  Issuance of common stock      3,360          34         159,969             -            -             -         160,003
  Preferred stock dividend        -            -         (118,150)            -            -             -        (118,150)
  Net loss                        -            -              -               -      (1,179,489)         -      (1,179,489)
                                -----       -----        --------       --------    -----------    --------    -----------
BALANCE, DECEMBER 31, 1994      9,402       $  94        $330,574       $(25,000)   $(1,657,061)   $     -     $(1,351,393)
                                =====       =====        ========       ========    ===========    ========    ===========




See notes to financial statements.

DEALERS ALLIANCE CREDIT CORP.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1994 AND PERIOD FROM JULY 16, 1993
(DATE OF INCORPORATION) TO DECEMBER 31, 1993
--------------------------------------------------------------------------------

                                                        1994               1993
OPERATING ACTIVITIES:
 Interest income received - finance contracts          $   291,197        $    -
 Interest income - short-term investments                   87,205             -
 Ancillary and other operating receipts                      5,533
 Payments for borrowing fees                               (36,889)         (100,000)
 Payments for operating expenses                        (1,683,453)         (233,649)
                                                       -----------        ----------

    Net cash used in operating activities               (1,336,407)         (333,649)

INVESTING ACTIVITIES:
 Purchases of finance contracts                         (3,316,689)            -
 Principal payments received on finance contracts          374,836             -
 Purchases of furniture and equipment                     (156,463)            -
                                                       -----------        ----------

    Net cash used in investing activities               (3,098,316)            -

FINANCING ACTIVITIES:
 Purchase of treasury stock                                (30,000)            -
 Proceeds from issuance of common stock                    185,003           240,038
 Proceeds from issuance of preferred stock, net          2,195,817         3,120,000
 Repayment of note receivable from shareholder              29,987             -
                                                       -----------        ----------

    Net cash provided by financing activities            2,380,807         3,360,038
                                                       -----------        ----------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                   (2,053,916)        3,026,389

CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD                                               3,026,389             -
                                                       -----------        ----------


CASH AND CASH EQUIVALENTS, END
 OF PERIOD                                             $   972,473        $3,026,389
                                                       ===========        ==========

RECONCILIATION OF NET LOSS TO NET
 CASH USED IN OPERATING ACTIVITIES:
 Net loss                                              $(1,179,489)       $ (477,572)
 Depreciation and amortization:
  Furniture and equipment                                   25,051             -
  Contract acquisition discount income                    (158,331)            -
  Ancillary income                                          (5,969)            -
  Contract acquisition costs                                21,078             -
 Decrease (increase) in other assets                        58,555          (131,507)
 Increase in accounts payable and accrued expenses          39,006           127,265
 Increase (decrease) in due to related party              (136,308)          148,165
                                                       -----------        ----------

NET CASH USED IN OPERATING ACTIVITIES                  $(1,336,407)       $ (333,649)
                                                       ===========        ==========

See notes to financial statements.

DEALERS ALLIANCE CREDIT CORP.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1994 AND PERIOD FROM JULY 16, 1993
(DATE OF INCORPORATION) TO DECEMBER 31, 1993
-------------------------------------------------------------------------------

1.      BUSINESS DESCRIPTION

        Dealers Alliance Credit Corp. (the "Company") was incorporated in the state of Delaware on July 16, 1993, and operates from leased office space in Atlanta, Georgia. The Company is a finance company specializing in purchasing and servicing sub-prime automobile installment sales contracts ("finance contracts"), originated by automobile dealers and secured by the purchased automobiles. The Company began operations on December 1, 1993. As of December 31, 1994, the Company had purchased finance contracts from dealers located in seven southeastern states.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nonrefundable Contract Acquisition Discount - Generally, finance contracts are purchased from dealers at nonrefundable contract acquisition discounts from the principal amounts financed by the borrowers, "Dealer Discount." The amount of this Dealer Discount, which includes both credit and yield enhancement, is negotiated by the Company with the dealer.

        When a finance contract is purchased, the Company allocates to the allowance for credit losses the portion of the Dealer Discount deemed necessary to absorb estimated future credit losses for the finance contract portfolio. Any remaining amount is deferred as unearned contract acquisition discount and is amortized to interest income using the interest method over the term of the finance contract. When a specific finance contract is determined to be uncollectible, any unearned contract acquisition discount related to that contract is offset against the unpaid contract balance prior to charging the allowance for credit losses.

        Revenue Recognition - Each finance contract requires the borrower to make monthly payments over a fixed term. The difference between the total amount of contractual payments and the principal amount financed represents unearned finance charges. Unearned finance charges are amortized and recorded as interest income using the interest method over the term and at the interest rate stated in the finance contract. When a finance contract becomes 61 or more days past due, income recognition is suspended until the contractual aging is restored to a current status.

        The Company receives commissions from the sale of warranty contracts. Those commissions are deferred and recorded as unearned ancillary income and amortized to revenue using the sum-of-the-digits method, which approximates the results of the interest method, over the terms of the underlying warranty contracts.

        Other operating income, which includes late charges and extension fees charged to customers, is recognized as collected.

        Allowance for Credit Losses - Allowance for credit losses is established through an allocation of the Dealer Discount based upon management's estimate of future credit losses. Management believes that the allowance for credit losses and the related unearned contract acquisition discounts are adequate to absorb potential losses in the portfolio. Management evaluates the adequacy of the allowance for credit losses by reviewing credit loss experience, delinquencies, the value of the underlying collateral and general economic conditions.

        If necessary, a provision for credit losses will be charged against earnings to maintain the allowance for credit losses at an amount management believes necessary to absorb potential losses in the finance contract portfolio. Through December 31, 1994, the allocations of Dealer Discounts to the allowance for credit losses together with unearned contract acquisition discounts have been adequate to absorb all estimated credit losses. Accordingly, no provision for credit losses has been required.

        A finance contract is charged to the allowance for credit losses at the earliest of the month in which the related collateral is repossessed, the finance contract is six months or more past due, or the finance contract is otherwise deemed to be uncollectible.

        Repossessed Collateral - Repossessed collateral is recorded at its estimated net realizable value. The Company commences repossession against collateral when it determines that other collection efforts are not likely to be successful. Usually repossession occurs before a borrower has defaulted on two consecutive monthly payments. Upon repossession, the net amount due under a finance contract is reduced to the estimated net realizable value of the collateral through a charge to the related unearned contract acquisition discount with any remaining amount charged to the allowance for credit losses.

        Deferred Contract Acquisition Costs - The Company defers costs directly associated with the acquisition of finance contracts and amortizes such costs using the interest method as a reduction of interest income over the term of finance contracts.

        Cash and Cash Equivalents - Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

        Furniture and Equipment - Furniture and equipment are recorded at cost and are depreciated over their estimated useful lives, ranging from 4 to 6 years, using the straight-line method. Accumulated depreciation at December 31, 1994 was $25,051.

        Revolving Credit Facility Fees - Commitment and facility fees and expenses are paid to the Company's lender in accordance with the provisions of the Company's revolving credit facility. Those deferred costs are included in other assets and amortized to interest expense over the term of the facility.

        Income Taxes - The Company records income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are recorded based upon temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company incurred net operating losses in 1994 and 1993 and, accordingly, no provision for income taxes was made for the year ended December 31, 1994 and the period from July 16, 1993 (date of incorporation) to December 31, 1993.

        Postretirement and Postemployment Benefits - The Company does not offer postretirement or postemployment benefits to its employees. Accordingly, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," have no effect upon the Company's financial position or results of operations.

3. FINANCE RECEIVABLES

   Generally, the Company's finance contracts have terms of 12 to 36 months. The net finance receivables balance consisted of the following at December 31, 1994:

     Contractual payments due                                      $ 5,492,830
     Unearned finance charges                                       (1,433,492)
                                                                   -----------
        Total finance receivables                                    4,059,338
     Unearned contract acquisition discount                           (507,783)
     Unearned ancillary income                                         (11,741)
     Deferred contract acquisition costs, net                           89,903
                                                                   -----------

         Net finance receivables                                   $ 3,629,717
                                                                   ===========

   At December 31, 1994 contractual payments due under finance contracts are scheduled to be received as follows:

     YEAR ENDING DECEMBER 31,

         1995                                                       $2,342,707
         1996                                                        2,096,651
         1997                                                        1,049,816
         1998                                                            3,656
                                                                    ----------

         Total                                                      $5,492,830
                                                                    ==========

   The Company's experience has shown that some payments will be received prior to contractual due dates.

   When a finance contract is determined to be uncollectible, the unpaid account balance due is reduced by the net realizable value of the repossessed collateral and any remaining unearned contract acquisition discount. The net amount remaining, if any, is charged to the allowance for credit losses. Activity in the unearned contract acquisition discount and allowance for credit losses accounts for the year ended December 31, 1994, was as follows:

                                                 UNEARNED           ALLOWANCE
                                                 CONTRACT              FOR
                                                ACQUISITION          CREDIT
                                                 DISCOUNT            LOSSES
     Balance - beginning of year                 $       -          $       -
     Discounts negotiated                          703,422            747,441
     Amortized to interest income                 (158,331)                 -
     Charge-offs, net                              (37,308)          (149,321)
                                                 ---------          ---------

     Balance - end of year                       $ 507,783          $ 598,120
                                                 =========          =========

4.      REVOLVING CREDIT FACILITY

        The Company has an $8 million revolving credit facility with a bank ("Facility"), which expires on December 31, 1995. Borrowings are secured by substantially all of the Company's assets. During 1994, the Company's operations did not require advances under the Facility. Interest on the borrowings under the Facility is payable monthly based upon the referenced prime rate, which was 8.5% at December 31, 1994, plus 2% per annum. Interest expense, which consisted solely of commitment and facility fees and expenses, for the year ended December 31, 1994 was $119,787. The Facility requires the Company to maintain specified financial ratios and to comply with other covenants.

        In January 1995, the Company acquired an option, exercisable on or before December 31, 1995, to purchase a contract which would provide interest rate protection during 1996 and 1997 on various notional amounts up to $15 million. The option is held for purposes other than trading. If the Company exercised its option and if the contract's referenced interest rate exceeds 12% during 1996 and 1997, then the Company would receive a payment computed using the rate differential multiplied by the applicable notional amount for that period. The contract exposes the Company to credit risk through counterparty nonperformance which risk is mitigated by the counterparty's financial condition. The Company would not require collateral or other security to support financial instruments with off-balance sheet credit risk.

5.      INCOME TAXES

        Net operating loss carryovers, which aggregate approximately $1,255,000, are available to reduce future federal and state income taxes and expire in 2008 and 2009.

        Deferred tax asset reflects the net tax effect of temporary differences between the financial reporting bases of assets and liabilities and the amounts applicable for income tax purposes. The Company's net deferred tax asset at December 31, 1994 and 1993 was:

                                                    1994              1993
        Deferred tax asset:
         Preoperating expenses                 $ 116,000          $ 145,000
         Allowance for credit losses              34,000
         Net operating loss carryover            477,000             36,000
                                                --------          ---------
                                                 627,000            181,000
         Less valuation allowance               (627,000)          (181,000)
                                               ---------          ---------
            Net deferred tax asset             $     -            $     -
                                               =========          =========

6.      LEASES AND OTHER COMMITMENTS

        Office Lease - The Company rents its office under a noncancellable lease agreement with an initial term of four years. The lease requires the Company to reimburse the landlord for increases over the base year amounts for certain expenses, such as real estate taxes, utilities, and maintenance. Some of the Company's office equipment is subject to operating leases. The aggregate rental expense for the office and equipment leases was $41,429 for the year ended December 31, 1994 and $5,984 for the period from July 16, 1993 (date of incorporation) to December 31, 1993.

        Data Processing Agreement - The Company entered into a five-year contract, which expires in May 1999, to receive data processing services. The contract requires minimum monthly servicing fees.

        At December 31, 1994, future minimum payments for noncancellable leases and data processing services were as follows:


                                                                      DATA
        YEAR ENDING DECEMBER 31:                  LEASES           PROCESSING
           1995                                 $ 41,756            $117,500
           1996                                   41,239             218,000
           1997                                   38,655             184,000
           1998                                       -              180,000
           1999                                       -               75,000
                                                --------            --------
               Total                            $121,650            $774,500
                                                ========            ========

        Employment Agreements - The Company has employment agreements with certain key officers which provide for aggregate base annual compensation of $426,500 plus bonuses based on certain operating performance goals in 1995. The agreements expire on various dates through December 31, 1995 and may be extended by mutual agreement. Additionally, the agreements require termination payments in the event of the employee's involuntary termination. At December 31, 1994, the aggregate amount of the contingent termination obligation was $196,375.

7.      SERIES A CONVERTIBLE PREFERRED STOCK

        The Company has authorized 200,000 shares of Series A Convertible Preferred Stock ("Preferred Stock"), par value $.01 per share. In December 1993, the Company received commitments to buy 110,000 shares (gross proceeds of $5.5 million) of its Preferred Stock, 60% of which was purchased in December 1993 with the remaining 40% purchased in September 1994. The December closing resulted in the issuance of 66,000 shares of Preferred Stock with proceeds, net of offering costs, of approximately $3,120,000. The September closing resulted in the issuance of 44,000 shares of Preferred Stock, with net proceeds of approximately $2,196,000. Holders of the Preferred Stock are entitled to an annual stock dividend of 3% on December 30 of each year. Additionally, for financial reporting purposes, the Preferred Stock is accreted to the greater of the Common Stock's per share fair market value or its liquidation preference ($50 per share). Management believes the fair market value of its Common Stock was $50 per share at December 31, 1994. A stock dividend of 2,363 shares was declared for holders of record as of December 31, 1994. For financial accounting purposes, that dividend was valued at $50 per share, or $118,500 and was charged to additional paid-in capital.

        Each share of Preferred Stock may be converted into one share of Common Stock at any time at the option of the holder. Conversion into Common Stock is mandatory in the event of a qualified initial public offering ("IPO") of the Company's Common Stock.

        If an IPO does not occur before December 1, 1998, each holder of Preferred Stock may require the Company to redeem its Preferred Stock at the greater of the Common Stock's per share fair market value or its liquidation preference. Redemption is mandatory on November 30, 1999 at the greater of the Common Stock's per share fair market value on September 1, 1999 or its liquidation preference. The liquidation preference aggregated $5,618,150 at December 31, 1994.

        Holders of Preferred Stock are entitled to one vote per share on all shareholder matters. The Company's Shareholders' Agreement provides that all shareholders vote for a seven-member Board of Directors comprised of four nominees of the majority Common Stockholder (see Related Party Transactions), one nominee of a specified Preferred Stockholder group, and two nominees of the stockholders other than the majority Common Stockholder.

        The Preferred Stock ranks senior to the Common Stock with respect to dividends and liquidation rights.

8.      COMMON STOCK

        On December 1, 1993, the Company received commitments to buy 10,500 shares (gross proceeds of $500,000) of its Common Stock (see Related Party Transactions) of which 60% were purchased in December 1993, with the remaining 40% purchased at a second closing which occurred in September 1994. The December closing resulted in the issuance of 6,300 shares of Common Stock, with the Company receiving cash of $240,038 and a note receivable in the amount of $59,987. In September 1994, the Company received cash of $160,003 for purchase of the remaining committed shares of Common Stock.

        The provisions of the Facility prohibit the payment of dividends in cash or property, other than stock dividends on the Preferred Stock.

9.      COMMON STOCK OPTIONS

        At December 31, 1994, the Company had outstanding options to acquire shares of the Company's Common Stock, as follows:

                                     DATE      NUMBER
                                      OF         OF      EXERCISE    EXERCISE
        OPTION HOLDER                GRANT     SHARES      PRICE     CONDITION
        Chicago Holdings, Inc.       1993      10,000       $50         (a)
        Chicago Holdings, Inc.       1993      10,000     Various       (b)
        Management                   1994      17,500       $50         (c)
        Member of the Board
         of Directors                1993       2,000       $50       Expires
                                                                      December,
                                                                      2003

        (a) Chicago Holdings, Inc. ("CHI") (see Related Party Transactions), has options to acquire 10,000 shares of the Company's Common Stock at $50 per share. Those options are exercisable after the second, third, and fourth years of the Company's operations if certain financial goals are achieved. Those options expire in December 2003.

        (b) CHI also has vested options, which expire in December 2003, to acquire an additional 10,000 shares of the Company's Common Stock. The exercise prices per share of those options are: $75 during 1994, $100 during 1995 and 1996, $150 during 1997, and
                $200 thereafter through December 2003.

        (c) Management's options to acquire 17,500 shares of the Company's Common Stock at $50 per share are exercisable after the second and third years of the Company's operations if financial goals are achieved.

10.     RELATED PARTY TRANSACTIONS

        Common Stock Transactions - Approximately 89.4% (8,401 shares) of the Company's outstanding Common Stock is owned by a wholly owned subsidiary of CHI, a founder of the Company. The remaining outstanding shares of Common Stock are owned by the Company's President and its Chairman. CHI's subsidiary purchased one founding share, 5,040 shares of the Company's Common Stock in the December 1993 closing for $240,005, and 3,360 shares in the September 1994 closing for $160,003.

        Approximately $60,000 of the $300,000 proceeds from the issuance of the Company's Common Stock in December 1993 was paid with a 6% note due from the Company's former President. The note was due in two installments ($29,987 on January 17, 1994 and $30,000 on December 1, 1998).

        In connection with the resignation of the Company's former President during June 1994, the following were consummated: (i) consulting services of the former President were retained through the end of 1994 for a fee of $75,000, (ii) his stock options were terminated, (iii) his commitment to acquire additional shares of Common Stock was terminated, and (iv) his 1,260 shares of the Common Stock were purchased by the Company, as treasury stock, in exchange for the original purchase price of $61,210 ($30,000 of cash and the cancellation the above promissory note).

        In September 1994, the Company's new President purchased 1,000 shares of treasury Common Stock for $50 per share, payable $25,000 in cash and $25,000 by a five-year promissory note which bears interest at 6% per annum.

        Management Advisory Agreement - The Company has a management advisory agreement with CHI. CHI agreed to provide accounting, legal, and other services for an initial term expiring on November 30, 1996. CHI's compensation for services performed under the agreement is (i) $125 per hour, together with reimbursement of out-of-pocket expenses, for actual time devoted to the Company's business, (ii) a transaction structuring fee of $120,000 (which was paid during 1994), and (iii) a monthly fee of $10,000 for 36 months commencing after the Company achieves and continues to be profitable on a monthly basis. The agreement provides for the Company's payment of a market rate fee to CHI if CHI successfully arranges additional indebtedness for the Company. During 1994 and 1993, CHI charged the Company $125,875 and $23,875, respectively, in hourly management fees and $26,806 and $390,815, respectively, for reimbursement of out-of-pocket expenses.

11.     IMPACT OF NEW ACCOUNTING STANDARDS

        The Company expects to adopt SFAS No. 107, "Disclosure About Fair Value Of Financial Instruments," in 1995. Since SFAS No. 107 requires disclosures only as to the fair value of financial instruments, the adoption of SFAS No. 107 will have no effect on the Company's financial position or results of operations.

12.     SUBSEQUENT EVENT

        On January 25, 1995, the Company's Board of Directors approved an offering of 60,000 shares of Preferred Stock at $50 per share (gross proceeds of $3,000,000) to current holders of the Company's Preferred and Common Stock. The terms of the offering provide for two closings with proceeds of $1.5 million to be derived from the initial closing.

                         DEALERS ALLIANCE CREDIT CORP.
                        STATEMENT OF FINANCIAL CONDITION
                                 JUNE 30, 1996
                                 (UNAUDITED)

ASSETS:                                                              June 30, 1996
------                                                               ------------
Gross finance receivables                                            $ 34,947,444
Unearned finance charges                                               (8,092,739)
                                                                     ------------
Net finance receivables                                                26,854,705
Unearned ancillary income                                                 (50,578)
                                                                     ------------
Net finance receivables after ancillary                                26,804,127
Allowance for credit losses                                           (12,602,390)
Deferred acquisition costs, net                                           142,816
                                                                     ------------
                                                                       14,344,553

Cash and cash equivalents                                                 687,806
Repossessed collateral                                                    603,512
Furniture and equipment, net                                              233,332
Prepaid rent, net                                                         200,243
Subordinated debt issuance costs, net                                     280,589
Other assets, net                                                         323,007
                                                                     ------------
                                                                     $ 16,673,042
                                                                     ============

LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT:

Revolving credit agreement advances                                  $ 18,000,000
Accounts payable and accrued expenses                                     671,331
Due to related party                                                        8,017
Senior subordinated notes payable, net                                  3,513,598
                                                                     ------------
    Total liabilities                                                $ 22,192,946
                                                                     ------------

Warrants                                                                  563,767
Redeemable Series A Convertible Preferred Stock, $0.01 par value;
    200,000 shares authorized, 176,746 issued and outstanding           8,787,972

Common stockholders' deficit:
    Common stock, $0.01 par value; 250,000 shares
         authorized, 9,402 shares issued and outstanding                       94
    Additional paid-in capital                                                  0
    Note receivable from stockholder                                      (25,000)
    Accumulated deficit                                               (14,846,737)
                                                                     ------------

         Total common stockholders' deficit                           (14,871,643)
                                                                     ------------
                                                                     $ 16,673,042
                                                                     ============

                         DEALERS ALLIANCE CREDIT CORP.
                            STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                                           Six Months Ended
                                                             June 30, 1996
                                                             -----------
Revenues:
    Interest income on finance contracts                     $ 3,628,051
    Ancillary income                                              99,537
    Late charges and other income                                139,647
                                                             -----------
    Total finance revenues                                     3,867,235
    Amortization of deferred contract acquisition costs         (138,813)
                                                             -----------
    Net finance revenues                                       3,728,422
    Interest expense, net                                     (1,428,357)
                                                             -----------

    Net finance income before provision for credit losses      2,300,065
    Provision for credit losses                               (5,100,000)
                                                             -----------
    Net finance income (loss)                                 (2,799,935)
                                                             -----------

Operating expenses:                                            2,690,496
                                                             -----------

Net loss                                                     $(5,490,431)
                                                             ===========

                         DEALERS ALLIANCE CREDIT CORP.
                            STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)


                                                                            Six Months Ended
                                                                              June 30, 1996
                                                                              -------------
Operating activities
    Net loss                                                                  $(5,490,431)
    Adjustments:
         Provision for credit losses                                            5,100,000
         Depreciation and amortization                                             41,956
         Amortization of debt discount and organization fees                      204,099
         Changes in assets and liabilities:
             Repossessed collateral                                               (33,633)
             Other assets                                                         235,742
             Accounts payable and accrued expenses                               (330,484)
             Due to related party                                                 (52,094)
                                                                              -----------

Cash used in operating activities                                                (325,491)
                                                                              -----------

Investing activities
    Purchases of installment contracts receivable                              (6,145,407)
    Payments received on installment contracts receivable                       5,721,516
    Purchases of equipment                                                        (41,995)
    Proceeds from sales of assets                                                   3,505
                                                                              -----------

Cash used in investing activities                                                (462,381)
                                                                              -----------

Cash provided by financing activities--revolving credit agreement advances      1,150,000
                                                                              -----------

Net increase in cash and cash equivalents                                         362,128

Cash and cash equivalents at beginning of period                                  325,678
                                                                              -----------

Cash and cash equivalents at end of period                                    $   687,806
                                                                              ===========

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

             ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law provides as follows:

         "(a)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and
(b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

         Restated Certificate of Incorporation. Paragraph ELEVENTH of the Restated Certificate of Incorporation states that the Company shall, to the fullest extent permitted by Delaware General Corporation Law, indemnify any and all persons who it would have the power to indemnify under such law from and against any and all of the expenses, liabilities or other matters referred to in or covered by such law and, to the extent permitted under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his director or officer capacity and as to action in another capacity while holding such office. Such indemnification obligation will continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators.

         Paragraph TWELFTH of the Restated Certificate of Incorporation states that, to the fullest extent permitted by the Delaware General Corporation Law, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

         Bylaws. Article IX of the Company's Bylaws requires the Company to indemnify any person who was or is a party, or threatened to be made a party to any suit or proceeding, by reason of the fact that he or she is or was an authorized representative of the Company for specified liabilities and expenses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Board of Directors, by vote of a majority of those present at any meeting, may elect to exclude such person from such indemnification. The indemnified liabilities and expenses include, but are not limited to, legal fees and disbursements and amounts of judgments, fines or penalties against an amount paid in settlement by the indemnified party. The Company may advance any reasonable expense incurred by the indemnified party prior to the final disposition of any claim, action, suit or proceeding if it receives an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification. These indemnification rights are in addition to any other indemnification rights to which the person may be entitled under any agreement, vote of stockholders, the Restated Certificate of Incorporation, or as a matter of law or otherwise.

         The directors and officers of the Company are insured (subject to certain exceptions and deductions) against liabilities that they may incur in their capacity as such, including liabilities under the Securities Act, under a liability policy carried by the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)     Exhibits

EXHIBIT NO.      DESCRIPTION

  2.1 Agreement and Plan of Merger dated as of February 7, 1997 among the Registrant, Search Capital Acquisition Corp. and MS Financial, Inc. ("MSF") (included as part of Annex A to the Joint Proxy Statement/Prospectus)

  2.2 Letter agreement dated as of June 4, 1997 among the Registrant, Search Capital Acquisition Corp. and MSF (included as part of Annex A to the Joint Proxy Statement/Prospectus)

  3.1 Registrant's Bylaws, as amended to date (incorporated by reference to Exhibit 3.9 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 ("1997 10-K"))

  3.2 Restated Certificate of Incorporation, as amended to date (incorporated by reference to Exhibits 3.2 through 3.8 to the 1997 10-K).

  4.1 Specimen certificate of the Registrant's Common Stock (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-68524))

  4.2 Restated Certificate of Incorporation of Search Financial Services Inc. (incorporated by reference to Exhibit 3.1 to Registrant's Transition Report on Form 10-K for the transition period ended March 31, 1996 ("1996 10-K"))

  4.3 Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "9/30/96 Form 10-Q"))

  4.4 Certificate of Correction to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the 9/30/96 Form 10-Q)

  4.5 Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the 9/30/96 Form 10-Q)

  4.6 Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.7 to Registrant's Form S-3 Registration Statement (Registration No. 333-20551))

  4.7 Loan Agreement dated September 11, 1996 between Search Funding II, Inc. and Hibernia National Bank

  4.8 Commercial Security Agreement dated September 11, 1996 between Search Funding II, Inc. and Hibernia National Bank

  4.9 Commercial Guaranty dated September 11, 1996 between Registrant and Hibernia National Bank.

  4.10 Promissory Note dated September 11, 1996 in the principal amount of $25,000,000 payable to Hibernia National Bank.

  4.11 Other than the indebtedness evidenced by the agreements listed in Exhibits 4.7 and 4.10 above and Exhibit 10.33 below, none of the outstanding long-term debt of the Registrant and its consolidated subsidiaries exceeds ten percent (10%) of the total assets of the Registrant and its consolidated subsidiaries, and, except for Exhibit 10.25, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

  5.1            Opinion of Bracewell & Patterson, L.L.P., counsel to the
                 Registrant

  8.1            Tax Opinion of Haynes & Boone, L.L.P.

 10.1 Stockholders Agreement, dated as of February 7, 1997, between the Registrant and certain stockholders of MSF (incorporated by reference to Exhibit 2.2 to Registrant's Current Report on Form 8-K dated February 7, 1997)

 10.2 Form of Escrow Agreement, dated as of February 7, 1997, between the Registrant, MSF, certain stockholders of MSF and U.S. Trust Company of Texas, N.A. as escrow agent

 10.3 Third Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.1 to Registrant's April 17, 1996 Form 8-K Current Report (the "April 1996 8-K")

 10.4 Modification to Third Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.2 to the April 1996 8-K)

 10.5 Order Confirming Third Amended and Supplemented Joint Plan, Pursuant to 11 U.S.C. Section 1129 (incorporated by reference to Exhibit 2.3 to the April 1996 8-K)

 10.6 Chapter 11 Post-Confirmation Order (incorporated by reference to Exhibit 2.4 to the April 1996 8-K)

 10.7 Order Regarding Entry Date of Order Confirming Third Amended and Supplemented Joint Plan Pursuant to 11 U.S.C. Section 1129 (incorporated by reference to Exhibit 2.5 to the April 1996 8-K

 10.8 Order Granting Second Motion for Technical, Non-Material Modification to the Third Amended and Supplemented Joint Plan of Reorganization (incorporated by reference to Exhibit 2.6 to the April 1996 8-K)

 10.9 Form of Warrants to purchase shares of Common Stock of Registrant issued to directors containing a cashless exercise feature

10.10 1994 Employee Stock Option Plan of Registrant, as amended and adjusted (incorporated by reference from Exhibit 4.1 of Registrant's Form S-8 Registration Statement (Registration No. 333-22315))

10.11 Agreement between Registrant and Louis Dorfman, Trustee of The SBM Trust dated as of May 5, 1995 (incorporated by reference from Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the year ended September 30, 1995 (the "1995 10-K"))

10.12 Agreement between Registrant and Sam B. Meyers, Jr. dated as of May 5, 1995

10.13 Letter Agreement between Registrant and Alex. Brown & Sons, Inc. dated May 24, 1995 (incorporated herein by reference from Exhibit 10.20 to the 1995 10-K)

10.14 Letter Agreement and Addenda A, D and E thereto between Registrant and Alex. Brown & Sons Incorporated dated May 16, 1996

10.15 Employment Letter Agreement between George C. Evans and Registrant dated January 20, 1995 (incorporated herein by reference from Exhibit 10.21 to the 1995 10-K)

10.16 Amendment to Employment Letter Agreement of George C. Evans dated May 10, 1995 (incorporated herein by reference from Exhibit 10.22 to the 1995 10-K)

10.17 Amendment to Employment Letter Agreement of George C. Evans dated March 20, 1996

10.18 Amendment to Employment Letter Agreement of George C. Evans dated February 13, 1997

10.19            Employment Letter Agreement between Registrant and James F.
                 Leary dated May 1, 1996 (incorporated herein by reference from Exhibit 10.21 to the 1996 10-K)

10.20 Letter agreement between Registrant and Inter-Atlantic Securities Corp. dated August 23, 1996

10.21 Letter agreement between Registrant and Inter-Atlantic Securities Corp. dated September 6, 1996

10.22 Compromise and Settlement Agreement by and among Craig Hall, Larry Levey, Hall Financial Group, Inc., Phoenix/Inwood Corp. and Hall Phoenix/Inwood, Ltd. and Registrant effective as of November 21, 1996 (incorporated by reference from Exhibit 10.1 to Registrant's Current Report on Form 8-K dated November 21, 1996 (the "November 1996 8-K")

10.23 Mutual Release Agreement effective as of November 21, 1996 by and among Registrant, George C. Evans, Craig Hall, Larry Levey, Hall Financial Group, Inc., Phoenix/Inwood Corp. and Hall Phoenix/Inwood, Ltd. (incorporated by reference from
                 Exhibit 10.2 to the November 1996 8-K)

10.24 Standstill Agreement effective as of November 21, 1996 by and among Registrant, Craig Hall, Larry Levey, Hall Financial Group, Inc., Phoenix/Inwood Corp. and Hall Phoenix/Inwood, Ltd. (incorporated by reference from Exhibit 10.3 to the November 1996 8-K)

10.25 Subordinated Note dated November 21, 1996 in the principal amount of $5,000,000 (incorporated by reference from Exhibit
                 10.4 to the November 1996 8-K)

10.26 Asset Purchase Agreement (the "Asset Purchase Agreement") among U.S. Lending Corporation, as Debtor-In- Possession, Registrant and Search Funding III, Inc. dated July 17, 1996 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30,
                 1996)

10.27 Second Amendment dated November 5, 1996 to the Asset Purchase Agreement (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

10.28 Asset Acquisition Agreement among Registrant, Search Funding IV, Inc. and Dealers Alliance Credit Corp. dated as of August 2, 1996 (incorporated by reference from Exhibit 2.1 to Registrant's Current Report on Form 8-K dated August 6, 1996 (the "August 1996 8-K")

10.29 Sub-Debt Acquisition Agreement among Registrant, Search Funding IV, Inc., R-H Capital Partners, L.P. and Kellett Investment Corporation dated as of August 2, 1996 (incorporated by reference from Exhibit 2.2 to the August 1996 8-K)

10.30 Escrow Agreement among Registrant, Dealers Alliance Credit Corp., Search Funding IV, Inc., R-H Capital Partners, L.P., Kellett Investment Corporation and U.S. Trust Company of Texas, N.A., dated as of August 6, 1996 (incorporated by reference from Exhibit 2.3 to the August 1996 8-K)

10.31 Search-DACC Shareholders Agreement dated as of August 2, 1996 between Registrant and Dealers Alliance Credit Corp. (incorporated by reference from Exhibit 2.4 to the August 1996 8-K)

10.32 Sub-Debt Shareholders Agreement dated as of August 2, 1996 among Registrant, R-H Capital Partners, L.P. and Kellett Investment Corporation (incorporated by reference from Exhibit
                 2.5 to the August 1996 8-K)

10.33 Debt Assumption Agreement dated as of August 2, 1996 among Registrant, Search Funding IV, Inc., LaSalle National Bank, as Agent, Bank One Chicago, N.A. and Fleet Capital Corporation (incorporated by reference from Exhibit 2.6 to the August 1996 8-K)

10.33 Motor Vehicle Installment Sales Contract Assignment and Purchase Agreement dated September 27, 1996 between Eagle Finance Corp. and Search Funding Corp. (incorporated by reference from Exhibit 2 to Registrant's Current Report on Form 8-K dated September 27, 1996)

10.34 Motor Vehicle Installment Sales Contract Assignment and Purchase Agreement dated as of November 1, 1996 between MS Financial, Inc. and Search Funding Corp. (incorporated by reference from Exhibit 2.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

10.35            Letter agreement between the Registrant and MS Financial, Inc.
                 dated November 4, 1996 (incorporated by reference from Exhibit
                 2.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)

 11.1 Statement re computation of per share earnings (incorporated by reference to Exhibit 11 to the 1997 10-K)

 22.1 Subsidiaries of Registrant (incorporated by reference from Exhibit 22.1 to the 1997 10-K)

 23.1            Consent of Bracewell & Patterson, L.L.P. (included in Exhibit
                 5.1)

 23.2            Consent of Haynes & Boone, L.L.P. (included in Exhibit 8.1)

 23.3            Consent of KPMG Peat Marwick LLP*

 23.4            Consent of BDO Seidman, LLP*

 23.5 Consent of Bear, Stearns & Co. Inc. (included in the opinion which appears as Annex B to the Joint Proxy
                 Statement/Prospectus)


 23.6            Consent of Alex. Brown & Sons Incorporated


 23.7            Consent of Deloitte & Touche LLP*


 24.1            Power of Attorney (included on signature page)


 99.1 Form of Proxy Card for Search Common Stock, Search 12% Preferred Stock and Search 9%/7% Preferred Stock



 99.2            Form of Proxy Card for MSF Common Stock


 99.3            Consent of James B. Stuart, Jr.

-----------------
* Filed herewith.

         (b)     Financial Statement Schedules:   None


         (c) Report, Opinion or Appraisal: The fairness opinions of Bear, Stearns & Co. Inc. and Alex. Brown & Sons Incorporated are included in the Joint Proxy Statement/Prospectus; Letter of Alex. Brown & Sons Incorporated dated June 26, 1997

ITEM 22.  UNDERTAKINGS

         The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, State of Texas, on July 8, 1997.


                                    SEARCH FINANCIAL SERVICES INC.

                                    By: /s/ George C. Evans
                                        -------------------
                                        George C. Evans, Chairman of the Board
                                        and Chief Executive Officer

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, George C. Evans, Robert D. Idzi and Ellis A. Regenbogen, or any of them, with full power to act alone, his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


        SIGNATURE                             TITLE                     DATE
        ---------                             -----                     ----
/s/ George C. Evans            Chairman of the Board, Chief       July 8, 1997
--------------------------     Executive Officer and Director
George C. Evans


/s/ James F. Leary             Director                           July 8, 1997
--------------------------
James F. Leary


/s/ Robert D. Idzi             Senior Executive Vice President,   July 8, 1997
--------------------------     Chief Financial Officer &
Robert D. Idzi                 Treasurer


/s/ Andrew D. Plagens          Senior Vice President, Controller  July 8, 1997
--------------------------     and Chief Accounting Officer
Andrew D. Plagens


Richard F. Bonini*             Director


William H. T. Bush*            Director


Luther H. Hodges, Jr.*         Director


Frederick S. Hammer*           Director


A. Brean Murray*               Director


Douglas W. Powell*             Director


Barry W. Ridings*              Director


*By: /s/ GEORGE C. EVANS
     ---------------------
     George C. Evans, Attorney-In-Fact                            July 8, 1997

                                 EXHIBIT INDEX



EXHIBIT NO.      DESCRIPTION
-----------     -----------
 23.3            Consent of KPMG Peat Marwick LLP

 23.4            Consent of BDO Seidman, LLP

 23.7            Consent of Deloitte & Touche LLP